Form 20-F
period 2022-12-31
Brookfield Asset Management Ltd.
filed 2023-04-03
CIK 1937926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-41563
BROOKFIELD ASSET MANAGEMENT LTD.
(Exact name of Registrant as specified in its charter)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
181 Bay Street
Suite 100, Brookfield Place
Toronto, Ontario M5J 2T3, Canada
(Address of principal executive offices)
Justin B. Beber
181 Bay Street
Suite 100, Brookfield Place
Toronto, Ontario M5J 2T3, Canada
(416) 363-9491

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of each exchange on which registered
Class A Limited Voting Shares	BAM	New York Stock Exchange, Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
412,201,980 Class A Limited Voting Shares as of December 31, 2022
21,280 Class B Limited Voting Shares as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Brookfield

2022
FORM 20–F

Brookfield Asset Management

BROOKFIELD
AT A GLANCE

We are one of the largest and fastest growing alternative asset managers in the world. We manage nearly $800 billion of assets on behalf of more than 2,000 global institutional clients. We have over 2,500 investment and asset management professionals investing in 30 countries across five continents supported by approximately 200,000 operating employees.

At the end of 2022, we completed the distribution and listing of a 25% interest in Brookfield Corporation's asset management business, through Brookfield Asset Management Ltd., giving investors direct access to the asset management business on a pure-play basis for the first time. Our intention was to create a security that is simpler, more easily understood and better appreciated in the market. With substantially all our distributable earnings derived from stable and predictable fee-related earnings, strong five-year growth targets and an asset light balance sheet with no principal investments and no debt, the "new" Brookfield Asset Management operates with industry leading metrics. At the same time, we thoughtfully structured the distribution in a way that will ensure our asset management business will retain the significant benefits of the broader Brookfield ecosystem.

While the stock is new in form, our market leadership, commitment to clients and investment approach remain unchanged. We draw on our 100+ year heritage as an owner and operator to invest for value and seek to generate strong returns for our clients across economic cycles.

We invest in high-quality, essential assets and businesses that form the backbone of the global economy. Specifically, we focus on renewable power & transition, infrastructure, private equity, real estate, and credit. We believe that we are well-positioned to capture the significant opportunities ahead, many of which will be driven by large secular trends around decarbonization, deglobalization and digitalization.

Oregon, U.S.

We invest in high-quality, essential assets and businesses that form the backbone of the global economy.

FORM 20-F 1

HOW WE INVEST

+ The Brookfield Advantage

We invest where we can bring our competitive advantages to bear, leveraging our deep operational expertise, global reach and access to large-scale, flexible capital.

+ Long-Life, High-Quality Assets and Businesses

Leveraging our operating experience, we invest in key sectors across renewable power & transition, infrastructure, private equity, real estate, and credit.

+ Diverse Product Offering

We offer core, core-plus, value-add, opportunistic/ growth equity, secondaries, subordinated debt and credit strategies through closed-end and perpetual vehicles in both the public and private markets.

+ Disciplined Financing Approach

We take a conservative approach to the use of leverage, ensuring that we can preserve capital across all business cycles.

+ Sustainability

We are committed to ensuring that the assets and businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

NORTH AMERICA
$479B AUM
~72,000
Operating Employees
SOUTH AMERICA
$50B AUM
~32,000
Operating Employees

The "Manager," the "company," "we," "us" or "our" refers to Brookfield Asset Management Ltd. together with our asset management business and Oaktree (each as defined below). The "Corporation" refers to Brookfield Corporation (formerly known as Brookfield Asset Management Inc.) and its subsidiaries (including the perpetual affiliates (as defined below). Additional discussion of the Corporation's and the perpetual affiliates' businesses and results can be found in their public filings.

GLOBAL REACH **~$800B** ASSETS UNDER MANAGEMENT

2 BROOKFIELD ASSET MANAGEMENT

NYSE: BAM
TSX: BAM

EUROPE &
MIDDLE EAST
$147B AUM
~46,000
Operating Employees
ASIA PACIFIC
$114B AUM
~45,000
Operating Employees

$418B	2,500+	30+	~200,000
FEE-BEARING CAPITAL	INVESTMENT & ASSET MANAGEMENT PROFESSIONALS	COUNTRIES	OPERATING EMPLOYEES

FORM 20-F 3

INVESTMENT
OVERVIEW

Our disciplined, well-established approach to investing reflects our 100+ year history as an owner and operator. We focus on value creation and capital preservation, investing in high-quality assets and businesses within our areas of expertise. We then manage these assets and businesses proactively and finance them conservatively—with the goal of generating stable, inflation-linked, predictable and growing cash flows.

Brookfield's investment activities are anchored by a set of core tenets that guide our decision-making and determine how we measure success:

OUR BUSINESS PRINCIPLES

1. Operate our business and conduct our relationships with integrity
2. Attract and retain high-caliber individuals who will grow with us over the long term
3. Ensure that our people think and act like owners in all their decisions
4. Treat our shareholders' capital like it's our own
5. Embed strong ESG practices throughout our operations to help ensure that our business model is sustainable

OUR INVESTMENT APPROACH

- Acquire high-quality assets and businesses
- Invest on a value basis, with the goal of growing cash flows and compounding capital
- Enhance the value of investments through our operating expertise
- Build sustainable cash flows to provide certainty, reduce risk and lower our cost of capital
- Allocate the free cash flows we receive to enhance value for our shareholders

OUR PATHS TO SUCCESS

- Evaluate total return on capital over the long term
- Encourage calculated risks, measuring them against potential returns
- Sacrifice short-term profit, if necessary, to achieve long-term capital appreciation
- Seek profitability rather than growth—size does not necessarily add value

4 BROOKFIELD ASSET MANAGEMENT

LETTER
TO SHAREHOLDERS

OVERVIEW (As of February 8, 2023)

While our asset management business has been 25 years in the making, and we have been investing our own capital for over a century, this is the first letter for the 'new' Brookfield Asset Management, which now trades under the symbol "BAM". While new in the form of a standalone public company, our long track record and growth as an asset manager provides continuity for this next phase of growth.

We raised a record $93 billion of capital last year, with several factors increasingly playing out in our favor — including our primary focus on value investing, secular tailwinds that continue to contribute positively to our market-leading businesses, and our deep global relationships.

Our fundraising outlook remains strong. In 2023, we expect to have three flagship funds in the market, along with several complementary perpetual strategies and other long-term funds that will provide our clients with a full suite of investment alternatives.

Our financial results for 2022 were excellent. Our distributable earnings were $569 million for the quarter, or $0.35 per share and $2.1 billion for the full year. Our dividend was set at $0.32 per share per quarter, with the first payment to be paid at the end of March. Going forward, we expect our dividends to increase at a compound annual growth rate of 15-20%, in line with our expected growth in fee-related earnings.

It is worth noting that our franchise, while large, is growing faster today than ever before. We currently generate $4 billion of annualized fees and over $2 billion of distributable earnings, and we have significant momentum that should enable our earnings to at least double over the next five years.

Our long track record and growth as an asset manager provides continuity for this next phase of growth

2022 HIGHLIGHTS

$2.1B
DISTRIBUTABLE EARNINGS

$4.0B
FEE REVENUES

6 BROOKFIELD ASSET MANAGEMENT

WELCOME TO THE 'NEW' BAM – OUR PURE-PLAY ASSET MANAGER

Our asset management business is currently one of the largest and fastest growing alternative asset managers globally, with operations spanning more than 30 countries on five continents. We have more than 2,000 investment and asset management professionals who employ a disciplined investment approach to create value and deliver strong risk-adjusted returns to clients across a diverse set of public and private fund offerings.

The business has grown from its infancy 25 years ago to approximately $800 billion of assets under management today, and deep relationships with more than 2,000 clients. We are fortunate that this includes most of the largest global institutional investors.

Our Strategy Is Distinct

The outlook for our business remains very strong, due largely to the following components of our differentiated strategy:

- We invest in the backbone of the global economy.
- We leverage our deep operational expertise to create value.
- Our scale and track record over a long period of time means that we are a beneficiary of the capital that is increasingly gravitating to the largest, multi-asset class managers in a period of industry consolidation.
- Our business is positioned around the leading secular global drivers of capital across renewable power and transition, infrastructure, real estate, and credit.
- We are highly diversified. This enables the business to grow, and to deploy capital through economic cycles—with our credit, private equity, and real estate businesses each specializing in finding investment opportunities in markets like we are seeing today.
- We pride ourselves both on providing the highest level of service to our clients and constantly innovating to meet their needs.
- Across Brookfield, we have $175 billion of our own discretionary permanent capital to invest in, and with, our funds. This is one of the benefits of our structure and is unrivaled in the industry.

We leverage our deep operational expertise to create value

Our Asset Classes Are In Favor

Infrastructure is experiencing a multi-year secular shift towards increased demand for large-scale, long-term assets that serve as critical components of the built economy. Similarly, and more recently, burgeoning investor appetite for clean energy and transition investment mandates have powered the rapid rise of—and demand for—net-zero and energy transition investments. Within real estate, investors are starting to allocate capital to opportunistic strategies that are benefiting from value investments that are the result of liquidity issues created by market disruption. Within the credit space, flows remain strong and we are well positioned to benefit from the ongoing market volatility and uncertainty.

Given this backdrop, we are seeing increased demand for real assets, and particularly essential assets with low volatility, enhanced appreciation potential, and highly stable, contracted returns. A substantial portion of real assets benefit from inflation protection and pass-through contracts.

In addition, as market volatility and more challenging economic conditions continue, we expect the preeminence of Oaktree to come to the fore. Having one of the most sophisticated credit managers as part of the franchise diversifies our business, makes us better investors, and ensures that we can raise and successfully deploy capital at all points in an economic cycle.

Our asset management business is the beneficiary of synergies across the broader Brookfield Ecosystem. With the tightening of markets and scarcity of capital, we have the benefit of access to significant perpetual capital from Brookfield Corporation and large-scale, flexible capital from its insurance solutions business.

FORM 20-F 7

Listing From Strength Is Best

With a strong business backdrop, we designed the BAM security to provide investors with direct exposure to our asset management business. Our security has the following attributes:

- The cash flow stream is extremely resilient. Most of our $418 billion of fee-bearing capital is invested in long-term private funds that have perpetual, or 10+ year lives.
- Distributable earnings are almost entirely made up of our stable and annuity-like fee-related earnings, making our earnings simple to understand, stable, and easy to predict.
- We will return the vast majority of our cash flows to shareholders via dividends—and when it makes sense, stock buybacks.
- Our asset-light balance sheet is exceptionally strong, with no debt and cash and financial assets of $3 billion.

Overall, the combination of these characteristics generates an excellent long-term investment, which should provide us with added optionality for acquisitions, should the right opportunity present itself.

OPERATING RESULTS

Fee-related earnings for the last twelve-month period increased by 26% to $2.1 billion, excluding the impact of performance fees recognized in the prior year. This was supported by 15% growth in fee-bearing capital, which reached $418 billion by the end of the year. Distributable earnings were $569 million in the quarter and $2.1 billion for the year. Our financial results benefited from our largest fundraising year ever, which included total capital raised of $93 billion—largely driven by significant flagship fund capital raises, along with our growing suite of complementary strategies.

Alberta, Canada

We continue to see growth and activity across our flagship funds. During the quarter, we held additional closes for our fifth flagship infrastructure fund and our sixth flagship private equity fund, which to date have raised $22 billion and $9 billion, respectively. We continue to find investment opportunities for our transition fund and have now invested or committed over 50% of this $15 billion strategy. With a robust investment pipeline, we expect to launch the next vintage of this fund this year.

Our fourth real estate flagship fund is materially invested or committed, and we recently launched fundraising efforts for the next vintage. We believe we are entering a period of significant activity that will provide us opportunities to invest in some great assets and businesses for excellent value. We are also fundraising for the next vintage of our opportunistic credit fund; the momentum for this strategy is strong given the current macro environment. In our perpetual funds, we raised $12 billion for these strategies in 2022, with a number of new products coming to market.

This past year we invested $73 billion and monetized $34 billion of investments. We ended the year with over $90 billion of deployable capital and this should grow as we continue to raise capital across flagship funds and other strategies. For clarity, this excludes all the capital that Brookfield Corporation holds and could deploy with us.

8 BROOKFIELD ASSET MANAGEMENT

OUR INVESTMENT STRATEGIES ARE FOCUSED ON THE FOLLOWING THEMES:

Infrastructure

We are still in the early stages of the build-out of the infrastructure backbone of the global economy, which is a vast opportunity for decades to come.

Transition and Renewables

The continued buildout of this business is benefiting from the global imperative to decarbonize.

Direct Lending

Direct lending by groups like us continue to expand.

Our Perpetual Capital Is Very Valuable

One of the most important attributes of our business is that 83% of our fee-bearing capital, which generates over 90% of our fee streams, is either very long-term or perpetual in nature. In addition to the strategic benefits that come with having this amount of perpetual capital backing the business, our cash flow profile is incredibly consistent, resilient and permanent as a result.

Our long-term capital is in the form of commitments to our private funds from predominantly institutional clients, which have a typical life of 10-12 years. We have a proven track record of growing these strategies that is backed by the returns we have been able to deliver to our clients. The revenues are stable and have grown at a 24% CAGR over the last 10 years.

Permanent capital vehicles and perpetual strategies make up close to 50% of our overall cash flows—and importantly, these are not subject to any potential pressure of redemptions or capital outflows.

Our cash flow profile is incredibly consistent, resilient and permanent

We believe the quality and nature of our perpetual capital is a true differentiator of our business, and falls into the following four categories:

- First, and arguably the most unique component, is the permanent capital we manage on behalf of the Brookfield listed entities (BIP, BEP and BBU). These entities, which have a combined capitalization of almost $60 billion, are all dual-listed NYSE and TSX companies, and are truly perpetual. They provide investors with daily liquidity, however our capital base is not subject to redemptions. The trend of value and capitalization is positive, with an annual growth rate of 12% over the last 10 years.
- Second, we manage a portfolio of real estate on behalf of Brookfield Corporation. This is a portfolio that is invested across a highly diversified, high-quality portfolio of assets in the best locations around the world.
- Third, we manage a pool of insurance capital that is backstopped by long-dated liabilities and an equity value invested by Brookfield Corporation of $8 billion. There is no maturity to this mandate, and as a core strategic business to Brookfield, we expect this capital to only increase over time.
- And lastly, we have perpetual core and core plus private funds predominantly in real estate and infrastructure for primarily institutional investors with longer-term investment horizons.

FORM 20-F 9

CLOSING

We remain committed to being a world-class asset manager, and to investing capital for you and the rest of our investment partners in high-quality assets that earn solid returns, while emphasizing downside protection. The primary objective of the company continues to be to generate increasing cash flows on a per-share basis, and to distribute that cash to you by dividend or share repurchases.

Sincerely,

Bruce Flatt
Chief Executive Officer

Connor Teskey
President

February 8, 2023

10 BROOKFIELD ASSET MANAGEMENT

VALUE CREATION

We create shareholder value by increasing fee-bearing capital, which increases our fee-related earnings. Alternative asset management businesses such as ours are typically valued based on multiples of their fee-related earnings.

POSITIONED FOR GROWTH

We believe our business is well-positioned to continue delivering attractive growth in fee-bearing capital for three key reasons:

1. **Alternative assets under management are increasing globally.**
As institutional investors have better understood the benefits of alternative assets, they have increasingly allocated more capital toward alternative assets and this trend is expected to continue. As one of the largest and most experienced alternative asset managers, we will utilize our competitive advantages and strong, existing relationships to expand our products, bring in new clients and scale our strategies to grow our fee-bearing capital

2. **Our business is positioned to benefit from large secular tailwinds.**
Large global paradigm shifts around decarbonization and deglobalization will directly benefit our market-leading positions in infrastructure, and renewable power & transition. In addition, as one of the pre-eminent global credit asset managers, Oaktree will benefit from the growing demand for private credit. Our credit, real estate and private equity businesses each specialize in finding investment opportunities in markets like we are seeing today.

3. **Superior performance drives future capital flows.**
We've built our asset management business over the past 25 years by delivering on a promise to our clients of being reliable stewards of their capital. We have a long track record through multiple business cycles of generating strong returns across all our businesses. This reputation is what enables us to continue our growth.

FORM 20-F 11

GROWTH IN FEE-BEARING CAPITAL

($ IN BILLIONS)

OVER 200%
$138
$290
$312
$364
$418
2018
2019
2020
2021
2022

SUPERIOR INVESTMENT PERFORMANCE

AS OF DECEMBER. 31, 2022

(IN $ MILLIONS)

FUND[1]	FUND HISTORY	VINTAGE	GROSS IRR	NET IRR
INFRASTRUCTURE	12 years	5	15%	12%
RENEWABLE POWER & TRANSITION[2]	12 years	5	13%	10%
PRIVATE EQUITY	21 years	6	28%	22%
REAL ESTATE	16 years	7	24%	20%
CREDIT	34 years	16	22%	16%

1. Reflects performance of flagship funds and similar strategies.
2. Renewable power & transition represents composite performance for renewable power assets held within the BIF funds and BGTF.

12 BROOKFIELD ASSET MANAGEMENT

INTRODUCTION AND USE OF CERTAIN TERMS
Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2022. Unless the context requires otherwise, when used in this Form 20-F, the terms “we”, “us”, “our” means the Manager together with our asset management business and Oaktree, where applicable (each as defined below), and the term “Corporation” means Brookfield Corporation (formerly known as Brookfield Asset Management Inc.) and its subsidiaries (including the perpetual affiliates (as defined below)) other than the Asset Management Company (as defined below) and its subsidiaries and does not, for greater certainty, include the Manager, Brookfield Reinsurance (as defined below), the Oaktree Business (as defined below). The term "Brookfield" means the Corporation and the Manager, collectively.
Unless the context suggests otherwise, references to:
•“2022 MSOP” means the 2022 Management Share Option Plan of the Manager adopted on December 9, 2022;
•“2022 Non-Qualified MSOP” means the 2022 Non-Qualified Management Share Option Plan of the Manager adopted on December 9, 2022;
•“2022 Trust Agreement” means the agreement dated December 9, 2022 among the Manager, BAM Partnership and Computershare Trust Company of Canada relating to the Class B Shares, as further described under Item 10.B “Memorandum and Articles of Association — Class A Shares and Class B Shares — Other Provisions”;
•“ABC Program” means Anti-Bribery and Corruption Program;
•“Affiliate Relationship Agreements” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Governance and Management of Perpetual Affiliates”;
•“Arrangement” means the court approved plan of arrangement of the Corporation as a result of which (i) the shareholders of the Corporation, while retaining their shares of the Corporation, became shareholders of the Manager, which acquired a 25% interest in our asset management business through common shares of the Asset Management Company, and (ii) the Corporation changed its name from “Brookfield Asset Management Inc.” to “Brookfield Corporation”;
•“Arrangement Agreement” means the agreement dated September 23, 2022 among the Corporation, the Manager, the Asset Management Company and 2451634 Alberta Inc. providing for the terms of the Arrangement and certain customary covenants;
•“Articles” means the notice of articles and articles of the Manager;
•“Asset Management Company” means Brookfield Asset Management ULC;
•“Asset Management Services Agreement” or "AMSA" means the agreement dated November 8, 2022 between the Manager and the Asset Management Company to govern the provision of services by the Manager’s employees to the Asset Management Company on a cost recovery basis under a perpetual agreement, as further described under Item 7.B “Related Party Transactions — Asset Management Services”;
•“assets under management” or “AUM” has the meaning ascribed thereto under Item 5 “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Financial and Operating Measures”;
•“Audit Committee” means the audit committee of our board, as further described under Item 6.C “Board Practices — Committees of the Board — Audit Committee”;
•“Audit and Governance Committees” means, collectively, the Audit Committee and the Governance, Nominating and Compensation Committee;
•“BAM Partnership” means BAM Partners Trust, the trust that holds the Class B Shares and that also holds the Corporation Class B Shares;
•“BBU” means Brookfield Business Partners L.P., together with its subsidiaries including its paired corporation, Brookfield Business Corporation;
•“BCBCA” means the Business Corporations Act (British Columbia);
FORM 20-F 13

•“BEP” means Brookfield Renewable Partners L.P., together with its subsidiaries including its paired corporation, Brookfield Renewable Corporation;
•“BIP” means Brookfield Infrastructure Partners L.P., together with its subsidiaries including its paired corporation, Brookfield Infrastructure Corporation;
•“Board” means the board of directors of the Manager;
•“BPG” means Brookfield Property Group, including BPY and the Corporation’s wholly owned real estate directly held entities;
•“BPY” means Brookfield Property Partners L.P., together with its subsidiaries;
•“Brookfield Reinsurance” means Brookfield Reinsurance Ltd. (formerly known as Brookfield Asset Management Reinsurance Partners Ltd.);
•“Class A Preference Shares” means the class A preference shares, issuable in series, in the capital of the Manager;
•“Class A Shares” means the class A limited voting shares in the capital of the Manager;
•“Class B Shares” means the class B limited voting shares in the capital of the Manager;
•“Code” means the U.S. Internal Revenue Code of 1986, as amended;
•“Code of Conduct” means the code of business conduct and ethics of the Manager;
•“Corporation” means Brookfield Corporation (formerly known as Brookfield Asset Management Inc.) and its subsidiaries (including the perpetual affiliates) other than the Asset Management Company and its subsidiaries and does not, for greater certainty, include the Manager, Brookfield Reinsurance or the Oaktree Business;
•“Corporation Class A Shares” means the class A limited voting shares of the Corporation;
•“Corporation Class B Shares” means the class B limited voting shares of the Corporation;
•“CRA” means the Canada Revenue Agency;
•“Distributable Earnings” is intended to represent the cash available for distribution to shareholders or to be reinvested by the Manager or the Asset Management Company, as applicable. Distributable Earnings of the Manager represent its share of Distributable Earnings from the Asset Management Company less general and administrative expenses, but excluding equity-based compensation costs, of the Manager. Distributable Earnings of the Asset Management Company is calculated as the sum of its Fee-Related Earnings, realized carried interest, realized principal investments, interest expense, and general and administrative expenses; excluding equity-based compensation costs and depreciation and amortization. For a discussion of the Manager’s and our asset management business’ calculation of Distributable Earnings, see Item 5 “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Financial and Operating Measures”;
•“DTC” means the Depository Trust & Clearing Corporation;
•“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov;
•“Escrowed Stock Plan” means the Escrowed Stock Plan of the Manager adopted on December 9, 2022;
•“ESG” means environment, social and governance;
•“Fee-Bearing Capital” has the meaning ascribed thereto under Item 5 “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Financial and Operating Measures”;
•“Fee Revenues” has the meaning ascribed thereto under Item 5 “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Financial and Operating Measures”;
14 BROOKFIELD ASSET MANAGEMENT

•“Governance, Nominating and Compensation Committee” means the governance, nominating and compensation committee of the Board, as further described under Item 6.C “Board Practices — Committees of the Board — Governance, Nominating and Compensation Committee”;
•“Investment Company Act” means the United States Investment Company Act of 1940, as amended;
•“IRS” means the United States Internal Revenue Service;
•“JOBS Act” means the Jumpstart Our Business Startups Act of 2012;
•“LIBOR” means the London Inter-Bank Offered Rate;
•“managed assets” means the businesses, operations and other assets managed by the Corporation prior to completion of the Arrangement and to be managed by the Manager and our asset management business following completion of the Arrangement;
•“Manager” means Brookfield Asset Management Ltd.;
•“Manager Credit Facility” means the credit agreement dated November 8, 2022 between the Manager and the Asset Management Company, pursuant to which the Asset Management Company is providing a five-year revolving $500 million credit facility to the Manager, as further described under Item 7.B “Related Party Transactions — Credit Facilities — Manager Credit Facility”;
•“Master Services Agreements” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Governance and Management of Perpetual Affiliates — Master Services Agreements”;
•“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;
•“NYSE” means the New York Stock Exchange;
•“Oaktree” means collectively Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman) L.P. and Oaktree Investment Holdings, L.P. and their consolidated subsidiaries;
•“Oaktree Business” means the business operated by and through Oaktree Capital Group, LLC, Oaktree and the other affiliated operating entities in which Brookfield owns an interest;
•“our asset management business” means the global alternative asset management business previously carried on by the Corporation and its subsidiaries, which, following completion of the Arrangement, is owned 75% by the Corporation and 25% by the Manager through their ownership of common shares of the Asset Management Company;
•“Partner” has the meaning ascribed thereto under Item 7.A “Major Shareholders”;
•“perpetual affiliates” means BEP, BIP, BBU and BPY;
•“PFIC” means a passive foreign investment company for U.S. federal income tax purposes;
•“Pre-Arrangement Reorganization” means the preliminary transactions to reorganize the business of Brookfield Corporation (formerly known as Brookfield Asset Management Inc.) that have been undertaken to facilitate the Arrangement;
•“Relationship Agreement” means the agreement dated November 8, 2022 among the Corporation, the Manager and the Asset Management Company to govern aspects of their relationship following the Arrangement, as further described under Item 7.B “Related Party Transactions — Relationship Agreement”;
•“Resident Holder” has the meaning ascribed thereto under Item 10.E “Certain Material Canadian Federal Income Tax Considerations”;
•“Restricted Stock Plan” means the Restricted Stock Plan of the Manager adopted on December 9, 2022;
•“Sarbanes-Oxley Act” or “Sarbanes-Oxley” means the United States Sarbanes-Oxley Act of 2002, as amended;
•“SEC” means the United States Securities and Exchange Commission;
FORM 20-F 15

•“SEDAR” means the System for Electronic Document Analysis and Retrieval at www.sedar.com;
•“Service Providers” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Governance and Management of Perpetual Affiliates”;
•“Service Recipients” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Governance and Management of Perpetual Affiliates — Affiliate Relationship Agreements”;
•“SOFR” means the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (or a successor administrator);
•“Special Distribution” means the special dividend or distribution of Class A Shares to holders of Class A exchangeable limited voting shares and Class B limited voting shares of Brookfield Reinsurance;
•“Special Limited Voting Shares” means the special shares, series 1, in the capital of the Manager;
•“Tax Act” means the Income Tax Act (Canada);
•“Tax Matters Agreement” means the agreement dated December 8, 2022 among the Corporation, the Manager and the Asset Management Company described under Item 7.B “Related Party Transactions — Tax Matters Agreement”;
•“Tracking Shares” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Sharing of Carried Interest and Other Distributions”;
•“Trademark Sublicense Agreement” means the Trademark Sublicense Agreement dated December 9, 2022 between the Manager and the Corporation to which the Manager obtains a non-exclusive, royalty-free license to use the name “Brookfield” and the “Brookfield” logo, as further described under Item 7.B “Related Party Transactions — Trademark Sublicense Agreement”;
•“Transitional Services Agreement” means the agreement dated November 8, 2022 among the Corporation, the Manager and the Asset Management Company described under Item 7.B “Related Party Transactions — Services Agreements — Transitional Services Agreement”;
•“Treasury Regulations” has the meaning ascribed thereto under Item 10.E “Certain Material United States Federal Income Tax Considerations”;
•“TSX” means the Toronto Stock Exchange;
•“U.K.” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland.
•"U.S." or "United States" means the United States of America;
•"USD" or "U.S. dollars" means the currency of the United States of America, as further described under "Forward-Looking Statements - Financial Information";
•“U.S. Exchange Act” or "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;
•“U.S. GAAP” means the accounting principles generally accepted in the United States of America;
•“U.S. Holder” has the meaning ascribed thereto under Item 10.E “Certain Material United States Federal Income Tax Considerations”;
•“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder; and
•“Voting Agreement” means the agreement dated December 9, 2022 between the Corporation and the Manager providing for the election of directors of the Asset Management Company, as further described under Item 7.B “Related Party Transactions — Ownership and Governance of Our Asset Management Business”.
16 BROOKFIELD ASSET MANAGEMENT

FORWARD-LOOKING STATEMENTS
In addition to historical information, this Form 20-F contains “forward-looking statements” within the meaning of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking information”). Forward-looking information may relate to our outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of our business. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the Manager, our asset management business or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.
Our forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Several factors, including those described in this Form 20-F under Item 3.D “Risk Factors”, Item 4.B “Business Overview” and Item 5.A “Operating Results”, among others, could cause our actual results to vary from our forward-looking statements. These factors include:
•the Manager’s lack of independent means of generating revenue;
•the Manager’s material assets consisting solely of its interest in the Asset Management Company;
•challenges relating to maintaining our relationship with the Corporation and potential conflicts of interest;
•the Manager being a newly formed company;
•our liability for our asset management business;
•our ability to maintain the Manager’s excepted status as a “foreign private issuer” and an “emerging growth company” under U.S. federal securities laws;
•the difficulty for investors to effect service of process and enforce judgments in the United States, Canada and/or other applicable jurisdictions;
•the impact on growth in Fee-Bearing Capital of poor product development or marketing efforts;
•our ability to maintain our global reputation;
•volatility in the trading price of the Class A Shares;
•being subjected to numerous laws, rules and regulatory requirements;
•the potential ineffectiveness of our policies to prevent violations of applicable law;
•meeting our financial obligations due to our cash flow from our asset management business;
•foreign currency risk and exchange rate fluctuations;
•requirement of temporary investments and backstop commitments to support our asset management business;
•rising interest rates;
•revenues impacted by a decline in the size or pace of investments made by our managed assets;
•our earnings growth can vary, which may affect our dividend and the trading price of the Class A Shares;
•exposed risk due to increased amount and type of investment products in our managed assets;
•difficulty in maintaining our culture;
•political instability or changes in government;
FORM 20-F 17

•unfavourable economic conditions or changes in the industries in which we operate;
•catastrophic events and COVID-19;
•deficiencies in public company financial reporting and disclosures;
•ineffective management of ESG considerations;
•failure of our information and technology systems;
•the threat of litigation;
•losses not covered by insurance;
•inability to collect on amounts owing to us;
•information barriers that may give rise to conflicts and risks;
•risks related to our renewable power and transition, infrastructure, private equity and real estate strategies;
•risks relating to Canadian and United States taxation laws; and
•other factors described in this Form 20-F, including those set forth under Item 3.D “Risk Factors”, Item 4.B “Business Overview” and Item 5.A “Operating Results”.
We caution that the factors that may affect future results described in this Form 20-F are not exhaustive. The forward-looking statements represent our views as of the date of this Form 20-F and should not be relied upon as representing our views as of any date subsequent to the date of this Form 20-F. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see Item 3.D “Risk Factors”.
These statements and other forward-looking information are based on opinions, assumptions and estimates made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information contained herein, except as required by applicable securities laws.
In addition to carefully considering the disclosure made in this Form 20-F, you should carefully consider the disclosure made by the Corporation in its continuous disclosure filings. Copies of the Corporation’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
Historical Performance and Market Data
This Form 20-F contains information relating to our business as well as historical performance and market data. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.
Financial Information
The financial information contained in this Form 20-F is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with U.S. GAAP. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to USD. Canadian dollars are identified as “C$”.
18 BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING THE USE OF NON-GAAP MEASURES
The Manager and the Asset Management Company prepare their financial statements in conformity with U.S. GAAP. This Form 20-F discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring the Manager and our asset management business, including for performance measurement, capital allocation and valuation purposes. The Manager believes that providing these performance measures is helpful to investors in assessing the overall performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP. Non-GAAP measures include Distributable Earnings, Fee Revenues and Fee-Related Earnings. These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. Supplemental financial measures include AUM, Fee-Bearing Capital and uncalled fund commitments. The Manager includes the asset management activities of Oaktree, an equity accounted affiliate, in its key financial and operating measures for the asset management business.
For further details regarding the use of non-GAAP measures, please see page 81 on the “Non-GAAP Measures” section in Item 5 “Operating and Financial Review and Prospects”.

FORM 20-F 19

PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
3.A    RESERVED
3.B    CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D    RISK FACTORS
The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed further below in this Item 3.D “Risk Factors” in this Form 20-F for a more thorough description of these and other risks.
Risks relating to the Manager, including risks relating to:
•the material assets of the Manager consisting solely of its 25% interest in the common shares of the Asset Management Company;
•actions by the Corporation that could adversely affect our business and financial condition or give rise to conflicts of interest;
•the Manager being a newly formed company;
•our liability for the debts and liabilities of our asset management business;
•the Manager’s expected status as a “foreign private issuer” and an “emerging growth company” under U.S. federal securities laws; and
•difficulty for investors to effect service of process and enforce judgments against us, our directors and our executive officers in the United States and Canada.
Risks relating to our business, including risks relating to:
•growth in Fee-Bearing Capital being adversely impacted by poor product development or marketing efforts and investment returns being lower than target returns due to inappropriate allocation of capital or ineffective investment management;
•actions or conduct that have a negative impact on investors’ or stakeholders’ perception of us adversely impacting our ability to attract and/or retain investor capital and generate fee revenue;
•the trading price of the Class A Shares being subject to volatility;
•the impact on our business, including financial penalties, loss of business and/or damage to our reputation resulting from instances of non-compliance with numerous laws, rules and regulatory requirements to which we are subject;
•governmental investigations resulting from instances of violations of our policies and procedures designed to ensure compliance by us and our managed assets with applicable laws, including anti-bribery and corruption laws;
20 BROOKFIELD ASSET MANAGEMENT

•our cash flow, all of which comes from our asset management business;
•acquisitions;
•foreign exchange rate fluctuations;
•our ability to syndicate, assign or transfer temporary investments and backstop commitments with respect to our business and managed assets;
•rising interest rates increasing our interest cost and adversely affecting our financial performance;
•our revenues being adversely affected by a decline in the size or pace of investments made by our managed assets;
•our revenue, earnings, net income and cash flow materially varying from quarter to quarter, which may affect our earnings growth and dividend on a quarterly basis and affect the trading price of the Class A Shares;
•our access to retail investors and selling retail directed products in numerous jurisdictions opening us up to potential litigation and regulatory enforcement risk;
•the ineffective maintenance of our culture or ineffective management of human capital adversely impacting our business and financial performance;
•political instability, changes in government policy or unfamiliar cultural factors adversely impacting the value of our investments;
•unfavourable economic conditions or changes in the industries in which we operate adversely impacting our financial performance;
•catastrophic events (or combination of events), such as earthquakes, tornadoes, floods, fires, pandemics/epidemics such as COVID-19, climate change, military conflict/war or terrorism/ sabotage, adversely impacting our financial performance;
•deficiencies in our public company financial reporting and disclosure adversely impacting our reputation;
•ineffective management of environmental and sustainability issues, including climate change, and inadequate or ineffective health and safety programs damaging our reputation, adversely impacting our financial performance and leading to regulatory action;
•the failure to maintain the security of our information and technology systems having a material adverse effect on us;
•the failure of our information and technology systems or those of our third-party service providers, adversely impacting our reputation and financial performance;
•us and our managed assets becoming involved in legal disputes in Canada, the U.S. and internationally that could adversely impact our financial performance and reputation;
•large losses not covered by insurance adversely impacting the assets under management;
•the inability to collect amounts owing to us adversely impacting financial performance;
•information barriers giving rise to certain conflicts and risks; and
•our renewable power and transition, infrastructure, private equity and real estate strategies.
Risks relating to taxation, including risks relating to:
•our aggregate tax liability and effective tax rate being adversely affected in the future by changes in the tax laws of the countries in which we operate; and
•United States and Canadian taxation, and the effects thereof on our business and operations.
You should carefully consider the following factors in addition to other information set forth in this Form 20-F. If any of the following risks were actually to occur, our business, financial condition and results of operations and the prospects and value of the Class A Shares would likely suffer.
FORM 20-F 21

Risks Relating to the Manager
The material assets of the Manager consist solely of its 25% interest in the common shares of the Asset Management Company.
The material assets of the Manager consist solely of its 25% interest in the common shares of the Asset Management Company. While the Manager has the right to nominate one-half of the board of the Asset Management Company, the Corporation holds the remaining 75% interest in the common shares of the Asset Management Company and has the right to nominate the other one-half of the board of the Asset Management Company. Therefore, the Manager relies on the cooperation of the Corporation to make decisions regarding our asset management business. If the interests of the Manager and the Corporation differ with respect to our asset management business, the Manager may not be able to implement policies at our asset management business that it determines are desirable.
For example, while the Manager intends to pay regular dividends to shareholders, the Manager has no independent means of generating revenue. The Manager depends on distributions and other payments from our asset management business to provide it with the funds necessary to meet its financial obligations as well as pay dividends to shareholders. As discussed under Item 5.A “Operating Results — Dividend Policy”, the Manager intends to pay dividends to shareholders on a quarterly basis equal to approximately 90% of its Distributable Earnings in the preceding quarter and our asset management business intends to pay dividends to the Manager and the Corporation on a quarterly basis sufficient to ensure that the Manager can pay its intended dividend. Dividends will be variable and will change in line with the growth of Distributable Earnings. The declaration and payment of any dividends will be at the discretion of the Board (and the board of the Asset Management Company), and may change at any time, including, without limitation, to reduce such quarterly dividends or to eliminate such dividends entirely.
Our asset management business and our managed assets are legally distinct from the Manager and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to the Manager pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements. Our asset management business and our managed assets will generally be required to service their debt and other obligations before making distributions to the Manager.
The Corporation’s actions could adversely affect our business and financial condition.
The Corporation is a significant investor in our asset management business and we rely on the Corporation for many aspects of our business. In addition, the Corporation has the right (but not the obligation) to participate up to 25% (net of any participation of our asset management business) in each new sponsored fund of our asset management business. This participation includes any participation by the Corporation’s perpetual affiliates and Brookfield Reinsurance, but they are also not obligated to invest capital in our funds. Any fees to be paid to our asset management business on the Corporation’s managed capital must be agreed by the Corporation, in its sole discretion. It is expected that most of the Corporation’s capital will continue to be provided by the perpetual affiliates, for whom existing fee arrangements will continue to apply. For greater certainty, for any new capital, the Corporation has a right to determine that no fees will apply. If the Corporation does not commit all the capital it is entitled to provide, or does not agree for its capital to be fee-bearing, we may have difficultly growing our managed capital or our revenues.
In addition, the Corporation has a significant influence on our asset management business through its 75% interest in the common shares of the Asset Management Company. While the Manager has the right to nominate one-half of the board of the Asset Management Company, the Corporation holds the remaining 75% interest in the common shares of the Asset Management Company and has the right to nominate the other one-half of the board of the Asset Management Company. If the interests of the Manager and the Corporation differ with respect to our asset management business, the Manager may not be able to implement policies at our asset management business that it determines are desirable. There is no formal dispute resolution mechanism in the Voting Agreement relating to the voting of shares of our asset management business, and, if we are unable to agree, we may be prevented from achieving our objectives, including our financial objectives.
In addition, a significant portion of our Fee-Bearing Capital is represented by the capital of the perpetual affiliates, which are controlled by the Corporation. The Corporation will therefore exercise significant influence over their operation, including (among other things) distribution policies that enable us to earn incentive distributions.
The Corporation has no obligation to provide backstops or other guarantees relating to new investments or acquisitions, or to commit capital on a transitional basis while other investors are being sourced, but any arrangements or understandings existing at the time of completion of the Arrangement will be continued. Moreover, if the Corporation
22 BROOKFIELD ASSET MANAGEMENT

does make transitory investments it will generally be entitled to receive the same cost of carry for such investment as the relevant fund of our asset management business is entitled to under its fund documents (typically 8%) as well as stand-by / commitment fees at market rates and such other compensation as otherwise may be mutually agreed. It is possible that our ability to deploy capital may be adversely affected by not having the Corporation’s backstops or other guarantees, or we may be required to deploy our own capital, or to pay for other sources of capital.
We depend on our global reputation for integrity and investment acumen. Our business could be negatively impacted by changes in the Corporation’s global reputation. In addition, other than as described in this Form 20-F, the Corporation is not committed to an exclusive relationship with us, and we may compete with the Corporation (except for capital represented by the perpetual affiliates, which is exclusive) or compete with other asset managers for the Corporation’s capital.
The Manager is a newly formed company and has a limited operating history as an independent public company and the historical financial information included herein may not reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.
The Manager was formed on July 4, 2022 and has a limited operating history as an independent public company and the historical financial information included herein may not reflect the financial condition or operating results we would have achieved during the periods presented in this Form 20-F and therefore, may not be a reliable indicator of our or our asset management business’ future financial performance. Our limited operating history will make it difficult to assess our ability to operate profitably and make distributions to shareholders. Although our business has been under the Corporation’s control prior to the formation of the Manager, its results have not previously been reported on a stand-alone basis and, therefore, may not be indicative of our future financial condition or operating results. We urge you to carefully consider the basis on which the historical financial information included herein was prepared and presented.
We may be liable for the debts and liabilities of our asset management business.
The Asset Management Company is an unlimited liability company formed under the laws of British Columbia, and certain of its subsidiaries are also unlimited liability companies. As a result, the Manager and the Corporation will be jointly and severally liable to contribute to the assets of our asset management business for the payment of its debts and liabilities on a liquidation or a dissolution. If the Manager has assets other than its interest in our asset management business, and if the assets of our asset management business are not sufficient to cover its debts and liabilities (including those arising as a result of its obligations towards its unlimited liability company subsidiaries), then the Manager’s assets may be required to be contributed to the Asset Management Company, potentially to a degree that exceeds its 25% interest, further reducing the assets in the Manager available to its shareholders.
Our organizational and ownership structure may create conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of our shareholders.
Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between us and our shareholders, on the one hand, and the Corporation, on the other hand. For example, except to a limited extent, the Corporation is not committed to an exclusive relationship with us, and we may compete with the Corporation (except for capital represented by the perpetual affiliates, which is exclusive) or may compete with other asset managers for the Corporation’s capital.
Many of our executives and employees have a material portion of their equity compensation awards that are tied to the performance of the shares of the Corporation. If the market value of the Manager’s shares and the Corporation’s shares are not fully aligned, the existence of these awards may result in our executives and employees being less focused on the Manager’s financial success.
The Manager is a “foreign private issuer” under U.S. securities law. Therefore, the Manager is exempt from requirements applicable to U.S. domestic registrants listed on the NYSE.
Although the Manager is subject to the periodic reporting requirement of the U.S. Exchange Act, the periodic disclosure required of foreign private issuers under the U.S. Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about the Manager than is regularly published by or about other companies in the United States. The Manager is exempt from certain other sections of the U.S. Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide its shareholders with
FORM 20-F 23

information statements or proxy statements that comply with the U.S. Exchange Act. In addition, insiders and large shareholders of the Manager are not obligated to file reports under Section 16 of the U.S. Exchange Act.
The Manager is permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE Listed Company Manual for domestic issuers. The NYSE requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, the Manager is permitted to follow home country practice in lieu of the above requirement. Canadian securities laws do not require a majority of the Board to consist of independent directors. The Manager expects that the Board will be majority independent no later than the annual meeting that follows the completion of the Manager’s first full fiscal year after the Arrangement. Other than with respect to the foregoing, the Manager currently intends to follow the same corporate practices that would be applicable to U.S. domestic companies under U.S. federal securities laws and NYSE corporate governance practices. However, the Manager may, in the future, elect to follow its home country laws for certain of its corporate governance practices, as permitted by the rules of the NYSE, in which case the protection that is afforded to the Manager’s shareholders would be different from that accorded to investors of U.S. domestic issuers.
The Manager is an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Shares less attractive to investors.
The Manager is an “emerging growth company”, as defined in the JOBS Act, and is eligible for certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, reduced disclosure obligations and exemptions from the requirements to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Manager will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which its annual gross revenues exceed $1.235 billion, (b) the date that the Manager becomes a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Exchange Act, which would occur if the market value of the Class A Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (c) the date on which the Manager has issued more than $1 billion in nonconvertible debt during the preceding three-year period or (d) the last day of our fiscal year containing the fifth anniversary of the Special Distribution. We may choose to rely upon some or all of the available exemptions. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. Investors may find our Class A Shares less attractive as a result of our reliance on exemptions under the JOBS Act. If investors find the Class A Shares less attractive as a result, there may be a less active trading market for the Class A Shares and our share price may be more volatile.
Canadian and U.S. investors may find it difficult or impossible to effect service of process and enforce judgments against us, our directors and our executive officers.
Certain directors of the Manager reside outside of Canada. Consequently, it may not be possible for Canadian investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process. Furthermore, it may be difficult to realize upon or enforce in Canada any judgment of a court of Canada against the directors of the Manager who reside outside of Canada since a substantial portion of the assets of such person may be located outside of Canada.
Similarly, the Manager is a company incorporated under the laws of British Columbia, Canada, most of its officers and directors are not residents of the United States, and a substantial portion of the assets of the Manager and said persons are located outside the United States. As a result, it may be difficult for U.S. investors to: (i) effect service of process within the United States upon the Manager or those directors and officers who are not residents of the United States; or (ii) realize in the United States upon judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws.
Risks Relating to our Business
Growth in Fee-Bearing Capital could be adversely impacted by poor product development or marketing efforts. In addition, investment returns could be lower than target returns due to inappropriate allocation of capital or ineffective investment management.
Our business depends on our ability to fundraise third-party capital, deploy that capital effectively and produce targeted investment returns.
Our ability to raise third-party capital depends on a number of factors, including many that are outside our control such as the general economic environment and the number of other investment funds being raised at the same time by our
24 BROOKFIELD ASSET MANAGEMENT

competitors. Investors may reduce (or even eliminate) their investment allocations to alternative investments, including closed-ended private funds. Investors that are required to maintain specific asset class allocations within their portfolio may be required to reduce their investment allocations to alternative investments, particularly during periods when other asset classes such as public securities are decreasing in value. In addition, investors may prefer to insource and make direct investments; therefore, becoming competitors and ceasing to be clients and/or make new capital commitments.
Competition from other asset managers for raising public and private capital is intense, with competition based on a variety of factors, including investment performance, the quality of service provided to investors, the quality and availability of investment products, marketing efforts, investor liquidity and willingness to invest, and reputation. Poor investment performance could hamper our ability to compete for these sources of capital or force us to reduce our management fees. Our investors and potential investors continually assess investment performance and our ability to raise capital for existing and future funds depends on our funds’ relative and absolute performance. If poor investment returns or changes in investment mandates prevent us from raising further capital from our existing partners, we may need to identify and attract new investors in order to maintain or increase the size of our private funds, and there are no assurances that we will be able to find new investors. Further, as competition and disintermediation in the asset management industry increase, we may face pressure to reduce or modify our asset management fees, including base management fees and/or carried interest, or modify other terms governing our current asset management fee structure, in order to attract and retain investors.
The successful execution of our investing strategy is uncertain as it requires suitable opportunities, careful timing and business judgment, as well as the resources to complete asset purchases and restructure them, if required, notwithstanding difficulties experienced in a particular industry.
There is no certainty that we will be able to identify suitable or sufficient opportunities that meet our investment criteria and be able to acquire additional high-quality assets at attractive prices to supplement our growth in a timely manner, or at all. In pursuing investment opportunities and returns, we and our managed assets face competition from other investment managers and investors worldwide. Each of our strategies is subject to competition in varying degrees and our competitors may have certain competitive advantages over us when pursuing investment opportunities. Some of our competitors may have higher risk tolerances, different risk assessments, lower return thresholds, a lower cost of capital, or a lower effective tax rate (or no tax rate at all), all of which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments. We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by our competitors, some of whom may have synergistic businesses which allow them to consider bidding a higher price than we can reasonably offer. While we will continue to attempt to deal with competitive pressures by leveraging our asset management strengths and the operating capabilities of the Corporation and compete on more than just price, there is no guarantee these measures will be successful, and we may have difficulty competing for investment opportunities, particularly those offered through auction or other competitive processes. If we are unable to successfully raise, retain and deploy third-party capital into investments, or make acquisitions which yield attractive returns, we may be unable to collect management fees, carried interest or transaction fees, which would materially reduce our revenue and cash flows and adversely affect our financial condition.
Our approach to investing may entail adding assets to our existing managed assets through tuck-in acquisitions when the competition for assets is weakest; typically, when depressed economic conditions exist in the market relating to a particular entity or industry. Such an investing style carries with it inherent risks when investments are made in either markets or industries that are undergoing some form of dislocation. We may fail to value opportunities accurately or to consider all relevant factors that may be necessary or helpful in evaluating an opportunity, may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position, may be exposed to unexpected risks and costs associated with these investments, including risks arising from alternative technologies that could impair or eliminate the competitive advantage of our managed assets in a particular industry, and/or may be unable to quickly and effectively integrate new acquisitions into existing operations or exit from the investment on favourable terms. In addition, liabilities may exist that we or our managed assets do not discover in due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, we or our managed assets may not be entitled to sufficient, or any, recourse against the contractual counterparties to an acquisition.
Our credit strategies, the majority of which are managed through Oaktree, offer a broad diverse range of long-term fund and perpetual strategies to our investors. Similar to our other long-term private funds, we earn base management fees and carried interest on Oaktree’s fund capital in its credit strategies. Cyclicality is important to credit strategies and weak economic environments have tended to afford the best investment opportunities and best relative investment performance
FORM 20-F 25

to such strategies. Any prolonged economic expansion or recession could have an adverse impact on certain credit strategies and materially affect the ability to deliver superior investment returns for clients or generate incentive or other income in respect of those strategies.
We generally pursue investment opportunities that involve business, regulatory, legal and other complexities. Our tolerance for complexity presents risks, as completing complex transactions on behalf of our managed assets can be more difficult, expensive and time consuming to finance and execute, and have a higher risk of execution failure. It can also be more difficult to manage or realize value from the assets acquired in such transactions and such transactions sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities.
At times, we make investments (for one or more of our funds or managed assets) in companies that we do not control. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which we do not agree or that the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve our interests.
Certain strategies may be concentrated in particular asset types or geographic regions, which could exacerbate any negative performance of one or more of our managed assets to the extent those concentrated investments are in assets or regions that experience market dislocation. In addition, certain of our funds hold publicly traded securities the price of which will be volatile and are likely to fluctuate due to a number of factors beyond our control, including actual or anticipated changes in the profitability of the issuers of such securities; general economic, social, or political developments; changes in industry conditions; changes in governance regulation; inflation; the general state of the securities markets; COVID-19; and other material events.
The failure of a newly acquired business to perform according to expectations could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flows. Alternatively, we may be required to sell a business before it has realized our expected level of returns for such business.
If any of our managed investments perform poorly or experience prolonged periods of volatility, or we are unable to deploy capital effectively, our fee-based revenue, cash available for distribution and/or carried interest would decline. Accordingly, our expected returns on these investments may be less than we have assumed in forecasting the value of our business.
Actions or conduct that have a negative impact on investors’ or stakeholders’ perception of us could adversely impact our ability to attract and/or retain investor capital and generate fee revenue.
The growth of our business relies on continuous fundraising for various private and public investment products, and retention of capital raised from third-party investors. We depend on our business relationships and our global reputation for integrity and high-caliber asset management services to attract and retain investors and advisory clients, and to pursue investment opportunities for our clients. Our business relationships and reputation could be negatively impacted by a number of factors including poor performance; actual, potential or perceived conflicts of interest that are not adequately addressed; misconduct or alleged misconduct by employees; rumors or innuendos; or failed or ineffective implementation of new investments or strategies. If we are unable to continue to raise and retain capital from third-party investors, including from the Corporation, either privately, publicly or both, or otherwise are unable to pursue our investment opportunities, this could materially reduce our revenue and cash flows and adversely affect our financial condition.
Poor performance of any kind could damage our reputation with current and potential investors in our managed assets, making it more difficult for us to raise new capital. Investors may decline to invest in current and future managed assets and may withdraw their investments from our managed assets as a result of poor performance in the entity in which they are invested, and investors in our private funds may demand lower fees for new or existing funds, all of which would decrease our revenue.
As a global alternative asset manager with various lines of business and investment products, some of which have overlapping mandates, we may be subject to a number of actual, potential or perceived conflicts of interest.
In addressing these conflicts, we have implemented a variety of policies and procedures; however, there can be no assurances that these will be effective at mitigating actual, potential or perceived conflicts of interest in all circumstances, or will not reduce the positive synergies that we seek to cultivate. It is also possible that actual, potential or perceived conflicts of interest, if not properly addressed, could give rise to investor dissatisfaction, litigation, regulatory enforcement actions or other detrimental outcomes. See “Risks Relating to the Manager — Our organizational
26 BROOKFIELD ASSET MANAGEMENT

and ownership structure may create conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of our shareholders”.
Appropriately dealing with conflicts of interest for an asset manager like us is a priority and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with actual, potential or perceived conflicts of interest. Asset manager conflicts are subject to enhanced regulatory scrutiny in the markets in which we operate and in the U.S. in particular. Such regulatory scrutiny can lead to fines, penalties and other negative consequences. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, business, financial condition or results of operations in a number of ways, including an inability to adequately capitalize existing managed assets or raise new managed assets, including private funds, and a reluctance of counterparties to do business with us. For information regarding conflicts of interests between the businesses within our asset management operations that operate on opposite sides of an information barrier, see “—Information barriers may give rise to certain conflicts and risks and investment teams managing the activities of businesses that operate on opposite sides of an information barrier will not be aware of, and will not have the ability to manage, such conflicts and risks” herein.
Our reputation could also be negatively impacted if there is misconduct or alleged misconduct by our personnel or those of our managed assets, including historical misconduct prior to the investment in such managed asset. Risks associated with misconduct at our managed assets is heightened in cases where we do not have legal control or significant influence over a particular managed asset or are not otherwise involved in actively managing an investment. In such situations, given our management position and affiliation with the managed asset, we may still be negatively impacted from a reputational perspective through this association. In addition, even where we have management over an asset, if it is a newly acquired asset that we are in the process of integrating then we may face reputational risks related to historical or current misconduct or alleged misconduct at such managed asset for a period of time. We may also face increased risk of misconduct to the extent investments in operating assets in emerging markets and distressed companies increases. If we face allegations of improper conduct by private litigants or regulators, whether the allegations are valid or invalid or whether the ultimate outcome is favourable or unfavourable to us, such allegations may result in negative publicity and press speculation about us, our investment activities or the asset management industry in general, which could harm our reputation and may be more damaging to our business than to other types of businesses.
We are subject to a number of obligations and standards arising from our business and our authority over the assets we manage. The violation of these obligations and standards by any of our employees may adversely affect our partners and our business and reputation. Our business often requires that we deal with confidential matters. If our employees were to improperly use or disclose confidential information, or a security breach results in an inadvertent disclosure of such information, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to detect or deter employee misconduct or security breaches, and the precautions we take in this regard may not be effective.
Implementation of new investment and growth strategies involves a number of risks that could result in losses and harm to our professional reputation, including the risk that the expected results are not achieved, that new strategies are not appropriately planned for or integrated, that new strategies may conflict with, detract from or compete against our managed assets, and that the investment process, controls and procedures that we have developed will prove insufficient or inadequate. Furthermore, our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our complete control or under the control of another.
In addition to impacting our ability to raise and retain third-party capital and pursue investment opportunities, certain of the risks identified herein that may have a negative impact on our reputation also could, in extreme cases, result in our removal as general partner or an acceleration of the liquidation date of the private funds that we manage. The governing agreements of our private funds provide that, subject to certain conditions (which may, particularly in the case of our removal as general partner, include final legal adjudications of the merits of the particular issue), third-party investors in these funds will have the right to remove us as general partner or to accelerate the liquidation date of the fund. Additionally, at any time, investors may seek to terminate a fund and accelerate the liquidation date upon the vote of a super-majority of investors in such fund. A significant negative impact to our reputation would be expected to increase the likelihood that investors could seek to terminate a private fund. This effect would be magnified if, as is often the case, an investor is invested in more than one fund. Such an event, were it to occur, would result in a reduction in the fees we would earn from such fund, particularly if we are unable to maximize the value of the fund’s investments during the liquidation process or in the event of the triggering of a “clawback” for fees already paid out to us as general partner.
FORM 20-F 27

The trading price of the Class A Shares is subject to volatility due to market conditions and other factors and cannot be predicted.
The market price of our Class A Shares may be volatile and could fluctuate significantly in response to factors both related and unrelated to our operating performance and/or future prospects, including, but not limited to: (i) variations in our operating results and financial condition; (ii) actual or prospective changes in government laws, rules or regulations affecting our business and our managed assets; (iii) material announcements by us, our affiliates or our competitors; (iv) the general state of the securities markets; (v) market conditions and events specific to the industries in which we and our managed assets operate; (vi) changes and developments in general economic, political, or social conditions, including as a result of COVID-19 or other pandemics and related economic disruptions; (vii) changes in the values of our investments and distributions or changes in the amount of interest paid in respect of investments; (viii) differences between our actual financial results and those expected by investors and analysts; (ix) changes in analysts’ recommendations or earnings projections; (x) the depth and liquidity of the market for the Class A Shares; (xi) dilution from the issuance of additional equity; (xii) investor perception of our business, our managed assets and the sectors in which we deploy the funds from our strategies; (xiii) investment restrictions; (xiv) our dividend policy; (xv) the departure of key executives; (xvi) sales of Class A Shares by senior management or significant shareholders; and (xvii) the materialization of other risks.
We are subject to numerous laws, rules and regulatory requirements which may impact our business, including resulting in financial penalties, loss of business and/or damage to our reputation in instances of non-compliance.
There are many laws, governmental rules and regulations and listing exchange rules that apply to our business and our managed assets. Changes in these laws, rules and regulations, or their interpretation by governmental agencies or the courts, could adversely affect our business, our managed assets, or our prospects, or those of our affiliates, customers, clients or partners. The failure of the Manager, our asset management business or the entities that we manage to comply with these laws, rules and regulations, or with the rules and registration requirements of the respective stock exchanges on which we and they are listed, could adversely affect our reputation and financial condition.
Our business, including our investment advisory and broker-dealer business, is subject to substantial and increasing regulatory compliance obligations and oversight, and this higher level of scrutiny may lead to more regulatory enforcement actions. There continues to be uncertainty regarding the appropriate level of regulation and oversight of asset management businesses in a number of jurisdictions in which we operate. The financial services industry has been the subject of heightened scrutiny, and the SEC has specifically focused on asset managers in recent enforcement actions. Regulatory investigations and/or enforcement actions by our regulators could have a material adverse effect on our business and/or reputation. In addition, the introduction of new legislation and increased regulation may result in increased compliance costs and could materially affect the manner in which we conduct our business and adversely affect our profitability. Although there may be some areas where governments in certain jurisdictions propose deregulation, it is difficult to predict the timing and impact of any such deregulation, and we may not materially benefit from any such changes.
Our business is not only regulated in the U.S., but also in other jurisdictions where we conduct operations including the E.U., the U.K., Canada, Brazil, Australia, India, South Korea and China. Similar to the environment in the U.S., our business and how we market in jurisdictions outside the U.S. has become subject to further regulation. Governmental agencies around the world have proposed or implemented a number of initiatives and additional rules and regulations that could adversely affect our business and our managed assets, and governmental agencies may propose or implement further rules and regulations in the future. These rules and regulations may impact how we market in these jurisdictions and introduce compliance obligations with respect to disclosure and transparency, as well as restrictions on investor participation and distributions. Such regulations may also prescribe certain capital requirements on our managed assets, and conditions on the leverage our managed assets may employ and the liquidity these managed assets must have. Compliance with additional regulatory requirements will impose additional restrictions and expenses for us and could reduce our operating flexibility and fundraising opportunities.
The broker-dealer side of our managed assets is regulated by the SEC, the various Canadian provincial securities commissions, as well as self-regulatory organizations, including the Financial Industry Regulatory Authority in the U.S. These regulatory bodies may conduct administrative or enforcement proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its directors, officers or employees. Such proceedings, whether or not resulting in adverse findings, can require substantial expenditures and can have an adverse impact on the reputation of a broker-dealer.
28 BROOKFIELD ASSET MANAGEMENT

The advisors of certain of our managed assets are registered as investment advisers with the SEC. Registered investment advisers are subject to the requirements and regulations of the Investment Advisers Act of 1940, which grants U.S. supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with laws or regulations. If such powers are exercised, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment adviser may engage, suspension or revocation of the investment adviser’s registration, censure and fines. Compliance with these requirements and regulations results in the expenditure of resources, and a failure to comply could result in investigations, financial or other sanctions, and reputational damage.
The Investment Company Act and the rules promulgated thereunder provide certain protections to investors and impose certain restrictions on entities that are deemed “investment companies” under the Investment Company Act. We are not currently, nor do we intend to become, an investment company under the Investment Company Act. To ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans and the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. If we were required to register as an investment company, we would face severe limitations on the operation of our business. Among other things, we would be prohibited from engaging in certain business activities (or have conditions placed on our business activities), face restrictions on engaging in transactions with affiliated entities and issuing certain securities or engaging in certain types of financings, be restricted with respect to the amount and types of borrowings we are permitted to obtain, be required to limit the amount of investments that we make as principal, and face other limitations on our activities.
We have and may become subject to additional regulatory and compliance requirements as we expand our product offerings and investment platform which likely will carry additional legal and compliance costs, as well as additional operating requirements that may also increase costs.
Our strategies primarily invest in renewable power and transition, infrastructure, real estate, business services and industrial assets. In doing so, our managed assets are required to comply with extensive and complex municipal, state or provincial, national and international laws and regulations. These laws and regulations can result in uncertainty and delays and impose additional costs, which may adversely affect our results of operations. Changes in these laws and regulations may negatively impact us and our managed assets or may benefit our competitors and their businesses.
Additionally, liability under such laws, rules and regulations may occur without our fault. In certain cases, parties can pursue legal actions against us to enforce compliance as well as seek damages for non-compliance or for personal injury or property damage. Our insurance may not provide sufficient coverage in the event that a successful claim is made against us.
Most of our funds rely on Rule 506 of Regulation D under the U.S. Securities Act to raise capital from investors. Rule 506 is not available to issuers deemed to be “bad actors” under Rule 506 if a covered person of the issuer has been the subject to certain criminal, civil or regulatory disqualifying events. Covered persons include, among others, the issuer, executive officer or other officer participating in the offering of the issuer, any general partner or managing member of the foregoing entities, any promoter of the issuer and any beneficial owner of 20% or more of the issuer’s outstanding voting equity securities. If one or more of our funds were to lose the ability to rely on the Rule 506 exemption because a covered person has been the subject of a disqualifying event, our business, financial condition and results of operations could be materially and adversely affected.
Our policies and procedures designed to ensure compliance by us and our managed assets with applicable laws, including anti-bribery and corruption laws, may not be effective in all instances to prevent violations and as a result we may be subject to related governmental investigations.
We are from time to time subject to various governmental investigations, audits and inquiries, both formal and informal. These investigations, regardless of their outcome, can be costly, divert management attention and damage our reputation. The unfavourable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.
There is a continued global focus on the enforcement of anti-bribery and corruption legislation, and this focus has heightened the risks that we face in this area, particularly as we continue to expand our operations globally. We are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties, including restrictions imposed by the U.S. Foreign Corrupt Practices Act and similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act, the Canadian Corruption of Foreign Public Officials Act and the Brazilian
FORM 20-F 29

Clean Company Act. This global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal, in this area, the results of which cannot be predicted.
Different laws and regulations that are applicable to us may contain conflicting provisions, making our compliance more difficult. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws and regulations or other acts of bribery committed by entities in which we or our managed assets invest.
Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, in particular when conducting due diligence in connection with acquisitions, and fraud and other deceptive practices can be widespread in certain jurisdictions. Our managed assets are, and may be, located in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, where existing laws and regulations may not be consistently enforced, or that are perceived to have materially higher levels of corruption according to international rating standards. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations. When acquiring assets in distress, the quality of financial information of the target may also make it difficult to identify irregularities.
Our cash flow, all of which will come from our asset management business, must be available to meet our financial obligations when due and enable us to capitalize on investment opportunities when they arise.
We employ debt and other forms of leverage in the ordinary course of business to enhance returns. We are therefore subject to the risks associated with debt financing (directly and indirectly through our managed assets) and refinancing, including but not limited to the following: (i) our cash flow may be insufficient to meet required payments of principal and interest; (ii) payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and dividends; (iii) if we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at high interest rates or on other unfavourable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case; (iv) we may not be able to refinance indebtedness at maturity due to company and market factors such as the estimated cash flow produced by our assets, the value of our assets, liquidity in the debt markets and/or financial, competitive, business and other factors; and (v) if we are able to refinance our indebtedness, the terms of a refinancing may not be as favourable as the original terms for such indebtedness. If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, or we may need to dispose of one or more of our or our managed assets on disadvantageous terms, or raise equity, thereby causing dilution to existing shareholders. Regulatory changes may also result in higher borrowing costs and reduced access to credit.
The terms of our various credit agreements and other financing documents may require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, adequate insurance coverage and certain credit ratings. These covenants may limit our flexibility in conducting our business and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations.
A large proportion of our managed assets include physical assets and securities that can be hard to sell, especially if market conditions are poor. Further, because our investment strategy can entail our having representation on public company boards, we may be restricted in our ability to effect sales during certain time periods. A lack of liquidity could limit our ability to vary our managed assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other owners result in distress sales, such sales could depress asset values in the markets in which we manage assets. The restrictions inherent in managing physical assets could reduce our ability to respond to changes in market conditions and could adversely affect the performance of investments across our fund strategies, our financial condition and our results of operations.
Because there is significant uncertainty in the valuation of, or in the stability of the value of illiquid or non-public investments, the fair values of such investments do not necessarily reflect the prices that would actually be obtained when such investments are realized. Realizations at values significantly lower than the values at which investments have been recorded would result in losses, a decline in asset management fees and the potential loss of carried interest and incentive fees.
30 BROOKFIELD ASSET MANAGEMENT

Additionally, from time to time, we may guarantee the obligations of other entities that we manage. If we are required to fund these commitments and are unable to do so, this could result in damages being pursued against us or a loss of opportunity through default under contracts that are otherwise to our benefit.
We may be exposed to risks associated with acquisitions.
A part of the Manager’s growth strategy involves seeking acquisition opportunities. We will face competition for acquisitions, including from our competitors, many of whom will have greater financial resources than us. There can be no assurance that we will identify and successfully complete acquisitions that will advance our growth strategy, or at all. Though we are not currently pursuing any strategic acquisitions, future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including our management’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new enterprise; the risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by, the operating business being acquired. It is possible that due diligence investigations into businesses being acquired may fail to uncover all material risks, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute.
Foreign exchange rate fluctuations could adversely impact our aggregate foreign currency exposure and hedging strategies may not be effective.
We have pursued and intend to continue to pursue growth opportunities in international markets, and often deploy capital in countries where the U.S. dollar is not the local currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the currency utilized in one or more countries where we have a significant presence may have a material adverse effect on the results of our operations and financial position. In addition, we are active in certain markets where economic growth is dependent on the price of commodities and the currencies in these markets can be more volatile as a result.
Our business and our managed assets are impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures, including credit default swaps and other derivatives to hedge certain of our financial positions. However, a significant portion of these risks may remain unhedged. We may also choose to establish unhedged positions in the ordinary course of business.
There is no assurance that hedging strategies, to the extent they are used, will fully mitigate the risks they are intended to offset. Additionally, derivatives that we use are also subject to their own unique set of risks, including counterparty risk with respect to the financial well-being of the party on the other side of these transactions and a potential requirement to fund mark-to-market adjustments. Our financial risk management policies may not ultimately be effective at managing these risks.
The Dodd-Frank Act and similar laws in other jurisdictions impose rules and regulations governing oversight of the over-the-counter derivatives market and its participants. These regulations may impose additional costs and regulatory scrutiny on us. If our derivative transactions are required to be executed through exchanges or regulated facilities, we will face incremental collateral requirements in the form of initial margin and require variation margin to be cash settled on a daily basis. Such an increase in margin requirements (relative to bilateral agreements) or a more restricted list of securities that qualify as eligible collateral, would require us to hold larger positions in cash and treasuries, which could reduce income. We cannot predict the effect of changing derivatives legislation on our hedging costs, our hedging strategy or its implementation, or the risks that we hedge. Regulation of derivatives may increase the cost of derivative contracts, reduce the availability of derivatives to protect against operational risk and reduce the liquidity of the derivatives market, all of which may reduce our use of derivatives and result in the increased volatility and decreased predictability of our cash flows.
FORM 20-F 31

We may be required to make temporary investments and backstop commitments with respect to our business and managed assets and may be unable to syndicate, assign or transfer such investments and commitments.
We periodically may be asked to enter into agreements that commit us to acquire or stand in place of another entity to acquire assets or securities in order to support our managed assets with the expectation that our commitment is temporary. For example, we may acquire an asset suitable for a particular managed business that is fundraising and warehouse that asset through the fundraising period before transferring the asset to the managed business for which it was intended. As another example, our asset management business may commit capital for a particular acquisition transaction as part of a consortium alongside certain of our managed assets with the expectation that we will syndicate or assign all or a portion of our own commitment to investors prior to, at the same time as, or subsequent to, the anticipated closing of the transaction. In all of these cases, our support is intended to be of a temporary nature and we engage in this activity in order to further the growth and development of our asset management business.
Even if our asset management business’ direct participation is intended to be of a temporary nature, our asset management business may be unable to syndicate, assign or transfer its interest or commitment as our asset management business intended and therefore may be required to take or keep ownership of assets or securities for an extended period. This would increase the amount of our asset management business’ own capital deployed to certain assets and could have an adverse impact on our asset management business’ liquidity, which may negatively impact its ability to meet other financial commitments.
Rising interest rates could increase our interest costs and adversely affect our financial performance.
Many long-life assets are interest rate sensitive. Increases in interest rates will, other things being equal, decrease the value of an asset by reducing the present value of the cash flows expected to be produced by such asset. As the value of an asset declines as a result of interest rate increases, certain financial and other covenants under credit agreements governing such asset could be breached, even if we have satisfied and continue to satisfy our payment obligations thereunder. Such a breach could result in negative consequences on our financial performance and results of operations.
Additionally, any of our debt or preferred shares that are subject to variable interest rates, either as an obligation with a variable interest rate or as an obligation with a fixed interest rate that resets into a variable interest rate in the future, are subject to interest rate risk. Further, the value of any debt or preferred share that is subject to a fixed interest rate will be determined based on the prevailing interest rates and, accordingly, this type of debt or preferred share is also subject to interest rate risk.
Although interest rates have remained at relatively low levels on a historical basis, in many jurisdictions in which we operate, a period of sharply rising interest rates may cause certain market dislocations that could negatively impact our financial performance, increase the cost and availability of debt financing and thereby negatively impact the ability of our managed assets to obtain attractive financing or refinancing and could increase the cost of such financing if obtained. Many factors may impact us and our managed assets, including interest rate increases, which would impact the amount of revenue generated by our managed assets and may lead to an increase in the amount of cash required to service our obligations.
The Financial Conduct Authority (the “FCA”) in the United Kingdom ceased compelling banks to submit rates for the calculation of LIBOR in 2021. In response, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified as its preferred alternative to USD LIBOR in derivatives and other financial contracts. In November 2020, the ICE Benchmark Administration Limited, the benchmark administrator for USD LIBOR rates, proposed extending the publication of certain commonly-used USD LIBOR settings until June 30, 2023 and the FCA issued a statement supporting such proposal. It is not possible to predict the effect of these changes, including when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets.
We may have outstanding debt and derivatives with variable rates that are indexed to LIBOR. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. In the transition from the use of LIBOR to SOFR or other alternatives, uncertainty exists as to the extent and manner of which future changes may result in interest rates and/or payments that are higher than or lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on our obligations if LIBOR was available in its current form. Use of alternative interest rates or other LIBOR reforms could result in increased volatility or a tightening of credit markets which could adversely affect our ability to obtain cost-effective financing. In addition, the transition of our existing LIBOR financing
32 BROOKFIELD ASSET MANAGEMENT

agreements to alternative benchmarks may result in unanticipated changes to the overall interest rate paid on our liabilities.
Our revenues may be adversely affected by a decline in the size or pace of investments made by our managed assets.
The revenues that we earn are driven in part by the pace at which our funds make investments and the size of those investments, and a decline in the pace or the size of such investments may reduce our revenues. In particular, in recent years we have meaningfully increased the number of perpetual strategies we offer and the assets under management in such strategies. The fees we earn from our perpetual capital strategies represent a significant and growing portion of our overall revenues. If our funds, including our perpetual capital strategies, are unable to deploy capital at a sufficient pace, our revenues would be adversely impacted. Many factors could cause a decline in the pace of investment, including a market environment characterized by relative high prices, the inability of our investment professionals to identify attractive investment opportunities, competition for such opportunities among other potential acquirers, decreased availability of capital on attractive terms. Further, we may fail to consummate identified investment opportunities because of business, regulatory or legal complexities or uncertainty and adverse developments in the markets in which we operate, financial markets or geopolitical conditions, and our ability to deploy capital in certain countries may be adversely impacted by government policy changes and regulations.
Our revenue, earnings, net income and cash flow can materially vary from quarter to quarter, which may affect our earnings growth and dividend on a quarterly basis and can affect the trading price of the Class A Shares.
Our revenue, net income and cash flow, substantially all of which is derived from our asset management business, can vary materially due to our reliance on incentive distributions and performance-based returns, such as carried interest. We may experience fluctuations in our results, including our revenue and net income, from quarter to quarter due to a number of other factors, including timing of realizations, changes in the valuations of our funds’ investments, changes in the amount of distributions, dividends or interest paid in respect of investments, changes in our operating expenses, the degree to which we encounter competition and general economic and market conditions. Achieving steady growth in net income and cash flow on a quarterly basis may be difficult, which could in turn cause our dividend and our ability to pay dividends to fluctuate and lead to large adverse movements or general increased volatility in the price of the Class A Shares. See Item 5.A “Operating Results — Dividend Policy”. We also do not provide any guidance regarding our expected quarterly and annual operating results. The lack of guidance may affect the expectations of public market analysts and could cause increased volatility in the Class A Shares.
Our cash flow may fluctuate significantly due to the fact that we receive carried interest from certain of our funds only when investments are realized and achieve a certain preferred return. The payment of performance-based returns, including carried interest, depends on the applicable funds’ performance and opportunities for realizing gains, which may be limited. It takes a substantial period of time to identify attractive investment opportunities, to raise all the funds needed to make an investment and then to realize the cash value (or other proceeds) of an investment through a sale, public offering, recapitalization or other exit. Even if an investment proves to be profitable, it may be a number of years before any profits can be realized in cash (or other proceeds). We cannot predict when, or if, any realization of investments will occur.
The mark-to-market valuations of investments made by our funds are subject to volatility driven by economic and market conditions. Economic and market conditions may also negatively impact our realization opportunities.
The valuations of and realization opportunities for investments made by our funds could also be subject to high volatility as a result of uncertainty regarding governmental policy with respect to, among other things, tax, financial services regulation, international trade, immigration, healthcare, labor, infrastructure and energy.
In addition, upon the realization of a profitable investment by any of our funds featuring performance-based returns and prior to our receiving any carried interest in respect of that investment, 100% of the proceeds of that investment must generally be paid to the investors in such fund until they have recovered certain fees and expenses and achieved a certain return on all realized investments by that fund as well as a recovery of any unrealized losses. A particular realization event may have a significant impact on our results for that particular quarter that may not be replicated in subsequent quarters. We recognize revenue on investments in our funds based on our allocable share of realized and unrealized gains (or losses) reported by such funds, and a decline in realized or unrealized gains, or an increase in realized or unrealized losses, would adversely affect our revenue and possibly cash flow, which could further increase the volatility of our quarterly results. Because our funds have preferred return thresholds to investors that need to be met prior to our receiving any carried interest or other performance-based returns, substantial declines in the carrying value of the
FORM 20-F 33

investment portfolios of such funds can significantly delay or eliminate any performance-based returns paid to us in respect of that fund since the value of the assets in the fund would need to recover to their aggregate cost basis plus the preferred return over time before we would be entitled to receive any performance-based returns, including carried interest, from that fund.
The timing and receipt of performance-based returns also varies with the life cycle of our funds. During periods in which a relatively large portion of our assets under management is attributable to funds and investments in their “harvesting” period, our funds would make larger distributions than in the fundraising or investment periods that precede harvesting. During periods in which a significant portion of our assets under management is attributable to funds that are not in their harvesting periods, we may receive substantially lower performance-based returns, including carried interest.
The varying frequency of payments of our different funds and strategies will contribute to the volatility of our cash flow. Furthermore, we earn this incentive income only if the net asset value of a vehicle has increased or, in the case of certain vehicles, increased beyond a particular return threshold, or if the vehicle has earned a net profit. Certain of these vehicles also have “high water marks” whereby we do not earn incentive income during a particular period even though the vehicle had positive returns in such period as a result of losses in prior periods. If one of these vehicles experiences losses, we will not earn incentive income from it until it surpasses the previous high water mark. The incentive income we earn is therefore dependent on the net asset value or the net profit of the vehicle, which could lead to significant volatility in our results.
Our access to retail investors and selling retail directed products in numerous jurisdictions opens us up to potential litigation and regulatory enforcement risks.
We recently created a business group in partnership with the Oaktree Business to serve the global wealth management channel, delivering access to Brookfield and the Oaktree Business's private and public funds. Our goal is to increase the number and type of investment products we offer to high-net-worth individuals and mass affluent investors in the U.S. and other jurisdictions around the world. In some cases, our unregistered funds are distributed to retail investors indirectly through third-party managed vehicles sponsored by brokerage firms, private banks or third-party feeder providers, and in other cases directly to the qualified clients of private banks, independent investment advisors and brokers. In other cases, we create investment products specifically designed for direct investment by retail investors in the U.S., some of whom are not accredited investors, or similar investors in non-U.S. jurisdictions, including in Europe. Such investment products are regulated by the SEC in the U.S. and by other similar regulatory bodies in other jurisdictions.
Accessing retail investors and selling retail directed products expose us to new and greater levels of risk, including heightened litigation and regulatory enforcement risks. To the extent distribution of retail products is through new channels, including through an increasing number of distributors with whom we engage, we may not be able to effectively monitor or control the manner of their distribution, which could result in litigation or regulatory action against us, including with respect to, among other things, claims that products distributed through such channels are distributed to customers for whom they are unsuitable or that they are distributed in an otherwise inappropriate manner. Although we seek to ensure through due diligence and onboarding procedures that the third-party channels through which retail investors access our investment products conduct themselves responsibly, we are exposed to the risks of reputational damage and legal liability to the extent such third parties improperly sell our products to investors. This risk is heightened by the continuing increase in the number of third parties through whom we distribute our investment products around the world and who we do not control. For example, in certain cases, we may be viewed by a regulator as responsible for the content of materials prepared by third-party distributors.
Similarly, there is a risk that employees involved in the direct distribution of our products, or employees who oversee independent advisors, brokerage firms and other third parties around the world involved in distributing our products, do not follow our compliance and supervisory procedures. In addition, the distribution of retail products, including through new channels whether directly or through market intermediaries, could expose us to allegations of improper conduct and/or actions by state and federal regulators in the U.S. and regulators in jurisdictions outside of the U.S. with respect to, among other things, product suitability, investor classification, compliance with securities laws, conflicts of interest and the adequacy of disclosure to customers to whom our products are distributed through those channels.
As we expand the distribution of products to retail investors outside of the U.S., we are increasingly exposed to risks in non-U.S. jurisdictions. While these risks are similar to those that we face in the distribution of products to retail investors in the U.S., securities laws and other applicable regulatory regimes in many jurisdictions, including the U.K. and the
34 BROOKFIELD ASSET MANAGEMENT

European Economic Area, are extensive, complex, and vary by local jurisdiction. As a result, this expansion subjects us to additional litigation and regulatory risk.
In addition, our initiatives to expand our retail investor base, including outside of the U.S., require the investment of significant time, effort and resources, including the potential hiring of additional personnel, the implementation of new operational, compliance and other systems and processes and the development or implementation of new technology. There is no assurance that our efforts to grow our retail assets under management will be successful.
Ineffective maintenance of our culture, or ineffective management of human capital could adversely impact our business and financial performance.
Our ability to compete effectively in our business will depend upon our ability to attract new employees and retain and motivate our existing employees. Our senior management team has a significant role in our success and oversees the execution of our investment strategies. If we are unable to attract and retain qualified employees, our ability to compete successfully and achieve our business objectives could be limited, and our business, financial condition and results of operations could be negatively impacted.
Our ability to retain and motivate our management team, attract suitable replacements should any members of our management team leave, or attract new investment professionals as our business grows, is dependent on, among other things, the competitive nature of the employment market and the career opportunities and compensation that we can offer. In all of our markets, we face intense competition in connection with the attraction and retention of qualified employees.
We may experience departures of key professionals in the future. We cannot predict the impact that any such departures will have on our ability to achieve our objectives. Our senior management team possesses substantial experience and expertise and has strong business relationships with investors in our managed assets and other members of the business communities and industries in which we operate. As a result, the loss of these personnel could jeopardize our relationships with investors in our managed assets and other members of the business communities and industries in which we operate and result in the reduction of our assets under management or fewer investment opportunities. Accordingly, the loss of services from key professionals or a limitation in their availability could adversely impact our financial condition and cash flow. Furthermore, such a loss could be negatively perceived in the capital markets.
Additionally, the departure of certain individuals could trigger certain “key person” provisions in the documentation governing certain of our private funds, which would permit the limited partners of those funds to suspend or terminate the funds’ investment periods or withdraw their capital prior to the expiration of the applicable lock-up date. Our key person provisions vary by both strategy and fund and, with respect to each strategy and fund, are typically tied to multiple individuals, meaning that it would require the departure of more than one individual to trigger the key person provisions. Our human capital risks may be exacerbated by the fact that we do not maintain any key person insurance.
The conduct of our business and the execution of our strategy rely heavily on teamwork. Our continued ability to respond promptly to opportunities and challenges as they arise depends on co-operation and co-ordination across our organization and our team-oriented management structure, which may not materialize in the way we expect.
A portion of the workforce in some of our managed assets is unionized. If we are unable to negotiate acceptable collective bargaining agreements with any of our unions as existing agreements expire, we could experience a work stoppage, which could result in a significant disruption to the affected operations, higher ongoing labor costs and restrictions on our ability to maximize the efficiency of our operations, all of which could have an adverse effect on our financial results.
Political instability, changes in government policy or unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to geopolitical uncertainties in all jurisdictions in which we operate. We make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new or existing markets and lead to financial losses for us and our managed assets. There are risks of political instability in several of our major markets and in other parts of the world in which we conduct business from factors such as political conflict, income inequality, refugee migration, terrorism, potential break-up of political-
FORM 20-F 35

economic unions and political corruption; the materialization of one or more of these risks could negatively affect our financial performance.
For example, recent military tensions and conflict in Eastern Europe could contribute to global economic uncertainty and could significantly disrupt the free movement of goods, services and people, have a destabilizing effect on energy markets and result in potential higher costs of conducting business in Europe. Similarly, an inability of local and national governments to effectively manage ongoing political disputes could result in local, regional and/or global instability. The materialization of one or more of these risks could negatively affect our financial performance and adversely impact our business.
The transition period following the U.K.’s formal departure from the E.U. ended on December 31, 2020 (“Brexit”), and E.U. law no longer applies in the U.K. There remains uncertainty related to the relationship between the U.K. and the E.U. and it is difficult to predict what the future economic, tax, fiscal, legal, regulatory and other implications of Brexit will be for the asset management industry and the broader European and global financial markets generally. Future impacts could include increased legal and regulatory complexities, as well as potentially higher costs of conducting business in Europe, which could have an adverse effect on our business.
Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies and regulations, including protectionist policies, or personnel; (ii) changes in general economic or social conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) military conflict, political instability and civil unrest; (vi) less developed or efficient financial markets than in North America; (vii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (viii) less government supervision and regulation; (ix) a less developed legal or regulatory environment; (x) heightened exposure to corruption risk; (xi) political hostility to investments by foreign investors; (xii) less publicly available information in respect of companies in non-North American markets; (xiii) adversely higher or lower rates of inflation; (xiv) higher transaction costs; (xv) difficulty in enforcing contractual obligations and expropriation or confiscation of assets; and (xvi) fewer investor protections.
In addition to the risks noted above, as a result of the ongoing prevalence of COVID-19, future developments may include the risk of new and potentially more severe variant strains of COVID-19 and additional actions that may be taken to contain COVID-19, such as reimposing previously lifted measures or putting in place additional restrictions, and the pace, availability, distribution, acceptance and effectiveness of vaccines. Such developments, depending on their nature, duration and intensity, could have a material adverse effect on our business, financial position, results of operations or cash flows.
Unforeseen political events in markets where we have significant investors and/or where we have managed assets or may look to for further growth of our assets and businesses, such as the U.S., Canadian, Brazilian, Australian, European, Middle Eastern and Asian markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting our managed assets and/or our relationships with our investors, customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the British pound and the Euro relative to the U.S. dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed assets could be exacerbated by supply chain disruptions, trade policy and geopolitical tensions.
Unfavourable economic conditions or changes in the industries in which we operate could adversely impact our financial performance.
We are exposed to local, regional, national and international economic conditions and other events and occurrences beyond our control, including, but not limited to, the following: short-term and long-term interest rates; inflation; credit and capital market volatility; business investment levels; government spending levels; sovereign debt risks; consumer spending levels; changes in laws, rules or regulations; trade barriers; supply chain disruptions; commodity prices; currency exchange rates and controls; national and international political circumstances (including wars, terrorist acts or security operations); catastrophic events (including pandemics/ epidemics such as COVID-19, earthquakes, tornadoes or floods); the rate and direction of economic growth; and general economic uncertainty. On a global basis, certain industries and sectors have created capacity that anticipated higher growth, which has caused volatility across all markets, including commodity markets, which may have a negative impact on our financial performance. Unfavourable economic conditions could affect the jurisdictions in which our entities are formed and where we and our managed assets
36 BROOKFIELD ASSET MANAGEMENT

operate businesses, and may cause a reduction in: (i) securities prices; (ii) the liquidity of investments made by our managed assets; (iii) the value or performance of the investments made by our managed assets; and (iv) the ability of us and our managed assets to raise or deploy capital, each of which could adversely impact our financial condition.
In general, a decline in economic conditions, either in the markets or industries in which our strategies invest, or both, will result in downward pressure on our operating margins and asset values as a result of lower demand and increased price competition for the services and products that we provide. In particular, given the importance of the U.S. to our operations, an economic downturn in this market could have a significant adverse effect on our operating margins and asset values.
Many of our private funds have a finite life that may require us to exit an investment made in a fund at an inopportune time. Volatility in the exit markets for these investments, increasing levels of capital required to finance companies to exit and rising enterprise value thresholds to go public or complete a strategic sale can all contribute to the risk that we will not be able to exit a private fund investment successfully. We cannot always control the timing of our private fund investment exits or our realizations upon exit. See “—Actions or conduct that have a negative impact on our investors’ or stakeholders’ perception of us could adversely impact our ability to attract and/or retain investor capital and generate fee revenue”. If global economic conditions deteriorate, our investment performance could suffer, resulting in, for example, the payment of less or no carried interest to us. The payment of less or no carried interest to us could cause our cash flow from operations to decrease, which could materially adversely affect our liquidity position and the amount of cash we have on hand to conduct our operations. A reduction in our cash flow from our Fee-Bearing Capital strategies and products could, in turn, require us to rely on other sources of cash such as the capital markets, which may not be available to us on acceptable terms, or debt and other forms of leverage.
In addition, in an economic downturn, there is an increased risk of default by counterparties to our investments and other transactions. In these circumstances, it is more likely that such transactions will fail or perform poorly, which may in turn have a material adverse effect on our business, results of operation and financial condition.
Catastrophic events (or combination of events), such as earthquakes, tornadoes, floods, fires, pandemics/ epidemics such as COVID-19, climate change, military conflict/war or terrorism/sabotage, could adversely impact our financial performance.
Our managed assets could be exposed to effects of catastrophic events, such as severe weather conditions, natural disasters, major accidents, pandemics/epidemics such as COVID-19 (including the emergence and progression of new variants), acts of malicious destruction, climate change, war/military conflict or terrorism, which could materially adversely impact our operations.
A local, regional, national or international outbreak of a contagious disease, such as COVID-19, which spread across the globe at a rapid pace impacting global commercial activity and travel, or future public health crises, epidemics or pandemics, could materially and adversely affect our results of operations and financial condition due to disruptions to commerce, reduced economic activity and other unforeseen consequences that are beyond our control.
COVID-19 and actions taken in response to COVID-19 by government authorities across various geographies in which we and our managed assets operate interrupted business activities and supply chains, disrupted travel, contributed to significant volatility in the financial markets, impacted social conditions and adversely affected local, regional, national and international economic conditions as well as the labor market. There can be no assurance that strategies that we employ to address potential disruptions in operations will mitigate the adverse impacts of any of these factors.
Natural disasters and ongoing changes to the physical climate in which we and our managed assets operate may have an adverse impact on our business, financial position, results of operations or cash flows. Changes in weather patterns or extreme weather (such as floods, droughts, hurricanes and other storms) may negatively affect our managed assets’ operations or damage assets that we may own or develop. Further, rising sea levels could, in the future, affect the value of any low-lying coastal real assets that we may manage. Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate. Responses to these changes could result in higher costs, such as the imposition of new property taxes and increases in insurance rates or additional capital expenditures.
Our managed assets forming part of our commercial office strategy are concentrated in large metropolitan areas, some of which have been or may be perceived to be threatened by terrorist attacks or acts of war. Furthermore, many of such properties consist of high rise buildings that may also be subject to this actual or perceived threat. The perceived threat of a terrorist attack or outbreak of war could negatively impact our ability to lease office space in our managed real estate
FORM 20-F 37

portfolio. Renewable power and infrastructure assets that we manage, such as roads, railways, power generation facilities and ports, may also be targeted by terrorist organizations or in acts of war. Any damage or business interruption costs as a result of uninsured or underinsured acts of terrorism or war could result in a material cost to us and could adversely affect our business, financial condition or results of operation. Adequate terrorism insurance may not be available at rates we believe to be reasonable in the future. These risks could be heightened by foreign policy decisions of the U.S. (where we have significant operations) and other influential countries or general geopolitical conditions.
Additionally, our managed assets rely on free movement of goods, services and capital from around the globe. Any slowdown in international investment, business or trade as a result of catastrophic events could also have a material adverse effect on our business, financial position, results of operations or cash flows.
Deficiencies in our public company financial reporting and disclosures could adversely impact our reputation.
As we expand the size and scope of our business, there is a greater susceptibility that our financial reporting and other public disclosure documents may contain material misstatements and that the controls we maintain to attempt to ensure the complete accuracy of our public disclosures may fail to operate as intended. The occurrence of such events could adversely impact our reputation and financial condition. In addition, we disclose certain metrics that do not have standardized meaning, are based on our own methodologies and assumptions and may not properly convey the information they purport to reflect.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting to give our stakeholders assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in conformity with U.S. GAAP. However, the process for establishing and maintaining adequate internal controls over financial reporting has inherent limitations, including the possibility of human error. In addition, we may exclude recently acquired companies from our evaluation of internal controls.
Our internal controls over financial reporting may not prevent or detect misstatements in our financial disclosures on a timely basis, or at all. Some of these processes may be new for certain subsidiaries in our structure, and in the case of acquisitions, may take time to be fully implemented.
Our disclosure controls and procedures are designed to provide assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified. Our policies and procedures governing disclosures may not ensure that all material information regarding us is disclosed in a proper and timely fashion, or that we will be successful in preventing the disclosure of material information to a single person or a limited group of people before such information is generally disseminated.
The Manager uses the equity method of accounting for its interest in our asset management business, and our asset management business’ results will not be consolidated into our financial statements, and therefore the recording of our asset management business’ transactions into its accounts is not part of the Manager’s internal control structure. The Manager expects to provide Asset Management Company stand-alone financial statements. However, our asset management business will not be independently required to meet Sarbanes-Oxley requirements and the Manager will not have the same control and certification processes with respect to the information on our asset management business that it would have if it were a wholly-owned subsidiary of the Manager.
If the Manager or our auditors were to conclude that our internal controls over financial reporting were not effective in respect of any reporting period, investors could lose confidence in our reported financial information and the price of our Class A Shares could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and our reputation. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
Ineffective management of environmental and sustainability issues, including climate change, and inadequate or ineffective health and safety programs could damage our reputation, adversely impact our financial performance and lead to regulatory action.
There is increasing stakeholder interest in ESG considerations and how they are managed. ESG considerations include climate change, human capital and labor management, corporate governance, diversity and privacy and data security, among others. Increasingly, investors and lenders are incorporating ESG considerations into their investment or lending process, respectively, alongside traditional financial considerations. Investors or potential investors may not invest in all our products given certain industries in which we operate. If we are unable to successfully integrate ESG considerations
38 BROOKFIELD ASSET MANAGEMENT

into our practices, we may incur a higher cost of capital, lower interest in our debt securities and/or equity securities or otherwise face a negative impact on our business, operating results and cash flows and result in reputational damage.
Certain of our managed assets may be subject to compliance with laws, regulations, regulatory rules and/or guidance relating to ESG, and any failure to comply with these laws, regulations, regulatory rules or guidance could expose us to material adverse consequences, including loss, limitations on our ability to undertake licensable business, legal liabilities, financial and non-financial sanctions and penalties, and/or reputational damage. New ESG requirements imposed by jurisdictions in which we do business, such as the EU Sustainable Finance Disclosure Regulation (2019/2088), could (a) result in additional compliance costs, disclosure obligations or other implications or restrictions; and/or (b) impact our established business practices, cost base and, by extension, our profitability.
ESG-related requirements and market practices differ by region, industry and issue and are evolving dynamically, and the sustainability requirements applicable to us, our managed assets or our assessment of such requirements or practices may change over time. Under emerging sustainability requirements, we may be required to classify our businesses against, or determine the alignment of underlying investments under, ESG-related legislative and regulatory criteria and taxonomies, some of which can be open to subjective interpretation. Our view on the appropriate classifications may develop over time, including in response to statutory or regulatory guidance or changes in industry approach to classification. A change to the relevant classification may require further actions to be taken, for example it may require further disclosures, or it may require new processes to be set up to capture data, which may lead to additional cost, disclosure obligations or other implications or restrictions.
The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Efforts to limit global warming may give rise to changes in regulations, reporting and consumer sentiment that could have a negative impact on our existing operations by increasing the costs of operating our business or reducing demand for our products and services. The adverse effects of climate change and related regulation at state, provincial, federal or international levels could have a material adverse effect on our business, financial position, results of operations or cash flows.
The ownership and operation of some of our managed assets carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government-imposed orders to remedy unsafe conditions and contaminated lands and potential civil liability. Compliance with health, safety and environmental standards and the requirements set out in the relevant licenses, permits and other approvals obtained by the managed assets is crucial.
Our managed assets have incurred and will continue to incur significant capital and operating expenditures to comply with ESG requirements, including health and safety standards, to obtain and comply with licenses, permits and other approvals, and to assess and manage potential liability exposure. Nevertheless, they may be unsuccessful in obtaining or maintaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters, any of which could have a material adverse effect on us.
Health, safety and environmental laws and regulations can change rapidly and significantly, and we and/or our managed assets may become subject to more stringent laws and regulations in the future. The occurrence of any adverse health, safety or environmental event, or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on operations and/or result in material expenditures.
Owners and operators of real assets may become liable for the costs of removal and remediation of certain hazardous substances released or deposited on or in their properties, or at other locations regardless of whether the owner and operator caused the release or deposit of such hazardous materials. These costs could be significant and could reduce cash available for our managed assets. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our assets or to borrow using these assets as collateral, and could potentially result in claims or other proceedings.
Certain of our managed assets are involved in using, handling or transporting substances that are toxic, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business, the
FORM 20-F 39

imposition of more stringent conditions in those licenses or permits or legal claims for compensation (including punitive damages) by affected stakeholders.
Global ESG challenges, such as carbon emissions, privacy and data security, demographic shifts and regulatory pressures are introducing new risk factors for us that we may not have dealt with previously. If we are unable to successfully manage our ESG compliance, this could have a negative impact on our reputation and our ability to raise capital and could be detrimental to our economic value and the value of our managed assets.
Failure to maintain the security of our information and technology systems could have a material adverse effect on us.
We rely on certain information and technology systems, including the systems of others with whom we do business, which may be subject to security breaches or cyber-terrorism intended to obtain unauthorized access to proprietary information or personally identifiable information, destroy data or disable, degrade or sabotage these systems, through the introduction of computer viruses, fraudulent emails, cyber-attacks or other means. Such acts of cyberterrorism could originate from a variety of sources including our own employees or unknown third parties. In the ordinary course of our business, we collect and store sensitive data, including personally identifiable information of our employees and our clients. Data protection and privacy rules have become a focus for regulators globally. For instance, the European General Data Protection Regulation (“GDPR”) amended data protection rules for individuals that are residents of the EU. GDPR imposes stringent rules and penalties for non-compliance, which could have an adverse effect on our business.
Although we take various measures to ensure the integrity of our systems and to safeguard against failures or security breaches, there can be no assurance that these measures will provide adequate protection, and a compromise in these systems could go undetected for a significant period of time. If these information and technology systems are compromised, we could suffer disruptions in our business or at our managed assets and experience, among other things, financial loss; a loss of business opportunities; misappropriation or unauthorized release of confidential or personal information; damage to our systems and those with whom we do business; violations of privacy and other laws, litigation, regulatory penalties or remediation and restoration costs (particularly in light of increased regulatory focus on cyber-security by regulators around the world); as well as increased costs to maintain our systems. This could have a negative impact on our operating results and cash flows and result in reputational damage. See “Risks Relating to the Manager — Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our shareholders”.
The failure of our information and technology systems, or those of our third-party service providers, could adversely impact our reputation and financial performance.
We and our managed assets are dependent on information systems and technology, and we rely on third-party service providers to manage certain aspects of our businesses, including for certain information systems and technology, data processing systems and the secure processing, storage and transmission of information. In particular, our financial, accounting and communications processes are all conducted through data processing systems. Our information technology and communications systems and those of our third-party service providers are vulnerable to damages or disruption from fire, power loss, telecommunications failure, system malfunctions, natural disasters, acts of war or terrorism, employee errors or malfeasance, computer viruses, cyber-attacks or other events that are beyond our control.
Our information systems and technology and those of the Corporation or our third-party vendors may not continue to be able to accommodate our growth and the cost of maintaining such systems may increase from its current level, either of which could have a material adverse effect on us.
Any interruption or deterioration in the performance or failures of the information systems and technology that are necessary for our businesses, including for business continuity purposes, could impair the quality of our operations and could adversely affect our business, financial condition and reputation.
We and our managed assets may become involved in legal disputes in Canada, the U.S. and internationally that could adversely impact our financial performance and reputation.
In the normal course of our and our managed assets’ businesses, we become involved in various legal actions, including claims relating to personal injury, property damage, property taxes, land rights and contract and other commercial disputes. The investment decisions we make and the activities of our investment professionals on behalf of our managed assets may subject us and our managed assets to the risk of third-party litigation. Further, we have significant operations
40 BROOKFIELD ASSET MANAGEMENT

in the U.S. which may, as a result of the prevalence of litigation in the U.S., be more susceptible to legal action than certain of our other competitors.
The final outcome with respect to outstanding, pending or future litigation cannot be predicted with certainty, and the resolution of such actions may have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. Even if ultimately unsuccessful against us, any litigation has the potential to adversely affect our business, including by damaging our reputation.
Losses not covered by insurance may be large, which could adversely impact the assets under management.
We and our managed assets carry various insurance policies in relation to our respective business activities. These policies contain policy specifications, limits and deductibles that may mean that such policies do not provide coverage or sufficient coverage against all potential material losses. We or those also part of the group policy may also self-insure a portion of certain of these risks, and therefore we may not be able to recover from a third-party insurer in the event that we, if we had separate insurance coverage from a third party, could make a claim for recovery. There are certain types of risk (generally of a catastrophic nature such as war or environmental contamination) that are either uninsurable or not economically insurable. Further, there are certain types of risk for which insurance coverage is not equal to the full replacement cost of the insured assets.
Should any uninsured or underinsured loss occur, we could lose our anticipated profits and cash flows from one or more of our assets under management.
We also carry directors’ and officers’ liability insurance (“D&O insurance”) for losses or advancement of defense costs in the event a legal action is brought against our directors, officers or employees for alleged wrongful acts in their capacity as directors, officers or employees. Our D&O insurance contains certain customary exclusions that may make it unavailable for us in the event it is needed; and in any case our D&O insurance may not be adequate to fully protect us against liability for the conduct of our directors, officers or employees. We may also self-insure a portion of our D&O insurance, and therefore we may not be able to recover from a third-party insurer in the event that we, if we had D&O insurance from a third-party insurer, could make a claim for recovery.
For economic efficiency and other reasons, we may enter into insurance policies as a group (which may include the Corporation) that are intended to provide coverage for the entire group. Where group policies are in place, any payments under such policy could have a negative impact on other entities covered under the policy as they may not be able to access adequate insurance in the event it is needed. While management attempts to design coverage limits under group policies to ensure that all entities covered under a policy have access to sufficient insurance coverage, there are no guarantees that these efforts will be effective in obtaining this result.
Inability to collect amounts owing to us could adversely impact financial performance.
Third parties may not fulfill their payment obligations to us, which could include money, securities or other assets, thereby impacting our operations and financial results. These parties include deal and trading counterparties, governmental agencies, customers and financial intermediaries. Third parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, general economic conditions or other reasons.
We manage assets that loan money to distressed companies, either privately or via an investment in publicly traded debt securities. As a result, we actively take heightened credit risk in other entities from time to time and whether we realize satisfactory investment returns on these loans is uncertain and may be beyond our control. If some of these debt investments fail, our financial performance could be negatively impacted.
Investors in our private funds, including the Corporation and its affiliates, make capital commitments to these vehicles through the execution of subscription agreements. When a private fund makes an investment, these capital commitments are then satisfied by our investors via capital contributions. Investors in our private funds may default on their capital commitment obligations, which could have an adverse impact on our earnings or result in other negative implications to our business and our managed assets, such as the requirement to redeploy our own capital to cover such obligations. This impact would be magnified if the investor that does so is in multiple funds.
FORM 20-F 41

Information barriers may give rise to certain conflicts and risks and investment teams managing the activities of businesses that operate on opposite sides of an information barrier will not be aware of, and will not have the ability to manage, such conflicts and risks.
Certain of our investment professionals operate largely independently of one another pursuant to an information barrier. The information barrier restricts businesses on opposite sides from coordinating or consulting with one another with respect to investment activities and/or decisions. Accordingly, these businesses manage their investment operations independently of each other. The investment activities and decisions made by a business on one side of an information barrier are not expected to be subject to any internal approvals by any person who would have knowledge and/or decision-making control of the investment activities and decisions made by a business on the other side of the information barrier. This absence of coordination and consultation will give rise to certain conflicts and risks in connection with the activities of the businesses within our asset management strategies and make it more difficult to mitigate, ameliorate or avoid such situations. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by a business on one side of the information barrier of investment opportunities suitable for a business on the other side of the information barrier, without making such opportunities available to such business, and (iii) the formation or establishment of new strategies or products that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact the strategies or products of businesses operating on the other side of the information barrier. Investment teams managing the activities of businesses that operate on opposite sides of an information barrier are not expected to be aware of, and will not have the need or ability to manage, such conflicts which may impact the investment strategy, performance and investment returns of certain businesses within our asset management strategies.
The investment professionals that operate on opposite sides of an information barrier are likely to be deemed affiliates for purposes of certain laws and regulations notwithstanding that they may be operationally independent from one another. The information barrier does not eliminate the requirement to aggregate certain investment holdings for certain securities laws and other regulatory purposes. This may result in, among other things, earlier public disclosure of investments; restrictions on transactions (including the ability to make or dispose of certain investments at certain times); potential short-swing profit disgorgement; penalties and/or regulatory remedies; or adverse effects on the prices of investments for our investment professionals’ businesses that operate on the other side of such information barrier.
Although these information barriers are intended to address the potential conflicts of interests and regulatory, legal and contractual requirements applicable to us, we may decide, at any time and without notice to our shareholders, to remove or modify the information barriers. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls. In the event that the information barrier is removed or modified, it would be expected that we will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of the investment activities of those businesses that previously operated on opposite sides of an information barrier. See “Risks Relating to the Manager — Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our shareholders”.
The breach or failure of our information barriers could result in the sharing of material non-public information between investment professionals that operate on opposite sides of an information barrier, which may restrict the acquisition or disposition activities of one of our strategies and ultimately impact the returns generated for our investors. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information by our personnel, could have a significant adverse effect on our reputation, result in the imposition of regulatory or financial sanctions and negatively impact our ability to raise third-party capital and provide investment management services to our clients, all of which could result in negative financial impact to our investment activities.
We face risks specific to our renewable power and transition strategies.
Our renewable power and transition strategies invest in assets that are subject to changes in the weather, hydrology and price, but also include risks related to equipment or dam failure, counterparty performance, water rental costs, land rental costs, changes in regulatory requirements and other material disruptions.
The revenues generated by the power facilities we manage are correlated to the amount of electricity generated, which in turn is dependent upon available water flows, wind, irradiance and other elements beyond our control. Hydrology, wind and irradiance levels vary naturally from year to year and may also change permanently because of climate change or
42 BROOKFIELD ASSET MANAGEMENT

other factors. It is therefore possible that low water, wind and irradiance levels at certain of our power generating operations could occur at any time and potentially continue for indefinite periods.
A portion of the renewable power and transition revenue is tied, either directly or indirectly, to the wholesale market price for electricity, which is impacted by a number of external factors beyond our control. Additionally, a portion of the power that is generated is sold under long-term power purchase agreements, shorter-term financial instruments and physical electricity contracts which are intended to mitigate the impact of fluctuations in wholesale electricity prices; however, they may not be effective in achieving this outcome. Certain of the power purchase agreements of our managed assets will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us. Conversely, what appears to be an attractive price at the time of re-contracting could, if power prices rise over the power purchase agreement’s term, result in us having committed to sell power in the future at below market rate. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.
In our renewable power and transition portfolio, there is a risk of equipment failure due to wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expenditure of significant capital and other resources. Failures could also result in exposure to significant liability for damages due to harm to the environment, to the public generally or to specific third parties. Equipment that our renewable power and transition operations need, including spare parts and components required for project development, may become unavailable or difficult to procure, inhibiting our ability to maintain full availability of existing plants and also our ability to complete development projects on scope, schedule and budget.
In certain cases, some catastrophic events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result.
The ability of the platforms we manage to develop greenfield renewable power projects in our development pipeline may be affected by a number of factors, including the ability to secure approvals, licenses and permits and the ability to secure a long-term power purchase agreement or other sales contracts on reasonable terms. The development of our pipeline of greenfield renewable power projects is also subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance.
New regulatory initiatives related to ESG could adversely impact our managed assets. While we believe that regulatory initiatives and market trends towards an increased focus on ESG are generally beneficial to our renewable power and transition group, any such regulatory initiatives also have the potential to adversely impact us. For example, regulatory initiatives seeking to reorient investment toward sustainability by regulating green financial products could have the effect of increasing burdensome disclosure requirements around ESG and prescribing approaches to ESG policies that are inconsistent with our current practices. If regulators disagree with the ESG disclosures that we make, or with the categorization of our financial products, we may face regulatory enforcement action, and our business or reputation could be adversely affected.
We face risks specific to our infrastructure strategies.
Our infrastructure managed assets include utilities, transport, midstream and data businesses.
Our infrastructure assets include toll roads, telecommunication towers, electricity transmission systems, terminal operations, electricity and gas distribution companies, rail networks, ports and data centers. The principal risks facing the regulated and unregulated businesses comprising our infrastructure assets relate to government regulation, general economic conditions and other material disruptions, counterparty performance, capital expenditure requirements and land use.
Many of the infrastructure assets we manage are subject to forms of economic regulation, including with respect to revenues. If any of the respective regulators in the jurisdictions in which we operate decides to change the tolls or rates we are allowed to charge or the amounts of the provisions we are allowed to collect, we may not be able to earn the rate of return on our investments that we had planned, or we may not be able to recover our initial cost.
General economic conditions affect international demand for the commodities handled and services provided by operators in our infrastructure managed assets. A downturn in the economy generally or specific to any of our infrastructure managed assets, may lead to a reduction in volumes, bankruptcies or liquidations of one or more large
FORM 20-F 43

customers, which could reduce our revenues, increase our bad debt expense, reduce our ability to make capital expenditures or have other adverse effects on us.
Some of our managed assets have customer contracts as well as concession agreements in place with public and private sector clients. Our managed assets with customer contracts could be adversely affected by any material change in the assets, financial condition or results of operations of such customers. Protecting the quality of our revenue streams through the inclusion of take-or-pay or guaranteed minimum volume provisions into our contracts is not always possible or fully effective.
Some of our managed assets may require substantial capital expenditures to maintain their asset base. Any failure to make necessary expenditures to maintain their operations could impair their ability to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover investments in capital expenditures based upon the rates our operations are able to charge.
We face risks specific to our private equity strategies.
The principal risks for our private equity managed assets are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital. Our private equity platform is exposed to industrial, business services and infrastructure services businesses, many of which can be cyclical and/or illiquid and therefore may be difficult to monetize at our discretion, limiting our flexibility to react to changing economic or investment conditions. In addition, increasingly we have certain managed assets that provide goods and services directly to consumers across a variety of industries. These businesses are prone to greater liabilities, as well as reputational, litigation and other risks by virtue of being more public-facing and reliant on their ability to develop and preserve consumer relationships and achieve consumer satisfaction.
Unfavourable economic conditions could negatively impact the ability of our managed assets to repay debt. Adverse economic conditions facing our managed assets may adversely impact the value of our investments or deplete our financial or management resources. These investments are also subject to the risks inherent in the underlying businesses, some of which are facing difficult business conditions and may continue to do so for the foreseeable future. These risks are compounded by recent growth, as new acquisitions have increased the scale and scope of our operations, including in new geographic areas and industry sectors, and we may have difficulty managing these additional operations.
We may deploy our client’s capital in managed assets that are experiencing significant financial or business difficulties, including companies involved in work-outs, liquidations, spin-outs, reorganizations, bankruptcies and similar transactions. Such an investment entails the risk that the transaction will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which may be less than the purchase price of the securities in respect of which such distribution is received. In addition, if an anticipated transaction does not occur, we may be required to sell our investment at a loss. These managed assets may become subject to legal and/or regulatory proceedings and our investment may be adversely affected by external events beyond our control, leading to legal, indemnification or other expenses.
We have several managed assets that operate in the highly competitive service industry. A wide variety of micro and macroeconomic factors affecting our clients and over which we have no control can impact how these companies operate. For example, the majority of the revenue from our healthcare services businesses is derived from private health insurance funds, which may be affected by a deterioration in the economic climate, a change in economic incentives, increases in private health insurance premiums and other factors. In addition, alternative technologies in the health care industry could impact the demand for, or use of, our services and could impair or eliminate the competitive advantage of our businesses in this industry.
Our infrastructure services operations include companies in nuclear technology services, marine transportation and scaffolding services. The nuclear fuel and power industries are heavily regulated and could be significantly impacted by changes in government policies and priorities such as increased regulation and/or more onerous operating requirements that negatively impact our nuclear technology services. A future accident at a nuclear reactor could result in the shutdown of existing plants or impact the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators. Accidents, terrorism, natural disasters or other incidents occurring at nuclear facilities or involving shipments of nuclear materials could reduce the demand for nuclear technology services. Marine transportation and oil production are inherently risky, particularly in the extreme conditions in which many of our vessels operate. An incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business. Our scaffolding services business is subject to the risks inherent to
44 BROOKFIELD ASSET MANAGEMENT

construction operations, including risks relating to seasonal fluctuations in the demand for our services, a dependence on labor and performance being materially impacted by a lack of availability of labor force or increases in the cost of labor available, and operational hazards that could result in personal injury or death, work stoppage or serious property and equipment damage.
We face risks specific to our real estate strategies.
Our real estate strategies invest in commercial properties and are therefore exposed to certain risks inherent in the commercial real estate business. Commercial real estate investments are subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage capital), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.
Certain expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made whether or not a property is producing sufficient income to service these expenses. These commercial properties are typically subject to mortgages that require debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.
Continuation of rental income is dependent on favourable leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. It is possible that we may face a disproportionate amount of space expiring in any one year. Additionally, rental rates could decline, tenant bankruptcies could increase and tenant renewals may not be achieved, particularly in the event of an economic slowdown.
Our real estate strategies invest in businesses that operate in industries or geographies impacted by COVID-19. Many of these are facing financial and operational hardships due to COVID-19 and responses to it. Adverse impacts on our managed assets may include:
•a complete or partial closure of, or other operational issues at, one or more of our properties resulting from government or tenant action;
•a slowdown in business activity may severely impact our tenants’ businesses, financial condition and liquidity and may cause one or more of our tenants to be unable to fund their business operations, meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations;
•an increase in re-leasing timelines, potential delays in lease-up of vacant space and the market rates at which such lease will be executed;
•reduced economic activity could result in a prolonged recession, which could negatively impact consumer discretionary spending; and
•expected completion dates for our development and redevelopment projects may be subject to delay as a result of local economic conditions that may continue to be disrupted as a result of the COVID-19 pandemic.
The retail real estate assets in our managed assets are susceptible to any economic factors that have a negative impact on consumer spending. Lower consumer spending would have an unfavourable effect on the sales of our retail tenants, which could result in their inability or unwillingness to make all payments owing to us, and on our ability to keep existing tenants and attract new tenants. Significant expenditures associated with each equity investment in real estate assets, such as mortgage payments, property taxes and maintenance costs, are generally not reduced when there is a reduction in income from the investment, so our income and cash flow would be adversely affected by a decline in income from our retail properties. In addition, low occupancy or sales at our retail properties, as a result of competition or otherwise, could result in termination of or reduced rent payable under certain of our retail leases, which could adversely affect our retail property revenues.
The hospitality and multifamily assets in our managed assets are subject to a range of operating risks common to these industries, many of which are outside our control, and the profitability of our investments in these industries may be adversely affected by these factors. For example, our hospitality business faces risks relating to climate change; hurricanes, earthquakes, tsunamis and other natural and man-made disasters; the potential spread of contagious diseases such as COVID-19; and insect infestations more common to rental accommodations. Such factors could limit or reduce the demand for or the prices our hospitality properties are able to obtain for their accommodations or could increase our
FORM 20-F 45

costs and therefore reduce the profitability of our hospitality businesses. There are numerous housing alternatives that compete with our multifamily properties, including other multifamily properties as well as condominiums and single-family homes. This competitive environment could have a material adverse effect on our ability to lease apartment homes at our present properties or any newly developed or acquired real estate, as well as on the rents realized.
Risks Related to Taxation
Changes in Canadian federal income tax law might adversely affect the Manager and/or Holders of Class A Shares.
There can be no assurance that Canadian federal income tax laws, the judicial interpretation thereof, or the administrative policies and assessing practices of the CRA will not be changed in a manner that adversely affects the Manager and/or Holders of Class A Shares. Any such developments could have a material adverse effect on the Holders of Class A Shares or our business, financial condition and results of operations.
If the Manager is classified as a passive foreign investment company, U.S. persons who own Class A Shares could be subject to adverse U.S. federal income tax consequences.
If the Manager is classified as a PFIC for U.S. federal income tax purposes, a U.S. Holder (as defined below) that owns Class A Shares could be subject to adverse tax consequences, including a greater tax liability than might otherwise apply, an interest charge on certain taxes deemed deferred as a result of the Manager’s non-U.S. status and additional U.S. tax reporting obligations. In general, a non-U.S. corporation will be a PFIC during a taxable year if, taking into account the income and assets of certain of its affiliates, (i) 75% or more of its gross income constitutes passive income or (ii) 50% or more of its assets produce, or are held for the production of, passive income. Passive income generally includes interest, dividends and other investment income.
Based on its current and expected income, assets and activities, the Manager does not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether the Manager is a PFIC depends upon the composition of its income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Thus, there can be no assurance that the Manager will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with the Manager’s determination as to its PFIC status. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules, including the related reporting requirements and the advisability of making any available election under the PFIC rules, with respect to their ownership and disposition of Class A Shares. See “Certain United States Federal Income Tax Considerations – Tax Consequences of the Ownership and Disposition of Class A Shares – Passive Foreign Investment Company Considerations”.
Tax laws and regulations may change in the jurisdictions in which we operate, which may affect the effective tax rate on all or a portion of our income.
We operate in countries with differing tax laws and tax rates. Our tax reporting is supported by tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by tax authorities in the countries in which we operate. Our effective tax rate may change from year to year, based on (i) changes in the mix of activities and income earned among the different jurisdictions in which we operate, (ii) changes in tax laws in these jurisdictions, (iii) changes in the tax treaties between the countries in which we operate, (iv) changes in our eligibility for benefits under those tax treaties, and (v) changes in the estimated values of deferred tax assets and liabilities. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Such changes could result in a substantial increase in the effective tax rate on all or a portion of our income.
To preserve the intended Canadian and U.S. federal income tax treatment of the Arrangement, the Manager agreed to certain restrictions that may significantly reduce its strategic and operating flexibility.
The Corporation engaged in various restructuring transactions in connection with the Arrangement. To preserve the intended Canadian federal income tax treatment of these transactions, as generally tax deferred under the Tax Act, the Corporation, the Manager and their subsidiaries (including the Asset Management Company) are prohibited for a period of two years following the effective date of the Arrangement, except in specific circumstances, from taking any action, omitting to take any action or entering into any transaction that could cause the Pre-Arrangement Reorganization, the Arrangement or certain other transactions occurring in conjunction therewith to be taxed in a manner that is inconsistent
46 BROOKFIELD ASSET MANAGEMENT

with that provided for in the opinion of Torys LLP addressed to the board of directors of the Corporation and the Board confirming the Canadian federal income tax consequences of certain aspects of the Pre-Arrangement Reorganization and the Arrangement to the parties thereto. To preserve the intended U.S. federal income tax treatment of these transactions, for a period of time following the Arrangement, the Manager covenanted with the Corporation and others, except in specific circumstances, not to take certain actions that would prevent certain steps pursuant to the Arrangement from qualifying as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355(a) of the Code. The foregoing restrictions may limit for a period of time the Manager’s ability to pursue certain strategic transactions or other transactions that it believes to be in the best interests of its shareholders or that might increase the value of its business.

FORM 20-F 47

ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF THE COMPANY
Overview
The Manager was incorporated under the BCBCA on July 4, 2022. The Manager’s head office is located at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada and its registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7, Canada. The Class A Shares are listed on the NYSE and the TSX under the symbol “BAM”.
The Manager and the Asset Management Company were formed by Brookfield Asset Management Inc. (now known as Brookfield Corporation) to facilitate the Arrangement in a tax-efficient manner. The Manager was established to become a company through which investors can directly access a leading, pure play global alternative asset management business previously carried on by Brookfield Asset Management Inc. and its subsidiaries and currently owned and operated through the Asset Management Company.
The Arrangement, which closed on December 9, 2022, involved the division of Brookfield Asset Management Inc. into two publicly traded companies – the Manager, a pure-play asset manager with a leading global alternative asset management business, and the Corporation, focused on deploying capital across its operating businesses and compounding that capital over the long term. The Arrangement was designed to enhance long-term value for the Corporation’s shareholders by creating separate identities for these two distinct businesses, while preserving their ability to benefit each other, and thus all shareholders of the Manager and the Corporation.
Our asset management business is operated through the Asset Management Company, owned 75% by the Corporation and 25% by the Manager. For more information on the relationship among the Manager, the Corporation and the Asset Management Company, see Item 7.B “Related Party Transactions”.
The Manager is subject to the informational requirements of the Exchange Act. In accordance with these requirements, the Manager files reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information relating to the Manager. The site is located at www.sec.gov. Similar information can also be found on our website at https://bam.brookfield.com. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. The information found on, or accessible through, our website does not form part of this 20-F. See also Item 10.H “Documents on Display”.
Recent Developments
Distribution of the Asset Management Business
The Manager and the Asset Management Company were formed by Brookfield Asset Management Inc. (now known as Brookfield Corporation) on July 4, 2022 for the purpose of effecting the Arrangement. The Manager was established to become a company through which investors can directly access a leading, pure-play global alternative asset management business previously carried on by Brookfield Asset Management Inc. and its subsidiaries and currently owned and operated through the Asset Management Company, owned 75% by the Corporation and 25% by the Manager. The Arrangement, which closed on December 9, 2022, involved the division of Brookfield Asset Management Inc. into two publicly traded companies – the Manager, a pure-play asset manager with a leading global alternative asset management business, and the Corporation, focused on deploying capital across its operating businesses and compounding that capital over the long term. As a result of the Arrangement, holders of the Corporation Class A Shares received 0.25 of a Class A Share for each Corporation Class A Share held. The Class A Shares are listed on the NYSE and the TSX under the symbol “BAM”.
48 BROOKFIELD ASSET MANAGEMENT

4.B    BUSINESS OVERVIEW
Business Overview
The Manager was established by Brookfield Asset Management Inc. (now known as Brookfield Corporation) to give public shareholders direct access to this pure-play alternatives manager and to provide alternative asset management services through an ownership interest in a leading global alternative asset management business previously carried on by Brookfield Asset Management Inc. and its subsidiaries. The Manager participates in this business through its 25% ownership in the Asset Management Company.
We are one of the world’s leading alternative asset managers, with approximately $800 billion of AUM as of December 31, 2022 across Renewable Power and Transition, Infrastructure, Private Equity, Real Estate and Credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We draw on our heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.
To do this, we leverage our exceptional team of over 2,500 investment and asset management professionals, our global reach, deep operating expertise and access to large-scale capital to identify attractive investment opportunities and invest on a proprietary basis. Our investment approach and strong track record have been the foundation and driver of our growth.
We provide a highly diversified suite of alternative investment strategies and are constantly innovating new products to meet client needs. We have over 50 unique strategies across numerous product offerings, spanning a wide range of risk-adjusted returns, including opportunistic, value-add, core, super-core and credit. We evaluate the performance of these product offerings and our investment strategies using a number of non-GAAP measures as outlined in Item 5 "Operating and Financial Review and Prospects". The Manager will utilize Distributable Earnings to measure performance, while, in addition to this metric, Fee Revenues and Fee-Related Earnings are closely utilized in order to assess the performance of our asset management business.
We have over 2,000 clients, made up of some of the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies and individual investors.
We are in a fortunate position to be trusted with our clients’ capital and our objective is to meet their financial goals and provide for a better financial future while providing a market leading experience. Our team of 270 client service professionals across 18 global offices are dedicated to our clients and ensuring the business is exceeding their service expectations.
Our guiding principle is to operate our business and conduct our relationships with the highest level of integrity. Our emphasis on diversity and inclusion reinforces our culture of collaboration, allowing us to attract and retain top talent. Strong ESG practices are embedded throughout our business, underpinning our goal of having a positive impact on the communities and environment within which we operate.
Value Creation
We create shareholder value by increasing the earnings profile of our asset management business. Alternative asset management businesses such as ours are typically valued based on multiples of their fee-related earnings and performance income. Accordingly, we create value by increasing the amount and quality of fee-related earnings and carried interest, net of associated costs. This growth is achieved primarily by expanding the amount of Fee-Bearing Capital we manage, earning performance income such as carried interest through superior investment results and maintaining competitive operating margins.
As at December 31, 2022, we have Fee-Bearing Capital of approximately $418 billion, of which 83% is long-dated or perpetual in nature, providing significant stability to our earnings profile. We consider Fee-Bearing Capital that is long-dated or perpetual in nature to be Fee-Bearing Capital relating to our long-term private funds, which are typically committed for 10 years with two one-year extension options, and Fee-Bearing Capital relating to our perpetual strategies, which include the perpetual affiliates as well as capital we manage in our perpetual core and core plus private funds. We
FORM 20-F 49

seek to increase our Fee-Bearing Capital by growing the size of our existing product offering and developing new strategies that cater to our clients’ investment needs. We also aim to deepen our existing institutional relationships, develop new institutional relationships and access new distribution channels such as high net worth individuals and retail.
As of December 31, 2022, we have over 2,000 clients with a strong base in North America, Asia, the Middle East and Australia and a growing proportion of third-party commitments from Europe. Our high-net-worth channel also continues to grow and is over 5% of current commitments. We have a dedicated team of over 100 people that are focused on distributing and developing catered products to the private wealth channel.
We are also actively progressing new growth strategies, including secondaries, technology, insurance and transition. These new initiatives, in addition to our existing strategies are expected to have a very meaningful impact on our growth trajectory in the long term.
As we grow our Fee-Bearing Capital, we earn incremental base management fees. In order to support this growth, we have been growing our exceptional team of investment and asset management professionals. Our costs are predominantly in the form of compensation for the over 2,500 professionals we employ globally.
When deploying our clients’ capital, we seek to leverage our competitive advantages to acquire high-quality real assets or businesses that provide essential services that form the backbone of the global economy. We use our global reach and access to scale capital to source attractive investment opportunities and leverage our deep operating expertise to underwrite investments and create value throughout our ownership. Our goal is to deliver superior investment returns to our clients and successfully doing so results in the continued growth of realized carried interest.
We generate robust free cash flows or Distributable Earnings, which is our primary financial performance metric. Distributable Earnings of the Manager represent our share of Distributable Earnings from the Asset Management Company less general and administrative expenses, but excluding equity-based compensation costs, of the Manager. The Manager intends to pay out approximately 90% of our Distributable Earnings to shareholders quarterly and reinvest the balance back into the business. See Item 8.A “Consolidated Statements and Other Financial Information — Dividend Policy” for more information.
We also monitor the broader markets and occasionally identify attractive, strategic investment opportunities that have the potential to supplement our existing business and add to our organic growth. We expect acquisitions can allow us to achieve immediate scale in a new asset class or grant us access to additional distribution channels. An example of such growth is the partnership we formed with the Oaktree Business in 2019. Such acquisitions may happen from time to time should they be additive to our franchise, attractive to our clients and accretive to our shareholders.
50 BROOKFIELD ASSET MANAGEMENT

Products
Our products broadly fall into one of three categories: (i) long-term private funds, (ii) permanent capital vehicles and perpetual strategies and (iii) liquid strategies. These are invested across five principal strategies: (i) Renewable Power and Transition, (ii) Infrastructure, (iii) Private Equity, (iv) Real Estate, and (v) Credit and other.
Fee-Bearing Capital Diversification
AS AT DEC. 31, 2022 (BILLIONS)

■	Permanent capital vehicles and perpetual strategies
■	Long-term private funds
■	Liquid strategies

■	Renewable Power and Transition
■	Infrastructure
■	Private Equity
■	Real Estate
■	Credit and other
For discussion on Fee-Bearing Capital, see “Key Financial and Operating Measures”.
Long-term Private Funds
As of December 31, 2022, we manage approximately $219 billion of Fee-Bearing Capital across a diverse range of long-term private funds that target opportunistic (20%+, gross), value-add (15%-16%, gross), core and core plus (9%-13%, gross) returns. These funds are generally closed-end and have a long duration, typically committed for 10 years with two one-year extension options.
On these products, we earn:
•Diversified and long-term base management fees, typically on committed capital or invested capital, depending on the nature of the fund and the period that the fund is in its life,
•Transaction and advisory fees on co-investment capital that we raise and deploy alongside our long-term private funds, which vary based on transaction agreements, and
•Carried interest or performance fees, which entitles us to a portion of overall fund profits, provided that investors receive a minimum prescribed preferred return. Carried interest is typically paid towards the end of the life of a fund after capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured. The Corporation is entitled to receive 33.3% of the carried interest on new sponsored funds of our asset management business and will retain all of the carried interest earned on mature funds.
Permanent Capital Vehicles and Perpetual Strategies
As of December 31, 2022, we manage approximately $127 billion of Fee-Bearing Capital across our permanent capital vehicles, perpetual core and core plus private funds.
FORM 20-F 51

On these products, we earn:
•Long-term perpetual base management fees, which are based on the market capitalization or net asset value of our permanent capital vehicles and on the net asset value of our perpetual private funds.
•Stable incentive distribution fees from BEP and BIP, which are linked to the growth in cash distributions paid to investors above a predetermined hurdle. Both BEP and BIP have a long-standing track record of growing distributions annually within a target range of 5%-9%.
•Performance fees from BBU are based on unit price performance above a prescribed high-water mark price, which are not subject to clawback, as well as carried interest on our perpetual private funds. The Corporation is entitled to receive 33.3% of the carried interest on sponsored funds of our asset management business.
Liquid Strategies
As of December 31, 2022, we manage approximately $72 billion of Fee-Bearing Capital across our liquid strategies, which includes capital that we manage on behalf of our publicly listed funds and separately managed accounts, with a focus on fixed income and equity securities across real estate and infrastructure.
On these products, we earn:
•Base management fees, which are based on committed capital or fund net asset value, and
•Performance income based on investment returns above a minimum prescribed return.
Competitive Advantages
We seek to harness the following three distinct competitive advantages that enable us to consistently identify and acquire high-quality assets and create significant value in the assets that we invest in and operate on behalf of our clients.
Large Scale
We have approximately $800 billion in assets under management and approximately $418 billion in Fee-Bearing Capital as of December 31, 2022. We offer our investors a large portfolio of private funds that have global mandates and diversified strategies. Our access to large-scale, flexible capital that is further enhanced by our relationship with the Corporation, enables us to pursue transactions of a size that lessens competition.
Operating Expertise
We are supported globally by approximately 200,000 operating employees of our managed businesses, who are instrumental in maximizing the value and cash flows of our managed assets. We believe that strong operating experience is essential in maximizing efficiency and productivity – and ultimately, returns. We do this by maintaining a culture of long-term focus, alignment of interest and collaboration through the people we hire and our operating philosophy. This operating expertise developed through our heritage as an owner-operator is invaluable in underwriting acquisitions and executing value-creating development and capital projects.
Global Reach
We invest on behalf of our clients in more than 30 countries on five continents around the world. We believe that our global reach allows us to diversify and identify a broad range of opportunities. We can invest where capital is scarce, and we believe that our scale enables us to move quickly and pursue multiple opportunities across different markets. Our global reach also allows us to operate our assets more effectively; we believe that a strong on-the-ground presence is critical to operating successfully in many of our markets, and many of our businesses are truly local. Furthermore, the combination of our strong local presence and global reach enables us to bring global relationships and operating practices to bear across markets to enhance returns.
52 BROOKFIELD ASSET MANAGEMENT

Our People
We have a team of over 2,500 investment and asset management professionals that are integral to the business, including individuals focused on our core investment strategies and those undertaking various corporate activities. Approximately 100 of these are employed by the Manager and the remainder are employed by the Asset Management Company and its subsidiaries. The Manager provides the services of our employees to the Asset Management Company on a cost recovery basis under the Asset Management Services Agreement, which is described in Item 7.B “Related Party Transactions — Asset Management Services”. Our long-term approach to our business influences everything we do, including how we make investment decisions, how we support and oversee our businesses, and how we develop our people and compensate them. Our employee compensation programs link a significant portion of employee rewards to successful investment outcomes. Our emphasis on fostering collaboration enables us to benefit from a diverse set of skills and experiences. Our talent management processes and our approach to long-term compensation encourage collaboration. This shows itself in a number of ways, including in the sharing of expertise and best practices through both formal and informal channels and building relationships and capabilities through employee secondments and transfers.
We have a group of dedicated operations professionals in all our key regions that have extensive experience leading businesses. We take an active role in enhancing the performance of the assets and businesses we acquire. As a result, our operations team is fully integrated – meaning our operations professionals sit alongside our experienced investment team working hand in hand from diligence to the execution of our business plan and through the monetization phase of an investment. The team works closely with the senior management teams of the companies in which we invest to develop and implement business improvements that enable us to increase cash flow and our return on capital. While enhancement opportunities may differ across assets and businesses, they generally involve a combination of strategic repositioning, focus on operational excellence and enhanced commercial execution.
We recognize that people drive our success, and therefore hiring, developing and retaining our people is one of our top priorities. We do this by ensuring our people are constantly engaged and provide a wide range of development opportunities across all levels. We aim to create an environment that is built on strong relationships and conducive to developing our workforce, and where individuals from diverse backgrounds can thrive.
Investment Process
Our Investment Process Leads to Value Creation
Earning robust returns on the investments we make on behalf of our clients enhances our ability to increase our Fee-Bearing Capital and generates carried interest, both of which grow our cash flows and create value for our shareholders.
1. Raise Capital
As an asset manager, the starting point to the investment cycle is establishing new funds and other investment products for our clients. This in turn provides the capital to invest, from which we earn base management fees, incentive distributions and performance-based returns such as carried interest. Accordingly, we create value by increasing our amount of Fee-Bearing Capital and by achieving strong investment performance that leads to growth in Fee-Bearing Capital and increased cash flows.
FORM 20-F 53

2. Identify and Acquire High-Quality Assets
We follow a value-based approach to investing and allocating capital. We believe that our disciplined approach, global reach and operating expertise afford us access to a wide range of potential opportunities and enable us to invest at attractive valuations and generate superior risk-adjusted returns for our clients. We also leverage our considerable expertise in executing recapitalizations, operational turnarounds and large development and capital projects, providing additional opportunities to deploy capital.
3. Secure Long-Term Financing
We finance the investments we make on behalf of our clients predominantly on a long-term investment-grade basis and asset-by-asset, where possible, with minimal recourse. This financing approach provides us with considerable stability, improves our ability to withstand financial downturns and enables our asset management teams to focus on operations and other growth initiatives.
4. Enhance Value and Cash Flows Through Operating Expertise
We use our operating capabilities to increase the value of the assets within our product offerings and the cash flows they produce, and they help to protect our clients’ capital in adverse conditions. The combination of operating expertise, development capabilities and effective financing can help ensure that an investment’s full value creation potential is realized, which we believe is one of our most important competitive advantages.
5. Realize Capital from Asset Sales or Refinancing
We actively monitor opportunities to sell or refinance assets to generate proceeds for our investors. Capital generated in our limited life funds is returned to investors, and in the case of our perpetual funds, we then redeploy the capital to enhance returns. In many cases, returning capital from private funds completes the investment process, locks in investor returns and gives rise to performance income.
Our Investment Strategies
In each of our product categories, we invest globally in various investment strategies, each benefiting from strong secular tailwinds that provide an expanding multi-trillion dollar investable universe.
Our investment strategies are (a) renewable power and transition, (b) infrastructure, (c) private equity, (d) real estate, and (e) credit and other, each as discussed below.
Renewable Power and Transition
Overview
•We are a leading global investment manager in renewable power and transition, with nearly $72 billion of AUM as of December 31, 2022.
•Clean energy occupies a uniquely complementary position to the global goals of net-zero emissions, low-cost energy and energy security. We believe that the growing global demand for low-carbon energy, especially amongst corporate off takers, will lead to continued growth opportunities for us in the future. The investment environment for renewable power and transition remains favourable and we expect to continue to advance our substantial pipeline of renewable power and transition opportunities on behalf of our clients and managed assets.
•We have approximately 100 investment and asset management professionals globally that are focused on our renewable power and transition strategy, supported by approximately 3,700 employees in the renewable power and transition operating businesses that we manage. Our extensive experience and knowledge in this industry allows us to be a leader in all major technologies with deep operating and development capabilities.
54 BROOKFIELD ASSET MANAGEMENT

Long-term Private Funds
•We manage the largest of its kind global transition fund, Brookfield Global Transition Fund (“BGTF”), which is our $15 billion flagship strategy focused on investments that contribute to the transition to a net-zero global economy. The mandate of this product is to assist utility, energy and industrial businesses reduce CO2 emissions, expand low-carbon and renewable energy production levels and advance sustainable solutions.
Permanent Capital Vehicles and Perpetual Strategies
•We also manage BEP, one of the world’s largest publicly traded renewable power platforms, which is listed on the NYSE and TSX and had a market capitalization of over $16.8 billion as of December 31, 2022.
Across our renewable power and transition products, we have invested on behalf of our clients in:
•Hydroelectric operations, through river systems and facilities that provide electricity and have grid stabilizing capabilities;
•Wind operations that use turbines to create electricity;
•Utility solar operations that harness energy from the sun to generate electricity; and
•Distributed generation, storage and other operations that provide small-scale generation that can be locally installed and pump storage facilities.
Infrastructure
Overview
•We are one of the world’s largest investment managers in infrastructure, with $143 billion of AUM as of December 31, 2022.
•We focus on acquiring high-quality businesses on behalf of our clients that deliver essential goods and services, diversified across the utilities, transport, midstream and data infrastructure sectors. We partner closely with management teams to enable long-term success through operational and other improvements.
•We have approximately 230 investment and asset management professionals globally that are focused on our infrastructure strategy, supported by approximately 51,400 employees in the infrastructure operating businesses that we manage.
Our Products
Long-term Private Funds
•Brookfield Infrastructure Funds (“BIF”) is our flagship infrastructure fund series. In this product offering, we invest on behalf of our clients in high-quality infrastructure assets on a value basis and seek to add value through the investment life cycle by utilizing our operations-oriented approach.
•Brookfield Infrastructure Debt (“BID”) is our infrastructure debt fund series, which invests on behalf of our clients in mezzanine debt investments in high-quality, core infrastructure assets.
Permanent Capital Vehicles and Perpetual Strategies
•We manage BIP, one of the largest, pure play, publicly traded global infrastructure platforms, which is listed on the NYSE and TSX and had a market capitalization of $24.8 billion as of December 31, 2022. In this product
FORM 20-F 55

offering, we invest on behalf of our clients in high-quality, long-life assets that provide essential products and services for the global economy.
•We also manage Brookfield Super-Core Infrastructure Partners (“BSIP”), which is our perpetual infrastructure private fund strategy. In this product offering, we invest on behalf of our clients in core infrastructure assets in developed markets, with a focus on yield, diversification and inflation-protection.
The infrastructure investments that we manage provide a diversified exposure for our clients to scarce, high-quality businesses that benefit from significant barriers to entry and deliver essential goods and services. Through the various products outlined, we have invested in:
•Regulated or contracted businesses that earn a return on asset base, including electricity and gas connections, natural gas pipelines and electricity transmission lines;
•Systems involved in the movement of freight, commodities and passengers, including rail operations, toll roads, terminal and export facilities;
•Assets that handle the movement and storage of commodities from a source of supply to a demand center, including transmission pipelines, natural gas process plants and natural gas storage; and
•Businesses that provide essential services and critical infrastructure to transmit and store data globally, including telecom towers and active rooftop sites, fiber optic cable and data centers.
Private Equity
Overview
•We are a leading private equity investment manager with $133 billion of AUM as of December 31, 2022.
•We focus on high-quality businesses that provide essential products and services, diversified across the industrial, infrastructure services and business services sectors. We partner closely with management teams to enable long-term success through operational and other improvements.
•We have approximately 280 investment and asset management professionals globally that are focused on our private equity strategy, supported by approximately 105,400 employees in the private equity operating businesses that we manage.
Our Products
Long-term Private Funds
•Our global opportunistic flagship fund series, Brookfield Capital Partners (“BCP”), is our leading private equity product offering. This series of funds focuses on cash-flowing essential service businesses. We seek investments that benefit from high barriers to entry and enhance their cash flow capabilities by improving strategy and execution.
•Our special investments strategy, Brookfield Special Investments (“BSI”), is focused on large-scale, non-control investments. This product capitalizes on potential transactions sourced or otherwise identified by us but does not otherwise fit our traditional control-oriented flagship private equity fund series. These include recapitalizations to strategic growth capital, where we expect to generate equity-like returns while ensuring downside protection through structured investments.
•Our growth equity strategy, Brookfield Growth (“BTG”), was launched in 2016 and has developed into a meaningful business that we expect to continue to scale over time. This strategy focuses on investing in technology-related growth stage companies that surround our broader ecosystem of managed assets.
56 BROOKFIELD ASSET MANAGEMENT

Permanent Capital Vehicles and Perpetual Strategies
•We manage BBU, which is a publicly traded global business services and industrial company focused on owning and operating high-quality providers of essential products and services. BBU is listed on the NYSE and TSX and had a market capitalization of $3.8 billion as of December 31, 2022.
Our private equity vehicles acquire high-quality operations globally. The broad investment mandate provides us with the flexibility to invest on behalf of our clients across multiple industries through many forms. Through the various products outlined above, we have invested on behalf of our clients in:
•Leading service providers to large-scale infrastructure assets, including the leading provider of services and technology to the world’s nuclear power generation facilities, a leading provider of work access, forming and shoring services, a leading provider of modular building leasing services and a leading provider of critical offshore transportation and production services;
•Operationally intense industrial businesses that benefit from a strong competitive position, including the leading global producer of advanced automotive battery technologies, the largest private water and wastewater services company in Brazil, a leading manufacturer of engineered components for industrial trailers and other towable equipment providers, among others; and
•Essential services providers, including the largest private sector residential mortgage insurer in Canada, the second largest private hospital operator in Australia and a leading global construction operation.
Real Estate
Overview
•We are one of the world’s largest investment managers in real estate, with over $263 billion of AUM as of December 31, 2022.
•We have invested, on behalf of clients, in iconic properties in the world’s most dynamic markets with the goal of generating stable and growing distributions for our investors while protecting them against downside risk.
•We have approximately 660 investment and asset management professionals that are focused on generating superior returns across our real estate strategies, supported by approximately 29,600 operating employees in the real estate operating businesses that we manage.
Our Products
Long-term Private Funds
•Our opportunistic real estate flagship fund series is Brookfield Strategic Real Estate Partners (“BSREP”). Through this product, we invest globally across various sectors and geographies on behalf of our clients in high-quality real estate with a focus on large, complex, distressed assets, turnarounds and recapitalizations. The latest vintage for this fund series, our fourth flagship fund, has raised $15 billion as of December 31, 2022.
•Our commercial real estate debt fund series, Brookfield Real Estate Finance Fund (“BREF”), targets investments in transactions, predominantly in the U.S., that are senior to traditional equity and subordinate to first mortgages or investment-grade corporate debt.
Permanent Capital Vehicle and Perpetual Strategies
•We manage $21 billion of Fee-Bearing Capital in BPG as of December 31, 2022, which we invest, on behalf of the Corporation, directly in real estate assets or through our real estate private fund offerings. BPG owns,
FORM 20-F 57

operates and develops iconic properties in the world’s most dynamic markets with a global portfolio of office, retail, multifamily, logistics, hospitality, land and housing, triple net lease, manufactured housing and student housing assets on five continents.
•We also manage capital in our perpetual private fund real estate strategy, Brookfield Premier Real Estate Partner (“BPREP”). BPREP is a core plus strategy that invests in high-quality, stabilized real assets located primarily in the U.S. with a focus on office, retail, multifamily and logistics real estate assets. We also have two regional BPREP strategies that are dedicated specifically to investments in Australia (“BPREP-A”) and Europe (“BPREP-E”).
•We manage capital across our perpetual real estate debt strategy, Brookfield Senior Mezzanine Real Estate Finance Fund (“BSREF”). We seek to originate, acquire and actively manage investments in U.S. senior commercial real estate debt for this strategy.
•We also recently launched our non-traded REIT, Brookfield Real Estate Income Trust (“Brookfield REIT”), which is a semi-liquid strategy catering specifically to the private wealth channel. This product invests in high quality income-producing opportunities globally through equity or real-estate related debt.
Through the various products outlined, we have invested in multiple asset classes including:
•Office properties in key gateway cities in the U.S., Canada, the U.K., Germany, Australia, Brazil and India;
•High-quality retail destinations that are central gathering places for the communities they serve, combining shopping, dining, entertainment and other activities;
•Full-service hotels and leisure-style hospitality assets in high-barrier markets across North America, the U.K. and Australia; and
•High-quality assets with operational upside across multifamily, alternative living, life sciences and logistics sectors globally.
Credit and Other
Overview
•As a result of Brookfield's investment in Oaktree Capital Group, LLC in 2019, we established ourselves as a leader among global investment managers specializing in alternative credit investments. Our interest in Oaktree is 64% as of December 31, 2022. The Oaktree Business is one of the premier credit franchises globally, with $142 billion of Fee-Bearing Capital as of December 31, 2022 and an expertise in investing across the capital structure with an emphasis on an opportunistic, value-oriented and risk-controlled approach to investing in alternative credit investments. The Oaktree Business’s mission is to deliver superior investment results with risk under control and to conduct its business with the highest integrity. The Oaktree Business emphasizes an opportunistic, value-oriented and risk-controlled approach to its investments. Over more than three decades, the Oaktree Business has developed a large and growing client base through its ability to identify and capitalize on opportunities for attractive investment returns in less efficient markets. Oaktree Capital Group, LLC’s series A and series B preferred units are listed on the NYSE.
•The Oaktree Business manages investments in a number of strategies across four asset classes: credit, private equity, real assets and listed equities. The diversity of Oaktree’s investment strategies allows it to meet a wide range of investor needs suited for different market environments globally and, for certain strategies, targeted regions, while providing the Oaktree Business with a long-term diversified revenue base. Oaktree’s credit strategies invest in both liquid and illiquid instruments, sourced directly from borrowers and via public markets. Oaktree’s private equity strategies focus on a broad range of regions and market sectors, and they combine traditional private equity and special situation opportunities. Oaktree’s real assets platform capitalizes on the Oaktree Business’s global footprint, multi-disciplinary capabilities, extensive network of industry experts and
58 BROOKFIELD ASSET MANAGEMENT

key relationships with operating partners. Finally, the Oaktree Business’s listed equities strategies seek to invest in undervalued stocks in specific regions.
•We offer one of the most comprehensive alternative credit offerings available today and have a global presence through our experienced team of investment professionals.
Our Products
•Our credit strategies invest in both liquid and illiquid instruments, sourced directly from borrowers and via public markets. We focus primarily on rated and non-rated debt of sub-investment grade issuers in developed and emerging markets, and we offer investments in an array of private credit, high yield bonds, convertible securities, leveraged loans, structured credit instruments and opportunistic credit.
•Our flagship credit strategy, the Opportunistic Credit series, focuses on protecting against loss by buying claims on assets at attractive or distressed prices. We aim to achieve substantial gains by actively participating in restructurings to restore companies to financial viability, while creating value. The latest vintage of this series of funds was raised in 2021 and 2022 with a total fund size of $16 billion and is the largest fund in the series to date.
•Also included in our other strategies is our Public Securities Group (“PSG”), which manages the Fee-Bearing Capital associated with our liquid strategies. PSG serves institutions and individuals seeking the investment advantages of real assets through actively managed listed equity and debt strategies.

ESG MANAGEMENT
ESG at Brookfield
Our business philosophy is based on our conviction that acting responsibly toward our stakeholders is foundational to operating a productive, profitable and sustainable business, and that value creation and sustainable development are complementary goals. This view has been underpinned by what we have learned throughout our 100+ year heritage as an owner and operator of long-term assets, many of which form the backbone of the global economy. Our long-term focus lends itself to robust ESG programs throughout our businesses and underlying operations, which has always been a key priority for us.
While ESG principles have always been embedded in how we run our business, we formalized our approach with the publication of Brookfield’s ESG principles in 2016. In 2022, we developed a global ESG Policy incorporating our practices related to operationalizing our ESG principles. This document codifies our longstanding commitment to integrating ESG considerations into our decision-making and day-to-day asset management activities. This policy is reviewed annually and updated on an as-needed basis by senior executives at Brookfield as well as each of Brookfield’s business groups. Our ESG policy outlines our approach to ESG which is based on the following guiding principles:
Mitigate the impact of our operations on the environment:
•Strive to minimize the environmental impact of operations and improve our efficient use of resources over time.
•Support the goal of net-zero greenhouse gas (“GHG”) emissions by 2050 or sooner.
Ensure the well-being and safety of employees:
•Foster a positive work environment based on respect for human rights, valuing diversity, and having zero tolerance for workplace discrimination, violence or harassment.
•Operate with leading health and safety practices to support the goal of zero serious safety incidents.
FORM 20-F 59

Uphold strong governance practices:
•Operate to the highest ethical standards by conducting business activities in accordance with our Code of Conduct.
•Maintain strong stakeholder relationships through transparency and active engagement.
Be good corporate citizens:
•Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.
•Support philanthropy and volunteerism by our employees.
ESG Governance
Robust ESG programs throughout our businesses and underlying operations has always been a key priority. Brookfield understands that good governance is essential to sustainable business operations. Brookfield’s boards of directors, through their governance committees, have ultimate oversight of Brookfield’s ESG strategy and receives regular updates on Brookfield's ESG initiatives throughout the year.
Brookfield’s ESG programs are supported by senior executives and experts within our asset management business, who are charged with primary accountability for driving ESG initiatives based on business imperatives, industry developments and best practices. This model facilitates the ability to leverage Brookfield’s extensive industry and operational expertise and align our ESG priorities. In each case, our ESG initiatives are supported by asset management professionals from each of these constituencies.
ESG Integration into the Investment Process
During the initial due diligence phase of an investment, we proactively identify material ESG risks and opportunities relevant to the particular asset. We leverage our investment and operating expertise and utilize Brookfield’s ESG Due Diligence Guidelines which may include the incorporation of the engagement guide published by the Sustainability Accounting Standards Board (“SASB”) guidance. In 2022, we enhanced our ESG Due Diligence Guidelines with the addition of a comprehensive climate change risk assessment. We have also added a separate human rights and modern slavery risk assessment to our ESG Due Diligence Guidelines with the objective of mitigating the risks of modern slavery and human rights violations, including within supply chains. Where appropriate, we perform deeper due diligence, working with internal experts and third-party advisors as needed.
All investments made by Brookfield must be approved by the applicable investment committee, which makes its decision based on a set of guidelines. To facilitate this, investment teams outline for the committee all material information concerning the investment, including (among other things) the merits of the transaction and material risks, mitigants and opportunities for improvement, which include opportunities and risks relating to bribery and corruption risks, health and safety risks, and environmental, social, and other ESG considerations.

As part of each acquisition, investment teams create a tailored integration plan that includes, among other things, material ESG-related matters for review or execution. Brookfield looks to advance ESG initiatives and improve ESG performance to drive long-term value creation, as well as to manage any associated risks. We have witnessed and continue to see a strong correlation between managing these considerations and enhancing investment returns. It is the responsibility of the management teams within each portfolio company to manage ESG risks and opportunities through the investment’s life cycle, supported by the applicable investment team. The combination of having local accountability and expertise in tandem with Brookfield’s investment and operating capabilities is important when managing a wide range of asset types across jurisdictions.
When preparing an asset for divestiture, we create robust business plans outlining potential value creation deriving from several different factors, including ESG considerations. We also prepare both qualitative and quantitative data that
60 BROOKFIELD ASSET MANAGEMENT

summarize the ESG performance of the investment and provide a holistic understanding of how Brookfield has managed the investment.
Below is a summary of some of the ESG initiatives that we undertook in 2022. For additional information, please refer to Brookfield’s latest ESG report.
Environmental
Climate change mitigation and adaptation continues to be a key area of focus and Brookfield has made progress in a number of areas.
TCFD Alignment
Since becoming supporters of the Task Force on Climate-related Financial Disclosures (“TCFD”) in 2021, Brookfield has made progress on aligning with the TCFD’s recommended disclosures. Over the last year, we completed a climate risk management review to better understand the physical and transition risk and opportunities profile across our businesses. We are leveraging those results to identify improvement opportunities in approaching climate change mitigation and adaptation and continue to work to integrate those considerations into Brookfield’s asset management business, as well as its operating businesses and portfolio companies. Brookfield’s climate risk management methodology is aligned with the TCFD’s recommendations, and we are working towards publishing our inaugural 2022 TCFD report in the first half of 2023.
Commitment to Net Zero
Brookfield has become a signatory to the Net Zero Asset Managers initiative (“NZAM”), to further our commitment to support the transition to a net zero carbon economy. NZAM is a group of international asset managers committed to supporting the goal of net zero GHG emissions by 2050 or sooner. To fulfill this commitment, our asset management business is commencing to take account of emissions, prioritize emissions reductions across Brookfield’s businesses, and work towards publishing disclosures in line with the recommendations of the TCFD.
In 2022, we submitted our 2030 net zero interim target, setting out our commitment to reduce emissions by two-thirds by 2030 across $147 billion (approximately one-third) of our assets under management from a 2020 base-line year.1
An integral part of Brookfield’s net zero commitment is the allocation of capital towards climate solutions. Our interim emissions target is comprised of assets across our businesses, including renewable power and transition, infrastructure, private equity, and real estate. In setting our interim target, we focused on investments where:
i.We have control and therefore sufficient influence over the outcomes;
ii.We could identify and implement actionable initiatives in the near term, and;
iii.We assessed it to be value accretive to do so over the life of the investment.
Our intention is to increase the proportion of assets to be managed in line with net zero annually or as frequently as possible, consistent with our ambition to reach 100% over time. Our net-zero interim target includes Scope 1 and 2 emissions of Brookfield's portfolio companies or otherwise the majority of “financed emissions”.2
To support our progress towards achieving our net-zero ambition, our focus over the past year has been on building teams and devoting additional resources to facilitate the development of credible decarbonization plans across all assets under management. In undertaking this work, we will focus our net-zero efforts on investments where we have the best opportunity to achieve measurable positive outcomes.
1 Expressed as a percentage of total AUM excluding Oaktree Capital Management.
2 Excludes Scope 3 emissions in investments where Brookfield does not have control.
FORM 20-F 61

In addition to the work that we are undertaking with our existing assets, we recently launched BGTF, which is the largest of its kind in the world with $15 billion dedicated to accelerating the global transition to net zero. BGTF is an important component of our net-zero strategy and will pursue opportunities only where we can make measurable positive impact, including through the development of additional clean power capacity or decarbonizing carbon-intensive businesses.
Social
Diversity, Equity and Inclusion
We recognize that our success depends upon the quality, capabilities and commitment of our people across our businesses. Developing our over 2,500 investment and asset management employees and ensuring their continued engagement is therefore one of our top priorities. We aim to create an environment that is built on strong relationships and conducive to developing our workforce, and where individuals from diverse backgrounds can thrive. In 2022, we continued to work on ensuring that our talent attraction and retention efforts and our diversity, equity and inclusion efforts are in line with best practices.
Our approach to diversity, equity and inclusion has been deliberate and is integrated into our human capital development processes and initiatives. Having a diverse workforce reinforces our culture of collaboration and strengthens our ability to develop team members and maintain an engaged workforce. We seek to foster a diverse and inclusive workplace by ensuring leaders understand their role in creating an inclusive environment and by maintaining a focus on disciplined talent management processes that seek to mitigate the impact of unconscious bias. We believe that these priorities are foundational to our success in enhancing diversity and inclusion within the workplace, where career advancement is directly tied to performance and to alignment with our values of making decisions with intense collaboration and a long-term focus.
Occupational Health and Safety
Occupational health and safety continues to be integral to how we manage our businesses. As health and safety risk varies across industries, sectors, and the nature of operations, we emphasize the importance of our operating businesses having direct accountability and responsibility for managing and reporting risks within their operations, with Brookfield providing support and strategic oversight at the business’ board (or similarly situated governance body.) For details on our health and safety framework, as it relates to our operating businesses, please refer to Brookfield’s latest ESG report.
Human Rights and Modern Slavery
Brookfield is committed to conducting our business in an ethical and responsible manner. We continue to work to identify and prevent potential human rights and modern slavery violations within our business environment, including supply chains, and we look for ways to support the promotion of human rights. Our approach to addressing human rights, including modern slavery, is designed to be commensurate with the risks we face, which vary based on jurisdiction, industry and sector. Brookfield has a modern slavery and human trafficking policy that provides guidance on measures to prevent and detect modern slavery. In addition, we have several other policies and procedures that provide guidance on the identification of human rights and modern slavery risks and the steps to be taken to mitigate these risks. These include our Code of Conduct, Vendor Management Guidelines, including the Vendor Code of Conduct, ESG Due Diligence Guidelines, Anti-Bribery and Corruption Policy, Anti-Money Laundering and Trade Sanctions Policy and Whistleblowing Policy. Our portfolio companies’ senior management teams are each responsible for identifying and managing the human rights risks, including modern slavery, for their individual businesses.
All employees receive modern slavery training as part of the onboarding process and access ongoing training, as necessary. Additional training relevant to applicable regions and role, particularly in higher-risk functions such as procurement is provided. We also encourage employees, suppliers and business partners to report concerns in accordance with our Whistleblowing Policy.
We are cognizant of the fact that the risks of human rights, modern slavery and human trafficking are complex and evolving, and we will continue to work on addressing these risks in our business.
62 BROOKFIELD ASSET MANAGEMENT

Governance
We recognize that strong governance is essential to sustainable business operations, and we aim to conduct our business according to the highest ethical and legal standards.
Stewardship and Engagement
Brookfield is one of the largest owners and operators of real assets globally. In managing our assets, we utilize our active asset management approach to collaborate directly with our portfolio companies to facilitate the implementation of sound ESG practices that are essential for resilient businesses, while creating long-term value for our investors and stakeholders.
In addition, Brookfield utilizes its Proxy Voting Guidelines to ensure that we are voting proxies in our investors’ best interests, in accordance with any applicable proxy voting agreements and consistent with the investment mandate. While our public securities holdings are modest relative to our assets under management, we considered it important to formally record the variety of ESG factors that we assess in determining whether voting a proxy is in the client’s best interests, including gender equality, board diversity, ecology and sustainability, climate change, ethics, human rights, and data security and privacy. As part of our Proxy Voting Guidelines, Brookfield has created a Proxy Voting Committee that comprises senior executives across Brookfield and oversees proxy voting across our holdings. These guidelines also uphold our strong commitment to ESG practices, and our stance concerning climate risk, human rights, and diversity, equity and inclusion.
ESG Regulation
We aim to uphold strong governance practices, and we actively monitor proposed and evolving ESG legislation, regulation and market practices in all jurisdictions in which we operate. This includes, for example, the EU Sustainable Finance Disclosure Regulation and EU Taxonomy Regulation as well as the newly announced International Sustainability Standards Board. We seek to continuously improve and refine our processes by actively participating in the development and implementation of new industry standards and best practices.
Data Privacy and Cybersecurity
Data privacy and cybersecurity remain key ESG focus areas for us. In 2022, Brookfield undertook initiatives to further enhance our data protection and threat-intelligence capabilities, and Brookfield worked on improving our processes for third-party risk management. Brookfield reviews and updates our cybersecurity program annually and conducts regular external-party assessments of our program maturity based on the NIST Cybersecurity Framework. Finally, in addition to continued mandatory cybersecurity education for all employees, Brookfield enhanced our phishing simulations to include more advanced simulations and social engineering.
ESG Affiliations and Partnerships
Finally, we continue to align our business practices with frameworks for responsible investing and are an active participant in industry forums and other organizations. Brookfield is a signatory to the United Nations-supported Principles for Responsible Investment (“PRI”), which demonstrates our ongoing commitment to responsible investment and ESG best practices. As a participant in organizations like the PRI, the TCFD and NZAM, we are committed to ongoing engagement and stewardship and the promotion of leading ESG practices—both with our portfolio companies and with the broader asset management industry—that are designed to enhance the value of our assets and businesses. In addition, through our membership in these organizations and other industry forums, we remain actively involved in discussions aimed at advancing ESG awareness across private and public markets and enhance our reporting and protocols in line with evolving best practices.

FORM 20-F 63

4.C    ORGANIZATIONAL STRUCTURE
Organizational Chart
The following diagram provides an illustration of the simplified corporate structure of the Manager following the completion of the 25% distribution of the asset management business, as of December 31, 2022.

Class A Shareholders
Class B Shareholder
100% Corporation Class A Shares
100% Corporation Class B Shares
100% Class B Shares
99.9% Class A Shares
Brookfield Corporation (formerly Brookfield Asset Management Inc.) (the "Corporation") (Ontario)
Brookfield Asset Management Ltd. (the "Manager") (British Columbia)
25% common shares
Brookfield Asset Management ULC (the "Asset Management Company") (British Columbia)
75% common shares
Operating businesses and assets, including:
100% of BPY
64.5% of BBU
48% of BEP
27% of BIP
100% of other private businesses
Our asset management business

The Manager
The Manager was incorporated under the BCBCA on July 4, 2022. The Manager’s head office is located at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada and its registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7, Canada. The Manager’s Class A Shares are listed on the NYSE and the TSX under the symbol “BAM”.
The Manager was formed by Brookfield Asset Management Inc. (now known as Brookfield Corporation) to provide alternative asset management services through an ownership interest in a leading global alternative asset management business previously carried on by Brookfield Asset Management Inc. and its subsidiaries. Our asset management business is operated through the Asset Management Company, owned 75% by the Corporation and 25% by the Manager. For more information on the relationship among the Manager, the Corporation and the Asset Management Company, see Item 7.B “Related Party Transactions — Relationship Agreement”.
The Corporation
The Corporation is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, the Corporation leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of its capital, to create value and deliver strong risk-adjusted returns across market cycles. With significant capital underpinned by a conservatively capitalized balance sheet, we believe that the Corporation is well positioned to pursue significant opportunities for growth.
64 BROOKFIELD ASSET MANAGEMENT

The Corporation was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005. On December 9, 2022, the Corporation filed the articles of arrangement and articles of amendment by arrangement to change its name from Brookfield Asset Management Inc. to Brookfield Corporation. The Corporation’s head and registered office is located at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada.
The Asset Management Company
The Asset Management Company is an unlimited liability company formed under the laws of British Columbia with an authorized share capital of an unlimited number of common shares. The ownership of the Asset Management Company is only through the ownership of common shares of the Asset Management Company, which is held between the Corporation (75% of the common shares) and the Manager (25% of the common shares).
4.D    PROPERTY, PLANT AND EQUIPMENT
The Manager’s head office is located at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3 and its registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7. The Manager is a holding company and its only material assets consist solely of its 25% interest in the common shares of the Asset Management Company. We do not directly own any real property. See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to Our Operating Subsidiaries and Industry” and Item 5. “Operating and Financial Review and Prospects”.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.

FORM 20-F 65

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A    OPERATING RESULTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis (“MD&A”) included in Item 5 of this Form 20-F presents the financial position of the Manager as at December 31, 2022 and the results of operations for the period from July 4, 2022 to December 31, 2022. The Manager holds a 25% interest in the Asset Management Company, which is accounted for under the equity method of accounting. To assist our readers in understanding our business’ financial performance, which comprises primarily of holding our equity accounted investment in the Asset Management Company, we have also presented financial information of the Asset Management Company as at December 31, 2022 and 2021 and the results of operations for the years then ended.

The Asset Management Company has three key product categories: (i) long-term private funds, (ii) permanent capital vehicles and perpetual strategies and (iii) liquid strategies. These are invested across five principal strategies: (i) Renewable Power and Transition, (ii) Infrastructure, (iii) Private Equity, (iv) Real Estate, and (v) Credit and other. The ultimate parent of the Asset Management Business is the Corporation.

The information in this MD&A should be read in conjunction with the following consolidated financial statements included elsewhere in this Form 20-F: (i) the audited consolidated financial statements of the Manager as at December 31, 2022 and the results of operations for the period from July 4, 2022 to December 31, 2022 and (ii) the audited consolidated and combined financial statements of the Asset Management Company.

Basis of Presentation
The Manager, a Canadian corporation, through its ownership interests in its single investment, our asset management business, is a leading global alternative asset manager. The Manager was incorporated on July 4, 2022 and does not have historical operations or activities. The Manager’s sole material asset is its 25% interest in the Asset Management Company, which is accounted for using the equity method. The Manager’s returns are earned from its interest in our asset management business, and therefore this MD&A focuses on the results and operations thereof, underlying the equity earnings of the Manager.
All financial data is presented in U.S. dollars and, unless otherwise indicated, has been prepared in conformity with U.S. GAAP. Non-GAAP measures used in this MD&A are reconciled to the most directly comparable GAAP measure.
Business Overview
The Manager was established by the Corporation to give public shareholders direct access to this pure-play alternatives manager; the Manager participates in this business through its 25% ownership in the Asset Management Company.
We are one of the world’s leading alternative asset managers, with approximately $800 billion of AUM as of December 31, 2022 across renewable power and transition, infrastructure, real estate, private equity and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We draw on our heritage as an owner and operator to invest for value and generate strong returns for our clients across economic cycles.
To do this, we leverage our exceptional team of over 2,500 investment and asset management professionals, our global reach, deep operating expertise and access to large-scale capital to identify attractive investment opportunities and invest on a proprietary basis. Our investment approach and strong track record have been the foundation and driver of our growth.
We provide a highly diversified suite of alternative investment strategies and are constantly innovating new products to meet client needs. We have over 50 unique strategies across numerous product offerings, spanning a wide range of risk-adjusted returns, including opportunistic, value-add, core, super-core and credit. We evaluate the performance of these product offerings and our investment strategies using a number of non-GAAP measures as outlined in Item 5 "Operating and Financial Review and Prospects". The Manager will utilize Distributable Earnings to measure performance, while, in
66 BROOKFIELD ASSET MANAGEMENT

addition to this metric, Fee Revenues and Fee-Related Earnings are closely utilized in order to assess the performance of our asset management business.
We have over 2,000 clients, made up of some of the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies and individual investors.
We are in a fortunate position to be trusted with our clients’ capital and our objective is to meet their financial goals and provide for a better financial future while providing a market leading experience. Our team of 270 client service professionals across 18 global offices are dedicated to our clients and ensuring the business is exceeding their service expectations.
Our guiding principle is to operate our business and conduct our relationships with the highest level of integrity. Our emphasis on diversity and inclusion reinforces our culture of collaboration, allowing us to attract and retain top talent. Strong ESG practices are embedded throughout our business, underpinning our goal of having a positive impact on the communities and environment within which we operate.
Value Creation
We create shareholder value by increasing the earnings profile of our asset management business. Alternative asset management businesses such as ours are typically valued based on multiples of their Fee-Related Earnings and performance income. Accordingly, we create value by increasing the amount and quality of fee-related earnings and carried interest, net of associated costs. This growth is achieved primarily by expanding the amount of Fee-Bearing Capital we manage, earning performance income such as carried interest through superior investment results and maintaining competitive operating margins.
As at December 31, 2022, we had Fee-Bearing Capital of $418 billion, of which 83% is long-dated or perpetual in nature, providing significant stability to our earnings profile. We consider Fee-Bearing Capital that is long-dated or perpetual in nature to be Fee-Bearing Capital relating to our long-term private funds, which are typically committed for 10 years with two one-year extension options, and Fee-Bearing Capital relating to our perpetual strategies, which include the perpetual affiliates as well as capital we manage in our perpetual core and core plus private funds. We seek to increase our Fee-Bearing Capital by growing the size of our existing product offering and developing new strategies that cater to our clients’ investment needs. We also aim to deepen our existing institutional relationships, develop new institutional relationships and access new distribution channels such as high net worth individuals and retail.
As of December 31, 2022, we had over 2,000 clients with a strong base in North America, Asia, the Middle East and Australia and a growing proportion of third-party commitments from Europe. Our high-net-worth channel also continues to grow and represents over 5% of current commitments. We have a dedicated team of over 100 people that are focused on distributing and developing catered products to the private wealth channel.
We are also actively progressing new growth strategies, including secondaries, technology, insurance and transition. These new initiatives, in addition to our existing strategies are expected to have a very meaningful impact on our growth trajectory in the long term.
As we grow our Fee-Bearing Capital, we earn incremental base management fees. In order to support this growth, we have been growing our exceptional team of investment and asset management professionals. Our costs are predominantly in the form of compensation for the over 2,500 professionals we employ globally.
When deploying our clients’ capital, we seek to leverage our competitive advantages to acquire high-quality real assets or businesses that provide essential services that form the backbone of the global economy. We use our global reach and access to scale capital to source attractive investment opportunities and leverage our deep operating expertise to underwrite investments and create value throughout our ownership. Our goal is to deliver superior investment returns to our clients and successfully doing so results in the continued growth of realized carried interest.
We generate robust free cash flows or Distributable Earnings, which is our primary financial performance metric. Distributable Earnings of the Manager represent our share of Distributable Earnings from the Asset Management Company less general and administrative expenses, but excluding equity-based compensation costs, of the Manager. The Manager intends to pay out approximately 90% of our Distributable Earnings to shareholders quarterly and reinvest the balance back into the business. See Item 8.A “Consolidated Statements and Other Financial Information — Dividend Policy” for more information.
FORM 20-F 67

We also monitor the broader markets and occasionally identify attractive, strategic investment opportunities that have the potential to supplement our existing business and add to our organic growth. We expect acquisitions can allow us to achieve immediate scale in a new asset class or grant us access to additional distribution channels. An example of such growth is the partnership we formed with Oaktree Capital Group, LLC in 2019. Such acquisitions may happen from time to time should they be additive to our franchise, attractive to our clients and accretive to our shareholders.
Products
Our products broadly fall into one of three categories: (i) long-term private funds, (ii) permanent capital vehicles and perpetual strategies and (iii) liquid strategies. These are invested across five principal strategies: (i) Renewable Power, (ii) Infrastructure, (iii) Private Equity, (iv) Real Estate, and (v) Credit and other.
Fee-Bearing Capital Diversification
AS AT DEC. 31, 2022 (BILLIONS)

■	Permanent capital vehicles and perpetual strategies
■	Long-term private funds
■	Liquid strategies

■	Renewable Power and Transition
■	Infrastructure
■	Private Equity
■	Real Estate
■	Credit and other
For discussion on Fee-Bearing Capital, see “Key Financial and Operating Measures”.
Long-term Private Funds
As of December 31, 2022, we managed approximately $219 billion of Fee-Bearing Capital across a diverse range of long-term private funds that target opportunistic (20%+, gross), value-add (15%-16%, gross), core and core plus (9%-13%, gross) returns. These funds are generally closed-end and have a long duration, typically committed for 10 years with two one-year extension options.
On these products, we earn:
•Diversified and long-term base management fees, typically on committed capital or invested capital, depending on the nature of the fund and the period that the fund is in its life,
•Transaction and advisory fees on co-investment capital that we raise and deploy alongside our long-term private funds, which vary based on transaction agreements, and
•Carried interest or performance fees, which entitles us to a portion of overall fund profits, provided that investors receive a minimum prescribed preferred return. Carried interest is typically paid towards the end of the life of a fund after capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured. The Corporation is entitled to receive 33.3% of the carried interest on new sponsored funds of our asset management business and will retain all of the carried interest earned on mature funds.
Permanent Capital Vehicles and Perpetual Strategies
As of December 31, 2022, we managed approximately $127 billion of Fee-Bearing Capital across our permanent capital vehicles, perpetual core and core plus private funds.
On these products, we earn:
•Long-term perpetual base management fees, which are based on the market capitalization or net asset value of our permanent capital vehicles and on the net asset value of our perpetual private funds.
68 BROOKFIELD ASSET MANAGEMENT

•Stable incentive distribution fees from BEP and BIP, which are linked to the growth in cash distributions paid to investors above a predetermined hurdle. Both BEP and BIP have a long-standing track record of growing distributions annually within a target range of 5%-9%.
•Performance fees from BBU are based on unit price performance above a prescribed high-water mark price, which are not subject to clawback, as well as carried interest on our perpetual private funds.
Liquid Strategies
As of December 31, 2022, we managed approximately $72 billion of Fee-Bearing Capital across our liquid strategies, which included capital that we manage on behalf of our publicly listed funds and separately managed accounts, with a focus on fixed income and equity securities across real estate and infrastructure.
On these products, we earn:
•Base management fees, which are based on committed capital or fund net asset value, and
•Performance income based on investment returns above a minimum prescribed return.

Review of Consolidated Financial Results of the Manager
Consolidated Statement of Comprehensive Income
The following table summarizes the financial results of the Manager for the period of July 4, 2022 to December 31, 2022:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS)
Expenses, net of recoveries
Compensation and benefits recovery	$37
General and administrative expense	(1)
Unrealized carried interest compensation expense	(3)
Other expenses	(35)
Total expenses	(2)
Share of income from equity method investments	21
Net income and comprehensive income	$19
During the period ended December 31, 2022, the Manager recorded net income to shareholders of $19 million. Net income consists of the Manager’s equity interest in the earnings of the Asset Management Company less general and administrative expenses, primarily attributable to executive compensation costs of the Manager. A material portion of these costs are reimbursed by the Corporation and the Asset Management Business in accordance with the Asset Management Services Agreement and the Relationship Agreement. Refer to the following discussion for details on the earnings of the Asset Management Company.

FORM 20-F 69

The following table summarizes the statement of operations for the Asset Management Company for 2022, 2021 and 2020:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Revenues
Management fee revenues
Base management and advisory fees	$2,835	$2,266	$1,892
Performance fees	—	157	—
Total management fee revenues	2,835	2,423	1,892
Investment income
Carried interest allocations
Realized	241	49	32
Unrealized	249	299	(97)
Total investment income	490	348	(65)
Interest and dividend revenue	258	293	287
Other revenues	44	23	40
Total revenues	3,627	3,087	2,154
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(700)	(703)	(519)
Other operating expenses	(236)	(185)	(157)
General, administrative and other	(81)	(132)	(114)
Total compensation, operating, and general and administrative expenses	(1,017)	(1,020)	(790)
Carried interest allocation compensation
Realized	(61)	(74)	(55)
Unrealized	(139)	(137)	(65)
Total carried interest allocation compensation	(200)	(211)	(120)
Interest expense	(154)	(171)	(257)
Total expenses	(1,371)	(1,402)	(1,167)
Other income (expenses), net	1,090	1,504	(226)
Share of income from equity accounted investments	146	161	38
Income before taxes	3,492	3,350	799
Income tax expense	(627)	(504)	(226)
Net income	2,865	2,846	573
Net (income) attributable to redeemable non-controlling interests in consolidated funds	(909)	(977)	(175)
Net (income) attributable to preferred share redeemable non-controlling interest	(35)	—	—
Net (income) attributable to non-controlling interest	(6)	—	—
Net income attributable to common stockholders	$1,915	$1,869	$398
For the years ended December 31, 2022 and 2021
Net income for the year was $2.9 billion, of which $1.9 billion was attributable to the Asset Management Company. This compares to net income of $2.8 billion for the prior year, of which $1.9 billion was attributable to the Asset Management Company.
Revenues
Revenues for the year were $3.6 billion, which represents an increase of $540 million or 17% compared to $3.1 billion in 2021.
70 BROOKFIELD ASSET MANAGEMENT

Base management and advisory fees, excluding incentive distributions, for the year were $2.5 billion, which represents an increase of $549 million or 28% compared to the prior year. The increase was predominantly driven by incremental contributions from capital raised for our latest flagship funds and capital deployed across our complementary strategies.
Incentive distributions for the year were $335 million, an increase of $20 million from the prior year, driven by growth in dividends at BIP and BEP which increased by 6% and 5% respectively, partially offset by the absence of BPY incentive distributions following its privatization in 2021.
The prior year benefitted from a performance fee of $157 million earned as a result of the share price of BBU exceeding the previous high-watermark threshold, attributable to an increase in the volume weighted average unit price during the year. In the current year, BBU did not surpass this hurdle and therefore no performance fees were recognized. The high-water mark threshold to earn additional performance fees as at December 31, 2022 was $31.53 per unit, reflecting the adjusted high-watermark resulting from the special distribution of Brookfield Business Corporation ("BBUC").
Carried interest allocations
Realized carried interest allocations were $241 million for the year ended December 31, 2022, which represents an increase of $192 million compared to the year ended December 31, 2021. The higher realized carried interest allocations were primarily driven by realizations within our real estate long-term and perpetual funds, as well as a realization within our infrastructure business.
Unrealized carried interest allocations were $249 million for the year ended December 31, 2022, which represents a decrease of $50 million compared to the year ended December 31, 2021. The lower unrealized carried interest allocations were primarily related to lower growth in valuations in our real estate funds relative to prior year.
Interest and dividend revenue for the year were $258 million, which represents a decrease of $35 million compared to the year ended December 31, 2021. The decrease was a result of the transfer of certain investments and loans of the asset management business to the Corporation as part of the Special Distribution.
Expenses
Expenses for the year were $1.4 billion, a decrease of $31 million or 2% compared to 2021.
Compensation and benefits for the year ended December 31, 2022 were $700 million, which represents a decrease of $3 million compared to the prior year. This decrease is primarily attributable to an unrealized mark-to-market gain on the value of certain employee compensation related liabilities, partially offset by an increase in compensation costs in line with the growth of our business.
Other operating expenses are comprised of professional fees, facilities and technology, as well as travel costs directly associated with our fundraising and investment functions. Other operating expenses were $236 million for the year, compared to $185 million in 2021. The increase was primarily attributable to an increase in headcount and travel activity during the current year.
Compensation expenses related to carried interest allocation compensation were $200 million for the year, which represents a decrease of $11 million compared to the prior year. The decrease is predominantly driven by a decrease in valuation gains compared to prior year across our funds. As outlined in the Relationship Agreement, the compensation expense associated with these legacy funds is fully recoverable from the Corporation.
Other income
Other income primarily consists of mark-to-market adjustments on the interest in Brookfield Strategic Real Estate Partners III (“BSREP III”). During the year, we recorded other income of $1.1 billion primarily driven by valuation uplifts in this fund; in 2021 valuation gains from this fund lead to $1.5 billion of other income.
Share of income (loss) from equity accounted investments
Our share of income from equity accounted investments was $146 million compared to income of $161 million in the prior year. This line item primarily consists of earnings associated with our 64% interest in Oaktree. The decrease in current year was a direct result of valuation decreases within certain Oaktree funds.
Income tax expense
Income tax expense was $627 million for the year, which represents an increase of $123 million compared to the prior year. This was predominantly driven by higher taxable net income during the current period.
FORM 20-F 71

Net income attributable to redeemable non-controlling interests in consolidated funds
Net income attributable to redeemable non-controlling interests in consolidated funds was $909 million for the year ended December 31, 2022, which represents a $68 million decrease compared to 2021. The decrease was primarily attributable to higher valuation gains recognized on our interest in BSREP III U.S. investments in the prior year.
Net income attributable to preferred share redeemable non-controlling interest
Net income attributable to preferred share redeemable non-controlling interest was $35 million for the year ended December 31, 2022, which represents a $35 million increase compared to 2021. The increase was primarily attributable to higher valuation gains recognized on our interest in BSREP III U.S. investments after the completion of the spin-off.
For the years ended December 31, 2021 and 2020
Net income for the year ended December 31, 2021 was $2.8 billion, of which $1.9 billion was attributable to the Asset Management Company. This compares to net income of $573 million for the year ended December 31, 2020, of which $398 million was attributable to the Asset Management Company. Net income benefitted from significant growth in base management and advisory fees and performance fees due to strong flagship fundraising, the higher average market capitalization of our permanent capital vehicles and valuation gains related to our investment in BSREP III, partially offset by higher compensation costs in conjunction with the step change growth of our asset management business.
Revenues
Revenues for the year ended December 31, 2021 were $3.1 billion, an increase of $0.9 billion or 43% compared to $2.2 billion for the year ended December 31, 2020.
Base management and advisory fees, excluding incentive distributions, were $2.0 billion for the year ended December 31, 2021, which represents an increase of $365 million or 23% compared to the year ended December 31, 2020. The increase was largely driven by the higher average market capitalization of our permanent capital vehicles during the year. In addition, we benefitted from the contribution of fees from our latest round of flagship funds, including our fourth flagship real estate fund and our global transition fund.
Incentive distributions were $315 million for the year ended December 31, 2021, which represents an increase of $9 million compared to $306 million in the prior year. The increase was attributable to $37 million of incremental fees earned from BEP and BIP as a result of 5% increases in their dividends. These increases were partially offset by a $28 million reduction in incentive distributions related to BPY, as 2021 included two quarters of incentive distributions prior to the privatization of BPY in July 2021.
Performance fees were $157 million for the year ended December 31, 2021, driven by $157 million from BBU as BBU’s share price surpassed its high-water mark threshold, setting a go forward high-water mark of $47.30 per unit. BBU’s high-water mark threshold was not reached in 2020, thus no incentive distribution was earned in this year.
Unrealized carried interest allocations were $299 million for the year ended December 31, 2021, which represents an increase of $396 million compared to the year ended December 31, 2020. The 2021 period includes valuation gains across sectors within our first and second flagship real estate fund and our perpetual real estate fund. The prior year was impacted by valuation losses associated with the pandemic for the aforementioned funds.
Interest and dividend revenue for 2021 were $293 million, which represents an increase of $6 million compared to the year ended December 31, 2020.
Expenses
Expenses for the year ended December 31, 2021 were $1.4 billion, an increase of $235 million compared to the year ended December 31, 2020.
Compensation expenses increased by $184 million to $703 million for the year ended December 31, 2021, predominantly driven by additional headcount to support new funds and products launched in 2021, as well as incremental headcount to deploy capital raised across our flagship product offering.
Compensation expenses related to unrealized carried interest allocations were $137 million for the year ended December 31, 2021, compared to $65 million in the prior year. The increase is related to growth in unrealized carried interest allocations during the year as valuations recovered across sectors within our real estate funds.
72 BROOKFIELD ASSET MANAGEMENT

Other income and expenses, net
Other income and expenses, net totaled $1.5 billion for the year ended December 31, 2021, compared to expenses of $226 million during the year ended December 31, 2020. The 2021 period benefitted from $1.3 billion of valuation gains related to our investment in BSREP III, primarily attributable to capitalization rate compression in the multi-family sector.
Share of income from equity accounted investments
Our share of income from equity accounted investments was $161 million, an increase of $123 million compared to $38 million recognized in the prior year. The increase predominantly related to higher Fee-Related Earnings and carried interest allocations at Oaktree as a result of strong fundraising and capital deployment activities.
Income tax expense
Income tax expense was $504 million for the year ended December 31, 2021, which represents an increase of $278 million compared to the prior year. This was predominantly driven by significantly higher taxable net income during the current year.
FORM 20-F 73

Pro Forma Consolidated Statement of Operations
The following unaudited pro forma consolidated statement of operations of the Asset Management Company gives pro forma effect to the Special Distribution and Arrangement as though the transactions had occurred on January 1, 2021. For further detail on the pro forma adjustments, see Appendix A to this Management Discussion and Analysis.
Management believes that presenting the pro forma statement of operations provides a more appropriate view of our business, as the financial results prior to December 9, 2022 includes financial results that will not be relevant to the asset management business on a go forward basis. For analysis purposes below, only financial statement line items that have changed as a result of the pro forma impact are discussed.
The following table summarizes the statement of operations on a pro forma basis for the asset management business for 2022 and 2021:

	Pro Forma
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS) (Unaudited)	2022	2021
Revenues
Management fee revenues
Base management and advisory fees	$2,909	$2,392
Performance fees	—	157
Total management fee revenues	2,909	2,549
Investment income
Carried interest allocations
Realized	241	49
Unrealized	249	299
Total investment income	490	348
Interest and dividend revenue	55	13
Other revenues	188	358
Total revenues	3,642	3,268
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(674)	(830)
Other operating expenses	(236)	(185)
General and administrative	(66)	(63)
Total compensation, operating, and general and administrative expenses	(976)	(1,078)
Carried interest allocation compensation	(124)	(211)
Total expenses	(1,100)	(1,289)
Other (expenses) income, net	162	26
Share of income from equity accounted investments	146	161
Income before taxes	2,850	2,166
Income tax expense	(689)	(569)
Net income	2,161	1,597
Net income attributable to redeemable non-controlling interest	—	—
Net (income) attributable to preferred share redeemable non-controlling interest	(546)	(488)
Net (income) attributable non-controlling interest	(98)	—
Net income attributable to the Asset Management Company	$1,517	$1,109

74 BROOKFIELD ASSET MANAGEMENT

For the years ended December 31, 2022 and 2021
Net income for the year was $2.2 billion, of which $1.5 billion was attributable to the Asset Management Company. This compares to net income of $1.6 billion for the prior year, of which $1.1 billion was attributable to the Asset Management Company. The increase in net income for the year was predominantly as a result of a 22% growth in base management and advisory fees over prior year, which was partially offset by the absence of $157 million in performance fees.
Revenues
Revenues for the year were $3.6 billion, which represents an increase of $374 million or 11% compared to $3.3 billion in 2021.
Base management and advisory fees for the year were $2.9 billion, which represents an increase of $517 million or 22% compared to the prior year. The increase was predominantly driven by incremental contributions from capital raised for our latest flagship funds and contributions from complementary strategies.
Other revenues were $188 million, which represents a decrease of $170 million or 47% compared to $358 million in 2021. The decrease was driven by lower recharges related to compensation costs to the Corporation as outlined in the AMSA and Relationship Agreement.
Expenses
Expenses for the year were $1.1 billion, relative to $1.3 billion in 2021.
Compensation and benefits for the year ended December 31, 2022 were $674 million, which represents a decrease of $156 million compared to the prior year. This decrease is due to a decline in the mark-to-market value of liabilities related to certain equity-based compensation awards, partially offset by an increase in headcount commensurate with the growth in our business.
Compensation expenses related to carried interest allocations were $124 million for the year, a decrease of $87 million compared to the prior year. The decrease is predominantly due to the impact of lower valuation uplifts on legacy funds relative to the prior year.
Other income
Other income of $162 million primarily consists of mark-to-market adjustments on our interest in BSREP III, our third flagship real estate fund. 2021 included transaction costs related to the spin-out and public listing of our asset management business.
Income tax expense
Income tax expense was $689 million for the year, which represents an increase of $120 million compared to the prior year. This increase was largely driven by higher taxable net income during the current period.
Net (income) attributable to redeemable non-controlling interest
Net income attributable to redeemable non-controlling interest was $nil for the years ended December 31, 2022, and December 31, 2021.
Net (income) attributable to preferred share redeemable non-controlling interest
Net income attributable to preferred share redeemable non-controlling interest was $546 million for the year ended December 31, 2022, an increase of $58 million from the prior year. The increase was primarily attributable to carried interest realizations in our real estate funds and a realization within our infrastructure business.
Net income attributable to non-controlling interest
Net income attributable to non-controlling interest was $98 million for the year ended December 31, 2022. This income represents 33.3% of the carried interest generated from BSREP IV and other new funds that is earned by the Corporation through its holding of an affiliate of the Asset Management Company.

FORM 20-F 75

Consolidated Balance Sheet
The following table summarizes the consolidated balance sheet of the Manager as at December 31, 2022:

AS AT DECEMBER 31, 2022 (MILLIONS)
Assets
Cash and cash equivalents	$1
Due from affiliates	782
Investments	2,378
Total Assets	$3,161

Liabilities
Accounts payable	$781
Due to affiliates	3
Total Liabilities	784
Common Equity	2,377
Total Liabilities and Equity	$3,161
As at December 31, 2022, the Manager’s total assets were $3.2 billion, consisting primarily of the 25% interest in the Asset Management Company and reimbursements due from affiliates related to long-term executive compensation programs assumed by the Manager. Liabilities of $784 million primarily consist of the aforementioned executive compensation programs.
76 BROOKFIELD ASSET MANAGEMENT

Refer to the section below for details of the Asset Management Company’s consolidated and combined balance sheets as at December 31, 2022 and 2021:

AS AT DECEMBER 31 (MILLIONS)	2022	2021
Assets
Cash and cash equivalents	$3,545	$2,494
Accounts receivable and other	429	224
Due from affiliates	2,121	6,732
Investments	6,877	13,564
Property, plant and equipment	68	48
Intangible assets	59	64
Goodwill	249	249
Deferred income tax assets	739	2,268
Total Assets	$14,087	$25,643

Liabilities and Shareholder’s Equity
Accounts payable and other	$1,842	$1,872
Due to affiliates	811	8,207
Corporate borrowings	—	461
Deferred income tax liabilities	17	700
Total Liabilities	2,670	11,240

Redeemable non-controlling interest	—	4,532
Preferred shares redeemable non-controlling interest	1,811	—

Equity
Net Parent Investment	—	9,715
Common stock (Common shares - unlimited authorized, 1,635,327,858 issued and outstanding)	9,271	—
Retained earnings	84	—
Accumulated other comprehensive income	153	156
Non-controlling interest	98	—
Total liabilities, redeemable non-controlling interest and common equity	$14,087	$25,643
As at December 31, 2022 and December 31, 2021
Total assets were $14.1 billion as at December 31, 2022, compared to $25.6 billion as at December 31, 2021. The decrease in total assets was primarily the result of the deconsolidation of BSREP III following the transfer of voting interests to the Corporation, the settlement of related party loans and the utilization of deferred income tax assets during the year.
Cash and cash equivalents were $3.5 billion, an increase of $1.1 billion from the prior year due to the strong operating cashflows generated by our asset management activities. Of this balance, $3.3 billion is on deposit with the Corporation.
Accounts receivable and other of $429 million primarily consist of fees receivable. The timing of collection largely drove the increase from the prior year.
Due from affiliates of $2.1 billion primarily relates to management fees billed but not collected from our managed funds as well as reimbursements due from the Corporation for long-term cash based and equity compensation awards. The decrease of $4.6 billion from the prior year was primarily the result of settlements during the year.
FORM 20-F 77

Investments of $6.9 billion are predominantly comprised of an 18% limited partnership interest in BSREP III and a 64% interest in Oaktree. The decrease from the prior period of $6.7 billion was primarily a result of the deconsolidation of third-party interests in BSREP III following the transfer of voting rights to a wholly owned subsidiary of the Corporation, along with the transfer of other legacy investments to the Corporation.
Total liabilities were $2.7 billion as at December 31, 2022, a decrease of $8.6 billion compared to the prior year. The decrease was primarily the result of the settlement of related party borrowings under legacy agreements during the year, which reduced the amounts due to affiliates by $7.4 billion. Further to this, all corporate borrowings were also settled as part of the Arrangement.
Redeemable non-controlling interest was $nil as at December 31, 2022, a decrease of $4.5 billion compared to $4.5 billion as at December 31, 2021. This reduction was primarily related to the deconsolidation of BSREP III during the year in alignment with the Arrangement.
The Preferred shares redeemable non-controlling interest was $1.8 billion as at December 31, 2022, an increase of $1.8 billion compared to $nil as at December 31, 2021. The increase was primarily related to the issuance of preferred shares associated with tracked assets to Brookfield US Holdings Inc. ("BUSHI") and Brookfield Manager Holdings Ltd.("BMHL").
78 BROOKFIELD ASSET MANAGEMENT

Review of Consolidated Statement of Cash Flows
The following table summarizes the changes in the Manager’s cash during the period ended December 31, 2022:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS)

Operating activities
Net income	$19
Non-cash adjustments
Undistributed earnings of investments accounted for under the equity method	(21)
Other expense	35
Compensation and benefits recovery	(37)
Unrealized carried interest compensation expense	3
Working capital movements
Due from affiliates	(782)
Accounts Payable	781
(2)
Financing activities
Change in amount due to affiliates	281
Share subscriptions	52
Purchase of treasury shares	(330)
3

Cash and cash equivalents
Change in cash and cash equivalents	1
Balance, beginning of year	—
Balance, end of year	$1

As at December 31, 2022, the Manager’s operating activities generated $1 million of net cashflow. Refer to the following table that summarizes our asset management business’ consolidated statement of cash flows for the for the years ended December 31, 2022, 2021 and 2020:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Operating activities before net changes in working capital and other non-cash operating items	$1,988	$1,669	$1,203
Net changes in working capital	(3,020)	(246)	102
Other non-cash operating items	658	20	481
Operating activities	(374)	1,443	1,786
Investing activities	1,706	(861)	(759)
Financing activities	(280)	(187)	(576)
Change in cash and cash equivalents	$1,052	$395	$451
FORM 20-F 79

For the years ended December 31, 2022 and 2021
Operating Activities
Net cash outflows from operating activities totaled $0.4 billion, compared to $1.4 billion of net inflows in the prior period. Excluding net changes in working capital and other non-cash operating items, operating cash inflows were $2.0 billion, representing an increase of $319 million driven by the growth of our asset management earnings as a result of flagship fundraising and the introduction of new products.
Investing Activities
Net cash inflows from investing activities totaled $1.7 billion, compared to net cash outflows of $861 million in the prior period. The current period includes inflows of $2.1 billion related to the sale of investments to the Corporation. These inflows were partially offset by cash outflows of $279 million related to the acquisition of Primary Wave and acquiring an additional interest in Oaktree. Cash outflows in 2021 were primarily related to the purchase of financial assets.
Financing Activities
Net cash outflows from financing activities totaled $280 million, compared to outflows of $187 million in the prior period. The current period primarily consists of repayments of related party loans of $324 million and distributions to the Corporation and non-controlling interest of $3.2 billion and $1.3 billion respectively. These outflows were partially offset by $5.2 billion of contributions from parent. The prior period outflows were primarily as a result of distributions to the Asset Management Company, being partially offset by inflows from issuance of corporate borrowings and related party loans.
For the years ended December 31, 2021 and 2020
Operating Activities
Net cash inflows from operating activities were $1.4 billion for the year ended December 31, 2021, compared to $1.8 billion in the prior year. Excluding net changes in working capital and other non-cash operating items, operating cash inflows were $1.7 billion, and benefitted from significant growth within our asset management business.
Investing Activities
Net cash outflows from investing activities totaled $861 million, compared to $759 million in the prior year. Outflows for the year ended December 31, 2021 were primarily attributable to $803 million of acquisitions of investments, net of dispositions. The net cash outflows in the prior year were also primarily attributable to investment acquisitions.
Financing Activities
Net cash outflows from financing activities totaled $187 million, compared to net outflows of $576 million in the prior year. Outflows for the year ended December 31, 2021 consisted of $1.4 billion of distributions to the Corporation and were mostly offset by $736 million of contributions from redeemable non-controlling interests associated with third-party capital from BSREP III capital calls and proceeds of $461 million from the issuance of corporate borrowings. The prior year outflows were caused by distributions to the Corporation of $1.3 billion that were partially offset by $551 million of contributions from redeemable non-controlling interests associated with third-party capital provided for capital calls of BSREP III and $136 million from the issuance of related party loans.
80 BROOKFIELD ASSET MANAGEMENT

Key Financial and Operating Measures
The Manager and the Asset Management Company prepare their financial statements in conformity with U.S. GAAP. This MD&A discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring our asset management business, including for performance measurement, capital allocation and valuation purposes. The Manager believes that providing these performance measures is helpful to investors in assessing overall performance, as well as the performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP financial measures. These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. The asset management business includes the asset management activities of Oaktree, an equity accounted affiliate, in its key financial and operating measures for our asset management business. See “Reconciliation of U.S. GAAP to Non-GAAP Measures”.
Non-GAAP Measures
Distributable Earnings
Distributable Earnings used by the Manager provides insight into earnings that are available for distribution or to be reinvested by the Manager. Distributable Earnings of the Manager represent its share of Distributable Earnings from our asset management business less general and administrative expenses, but excluding equity-based compensation costs, of the Manager. The most directly comparable measure disclosed in our primary financial statements for Distributable Earnings of the Manager is net income.
Distributable Earnings used by our asset management business provides insight into earnings that are available for distribution or to be reinvested by our asset management business. It is calculated as the sum of its Fee-Related Earnings, realized carried interest, realized principal investments, interest expense, and general and administrative expenses; excluding equity-based compensation costs and depreciation and amortization. The most directly comparable measure disclosed in the primary financial statements of our asset management business for Distributable Earnings is net income.
The Manager intends to pay out approximately 90% of its Distributable Earnings to shareholders quarterly and reinvest the balance back into the business. The asset management business intends to pay dividends to the Manager on a quarterly basis sufficient to ensure that the Manager can pay its intended dividend. See “Dividend Policy” for more information.
Fee Revenues
Fee Revenues is a key metric analyzed by management to determine the growth in recurring cash flows from our asset management business. Fee Revenues include base management fees, incentive distributions, performance fees and transaction fees. Fee Revenues exclude carried interest, but include Fee Revenues earned by Oaktree. The most directly comparable measure of Fee Revenues disclosed in the primary financial statements is total management fee revenues.
Fee-Related Earnings
Fee-Related Earnings is used to provide additional insight into the operating profitability of our asset management activities. Fee-Related Earnings are recurring in nature and not based on future realization events. Fee-Related Earnings is comprised of Fee Revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. The most directly comparable measure of Fee-Related Earnings disclosed in the primary financial statements is net income.
Supplemental Financial Measures Utilized by Our Asset Management Business
Assets under management
Assets under management (“AUM”) refers to the total fair value of assets managed, calculated as follows:
•investments that Brookfield, which includes the Corporation, the asset management business or their affiliates, either:
◦consolidates for accounting purposes (generally, investments in respect of which Brookfield has a significant economic interest and unilaterally directs day-to-day operating, investing and financing activities), or
FORM 20-F 81

◦does not consolidate for accounting purposes but over which Brookfield has significant influence by virtue of one or more attributes (e.g., being the largest investor in the investment, having the largest representation on the investment’s governance body, being the primary manager and/or operator of the investment, and/or having other significant influence attributes),
◦are calculated at 100% of the total fair value of the investment taking into account its full capital structure — equity and debt — on a gross asset value basis, even if Brookfield does not own 100% of the investment, with the exception of investments held through our perpetual funds, which are calculated at its proportionate economic share of the investment’s net asset value.
•all other investments are calculated at Brookfield’s proportionate economic share of the total fair value of the investment taking into account its full capital structure — equity and debt — on a gross asset value basis, with the exception of investments held through our perpetual funds, which are calculated at Brookfield’s proportionate economic share of the investment’s net asset value.
Our methodology for determining AUM differs from the methodology that is employed by other alternative asset managers as well as the methodology for calculating regulatory AUM that is prescribed for certain regulatory filings (e.g., Form ADV and Form PF).
Fee-Bearing Capital
Fee-Bearing Capital represents the capital committed, pledged or invested in our permanent capital vehicles, private funds and liquid strategies that we manage which entitles us to earn Fee Revenues. Fee-Bearing Capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts.
When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds, and equity issuances from the permanent capital vehicles.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from the permanent capital vehicles as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.
•Market valuation includes gains (losses) on portfolio investments, the permanent capital vehicles and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of the permanent capital vehicle capitalizations and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Uncalled Fund Commitments
Total uncalled fund commitments includes capital callable from fund investors, including funds outside of their investment period, for which capital is callable for follow-on investments.

82 BROOKFIELD ASSET MANAGEMENT

Analysis of Key Non-GAAP Financial and Operating Measures of Our Asset Management Business
The following section contains a discussion and analysis of key financial and operating measures utilized in managing our asset management business, including for performance measurement, capital allocation and valuation purposes. For further detail on our non-GAAP and performance measures, please refer to “Key Financial and Operating Measures”.
Distributable Earnings

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Fee Revenues	$4,048	$3,523	$2,870

Fee-Related Earnings[1]	2,108	1,827	1,376
Add back: equity-based compensation costs	86	123	51
Taxes and other	(98)	(58)	—
Disposition gains from principal investments	—	—	71
Distributable Earnings	$2,096	$1,892	$1,498
1. Fee-Related Earnings include Oaktree’s Fee-Related Earnings at our 64% share (2021 - 62%).
For the years ended December 31, 2022 and 2021
Distributable Earnings were $2.1 billion for the year ended December 31, 2022, an increase of $204 million or 11% compared to the prior year. The increase was driven by higher Fee-Related Earnings, primarily attributable to fundraising across our flagship funds and capital deployment efforts across our complementary strategies, partially offset by lower fees from our permanent capital vehicles due to a decline in their share prices compared to prior year.
For the years ended December 31, 2021 and 2020
Distributable Earnings were $1.9 billion for the year ended December 31, 2021, an increase of $394 million or 26% compared to the prior year. The increase was primarily attributable to higher Fee-Related Earnings, driven by significant fundraising and capital deployment efforts.
Fee-Bearing Capital
The following table summarizes Fee-Bearing Capital as at December 31, 2022 and December 31, 2021:

AS AT (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total
Renewable power and transition	$26,708	$20,510	$—	$47,218
Infrastructure	44,512	41,375	—	85,887
Real estate	69,473	33,552	—	103,025
Private equity	31,501	7,816	—	39,317
Credit and other	46,663	23,902	71,851	142,416
December 31, 2022	$218,857	$127,155	$71,851	$417,863
December 31, 2021	$169,279	$114,624	$80,230	$364,133
Fee-Bearing Capital was $418 billion as at December 31, 2022 compared to $364 billion as at December 31, 2021. The increase of $54 billion was primarily attributable to inflows of $108 billion resulting from capital raised across flagship funds, capital inflows within credit and other funds in our insurance solutions business, and capital raised and deployed across various strategies. These increases were partially offset by lower market valuations and outflows within our liquid credit strategies and decreases in the market capitalizations of BEP and BIP due to a decline in share prices compared to prior year.

FORM 20-F 83

The changes are set out in the following tables:

AS AT (MILLIONS)	Renewable Power and Transition	Infrastructure	Real Estate	Private Equity	Credit and Other	Total
Balance, December 31, 2021	$47,525	$67,736	$82,282	$34,395	$132,195	$364,133
Inflows	6,823	26,974	18,850	9,135	45,887	107,669
Outflows	—	—	(394)	—	(21,648)	(22,042)
Distributions	(1,428)	(3,794)	(4,556)	(810)	(1,573)	(12,161)
Market Valuation	(5,873)	(5,053)	1,645	(2,534)	(8,432)	(20,247)
Other	171	24	5,198	(869)	(4,013)	511
Change	(307)	18,151	20,743	4,922	10,221	53,730
Balance, December 31, 2022	$47,218	$85,887	$103,025	$39,317	$142,416	$417,863
The following table summarizes Fee-Bearing Capital as at December 31, 2021 and 2020:

AS AT (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total
Renewable power and transition	$20,682	$26,843	$—	$47,525
Infrastructure	31,119	36,617	—	67,736
Real estate	52,332	29,950	—	82,282
Private equity	26,079	8,316	—	34,395
Credit and other	39,067	12,898	80,230	132,195
December 31, 2021	$169,279	$114,624	$80,230	$364,133
December 31, 2020	$135,462	$103,361	$72,797	$311,620
As at December 31, 2021, our Fee-Bearing Capital was $364.1 billion, an increase of $52.5 billion compared to $311.6 billion as at December 31, 2020. The increase was primarily attributable to inflows resulting from reinsurance agreements closed during the year by our insurance solutions business, fundraising for our fourth flagship real estate fund, our inaugural global transition fund, as well as capital deployed across various investment strategies. These increases were partially offset by outflows due to redemptions within our liquid credit strategies.

AS AT (MILLIONS)	Renewable Power and Transition	Infrastructure	Real Estate	Private Equity	Credit and Other	Total
Balance, December 31, 2020	$45,440	$62,535	$61,519	$30,931	$111,195	$311,620
Inflows	10,510	4,619	16,406	2,435	28,821	62,791
Outflows	—	—	(385)	—	(8,970)	(9,355)
Distributions	(1,427)	(3,708)	(2,943)	(1,175)	(1,855)	(11,108)
Market Valuation	(6,169)	5,426	6,707	1,922	4,921	12,807
Other	(829)	(1,136)	978	282	(1,917)	(2,622)
Change	2,085	5,201	20,763	3,464	21,000	52,513
Balance, December 31, 2021	$47,525	$67,736	$82,282	$34,395	$132,195	$364,133
84 BROOKFIELD ASSET MANAGEMENT

Fee Revenues and Fee-Related Earnings

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Base management fees[1]	$3,955	$3,355	$2,845
Performance fees	—	157	—
Transaction and advisory fees	93	11	25
Fee Revenues	4,048	3,523	2,870
Less: direct costs[2]	(1,792)	(1,540)	(1,378)
	2,256	1,983	1,492
Less: Fee-Related Earnings not attributable to the Asset Management business	(148)	(156)	(116)
Fee-Related Earnings	$2,108	$1,827	$1,376
1. Base management fees and direct costs are presented on a 100% basis. Base management fees and direct costs for Oaktree totaled $1,165 million and $760 million, respectively, for the year ended December 31, 2022 (2021 - $1,062 million and $656 million). Refer to note 3 - “Investments” of the combined consolidated financial statements, included elsewhere in this Form 20-F for additional disclosures related to Oaktree revenues, expenses, net income, assets and liabilities.
2. Direct costs include compensation expenses, other operating expenses and general, administrative and other expenses and related Oaktree direct costs at 100%.
For the year ended December 31, 2022 and 2021
Fee Revenues for the year ended December 31, 2022 were $4.0 billion, an increase of $525 million or 15% compared to prior year. This increase was predominantly due to higher base management fees, driven by an increase in Fee-Bearing Capital, transaction and advisory fees from co-investment capital, and growth in incentive distributions from BIP and BEP. Base management fees increased by $600 million or 18% compared to the year ended December 31, 2021. Our real estate strategy contributed $196 million to the increase, primarily attributable to capital raised for the fourth flagship real estate fund, deployments across other fund strategies, and market valuation increases from perpetual strategies. Fee Revenues from our infrastructure strategy increased by $133 million, predominantly due to capital raised for our fifth flagship fund and capital deployed for our super core perpetual fund, as well as incremental fees earned on the higher average market capitalization of BIP. Our credit and other strategy increased by $122 million, predominantly due to capital deployed for our latest opportunistic credit flagship fund. Our renewable power and transition and private equity investment strategies contributed $76 million and $53 million to the increase, respectively, primarily due to fundraising of the latest flagship funds, partially offset by lower fees from BEP due to a lower market capitalization.
Direct costs primarily consist of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $252 million or 16% from prior year as we continue to scale our asset management business, including enhancing our fundraising and client service capabilities and developing new complementary strategies.
Fee-Related Earnings increased by $281 million, primarily attributable to the aforementioned increase in Fee Revenues, partially offset by increased direct costs.
For the years ended December 31, 2021 and 2020
Fee Revenues increased by $653 million or 23% to $3.5 billion, predominantly due to growth in base management fees driven by an increase in Fee-Bearing Capital and performance fees from BBU, partially offset by lower transaction and advisory fees. Base management fees increased by $510 million or 18% from 2020 to $3.4 billion. Our real estate investment strategy contributed $234 million to the increase, primarily attributable to higher fees from BPY, capital raised for its fourth flagship real estate fund and capital deployed across various other funds. Fee Revenues from our credit and other investment strategy increased by $140 million, predominantly due to capital deployed for our latest opportunistic credit flagship fund and market valuation increases from perpetual strategies. Our infrastructure, renewable power and transition and private equity investment strategies contributed $85 million, $53 million and $19 million to the increase, respectively, primarily attributable to increased fees earned from higher market capitalization of BIP, BEP and BBU.
Direct costs increased by $162 million or 12% from the prior year as we continue to scale our asset management business.
FORM 20-F 85

Fee-Related Earnings increased by $451 million or 33% to $1.8 billion, primarily attributable to the aforementioned increase in Fee Revenues, partially offset by increased direct costs.
Reconciliation of U.S. GAAP to Non-GAAP Measures
Reconciliations of Distributable Earnings, Fee-Related Earnings and Fee Revenues to the most directly comparable financial measures calculated and presented in conformity with U.S. GAAP are presented below. In addition to net income and revenue, management assesses the performance of its business based on these non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, net income or other financial measures presented in conformity with U.S. GAAP.
Reconciliation of Net Income to Fee-Related Earnings and Distributable Earnings
The following presents a reconciliation of net income to Fee-Related Earnings and Distributable Earnings of for the periods presented.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Net income	$2,865	$2,846	$573
Add or subtract the following:
Provision for taxes(a)	627	504	226
Depreciation, amortization and other(b)	13	11	7
Carried interest allocations(c)	(490)	(348)	65
Carried interest allocation compensation(c)	200	211	120
Other income and expenses(d)	(1,090)	(1,504)	226
Interest expense paid to related parties(e)	154	171	257
Interest and dividend revenue(e)	(258)	(293)	(287)
Other revenues(e)	(44)	(23)	(40)
Share of income from equity accounted investments(f)	(146)	(161)	(38)
Fee-Related Earnings of Oaktree at our share(f)	252	250	186
Fee Revenues from BSREP III & Other(g)	25	163	81
Fee-Related Earnings	$2,108	$1,827	$1,376
Disposition gains from principal investments (h)	$—	$—	$71
Current taxes (i)	(98)	(58)	—
Equity-based compensation expense and other (j)	86	123	51
Distributable Earnings	$2,096	$1,892	$1,498
(a)This adjustment removes the impact of income tax provisions on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over the long-term due to the substantial deferred tax assets of our asset management business.
(b)This adjustment removes the depreciation and amortization on property, plant and equipment and intangible assets, which are non-cash in nature and therefore excluded from Fee-Related Earnings.
(c)These adjustments remove realized and unrealized carried interest allocations and the associated compensation expense, which are excluded from Fee-Related Earnings as these items are non-cash in nature.
(d)This adjustment removes other income and expenses associated with non-cash fair value gains and losses.
(e)These adjustments remove interest and charges paid or received related to loans to related parties. These are excluded from Fee-Related Earnings as these are not representative of operating cash flows generated and are associated with loans that do not exist subsequent to the execution of the Arrangement.
(f)These adjustments remove our share of Oaktree’s non-cash items, including items a) to e) above and include its share of Oaktree’s Fee-Related Earnings.
(g)This adjustment adds base management fees earned from BSREP III and other funds that are eliminated upon consolidation as we consolidate both the entities which earn these base management fees and BSREP III in the combined financial statements for the year ended December 31, 2021 and 2020. We include the base management fees associated with BSREP III in Fee Revenues and Fee-Related Earnings since in connection with the Arrangement, we will no longer consolidate BSREP III and therefore the related base management fees will no longer be eliminated.
(h)This adjustment adds disposition gains from principal investments.
(i)Represents the impact of cash taxes paid by the business.
86 BROOKFIELD ASSET MANAGEMENT

(j)This adjustment adds back equity-based compensation and other items related to Oaktree that are adjusted for reporting Distributable Earnings.
Reconciliation of Revenues to Fee Revenues
The following presents our reconciliation of management fee revenues to Fee Revenues for the periods presented.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Total management fee revenues	$2,835	$2,423	$1,892
Fee Revenues from Oaktree (a)	1,165	1,062	897
BSREP III Fees & Other (b)	48	38	81
Fee Revenues	$4,048	$3,523	$2,870
(a)This adjustment adds Oaktree’s management fees.
(b)This adjustment adds base management fees earned from BSREP III and other funds that are eliminated upon consolidation as we consolidate both the entities which earn these base management fees and BSREP III in the combined financial statements prior to December 9, 2022. We include the base management fees associated with BSREP III in Fee Revenues since in connection with the Arrangement, we no longer consolidate BSREP III and therefore the related base management fees are no longer be eliminated.
FORM 20-F 87

Investment Strategy Results
In each of our product categories, we invest globally in various investment strategies, each benefiting from strong secular tailwinds that provide an expanding multi-trillion dollar investable universe.
Our investment strategies are (a) Renewable Power and Transition, (b) Infrastructure, (c) Real Estate, (d) Private Equity, and (e) Credit and other.
The following tables summarize Fee Revenues and Fee-Bearing Capital by investment strategy:
Fee Revenues

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Renewable power and transition	$578	$487	$420
Infrastructure	1,067	870	774
Real estate	937	769	592
Private equity	436	538	365
Credit and other	1,030	859	719
Total Fee Revenues	$4,048	$3,523	$2,870
Fee-Bearing Capital

AS AT DECEMBER 31 (MILLIONS)	2022	2021	2020
Renewable power and transition	$47,218	$47,525	$45,440
Infrastructure	85,887	67,736	62,535
Real estate	103,025	82,282	61,519
Private equity	39,317	34,395	30,931
Credit and other	142,416	132,195	111,195
Total Fee-Bearing Capital	$417,863	$364,133	$311,620

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Balance, beginning of period	$364,133	$311,620	$289,812
Inflows	107,669	62,791	32,983
Outflows	(22,042)	(9,355)	(9,865)
Distributions	(12,161)	(11,108)	(6,664)
Market Valuation	(20,247)	12,807	17,745
Other	511	(2,622)	(12,391)
Change	53,730	52,513	21,808
Balance, end of period	$417,863	$364,133	$311,620
We have provided additional detail to explain significant variances year-over-year by investment strategy below.

88 BROOKFIELD ASSET MANAGEMENT

Renewable Power and Transition
Overview
•We are a leading global investment manager in renewable power and transition, with $72 billion of AUM as of December 31, 2022.
•Clean energy occupies a uniquely complementary position to the global goals of net-zero emissions, low-cost energy and energy security. We believe that the growing global demand for low-carbon energy, especially amongst corporate off takers, will lead to continued growth opportunities for us in the future. The investment environment for renewable power and transition remains favourable and we expect to continue to advance our substantial pipeline of renewable power and transition opportunities on behalf of our clients and managed assets.
•We have approximately 100 investment and asset management professionals globally that are focused on our renewable power and transition strategy, supported by approximately 3,700 employees in the renewable power and transition operating businesses that we manage. Our extensive experience and knowledge in this industry allows us to be a leader in all major technologies with deep operating and development capabilities.
Our Products
Long-term Private Funds
•We manage BGTF, which is our $15 billion flagship strategy focused on investments aimed at accelerating the global transition to a net-zero carbon economy. The mandate of this product is to assist utility, energy and industrial businesses reduce carbon dioxide emissions, expand low-carbon and renewable energy production levels and advance sustainable solutions.
Permanent Capital Vehicles and Perpetual Strategies
•We also manage BEP, one of the world’s largest publicly traded renewable power platforms, which is listed on the NYSE and TSX and has a market capitalization of $16.8 billion as of December 31, 2022.

Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital of our renewable power and transition investment strategy as at December 31, 2022, 2021 and 2020, and Fee Revenues for years then ended.

Fee-Bearing Capital                     Fee Revenues
AS AT DEC 31. (BILLIONS)                      FOR THE PERIODS ENDED DEC 31. (MILLIONS)

■ Long-Term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

FORM 20-F 89

The following provides explanations of significant movements during the presented periods.
Fee-Bearing Capital

AS AT DECEMBER 31 (MILLIONS)	2022	2021	2020
Long-Term Private Funds	$26,708	$20,682	$10,881
Permanent Capital Vehicles and Perpetual Strategies	20,510	26,843	34,559
Total Fee-Bearing Capital	$47,218	$47,525	$45,440

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Balance, beginning of period	$47,525	$45,440	$33,520
Inflows	6,823	10,510	3,841
Distributions	(1,428)	(1,427)	(1,020)
Market Valuation	(5,873)	(6,169)	14,748
Other	171	(829)	(5,649)
Change	(307)	2,085	11,920
Balance, end of period	$47,218	$47,525	$45,440
During the year ended December 31, 2022, Fee-Bearing Capital decreased by $0.3 billion or 1%, to $47.2 billion primarily attributable to a decrease in the market capitalization of BEP due to a decline in share price and distributions paid to BEP’s unitholders. This decrease was partially offset by $6.0 billion of capital raised across our flagship funds.
During the year ended December 31, 2021, Fee-Bearing Capital increased by $2.1 billion or 5%, driven by a $9.8 billion increase in our long-term private funds as a result of inflows from fundraising related to our global transition fund, partially offset by a $7.7 billion decrease in our permanent capital vehicles as a result of the lower market capitalization of BEP and quarterly distributions paid to BEP’s unitholders.
Fee Revenues

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Management and advisory fees
Long-term private funds
Flagship funds	$206	$98	$97
Co-investment and other funds	19	16	14
	225	114	111
Perpetual strategies
BEP[1]	244	288	211
Co-investment and other funds	—	3	27
	244	291	238
Catch-up fees	12	—	4
Transaction and advisory fees	2	2	1
Total management and advisory fees	483	407	354
Incentive Distributions	95	80	66
Total Fee Revenues	$578	$487	$420
1.BEP Fee-Bearing Capital as at December 31, 2022 is $21 billion (2021 - $27 billion)
Fee Revenues increased by $91 million or 19% for the year ended December 31, 2022 relative to the year ended December 31, 2021. Fees from long-term private funds increased by $111 million, mainly due to a full year contribution of fees and $12 million of catch-up fees primarily from the global transition fund. Incentive distributions from BEP increased by $15 million due to a 5% increase in distributions compared to the prior year. These increases were partially
90 BROOKFIELD ASSET MANAGEMENT

offset by a decrease in fees from BEP of $44 million, predominantly due to the decline in BEP's share price compared to prior year.
Fee Revenues increased by $67 million or 16% for the year ended December 31, 2021 relative to the year ended December 31, 2020. The increase was primarily attributable to $77 million of incremental fees earned from BEP, as its average market capitalization increased year-over-year in line with appreciation in its share price. In addition, incentive distributions from BEP increased by $14 million due to a 5% increase in distributions compared to the prior year. These increases were partially offset by the absence of fees from TERP due to its privatization in the second half of the prior year and the prior year recognition of catch-up fees of $4 million related to the renewable power allocation of the fourth flagship infrastructure fund.
FORM 20-F 91

Infrastructure
Overview
•We are one of the world’s largest investment managers in infrastructure, with $143 billion of AUM as of December 31, 2022.
•We focus on acquiring high-quality businesses on behalf of our clients that deliver essential goods and services, diversified across the utilities, transport, midstream and data infrastructure sectors. We partner closely with management teams to enable long-term success through operational and other improvements.
•We have approximately 230 investment and asset management professionals globally that are focused on our infrastructure strategy, supported by approximately 51,400 employees in the infrastructure operating businesses that we manage.
Our Products
Long-term Private Funds
•BIF is our flagship infrastructure fund series. In this product offering, we invest on behalf of our clients in high-quality infrastructure assets on a value basis and seek to add value through the investment life cycle by utilizing our operations-oriented approach.
•BID is our infrastructure debt fund series, which invests on behalf of our clients in mezzanine debt investments in high-quality, core infrastructure assets.
Permanent Capital Vehicles and Perpetual Strategies
•We manage BIP, one of the largest, pure play, publicly traded global infrastructure platforms, which is listed on the NYSE and TSX and has a market capitalization of $24.9 billion as of December 31, 2022. In this product offering, we invest on behalf of our clients in high-quality, long-life assets that provide essential products and services for the global economy.
•We also manage BSIP, which is our perpetual infrastructure private fund strategy. In this product offering, we invest on behalf of our clients in core infrastructure assets in developed markets, with a focus on yield, diversification and inflation-protection.
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital as at December 31, 2022, 2021 and 2020 and Fee Revenues for the years ended December 31, 2022, 2021 and 2020 of our Infrastructure investment strategy.

Fee-Bearing Capital                         Fee Revenues
AS AT DEC 31. (BILLIONS)                           FOR THE PERIODS ENDED DEC 31. (MILLIONS)

■ Long-Term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

92 BROOKFIELD ASSET MANAGEMENT

We have provided additional detail below to explain significant movements during the presented periods.
Fee-Bearing Capital

AS AT DECEMBER 31 (MILLIONS)	2022	2021	2020
Long-Term Private Funds	$44,512	$31,119	$32,749
Permanent Capital Vehicles and Perpetual Strategies	41,375	36,617	29,786
Total Fee-Bearing Capital	$85,887	$67,736	$62,535

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Balance, beginning of period	$67,736	$62,535	$57,623
Inflows	26,974	4,619	3,939
Distributions	(3,794)	(3,708)	(1,610)
Market Valuation	(5,053)	5,426	4,586
Other	24	(1,136)	(2,003)
Change	18,151	5,201	4,912
Balance, end of period	$85,887	$67,736	$62,535
During the year ended December 31, 2022, Fee-Bearing Capital increased by $18.2 billion or 27% to $85.9 billion, due to a $13.4 billion and $4.8 billion increase in our long-term private funds and permanent capital vehicles and perpetual strategies, respectively. The increase in the long-term private funds strategy was largely driven by inflows from capital raised for the fifth flagship infrastructure fund. Fee-Bearing capital on our permanent capital vehicles and perpetual strategies increased due to capital raised for BSIP, partially offset by a decrease in the market capitalization of BIP as well as quarterly distributions paid to BIP’s unitholders.
During the year ended December 31, 2021, Fee-Bearing Capital increased by $5.2 billion or 8%, due to a $6.8 billion increase in our permanent capital vehicles and perpetual strategies as a result of the higher market capitalization of BIP and inflows from capital deployed in BSIP, partially offset by quarterly distributions paid to BIP’s unitholders and BSIP investors. Fee-Bearing Capital on our long-term private funds decreased by $1.6 billion, mainly due to distributions to our investors, partially offset by inflows from capital deployed.
Fee Revenues

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Management and advisory fees
Long-term private funds
Flagship funds	$279	$215	$217
Co-investment and other funds	39	33	36
	318	248	253
Permanent capital vehicles and perpetual strategies
BIP[1]	421	394	301
Co-investment and other funds	53	19	9
	474	413	310
Catch-up fees	2	—	13
Transaction and advisory fees	33	2	14
Total management and advisory fees	827	663	590
Incentive distributions	240	207	184
Total Fee Revenues	$1,067	$870	$774
1.BIP Fee-Bearing Capital as at December 31, 2022 is $29 billion (2021 - $35 billion).
Fee Revenues increased by $197 million or 23% for the year ended December 31, 2022 relative to the year ended December 31, 2021. Fees from our long-term private funds increased by $70 million, primarily due to capital raised for
FORM 20-F 93

our fifth infrastructure flagship fund. Fee Revenues from our permanent capital vehicles and perpetual strategies increased by $61 million, primarily due to an increase in the average annual market capitalization of BIP and capital raised for BSIP. In addition, incentive distributions from BIP increased by $33 million, due to higher dividends paid compared to prior year.
Fee Revenues increased by $96 million or 12% for the year ended December 31, 2021 relative to the year ended December 31, 2020. The increase was primarily attributable to $93 million of incremental fees earned from BIP as a result of a $6.2 billion increase in Fee-Bearing Capital, as well as a $23 million increase in incentive distributions due to higher BIP per unit distributions compared to the prior year. In addition, fees from co-investment and other perpetual strategy funds increased by $10 million, primarily due to third-party commitments raised within our perpetual infrastructure private fund. These increases were partially offset by the prior year recognition of $13 million of catch-up fees related to our fourth flagship infrastructure fund and a $12 million decrease in transaction and advisory fees due to a reduction in co-investment capital deployed during the year. Fees earned from our long-term private fund decreased by $5 million, primarily attributable to our third flagship infrastructure fund’s investment period coming to an end, resulting in its fee base reducing from committed capital to invested capital.
94 BROOKFIELD ASSET MANAGEMENT

Private Equity
Overview
•We are a leading private equity investment manager with $133 billion of AUM as of December 31, 2022.
•We focus on high-quality businesses that provide essential products and services, diversified across the industrial operations and business services sectors. We partner closely with management teams to enable long-term success through operational and other improvements.
•We have approximately 280 investment and asset management professionals globally that are focused on our private equity strategy, supported by approximately 105,400 employees in the private equity operating businesses that we manage.
Our Products
Long-term Private Funds
•Our global opportunistic flagship fund series, BCP, is our leading private equity product offering. This series of funds focuses on cash-flowing essential service businesses. We seek investments that benefit from high barriers to entry and enhance their cash flow capabilities by improving strategy and execution.
•Our special investments strategy, BSI, is focused on large-scale, non-control investments. This product capitalizes on potential transactions that do not fit our traditional control-oriented flagship private equity fund series. These include recapitalizations to strategic growth capital, where we expect to generate equity-like returns while ensuring downside protection through structured investments.
•Our growth equity strategy, BTG, was launched in 2016 and has developed into a meaningful business that we expect to continue to scale over time. This strategy focuses on investing in technology-related growth stage companies that surround our broader ecosystem of managed assets.
Permanent Capital Vehicles and Perpetual Strategies
•We manage BBU, which is a publicly traded global business services and industrial company focused on owning and operating high-quality providers of essential products and services. BBU is listed on the NYSE and TSX and had a market capitalization of $3.8 billion as of December 31, 2022.
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital of our Private Equity investment strategy as at December 31, 2022, 2021 and 2020 and Fee Revenues for the years then ended.

Fee-Bearing Capital                         Fee Revenues
AS AT DEC 31. (BILLIONS)                           FOR THE PERIODS ENDED DEC 31. (MILLIONS)

■ Long-Term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

FORM 20-F 95

We have provided additional detail below to explain significant movements during the presented periods.
Fee-Bearing Capital

AS AT DECEMBER 31 (MILLIONS)	2022	2021	2020
Long-Term Private Funds	$31,501	$26,079	$25,668
Permanent Capital Vehicles and Perpetual Strategies	7,816	8,316	5,263
Total Fee-Bearing Capital	$39,317	$34,395	$30,931

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Balance, beginning of period	$34,395	$30,931	$29,921
Inflows	9,135	2,435	3,263
Distributions	(810)	(1,175)	(1,042)
Market Valuation	(2,534)	1,922	(714)
Other	(869)	282	(497)
Change	4,922	3,464	1,010
Balance, end of period	$39,317	$34,395	$30,931
During the year ended December 31, 2022, Fee-Bearing capital increased by $4.9 billion or 14% to $39.3 billion. Our long-term private funds contributed an increase of $5.4 billion, largely driven by capital raised for our sixth flagship private equity fund and capital raised and deployed in other complementary strategies. This increase was partially offset by a $0.5 billion decrease in our permanent capital vehicles due to a decrease in the market capitalization of BBU.
During the year ended December 31, 2021, Fee-Bearing Capital increased by $3.5 billion or 11%, predominantly due to a $3.1 billion increase in our permanent capital vehicles and perpetual strategies as a result of the higher market capitalization of BBU, partially offset by quarterly distributions paid to BBU's unitholders. In addition, our long-term private funds increased by $0.4 billion as a result of inflows from capital deployed, partially offset by distributions to our investors.

Fee Revenues

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Management and advisory fees
Long-term private funds
Flagship funds	$137	$103	$121
Co-investment and other funds	195	175	164
	332	278	285
Perpetual strategies
BBU[1]	95	93	63
Co-investment and other funds	—	—	2
	95	93	65
Catch-up fees	—	3	5
Transaction and advisory fees	9	7	10
Total management and advisory fees	436	381	365
Performance fees	—	157	—
Total Fee Revenues	$436	$538	$365
1.BBU Fee-Bearing Capital as at December 31, 2022 is $8 billion (2021 - $8 billion).
Fee Revenues decreased by $102 million or 19% for the year ended December 31, 2022 relative to the year ended December 31, 2021. This decrease is primarily due to the absence of performance fees from BBU in 2022; the prior year
96 BROOKFIELD ASSET MANAGEMENT

benefited from a performance fee of $157 million as BBU’s share price surpassed its high-water mark performance fee threshold, setting a go forward high-water mark of $31.53 per unit, reflecting the adjusted high-watermark resulting from the special distribution of BBUC. This new high-water mark was not achieved in 2022, thus no performance fees were earned during the year. This decrease was partially offset by a $54 million increase in Fee Revenues from our private funds, primarily attributable to the launch of our sixth flagship private equity fund.
Fee Revenues increased by $173 million or 47% for the year ended December 31, 2021 relative to the year ended December 31, 2020. The increase was predominantly related to $157 million of performance fees as BBU surpassed its high-water mark in both the second and fourth quarter of 2021, resulting from an increase in unit price during those periods. The high-water mark threshold to earn additional performance fees as at December 31, 2021 was $47.30 per unit, above the previous threshold of $44.64 per unit. In addition, management fees from BBU increased by $30 million, primarily attributable to a higher market capitalization compared to the prior year. These increases were partially offset by a $7 million decrease in fees from long-term private funds, primarily attributable to our third flagship private equity fund’s investment period coming to an end, which lowered its fee base from committed capital to invested capital.
FORM 20-F 97

Real Estate
Overview
•We are one of the world’s largest investment managers in real estate, with over $263 billion of AUM as of December 31, 2022.
•We have invested, on behalf of clients, in iconic properties in the world’s most dynamic markets with the goal of generating stable and growing distributions for our investors while protecting them against downside risk.
•We have approximately 660 investment and asset management professionals that are focused on generating superior returns across our real estate strategies, supported by approximately 29,600 operating employees in the real estate operating businesses that we manage.
Our Products
Long-term Private Funds
•Our opportunistic real estate flagship fund series is BSREP. Through this product, we invest globally across various sectors and geographies on behalf of our clients in high-quality real estate with a focus on large, complex, distressed assets, turnarounds and recapitalizations. The latest vintage, our fourth flagship strategy, has raised $17 billion as of December 31, 2022.
•Our commercial real estate debt fund series, BREF, targets investments in transactions, predominantly in the U.S., that are senior to traditional equity and subordinate to first mortgages or investment-grade corporate debt.
•We also recently launched our real estate secondaries strategy, Brookfield Real Estate Secondaries (“BRES”), with a focus on providing liquidity solutions for other real estate general partners.
Permanent Capital Vehicles and Perpetual Strategies
•We manage $21 billion of Fee-Bearing Capital in BPG as of December 31, 2022, which we invest, on behalf of the Corporation, directly in real estate assets or through our real estate private fund offerings. BPG owns, operates and develops iconic properties in the world’s most dynamic markets with a global portfolio of office, retail, multifamily, logistics, hospitality, land and housing, triple net lease, manufactured housing and student housing assets on five continents.
•We also manage capital in our perpetual private fund real estate strategy, BPREP. This is a core plus strategy that invests in high-quality, stabilized real assets located primarily in the U.S. with a focus on office, retail, multifamily and logistics real estate assets. We also have two regional BPREP strategies that are dedicated specifically to investments in Australia and Europe.
•We manage capital across our perpetual real estate debt strategy, BSREF. We seek to originate, acquire and actively manage investments in U.S. senior commercial real estate debt for this strategy.
•We also recently launched our non-traded REIT, Brookfield REIT, which is a semi-liquid strategy catering specifically to the private wealth channel. This product invests in high quality income-producing opportunities globally through equity or real-estate related debt.
98 BROOKFIELD ASSET MANAGEMENT

Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital of our Real Estate strategy as at December 31, 2022, 2021 and 2020 and Fee Revenues for the years then ended.

Fee-Bearing Capital                           Fee Revenues
AS AT DEC 31. (BILLIONS)                      FOR THE PERIODS ENDED DEC 31. (MILLIONS)

■ Long-Term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

We have provided additional detail, where referenced, to explain significant movements from the prior year.
Fee-Bearing Capital

AS AT DECEMBER 31 (MILLIONS)	2022	2021	2020
Long-Term Private Funds	$69,473	$52,332	$35,857
Permanent Capital Vehicles and Perpetual Strategies	33,552	29,950	25,662
Total Fee-Bearing Capital	$103,025	$82,282	$61,519

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Balance, beginning of period	$82,282	$61,519	$62,272
Inflows	18,850	16,406	5,143
Outflows	(394)	(385)	(263)
Distributions	(4,556)	(2,943)	(2,192)
Market Valuation	1,645	6,707	(1,842)
Other	5,198	978	(1,599)
Change	20,743	20,763	(753)
Balance, end of period	$103,025	$82,282	$61,519
During the year ended December 31, 2022, Fee-Bearing Capital increased by $20.7 billion, or 25%, to $103.0 billion. Our long-term private funds increased by $17.1 billion to $69.5 billion, primarily due to capital raised for our fourth flagship real estate fund and capital deployed across various other private funds. Our permanent capital vehicles and perpetual strategies increased by $3.6 billion to $33.6 billion, primarily due to capital deployed and an increase in market value for BPREP, partially offset by distributions.
During the year ended December 31, 2021, Fee-Bearing Capital increased by $21 billion or 34%. Our long-term private funds increased by $16 billion, primarily due to capital raised for our fourth flagship real estate fund and capital deployed across various other private funds. Our permanent capital vehicles and perpetual strategies increased by $4.3 billion as a result of capital deployed across our perpetual private funds, most notably BPREP, partially offset by distributions.

FORM 20-F 99

Fee Revenues

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Management and advisory fees
Long-term private funds
Flagship funds	$354	$264	$224
Co-investment and other funds	217	183	142
	571	447	366
Permanent capital vehicles and perpetual strategies
BPG[1]	225	224	114
Co-investment and other funds	107	65	56
	332	289	170
Catch-up fees	34	5	—
Total management and advisory fees	937	741	536
Incentive distributions	—	28	56
Total Fee Revenues	$937	$769	$592
1.BPG Fee-Bearing Capital as at December 31, 2022 is $21 billion (2021 - $20 billion).
Fee Revenues increased by $168 million or 22% for the year ended December 31, 2022 relative to the year ended December 31, 2021. Our long-term private funds contributed $124 million to this increase primarily due to increased commitments in our fourth flagship real estate fund and increases in value of other fund strategies. Additionally, we earned $34 million of catch-up fees for our fourth flagship real estate fund. Fees from our permanent capital vehicles and perpetual strategies increased by $43 million primarily attributable to deployments from BPREP. These increases were partially offset by the privatization of BPY, which generated $28 million of incentive distributions in the prior year.
Fee Revenues increased by $177 million or 30% for the year ended December 31, 2021 relative to December 31, 2020. Fees from BPG increased by $110 million, primarily attributable to a higher market capitalization as a result of announcing the privatization of BPY and an increase in underlying asset values post-privatization. Fees from our long-term private funds were $81 million higher than the prior year due to capital raised for our fourth flagship real estate fund and capital deployed across various other private funds. BPY incentive distributions were $28 million compared to $56 million in the prior year, primarily attributable to the 2021 year only including two quarters of incentive distributions following the privatization of BPY in July. Fees from co-investment and other permanent capital and perpetual strategy funds increased by $9 million as a result of capital deployed across various perpetual private funds. The current period benefitted from catch-up fees of $5 million related to our fourth flagship real estate fund.

100 BROOKFIELD ASSET MANAGEMENT

Credit and Other
Overview
•As a result of our 61% investment in Oaktree in 2019, we established ourselves as a leader among global investment managers specializing in alternative credit investments; as of December 31, 2022, our interest in Oaktree is 64%. Oaktree is one of the premier credit franchises globally, with $142 billion of Fee-Bearing Capital as of December 31, 2022 and an expertise in investing across the capital structure with an emphasis on an opportunistic, value-oriented and risk-controlled investments.
•We offer one of the most comprehensive alternative credit offerings available today and have a global presence through our experienced team of investment professionals.
Our Products
•Our credit strategies invest in both liquid and illiquid instruments, sourced directly from borrowers and via public markets. We focus primarily on rated and non-rated debt of sub-investment grade issuers in developed and emerging markets, and offer investments in an array of private credit, high yield bonds, convertible securities, leveraged loans, structured credit instruments and opportunistic credit.
•Our flagship credit strategy, the Opportunistic Credit series, focuses on protecting against loss by buying claims on assets at attractive or distressed prices. We aim to achieve substantial gains by actively participating in restructurings to restore companies to financial viability, while creating value. The latest vintage of this series of funds was raised over 2021 and 2022 with a total fund size of $16 billion and is the largest fund in the series to date.
•Also included amongst our strategies is PSG, which manages the Fee-Bearing Capital associated with our liquid strategies. PSG serves institutions and individuals seeking the investment advantages of real assets through actively managed listed equity and debt strategies.
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital of our credit and other investment strategy as at December 31, 2022, 2021 and 2020 and Fee Revenues for the years then ended.

Fee-Bearing Capital                          Fee Revenues
AS AT DEC 31. (BILLIONS)                           FOR THE PERIODS ENDED DEC 31. (MILLIONS)

■ Long-Term Private Funds
■ Perpetual Strategies
■ Liquid Strategies

■ Long-term Private Funds
■ Perpetual Strategies
■ Liquid Strategies
FORM 20-F 101

We have provided additional detail below to explain significant movements during the presented periods.
Fee-Bearing Capital

AS AT DECEMBER 31 (MILLIONS)	2022	2021	2020
Long-Term Private Funds	$46,663	$39,067	$30,307
Perpetual Strategies	23,902	12,898	8,091
Liquid Strategies	71,851	80,230	72,797
Total Fee-Bearing Capital	$142,416	$132,195	$111,195

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Balance, beginning of period	$132,195	$111,195	$106,476
Inflows	45,887	28,821	16,797
Outflows	(21,648)	(8,970)	(9,602)
Distributions	(1,573)	(1,855)	(799)
Market Valuation	(8,432)	4,921	968
Other	(4,013)	(1,917)	(2,645)
Change	10,221	21,000	4,719
Balance, end of period	$142,416	$132,195	$111,195
During the year ended December 31, 2022, Fee-Bearing Capital increased by $10.2 billion or 8% to $142.4 billion, attributable mainly to a growth of $11 billion in perpetual strategies and $7.6 billion in Long-term private funds. These benefited from capital deployment, in particular inflows resulting from our 11th flagship opportunistic credit fund. This was partially offset by a decrease of $8.4 billion in liquid strategies due to redemptions. Lower market valuations also adversely impacted liquid strategies.
During the year ended December 31, 2021, Fee-Bearing Capital increased by $21 billion or 19%, due to an $8.8 billion increase in our long-term private funds as a result of capital deployed, notably in our latest opportunistic credit fund, partially offset by distributions and capital returned to investors. Liquid and perpetual strategies increased by $7.4 billion and $4.8 billion, respectively, as a result of strong net inflows and higher valuations.
Fee Revenues

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Management and advisory fees
Long-term private funds	$529	$414	$325
Perpetual Strategies	184	144	118
Liquid Strategies[1]	268	301	276
Transaction and advisory fees	49	—	—
Total Fee Revenues	$1,030	$859	$719
1.Represent open-end funds within our credit strategies, and Oaktree's investment in a fixed income manager, as well as in publicly listed securities.
Fee Revenues increased by $171 million or 20% for the year ended December 31, 2022 relative to the year ended December 31, 2021. The increase was predominately attributable to incremental fees earned from our long-term private funds as a result of capital deployed across various private funds, primarily within our 11th flagship opportunistic credit fund. In addition, fees from perpetual strategies increased by $40 million as a result of higher Fee-Bearing Capital due to valuation increases and capital deployed across these strategies. These increases were offset by a $33 million decrease in our liquid strategies as a result of reduced valuations and increased outflows.
Fee Revenues increased by $140 million or 19% for the year ended December 31, 2021 relative to the year ended December 31, 2020. The increase was primarily attributable to $89 million of incremental fees earned from long-term private funds, driven by $6.5 billion of capital deployed for our latest opportunistic credit flagship fund. Fees from
102 BROOKFIELD ASSET MANAGEMENT

perpetual strategies increased by $26 million as a result of market valuation increases and the benefit of capital from two reinsurance transactions during the year. Fees from liquid strategies increased by $25 million as a result of capital deployed and valuation increases.
Liquidity and Capital Resources
Liquidity
The Manager undertakes limited activities, primarily receiving dividends from our asset management business as the primary source of income and, in turn, distributing to shareholders of the Manager in accordance with its dividend policy. The Manager employs a limited number of resources who provide services to our asset management business and for whom associated costs are largely reimbursed. Additional liquidity is availed through a credit facility that is provided to the Manager by our asset management business.
Manager Credit Facility with the Asset Management Business
On November 8, 2022, the Asset Management Company, as lender, established a five-year revolving credit facility in favour of the Manager for the amount of $500 million. This is available in U.S. and Canadian dollars, where U.S. dollar borrowings are subject to the U.S. Base Rate or SOFR, and Canadian Dollar borrowings are subject to the Canadian Prime Rate or Canadian dollar bankers' acceptance rate (“CDOR").
Our Asset Management Business Liquidity
Our asset management business attempts to maintain sufficient liquidity at all times so that it is able to participate in opportunities as they arise, better withstand sudden adverse changes in economic circumstances, as well as maintain distributions to the Manager and the Corporation. Our primary sources of liquidity, which we refer to as core liquidity, consist of cash and financial assets, and a credit facility with the Corporation.
As at December 31, 2022 core liquidity for our asset management business was $3.5 billion, consisting of $3.3 billion of cash on deposit with the Corporation. Additionally the asset management business has a $300 million revolving credit facility established on November 8, 2022, with the Corporation, as lender. The facility is available in U.S. and Canadian dollars, where U.S. dollar borrowings are subject to the U.S. Base Rate or SOFR, while Canadian Dollar borrowings are subject to the Canadian Prime Rate or CDOR. This liquidity is readily available for use without any material tax consequences and can be deployed to support our asset management business in funding strategic transactions as well as seeding new investment products.
As of December 31, 2021, the asset management business had core liquidity of $2.8 billion, comprised of cash and financial assets.
The following table presents core liquidity of our asset management business:

AS AT DECEMBER 31 (MILLIONS)	2022	2021	2020
Cash and financial assets[1]	$3,222	$2,797	$2,477
Undrawn committed credit facility	300	—	—
Core liquidity	3,522	2,797	2,477
Uncalled private fund commitments	87,364	77,079	60,594
Total liquidity	$90,886	$79,876	$63,071
1.Net of amounts owing to the Corporation.
FORM 20-F 103

Uncalled Fund Commitments
The following presents our uncalled fund commitments as of December 31, of each year and December 31, 2022:

AS AT DECEMBER 31 (MILLIONS)	2022	2023	2024	2025	2026 +	Total 2022	Dec. 2021
Renewable power and transition	$—	$64	$126	$—	$14,645	$14,835	$12,278
Infrastructure	394	763	244	3,303	17,277	21,981	11,643
Private equity	66	—	923	—	10,014	11,003	9,863
Real estate	—	49	257	—	21,589	21,895	25,831
Credit and other	7	1,132	448	726	15,337	17,650	17,464
	$467	$2,008	$1,998	$4,029	$78,862	$87,364	$77,079
Approximately $46 billion of the uncalled fund commitments are currently earning fees. The remainder will become fee-bearing once the capital is invested.
Dividends
Please refer to “Dividend Policy” for details on our dividends.
Capital Resources
Contractual Obligations
On January 31, 2019, a subsidiary of the Corporation committed $2.8 billion to our third flagship real estate fund and has funded $1.8 billion of the total commitment as of December 31, 2022 (December 31, 2021 - $1.9 billion).
Clawback Obligations
Performance allocations are subject to clawback to the extent that the performance allocations received to date with respect to a fund exceed the amount due to our asset management business based on cumulative results of that fund. The amounts and nature of our clawback obligations are described in Note 16 “Commitments and Contingencies” of the consolidated and combined financial statements of the Asset Management Company as at and for the years ended 2022 and 2021.
Capital Requirements
Certain U.S. and non-U.S. entities of our asset management business are subject to various investment adviser and other financial regulatory rules and requirements that may include minimum net capital requirements.
Off-Balance Sheet Arrangements
Neither the Manager nor our asset management business is currently a party to any off-balance sheet arrangements.
Related Party Transactions
The Manager and our asset management business entered into a number of related party transactions with the Corporation. See “Relationship Arrangements”.
Summary of Significant Accounting Policies of the Manager
The Manager prepares consolidated financial statements in conformity with U.S. GAAP. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported. Management believes that estimates utilized in the preparation of the consolidated financial statements are reasonable. Such estimates include those used in the valuation of investments and the measurement of deferred tax balances (including valuation allowances). Actual results could differ from those estimates and such differences could be material. The Manager believes the following critical accounting policies could potentially produce materially different results of the Manager, if underlying assumptions, estimates and/or judgments were to be changed. For a full description of accounting policies, see Note 2. “Summary of Significant Accounting Policies” of the consolidated financial statements of the Manager as at December 31, 2022 and for the period from July 4 to December 31, 2022.
104 BROOKFIELD ASSET MANAGEMENT

Investments
The Manager accounts for its interests in the Asset Management Company using the equity method of accounting as it is able to exert significant influence. The carrying value of equity method investments is determined based on amounts invested by the company, adjusted for the equity in earnings or losses of the investee (including unrealized carried interest) allocated based on the respective partnership agreement, less distributions received. The Manager evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.
Business Environment and Quantitative and Qualitative Risk Disclosures
Business Environment
The global economy experienced a broad-based slow-down in 2022 with real GDP falling to 3.4% from 6.0% in 2021, as the rise in interest rates, lockdowns in China, and geopolitical risks weighed on economic activity. Lingering supply chain disruptions and Russia’s invasion of Ukraine exacerbated inflationary pressure. As a result, monetary tightening and weaker global activity ensued throughout much of the world. The final quarter of 2022 saw an improvement in the global growth outlook as China ended its zero Covid policy and Europe avoided recession as gas prices moderated.
In the U.S., which accounts for around a quarter of global GDP, real GDP growth declined sharply to 2.1% in 2022 from a strong rebound of 5.9% in 2021. The main economic driver has been persistent price pressures and its implications for monetary policy. As demand outstripped supply with disruptions arising from the pandemic and the Russia-Ukraine conflict, year-on-year consumer price inflation climbed to 9.1% in June, its highest level since 1981, before declining for six straight months to end the year at 6.5%. The tight job market also exacerbated the inflation picture, with the unemployment rate falling to 3.6% year on year, a fraction lower than it averaged in 2019, before the health crisis struck.
To temper inflation pressure, the Fed started its policy tightening in March with a 25bps hike and an end to its quantitative easing program. Thereafter it quickly upped the pace to an increase of 50bps in May, four successive 75bp hikes from June, and a last 50bps move higher in December, bringing the policy rate to 4.25-4.50% by the end of 2022. The terminal rate for this U.S. rate cycle has also continually moved higher over the course of the year, triggered by the acceleration in price increases. As a result, the yield curve has reached new levels of inversion with the yield differential between the 2 and 10 year treasury touching -84bps in December.
In addition to the Fed, policy normalization has also started in other parts of the developed economies. The Bank of Canada raised rates at a record pace of 400bp in 2022. The ECB started with a 50bp rate hike in July, and 75bp in September and October. The BoE had already started to raise rates in December 2021, but progressively became more aggressive over the year. Monetary tightening was also felt throughout parts of the emerging markets, with some central banks starting policy normalization pre-emptively in 2021.
Against that backdrop equity markets posted significant losses during the year, with the MSCI World Index down by 19.0%. The S&P 500, Nasdaq and Stoxx 600 declined 19.4%, 33.1% and 12.8%, respectively for the year. The final few months of the year saw equity markets pare back some of the loss, as markets started to price in a Fed pivot post the October inflation data, which surprised to the downside. The distinction between developed and developing markets was minimal with both indices down by a similar magnitude. Globally, all sectors posted losses with the exception of energy. Technology and consumer discretionary fared the worst.
Debt markets in the U.S. and Europe experienced a widening in corporate credit spreads and a contraction in supply, with new U.S. corporate issuance declining by 31% year-on-year to $1.4 trillion. Government yields rose in the largest sovereign markets during 2022 as central banks embarked on an aggressive rate hiking cycle. This saw 10-year US treasury yields rise by 240bps from 1.5% to 3.9% over the year. In the final months of the year, yields across core markets did fall from their early October peak, as investors contemplated slowing rate hikes from the Fed along with signs of easing in inflation data.
Weaker capital markets and equity volatility led to a slowdown in M&A activity, with global volumes decreasing 37% to $3.7 trillion 2022, after hitting an all-time high of $5.9 trillion in 2021. The global IPO market was also affected, with the total amount offered down by 71% year-on-year, the worst annual drop since 2008, albeit from a high volume year in 2021.
Commodity prices increased over the course of the year due to supply uncertainty and resilient demand, but began to weaken in H2 2022 as growth slowed and financial conditions tightened. Brent crude oil saw significant gains of 40% in Q1 as demand outstripped supply after Russia’s invasion of Ukraine. After rising as high as $128 per barrel in June, oil
FORM 20-F 105

prices declined steadily in the second half of the year to $86 per barrel in December, as the prospect of a global economic slowdown weighed heavily on demand.
Quantitative and Qualitative Risk Disclosures
The Manager has limited activities and operations. The Manager’s exposure to market, foreign currency, interest rate and credit risk is driven by its equity interest in our asset management business.
Market Risk
The primary market risk exposure of our asset management business relates to its role as an asset manager of the publicly listed permanent capital vehicles and the sensitivity of base management fees earned from these affiliates due to movements in their underlying trading price. Specifically, with respect to the market risk related to base management fees earned based on the market capitalization of BEP, BIP and BBU and prior to its privatization in July 2021, BPY.
The table below outlines the impact to base management and advisory fee revenues if there was a 10% decline in the market capitalization of the aforementioned permanent capital vehicles:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
BEP	$19	$29	$21
BIP	33	39	30
BBU	7	9	6
BPY[1]	—	11	11
Revenues	$59	$88	$68
1.As BPY was privatized in July 2021, only two quarters of fees in 2021 were exposed to the movement in market prices.
Foreign Currency Risk
We have very limited exposure to foreign currency risk as a majority of our private funds are denominated in USD. This means that a majority of the base management fees and carried interest that we earn are paid in USD, irrespective of the local currency of our underlying investor base.
Interest Rate Risk
We are not exposed to interest rate risk as we currently do not have any debt outstanding and in turn do not pay interest.
Credit Risk
Investors in our private funds make capital commitments to these vehicles via subscription agreements. When a private fund makes an investment, these capital commitments are then satisfied by our investors via capital contributions as prescribed under these subscription agreements. Investors in our private funds may default on their capital commitment obligations, which could have an adverse impact on our earnings or result in other negative implications to our businesses such as the requirement to deploy our own capital to cover such obligations. This impact would be magnified if the investor that does so is in multiple funds. Given the diversity and creditworthiness of our over 2,000 clients, including some of the world’s largest institutional investors, sovereign wealth funds and pension plans, we are of the view that there is not a material credit risk present in our asset management business.

106 BROOKFIELD ASSET MANAGEMENT

APPENDIX A - BROOKFIELD ASSET MANAGEMENT ULC PRO FORMA FINANCIAL INFORMATION
The Asset Management Company is a newly incorporated Canadian unlimited liability company, incorporated for the purpose of holding our asset management business. The Corporation entered into the Arrangement which resulted in the creation of a pure play asset manager group. As part of the Arrangement, the Corporation contributed certain indirect wholly owned asset management subsidiaries to the asset management business. The contribution of these entities was considered a common control transaction and was measured at historical cost.
In addition, the asset management business entered into several agreements and arrangements which are reflected in the Unaudited Pro Forma Financial Statements, among which include:
•The Asset Management Services Agreement under which the Manager will provide the services of its employees and its Chief Executive Officer to the asset management business on a cost recovery basis who in turn pays the Manager for the services of these individuals on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Most of the Manager's employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to the Company which include investment, corporate and other services. In addition, at the request of the Company, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement;
•The Transitional Services Agreement (the "TSA") pursuant to which (i) the Company provides the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation provides, on a transitional basis, certain services to the Company to facilitate the orderly transfer of the asset management business;
•The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation;
•Certain deposit arrangements with the Corporation under which cash held by the asset management business has been placed on deposit with the Corporation at market terms;
•The issuance of preferred tracking shares by a subsidiary of the asset management business to the Corporation, entitling the Corporation to receive all carried interest distributions received by the asset management business in respect of existing funds that have already been largely deployed (such as BSREP I, BSREP II, BSREP III and Oaktree Cap II L.P.), net of associated costs, distributions received in respect of the Corporation’s limited partner interest in BSREP III U.S. investments (i.e., its invested capital), as well as 33.3% of the gross carried interest or similar distributions generated by the Asset Management Company's managed assets into certain perpetual funds;
•Upon completion of the Arrangement, the asset management business issued various classes of equity interest of the Company's subsidiaries to the Corporation which have rights to priority distributions;
•The transfer of the voting rights associated with the general partner of BSREP III to a wholly owned subsidiary of the Corporation, giving the Corporation all the relevant rights over the general partner of BSREP III; and
•The settlement of historical due to affiliates and due from affiliates balances in the form of cash or other financial assets and transfer of certain investments historically held in the asset management business into subsidiaries of the Corporation.

The information in the Unaudited Pro Forma Statements of Income gives effect to the Arrangement as if it had been consummated on January 1, 2021. All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars and has been prepared using accounting policies that are consistent with U.S. GAAP. The Unaudited Pro Forma Financial Statements have been derived by the application of pro forma adjustments to the historical audited combined consolidated carve-out financial statements of the asset management business for the year ended December 31, 2021, as reported in the Manager's Form F-1 dated November 15, 2022, and historical audited consolidated financial statements of the asset management business as at and for the year ended December 31, 2022, to give effect to the Arrangement. Given the transaction was completed on December 9, 2022 there is no additional pro forma impact to the balance sheet.

These Unaudited Pro Forma Financial Statements reflect the following:
•Asset Management Services Agreement;
•Transitional Services Agreement;
•Relationship Agreement;
•Deposit arrangement with the Corporation;
FORM 20-F 107

•Assignment of general partner rights in BSREP III to a wholly owned subsidiary of the Corporation;
•Settlement of historical due to and due from affiliates in the form of cash or other financial assets and transfer of certain investments to the Corporation; and
•Issuance of preferred tracking shares from two wholly owned subsidiaries of the Asset Management Company to the Corporation.

The Unaudited Pro Forma Financial Statements are based on estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented. The Unaudited Pro Forma Financial Statements should be read in conjunction with the audited combined consolidated carve-out financial statements of the asset management business for the years ended December 31, 2021 and 2020, and historical audited combined and consolidated financial statements of the asset management business as at and for the year ended December 31, 2022, and the accompanying notes to such financial statements. The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of the asset management business’ financial position or results of operations had the transactions for which the asset management business is giving pro forma effect occurred on the dates or for the periods indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. A number of factors may affect our results.

108 BROOKFIELD ASSET MANAGEMENT

Brookfield Asset Management ULC Balance Sheet Adjustments – as at December 31, 2022
There are no pro forma balance sheet adjustments for the year ended December 31, 2022 as the Arrangement was completed on December 9, 2022 and all impacts of the Arrangement have been appropriately reflected in the year-end balance sheet.

YEAR ENDED DECEMBER 31, 2022 (MILLIONS)	Historical Brookfield Asset Management ULC	Autonomous Entity Adjustments	Transaction Accounting Adjustments	Notes	Brookfield Asset Management ULC (pro forma)
Revenues
Management fee revenues
Base management and advisory fees	$2,835	$—	$74	(iii)	$2,909
Performance Fees	—	—	—		—
Total management fee revenues	2,835	—	74		2,909
Investment income
Carried interest allocations
Realized	241	—	—		241
Unrealized	249	—	—		249
Total investment income	490	—	—		490
Interest and dividend revenue	258	—	(203)	(i), (iii)	55
Other revenues	44	144	—	(v)	188
Total revenues	3,627	144	(129)		3,642

Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(700)	26	—	(v)	(674)
Other operating expenses	(236)	—	—		(236)
General and administrative	(81)	—	15	(iii)	(66)
Total compensation, operating and general and administrative expenses	(1,017)	26	15		(976)
Carried interest allocation compensation	(200)	76	—	(v)	(124)
Interest expense paid to related parties	(154)	—	154	(i)	—
Total expenses	(1,371)	102	169		(1,100)
Other income (expenses), net	1,090	—	(928)	(i), (iii),(iv), (vii)	162
Share of income from equity accounted investments	146	—	—		146
Income before taxes	3,492	246	(888)		2,850
Income tax (expense) benefit	(627)	(62)	—	(vi)	(689)
Net income	2,865	184	(888)		2,161
Net (income) attributable to redeemable non-controlling interests in consolidated funds	(909)	—	909	(iii)	—
Net (income) attributable to preferred share redeemable non-controlling interest	(35)	—	(511)	(ii), (iii)	(546)
Net (income) attributable non-controlling interest	(6)	—	(92)	(iv)	(98)
Net income attributable to common shareholders	$1,915	$184	$(582)		$1,517
FORM 20-F 109

Brookfield Asset Management ULC Transaction Accounting Adjustments – For the year ended December 31, 2022
i.Related Party Transactions
$2.9 billion of cash has been placed on deposit with the Corporation and bears interest annually at a market rate, subject to market adjustments. As a result, the Unaudited Pro Forma Statements of Income reflect interest income of $55 million for the year ended December 31, 2022 remaining after the following adjustments.
Interest and dividend revenue and expenses associated with the due to affiliates balances, due from affiliates balances and investments which have been repaid or transferred have been adjusted in the Unaudited Pro Forma Statements of Income as follows (excluding $22 million of interest and dividend revenue which was derecognized as a result of the deconsolidation of BSREP III; see footnote (iii)):

(millions)	Year ended December 31, 2022
Interest and dividend revenue	$(181)
Interest expense paid to related parties	154
For the purposes of the Unaudited Pro Forma Statements of Income, other income (expenses), net income has been adjusted for the fair value movements recognized on the investments transferred to the Corporation, resulting in a decrease of $5 million for the year ended December 31, 2022.
ii.Preferred tracking shares
In connection with the Arrangement, subsidiaries of the asset management business issued preferred tracking shares (“Tracking Shares”) to the Corporation, entitling the Corporation to retain the right to receive all carried interest distributions on mature funds which already have been largely deployed (such as BSREP I, BSREP II, BSREP III and Oaktree Cap II L.P.) as well in the case of BSREP III U.S. investments, any distributions received in respect of the limited partner interest and 33.3% of the gross carried interest or similar distributions generated by the Asset Management Company's managed assets into perpetual funds. The Tracking Shares provide the holder thereof with a redemption right equal to the fair value of carried interest receivable, net of any compensation related costs by the asset management business, as well as future LP distributions from BSREP III U.S. investments. These interests are presented as preferred share redeemable non-controlling interest within the Unaudited Pro Forma Balance Sheet, outside of permanent equity and measured at their redemption value.
All of the BSREP III U.S. investments limited partner distributions and the mature fund carried interest distributions have been allocated to the redeemable non-controlling interest as a result of their Tracking Shares which takes into consideration the contractual arrangements that govern allocation of income or loss. Net income attributable to the preferred shares held by the Corporation for the year ended December 31, 2022 amounted to $546 million.
As a result of this arrangement, the Corporation effectively retains 100% of the carried interest earned in the mature funds and their associated long-term incentive costs, whereas ongoing compensation costs of employees excluding the long-term incentive compensation associated with these funds will reside within the asset management business (subject to any rebalancing through the cost sharing agreements — see footnote (v) under “Brookfield Asset Management ULC Autonomous Entity Adjustments — For the year ended December 31, 2022”).
iii.Assignment of BSREP III General Partner Rights to the Corporation
As a result of the Arrangement, the voting rights associated with the general partner of BSREP III were transferred to a wholly owned subsidiary of the Corporation, giving the Corporation all of the relevant rights over the general partner of BSREP III. The asset management business no longer controls or influences BSREP III. As a result, BSREP III has been deconsolidated and accounted for as a financial asset by the asset management business.
This adjustment represents the deconsolidation of BSREP III from the asset management business, removing the impact of the consolidated results of operations and adding back management and advisory fees which were previously eliminated on consolidation as a result of intercompany arrangements.

110 BROOKFIELD ASSET MANAGEMENT

The adjustments to the Unaudited Pro Forma Statements of Income are as follows:

(millions)	Year ended December 31, 2022
Management and advisory fees	$74
Interest and dividend revenue	(22)
General and administrative	15
Other income (expenses), net	(976)
Net income attributable to redeemable non-controlling interest	909
iv.Escrow Share Plan Adjustments
In connection with the Arrangement, the Corporation accelerated the vesting of the Escrow Shares and issued new shares in the Corporation to select employees. As a result, the $3 million expense recognized in relation to the Escrow Shares by the asset management business as a result of the acceleration of the vesting terms of the old awards has been removed from the 2022 Unaudited Pro Forma Statement of Income and included in the 2021 Unaudited Pro Forma Statement of Income in order to reflect the impact of the transaction in the earliest period presented.
Brookfield Asset Management ULC Autonomous Entity Adjustments – For the year ended December 31, 2022
v.Asset Management Services Agreement and Relationship Agreement
The adjustment to the Unaudited Pro Forma Statements of Income related to employee costs and the impact of the AMSA and Relationship Agreement reflects the following adjustments:
•The movement of employees from the asset management business to the Manager, resulting in a reduction in unrealized carried interest allocation of $76 million and a reduction in unrealized carried interest allocation of
•Under the AMSA, the asset management business reimburses certain employee costs associated with the Manager employees providing services to the asset management business. As a result, the impact to Compensation and benefits is a decrease of $26 million. Expenses incurred under the AMSA are offset by the impact of certain share-based cash settled awards which are required to be revalued at each balance sheet date. For the year ended December 31, 2022, the revaluation resulted in a decrease in the equity award liability and as a result the asset management business is responsible for reimbursing the difference to the Corporation.
•As part of the AMSA and the Relationship Agreement, the cost associated with the historical long term incentive plans for employees of the asset management business will be recharged back to the Corporation who is responsible for ultimately settling the instruments at the time of exercise. As a result, the impact to Other revenue is an increase of $144 million for the year ended December 31, 2022 to represent the recharge to the Corporation.
vi.Tax Impact
The adjustment to reflect the tax effects of the pro forma adjustments is calculated at the average statutory rates in effect in each relevant jurisdiction for the periods presented. The impact of pro forma adjustments has the effect of increasing deductible temporary differences for which no deferred income tax recoveries have been recognized.
The Unaudited Pro Forma Statements of Income for the periods below have been adjusted for the tax impact of the asset management business’ pro forma adjustments are as follows:

(millions)	Year ended December 31, 2022
Benefit for taxes	$(62)
vii.Transaction costs
This adjustment reflects the legal, professional and other fees incurred in relation to the execution of the Arrangement. These costs have been removed from the 2022 Unaudited Pro Forma Statement of Income and included in the 2021 Unaudited Pro Forma Statement of Income in order to reflect the impact of the transaction in the earliest period presented.

FORM 20-F 111

viii.Net income attributable to non-controlling interest
Upon completion of the Arrangement, the Company issued various classes of equity interests of the Company’s subsidiaries to the Corporation which have rights to priority distributions. As a result of the Arrangement, the Corporation effectively retains 33.3% of the carried interest in new and more recent funds. Net income (loss) and other comprehensive income, if applicable, generated by the respective subsidiaries is allocated to non-controlling interest in consolidated entities based on the substantive contractual terms of the subsidiaries’ governing agreements that specify the allocation of income or loss.  For the year ended December 31, 2022, net income attributable to non-controlling interests was $98 million.
112 BROOKFIELD ASSET MANAGEMENT

YEAR ENDED DECEMBER 31, 2021 (MILLIONS)	Historical Brookfield Asset Management ULC	Autonomous Entity Adjustments	Transaction Accounting Adjustments	Notes	Brookfield Asset Management ULC (pro forma)
Revenues
Management fee revenues
Base management and advisory fees	$2,266	$—	$126	(iii)	$2,392
Performance fees	157	—	—		157
Total management fee revenues	2,423	—	126		2,549
Investment income
Carried interest allocations
Realized	49	—	—		49
Unrealized	299	—	—		299
Total investment income	348	—	—		348
Interest and dividend revenue	293	—	(280)	(i), (iii)	13
Other revenues	23	335	—	(v)	358
Total revenues	3,087	335	(154)		3,268

Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(703)	(72)	(55)	(v)	(830)
Other operating expenses	(185)	—	—		(185)
General and administrative	(132)	—	69	(iii), (v)	(63)
Total compensation, operating and general and administrative expenses	(1,020)	(72)	14		(1,078)
Carried interest allocation compensation	(211)	—	—		(211)
Interest expense paid to related parties	(171)	—	171	(i)	—
Total expenses	(1,402)	(72)	185		(1,289)
Other income (expenses) net	1,504	—	(1,478)	(i), (iii), (iv), (vii)	26
Share of income from equity accounted investments	161	—	—		161
Income before taxes	3,350	263	(1,447)		2,166
Income tax (expense) benefit	(504)	(65)	—	(vi)	(569)
Net income	2,846	198	(1,447)		1,597
Net (income) loss attributable to redeemable non-controlling interest in consolidated funds	(977)	977		(iii)	—
Net (income) loss attributable to preferred share redeemable non-controlling interest	—	—	(488)	(ii)	(488)
Net income attributable to common shareholders	$1,869	$1,175	$(1,935)		$1,109

FORM 20-F 113

Brookfield Asset Management ULC Transaction Accounting Adjustments – For the year ended December 31, 2021
i.Related Party Transactions
$2.9 billion of cash has been placed on deposit with the Corporation and bears interest annually at a market rate. As a result, the Unaudited Pro Forma Statements of Income reflect interest income of $13 million for the year ended December 31, 2021.
In addition, interest and dividend revenue and expenses associated with the due to affiliates balance, due from affiliates balance and equity instruments which have been repaid have been adjusted in the Unaudited Pro Forma Statements of Income as follows (excluding $16 million of interest and dividend revenue which was derecognized as a result of the deconsolidation of BSREP III; see footnote (iv)):

(millions)	Year ended December 31, 2021
Interest and dividend revenue	$(277)
Interest expense paid to related parties	171
For the purposes of the Unaudited Pro Forma Statements of Income, other income (expenses), net has been adjusted for the fair value movements recognized on the investments transferred to the Corporation, resulting in a decrease of $333 million for the year ended December 31, 2021.
ii.Preferred Tracking Shares
BSREP III U.S. investments limited partner distributions, mature and open-ended fund carried interest distributions, net of costs, have been allocated to the redeemable non-controlling interest as a result of their Tracking Shares which takes into consideration the contractual arrangements that govern allocation of income or loss. Net income attributable to preferred share redeemable non-controlling interest for the year ended December 31, 2021 amounted to $488 million.
iii.Transfer of BSREP III General Partner Rights to Brookfield Corporation
This adjustment represents the deconsolidation of BSREP III from the asset management business, removing the impact of the consolidated results of operations and adding back management and advisory fees which were previously eliminated on consolidation as a result of intercompany arrangements.
The adjustments to the Unaudited Pro Forma Statements of Income are as follows:

(millions)	Year ended December 31, 2021
Management and advisory fees	$126
Interest and dividend revenue	(16)
General and administrative	14
Other income (expenses), net	(1,101)
Net income attributable to redeemable non-controlling interest	977
iv.Escrow Share Plan Adjustments
In connection with the Arrangement, the Corporation accelerated the vesting of its share awards issued to employees under the escrow share plan (“Escrow Shares”) and issued new shares in the Corporation to select employees. As a result, the $3 million expense recognized in relation to the Escrow Shares by the asset management business as a result of the acceleration of the vesting terms of the old awards has been removed from the 2022 Unaudited Pro Forma Statement of Income and included in the 2021 Unaudited Pro Forma Statement of Income in order to reflect the impact of the transaction in the earliest period presented.
Brookfield Asset Management ULC Autonomous Entity Adjustments - For the year ended December 31, 2021
v.Asset Management Services Agreement and Relationship Agreement
The adjustment to the Unaudited Pro Forma Statements of Income related to employee costs and the impact of the AMSA and Relationship Agreement reflects the following adjustments:
114 BROOKFIELD ASSET MANAGEMENT

•Reallocation of certain Corporate employee costs to align with the 2022 presentation from General administrative and other to the Compensation and benefits line of $55 million.
•Under the AMSA, the asset management business reimburses the employee costs associated with the Manager employees providing services to the asset management business. As a result, the impact to Compensation and benefits is an increase of $72 million for the year ended December 31, 2021.
•As part of the AMSA and the Relationship Agreement, the cost associated with the historical long term incentive plans for employees of the asset management business will be recharged back to the Corporation who is responsible for ultimately settling the instruments at the time of exercise. As a result, the impact to Other revenue is an increase of $335 million for the year ended December 31, 2021 to represent the recharge to the Corporation. Expenses incurred under the AMSA are offset by the impact of certain share-based cash settled awards which are required to be revalued at each balance sheet date. For the year ended December 31, 2021, the revaluation resulted in an increase in the equity award liability and as a result the Corporation is responsible for reimbursing the difference to the asset management business.
vi.Tax Impact
The adjustment to reflect the tax effects of the pro forma adjustments is calculated at the average statutory rates in effect in each relevant jurisdiction for the periods presented. The impact of pro forma adjustments has the effect of increasing deductible temporary differences for which no deferred income tax recoveries have been recognized.
The Unaudited Pro Forma Statements of Income for the periods below have been adjusted for the tax impact of asset management business’ pro forma adjustments are as follows:

(millions)	Year ended December 31, 2021
Income tax expense	$(65)
vii.Transaction costs
This adjustment reflects the legal, professional and other fees incurred in relation to the execution of the Arrangement. These costs have been removed from the 2022 Unaudited Pro Forma Statement of Income and included in the 2021 Unaudited Pro Forma Statement of Income in order to reflect the impact of the transaction in the earliest period presented.

5.B    LIQUIDITY AND CAPITAL RESOURCES
See Item 5.A “Operating Results – Liquidity and Capital Resources”.
5.C    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
None.
5.D    TREND INFORMATION
See Item 5.A “Operating Results — Business Environment and Quantitative and Qualitative Risk Disclosures”.
5.E    CRITICAL ACCOUNTING ESTIMATES
See Item 5.A “Operating Results — Summary of Significant Accounting Policies”.

FORM 20-F 115

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A    DIRECTORS AND SENIOR MANAGEMENT
Our Board of Directors and Executive Officers
The table below presents certain information concerning the directors of the Manager as of the date of this Form 20-F.

Name(1)	Position/Title	Age	Principal Occupation(2)
Mark Carney	Chair of the Board and Head of Transition Investing; Director	57	Chair and Head of Transition Investing

Marcel R. Coutu(3)(4)(5)	Lead Independent Director	69	Corporate Director

Bruce Flatt	Chief Executive Officer; Director	57	Chief Executive Officer of the Manager and the Corporation

Olivia (Liv) Garfield(3)(5)	Director	47	Chief Executive Officer of Severn Trent

Nili Gilbert(3)(4)	Director	44	Vice Chairwoman of Carbon Direct LLC

Keith Johnson(3)(4)	Director	47	Senior Managing Director of Sequoia Heritage
		48
Brian W. Kingston	Chief Executive Officer of Real Estate; Director	49	Chief Executive Officer of Real Estate

Allison Kirkby(3)(4)	Director	55	President and Chief Executive Officer of Telia Company

Cyrus Madon	Chief Executive Officer of Private Equity; Director	57	Chief Executive Officer of Private Equity

Diana Noble(3)(5)	Director	61	Founder of Kirkos Partners

Samuel J. B. Pollock	Chief Executive Officer of Infrastructure; Director	56	Chief Executive Officer of Infrastructure

Satish Rai(3)	Director	59	Senior Global Financial Services Executive
(1) Mr. Carney principally lives in Ottawa, Canada. Mr. Coutu principally lives in Calgary, Canada. Mses. Garfield and Noble principally live in London, U.K. Ms. Gilbert and Mr. Kingston principally live in New York, U.S. Mr. Johnson principally lives in Wyoming, U.S. Mr. Flatt principally lives in New York, U.S., London, U.K. and Dubai, UAE. Ms. Kirkby principally lives in Stockholm, Sweden and Windsor, U.K. Messrs. Madon, and Pollock, and Ms. Pearson principally live in Toronto, Canada. Mr. Rai principally lives in Pickering, Canada. The business address for each of the directors is 181 Bay Street, Suite 100, Brookfield Place, Toronto, Ontario M5J 2T3, Canada.
(2) Current principal occupation is with the Manager, unless otherwise noted. See below for the five-year history of each director.
(3) Denotes independent director.
(4) Member of our Audit Committee. Mr. Coutu is Chair of our Audit Committee. All members of our Audit Committee are independent and  financially literate within the meaning of National Instrument 52-110 – Audit Committees.
(5) Member of our Governance, Nominating and Compensation Committee. Ms. Garfield is Chair of our Governance, Nominating and Compensation Committee.

116 BROOKFIELD ASSET MANAGEMENT

The table below presents certain information concerning the executive officers of the Manager as of the date of this Form 20-F.

Name(1)	Position/Title	Age	Principal Occupation(2)

Justin B. Beber	Chief Administrative Officer and General Counsel	53	Chief Administrative Officer and General Counsel of the Manager

Bruce Flatt	Chief Executive Officer; Director	57	Chief Executive Officer of the Manager and the Corporation

Brian W. Kingston	Chief Executive Officer of Real Estate; Director	49	Chief Executive Officer of Real Estate

Cyrus Madon	Chief Executive Officer of Private Equity; Director	57	Chief Executive Officer of Private Equity

Bahir Manios	Chief Financial Officer	44	Chief Financial Officer of the Manager

Craig W. A. Noble	Chief Executive Officer of Alternative Investments	49	Chief Executive Officer of Alternative Investments

Samuel J. B. Pollock	Chief Executive Officer of Infrastructure; Director	56	Chief Executive Officer of Infrastructure

Connor D. Teskey	President of the Manager and Chief Executive Officer of Renewable Power & Transition	35	President of the Manager and Chief Executive Officer of Renewable Power & Transition
(1) Messrs. Beber, Madon, Manios, Noble and Pollock principally live in Toronto, Canada. Mr. Kingston principally lives in New York, U.S. Mr. Flatt principally lives in New York, U.S., London, U.K. and Dubai, UAE. Mr. Teskey principally lives in London, U.K. The business address for each of the executive officers is 181 Bay Street, Suite 100, Brookfield Place, Toronto, Ontario M5J 2T3, Canada.
(2) Current principal occupation is with the Manager, unless otherwise noted. See below for the five-year history of each executive officer.
Mark Carney. Mr. Carney is currently Chair of the Manager and Head of Transition Investing. In this role, he is focused on the development of products for investors that will combine positive social and environmental outcomes with strong risk-adjusted returns. Mr. Carney was a Vice Chair of the Corporation. Mr. Carney is an economist and banker who served as the Governor of the Bank of England from 2013 to 2020, and prior to that as Governor of the Bank of Canada from 2008 until 2013. He was Chair of the Financial Stability Board from 2011 to 2018. Prior to his governorships, Mr. Carney worked at Goldman Sachs as well as the Canadian Department of Finance. Mr. Carney is currently the United Nations Special Envoy for Climate Action and Finance and Co-Chair for the Glasgow Finance Alliance for Net Zero. Mr. Carney is an external member of the board of Stripe, a member of the Global Advisory Board of PIMCO, Senior Counsellor of the MacroAdvisory Partners, a member of the board of Cultivo and Advisor to Watershed. He is also a member of the Group of Thirty, Harvard University, Rideau Hall Foundation, Bilderberg, as well as the boards of Bloomberg Philanthropies, the Peterson Institute for International Economics and the Hoffman Institute for Global Business and Society at INSEAD. Mr. Carney is also Chair of the Advisory Boards of Chatham House and Canada 2020. Mr. Carney holds doctorate and master’s degrees from Oxford University and a bachelor’s degree in Economics from Harvard University.
Marcel R. Coutu. Mr. Coutu is currently and has been a director of the Manager since November 2022 and was a director of the Corporation between 2006 and November 2022. Mr. Coutu is the past Chairman of Syncrude Canada Ltd., a former President and Chief Executive Officer of Canadian Oil Sands Ltd., and Senior Vice-President and Chief Financial Officer of Gulf Canada Resources Limited, and has held a number of senior roles in corporate finance, investment banking, mining and oil & gas exploration and development. Mr. Coutu is a board director of IGM Financial Inc., Power Corporation of Canada, Great-West Lifeco Inc. and the Calgary Stampede Foundation Board. He is a member of the Canadian Council of Chief Executives, a past member of the Board of Governors of the Canadian Association of Petroleum Producers and a past member of the Association of Professional Engineers, Geologists and

FORM 20-F 117

Geophysicists of Alberta. Mr. Coutu holds a Bachelor of Science (Honours) in Geology from the University of Waterloo and an MBA from the University of Western Ontario.
Bruce Flatt. Mr. Flatt is currently the Chief Executive Officer of Brookfield and has served as a director of the Manager since its founding and director of the Corporation since April 2001. Mr. Flatt joined the Corporation in 1990 and became Chief Executive Officer in 2002. Mr. Flatt has been on numerous public company boards over the past three decades and does not currently sit on any external corporate boards.
Olivia (Liv) Garfield. Ms. Garfield is the Chief Executive Officer of Severn Trent, a FTSE 100 water utilities company. Before joining Severn Trent, Ms. Garfield was Chief Executive Officer of Openreach, part of the BT Group, where she spearheaded and oversaw the commercial roll-out of fibre broadband to two-thirds of the country. She joined BT in 2002 and held the pivotal roles of Group Director of Strategy and Regulation, Managing Director Commercial and Brands, Global Services and UK Customer Services Director. From 1998 to 2002, Ms. Garfield worked for Accenture as a consultant in the Communications and High Tech Market Unit, designing and implementing business change solutions across a number of industry sectors. In October 2020, Ms. Garfield was appointed Commander of the Order of the British Empire (CBE) in the Queen’s Birthday Honours for services to the water industry. Ms. Garfield holds a Bachelor of Arts (Honours) from Murray Edwards College, University of Cambridge.
Nili Gilbert. Ms. Gilbert is currently the Vice Chairwoman of Carbon Direct, a leader in scaling carbon management into a global industry through both climate technology investments and client advisory. She is also Chair of the Glasgow Financial Alliance for Net Zero’s Advisory Panel of technical experts, as well as a member of its CEO Principals Group. Ms. Gilbert also sits as the Chair of US Policy for the UN-Convened Asset Owner Alliance and serves as Chairwoman of the Investment Committees of both the David Rockefeller Fund and the Synergos Institute. She is a Senior Advisor at Boston Consulting Group (BCG) and a member of the Social Mission Board of Seventh Generation, a wholly-owned subsidiary of Unilever. Previously, she was Co-Founder and Portfolio Manager of Matarin Capital. Ms. Gilbert received her BA, magna cum laude, from Harvard University, her MBA from Columbia Business School, where she was a Toigo Fellow, and has completed programs in leadership and sustainability at Oxford and Stanford Universities. In addition, Ms. Gilbert is a CFA and CAIA charterholder.
Keith Johnson. Mr. Johnson is founder and currently Senior Managing Director of Sequoia Heritage, a global, evergreen private investment partnership investing on behalf of entrepreneurs, families and philanthropies established in 2010. Prior to Sequoia Heritage, Mr. Johnson held several investment and wealth management positions with the Stanford Management Company, Bel Air Investment Advisors and Salomon Smith Barney (acquired by Morgan Stanley). Mr. Johnson holds a Bachelor of Science in Statistics from the Brigham Young University and an MBA from the UCLA Anderson School of Management. Mr. Johnson is a CFA charterholder.
Brian W. Kingston. Mr. Kingston is currently a Managing Partner of the Manager and Chief Executive Officer of Brookfield Property Group and previously held the same role for the Corporation. Mr. Kingston joined the Corporation in 2001 and was named Chief Executive Officer of Brookfield Property Group in 2015. Prior to his current role, Mr. Kingston led the Corporation’s Australian business activities, holding the positions of Chief Executive Officer of Brookfield Office Properties Australia, Chief Executive Officer of Prime Infrastructure and Chief Financial Officer of Multiplex. Mr. Kingston holds a Bachelor of Commerce degree from Queen's university.
Allison Kirkby. Ms. Kirby is the President and CEO of Telia Company, the leading digital communications provider to the Nordic and Baltic region, and has built deep expertise in the TMT Sector over the past decade. She was previously President and Group CEO of TDC Group until October 2019, and President & Group CEO of Tele2 AB from 2015 to 2018, having been Tele2 AB’s Group CFO from 2014. She has also held financial and operational roles within 21st Century Fox, Virgin Media, Procter & Gamble and Guinness. Ms. Kirkby serves on the board of BT Group as an independent non-executive director, a position she has held since March 2019 and is currently a member of BT Group’s Audit & Risk, Compliance and Nominations Committees. Ms. Kirkby holds an Accounting degree from Glasgow Caledonian University and is a Fellow of the Chartered Institute of Management Accountants.
Cyrus Madon. Mr. Madon is a Managing Partner of the Manager, head of the Manager’s Private Equity Group and Chief Executive Officer of Brookfield Business Partners L.P. and previously held the same role for the Corporation. In this role, he is responsible for the expansion of the Corporation’s private equity business. Mr. Madon joined the Corporation in 1998 and has held a number of senior roles across the organization, including head of the Corporation’s
118 BROOKFIELD ASSET MANAGEMENT

Corporate Lending business. Prior to the Corporation, Mr. Madon worked at PricewaterhouseCoopers in Corporate Finance and Recovery. He holds a Bachelor of Commerce degree from Queen’s University. He is also on the board of the C.D. Howe Institute.
Diana Noble. Ms. Noble's background is in private equity, venture capital and international development. She was a partner of Schroder Ventures, later Permira, for 10 years, founder CEO of eVentures and Reed Elsevier Ventures and from 2011-17 was CEO of British International Investment, the British Government’s development finance institution, investing solely in Africa and South Asia, with a dual mission of financial return and development impact. She is currently a member of the Bank of England’s Court (the Bank’s governing Board) and chaired the 2021 Court Review into Ethnic Diversity and Inclusion at the Bank. Her advisory business, Kirkos Partners advises leaders of PE/VC firms on important strategic events, such as leadership transition. She has recently published research on this topic (“When to Go and How to Go” – Founder and Leader Transition in Private Equity) with Professor Josh Lerner of Harvard Business School. She also chairs The Children’s Society and the Investment Committee of MedAccess, which accelerates access to healthcare products for patients across Africa and South Asia through innovative structures such as volume guarantees for manufacturers.
Samuel J. B. Pollock. Mr. Pollock is currently a Managing Partner of the Manager, head of the Manager’s Infrastructure Group and Chief Executive Officer of Brookfield Infrastructure Partners and previously held the same role for the Corporation. In this role, he is responsible for the expansion of the infrastructure operating business. Since joining the Corporation in 1994, Mr. Pollock has held a number of senior positions across the organization, including leading the Corporation’s corporate investment group and its private equity business. Mr. Pollock holds a Bachelor of Commerce degree from Queen’s University in Kingston, Ontario and is a Chartered Professional Accountant.
Satish Rai. Mr. Rai was formerly the Chief Investment Officer at OMERS overseeing all asset classes globally. Prior to joining OMERS in January 2015, he served as Chief Investment Officer at TD Asset Management where he previously chaired the Committee of the Advancement of Visible Minorities in Leadership Roles and was a Diversity Leadership Council member. Mr. Rai is currently a senior advisor at OMERS and additionally he serves on the Board of Fairfax India, Richcraft Homes and Second Harvest and on the Advisory Committee for Capitalize for Kids. He is a past member of the respective Boards of the University of Waterloo, Michael Garron Hospital Foundation (formerly Toronto East General Hospital Foundation), Toronto Global and Women in Capital Markets. In 2006 he received the Alumni Achievement Medal from Waterloo’s Faculty of Mathematics. Mr. Rai holds both a Bachelor of Mathematics (University of Waterloo) and a CFA and is a member of the Young Presidents’ Organization/World Presidents’ Organization.
Justin B. Beber. Mr. Beber is currently a Managing Partner, Chief Administrative Officer and General Counsel of the Manager and was a Managing Partner, Head of Corporate Strategy and Chief Legal Officer of the Corporation. In this role, he provides strategic and legal advice across the asset management business, acts as counsel to and corporate secretary for the Board and has oversight of legal, compliance and risk activities of the Manager. Since joining Brookfield in 2007, Mr. Beber has held a number of senior positions across the organization, including Head of Strategic Initiatives for Brookfield Infrastructure Group. Prior to joining Brookfield, Mr. Beber was a partner with a leading Toronto-based law firm, where his practice focused on corporate finance, mergers and acquisitions and private equity. Mr. Beber earned his combined MBA/LLB from the Schulich School of Business and Osgoode Hall Law School at York University and holds a Bachelor of Economics from McGill University. He is a member of the Law Society of Ontario.
Bahir Manios. Mr. Manios is currently the Chief Financial Officer of the Manager. In this role, he is responsible for overseeing finance, treasury, tax, investor relations and IT functions. Mr. Manios joined the Corporation in 2004 and most recently held the role of Managing Partner of the Corporation and the Chief Strategy Officer of Brookfield Infrastructure and Chief Investment Officer of Brookfield Reinsurance. In this capacity, he has the overall responsibility for investment performance, growth initiatives and funding activities across the business. Mr. Manios is a graduate of the School of Business and Economics at Wilfrid Laurier University and is a member of the Canadian Institute of Chartered Accountants.
Craig W. A. Noble. Mr. Noble is currently a Managing Partner and Chief Executive Officer of Alternative Investments of the Manager and previously held the same role for the Corporation. In this role, he is responsible for the Manager’s asset management business, including servicing and growing the client base and the expansion of the Corporation’s

FORM 20-F 119

client offerings and strategies. Since joining the Corporation in 2004, Mr. Noble has held a number of senior positions across the organization, including CEO of the Corporation’s Public Securities business and various investment roles in the private and public markets. Mr. Noble holds a Master of Business Administration degree from York University and a Bachelor of Commerce degree from Mount Allison University. Mr. Noble is also a CFA charterholder.
Connor D. Teskey. Mr. Teskey is currently the President of the Manager, head of Brookfield's Renewable Power and Transition business and Chief Executive Officer of Brookfield Renewable Partner and previously was a Managing Partner for the Corporation. In this role, he is responsible for investments, operations and the expansion of the Renewable Power & Transition business. Mr. Teskey is also Brookfield’s Head of Europe, with responsibility for overseeing the Firm’s business activities in the region. Since joining the Corporation in 2012, Mr. Teskey has held a number of senior positions across the organization, including serving as Chief Investment Officer of the Corporation’s Renewable Power and Transition business. Mr. Teskey holds a Bachelor of Business Administration (Honours) degree from the University of Western Ontario.
Indebtedness of Directors and Executive Officers
To the knowledge of the Manager, no current or former director, officer or employee of the Manager, nor any associate or affiliate of any of them, is or was indebted to the Manager at any time since its formation.
Directors’ and Officers’ Liability Insurance
The directors and officers of the Manager are covered by D&O insurance. Under this insurance coverage, the Manager is reimbursed for insured claims where payments have been made under indemnity provisions on behalf of the directors and officers of the Manager, subject to a deductible for each loss, which are paid by us. Individual directors and officers of the Manager are also reimbursed for insured claims arising during the performance of their duties for which they are not indemnified by us. Excluded from insurance coverage are illegal acts, acts which result in personal profit and certain other acts.
6.B    COMPENSATION
Director Compensation
For the year ended December 31, 2022, our directors were entitled to an annual retainer of $250,000 for their service on the board of directors and committees of the Manager, and reimbursement of expenses incurred in attending meetings. The chair of the Audit Committee was entitled to receive an additional $35,000 and members of the Audit Committee received an additional $10,000 for serving in such positions on an annual basis. The chair of the Governance, Nominating and Compensation Committee was entitled to receive an additional $15,000. Amounts paid to directors during the year were prorated. All directors who regularly reside outside Toronto and New York City areas are entitled to receive an additional $15,000 on an annual basis. Directors who are not independent due to their employment with Brookfield receive no fees for their services on the Board.
During 2022, our directors received approximately $86,013 in aggregate compensation for all services to our company and our subsidiaries.
Executive Compensation
Our named executive officers (“NEOs”) comprise the core senior management team of the Manager and include Bruce Flatt, Bahir Manios, Connor Teskey, Brian Kingston, Sam Pollock and Cyrus Madon. Compensation of our NEOs is determined and approved by the Governance, Nominating and Compensation Committee. The primary elements of total historical compensation for our NEOs include base salary, annual management incentive plan awards, and participation in long-term incentive plans.
120 BROOKFIELD ASSET MANAGEMENT

Our NEOs received approximately $5,771,2403 in the aggregate in cash compensation, including cash incentive compensation, paid by Brookfield for all services in fiscal year 2022. In addition, our NEOs received in the aggregate options to acquire 113,375 Class A Shares and received 3,450,000 non-voting common shares ("Escrowed Shares"), granted in February 2023 in respect of performance in 2022. We did not set aside or accrue any amounts in the year ended December 31, 2022 to provide pension, retirement or similar benefits to our directors or executive officers.
The Manager’s long-term incentive plans are intended to enable participants to create wealth through increases in the value of the Class A Shares. The purpose of these arrangements is to align the interests of the Manager’s shareholders and management and to motivate executives to improve our long-term financial success, measured in terms of enhanced shareholder value over the long-term. This opportunity for wealth creation enables the Manager to attract and retain talented executives.
Management Share Option Plan
The Manager's management share option plan governs the granting to executives of options. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award, are exercisable over a ten-year period and is administered by the Board. Options are typically granted in late February or early March of each year as part of the annual compensation review. The Manager’s Governance, Nominating and Compensation Committee has a specific written mandate which includes reviewing and approving executive compensation. The Governance, Nominating and Compensation Committee makes recommendations to the Board with respect to the proposed allocation of options based, in part, upon the recommendations of the Manager’s Chief Executive Officer. The Board must then give its final approval. The number of options granted to the Manager’s NEOs is determined based on the scope of their roles and responsibilities and their success in achieving the Manager’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for the Class A Shares on the NYSE for the five business days preceding the effective grant date.
Restricted Stock and Escrowed Stock Plans
The Manager has an escrowed stock plan (the “Manager Escrowed Stock Plan”). The Manager Escrowed Stock Plan was established to provide the Manager and its executives with alternatives to the Manager’s other long-term incentive plans which would allow executives to increase their share ownership. The plan governs the award of Escrowed Shares of one or more private companies (each an “Escrow Company”) to executives or other individuals designated by the Governance, Nominating and Compensation Committee. Each Escrow Company is capitalized with common shares and preferred shares issued to the Manager for cash proceeds. Each Escrow Company uses its cash resources to directly and indirectly purchase the Class A Shares. Dividends paid to each Escrow Company on the Class A Shares acquired by the Escrow Company will be used to pay dividends on the preferred shares which are held by the Manager. The Class A Shares acquired by an Escrow Company will not be voted. Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the award date and must generally be held until the fifth anniversary of the award date. Each holder may exchange Escrowed Shares for Class A Shares issued from treasury no more than 10 years from the award date. The value of Class A Shares issued to a holder on an exchange is equal to the increase in value of the Class A Shares held by the applicable Escrow Company.
6.C    BOARD PRACTICES
Board Structure, Practices and Committees
The structure, practices and committees of the Board, including matters relating to the size, independence and composition of the Board, the election and removal of directors, requirements relating to board action and the powers delegated to board committees are governed by the Articles and policies adopted by the Board. The Board is responsible for exercising the management, control, power and authority of the Manager except as required by applicable law or the
3 The Manager’s cost for fiscal 2022 for cash compensation, including cash incentive compensation is equal to its proportionate share for services received from December 9 to December 31, 2022, which totaled $363,667.

FORM 20-F 121

Articles. The following is a summary of certain provisions of the Articles and policies that affect the Manager’s governance.
Meetings of the Board
The Board meets at least once each quarter and holds additional meetings as necessary to consider special businesses. Private sessions of the independent directors without management present are held at the end of each regularly scheduled and special board meeting. Private sessions of the committees without management present are also held after each committee meeting.
Size, Independence and Composition of Our Board
The Manager has a policy in relation to the number of independent members on the Board in order to ensure that the Board operates independent of management and effectively oversees the conduct of management. The Manager obtains information from its directors annually to determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the Governance, Nominating and Compensation Committee, which evaluates director independence based on the guidelines set forth under applicable securities laws.
The Board is comprised of twelve (12) directors, six (6) of whom are independent. We expect to appoint one additional independent directors by the annual general meeting. We expect that the Board will be majority independent no later than the annual meeting that follows the completion of the Manager’s first full fiscal year after the Arrangement.
Election and Removal of Directors
In the election of directors, holders of the Class A Shares are entitled to elect one-half of the Board. The BAM Partnership, which holds the Class B Shares, is entitled to elect the other one-half of the Board. Consistent with the Corporation’s articles, the Manager’s Articles provide for cumulative voting for the election of directors. Each holder of shares of a class or series of shares of the Manager entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among the candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have distributed the holder’s votes equally among the candidates for whom the holder voted.
Each of our directors will serve until the next annual meeting of shareholders of the Manager or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the Board may be filled by the directors and additional directors may be added by a resolution of our shareholders. A director may be removed from office by a resolution of our shareholders. A director will be removed from the Board if he or she is convicted of an indictable offence or ceases to be qualified to act as a director of a company and does not promptly resign.
Majority Voting Policy
The Board has adopted a Majority Voting Policy stipulating that, if the total number of shares voted in favour of the election of a director nominee represents less than a majority of the total shares voted and withheld for that director, the nominee will tender his or her resignation immediately after the meeting. Within 90 days of the meeting, the Board will determine whether or not to accept a director’s resignation and will issue a press release announcing the Board’s decision, a copy of which will be provided to the TSX. Absent exceptional circumstances, the Board will accept the resignation. The resignation will be effective when accepted by the Board. If the Board determines not to accept a resignation, the press release will fully state the reasons for that decision. A director who tenders his or her resignation will not participate in a meeting of the Board at which the resignation is considered. The Majority Voting Policy does not apply in circumstances involving contested director elections.
122 BROOKFIELD ASSET MANAGEMENT

Mandate of the Board
The Board oversees the management of the Manager’s business and affairs directly and through two standing committees: Audit and Governance Committees. The responsibilities of the Board and each committee, respectively, are set out in written charters, which are reviewed and approved annually by the Board.
The Board is responsible for:
•overseeing the Manager’s long-term strategic planning process and reviewing and approving its annual business plan;
•overseeing management’s approach to managing the impact of key risks facing the Manager;
•safeguarding shareholders’ equity interests through the optimum utilization of the Manager’s capital resources;
•promoting effective corporate governance;
•overseeing the Manager’s ESG program and related practices;
•reviewing major strategic initiatives to determine whether management’s proposed actions accord with long-term corporate goals and shareholder objectives;
•assessing management’s performance against approved business plans;
•appointing the Chief Executive Officer, overseeing the Chief Executive Officer’s selection of other members of the Manager’s senior management and reviewing succession planning; and
•reviewing and approving the reports issued to shareholders, including annual and interim financial statements.
Term Limits and Board Renewal
The Governance, Nominating and Compensation Committee leads the effort to identify and recruit candidates to join the Board. In this context, the Manager’s view is that the Board should reflect a balance between the experience that comes with longevity of service on the Board and the need for renewal and fresh perspectives.
The Manager does not support a mandatory retirement age, director term limits or other mandatory board of directors turnover mechanisms because its view is that such policies are overly prescriptive; therefore, the Manager does not have term limits or other mechanisms that compel board of directors turnover.
The Manager does believe that periodically adding new voices to the Board can help the Manager adapt to a changing business environment and board of directors renewal is a priority. The Governance, Nominating and Compensation Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board.
Transactions in which a Director has an Interest
A director who directly or indirectly has an interest in a contract, transaction or arrangement with the Manager, our asset management business or certain of our affiliates is required to disclose the nature of his or her interest to the full Board. Such disclosure may take the form of a general notice given to the Board to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. A director may participate in any meeting called to discuss the transaction in which the director has a disclosable interest, but must abstain from voting on any vote called to approve any such transaction, and any transaction approved by the Board will not be void or voidable solely because a director failed to disclose an interest he or she had in such transaction or the director was present at or participated in the meeting in which the approval was given.

FORM 20-F 123

Director Share Ownership Requirements
We believe that directors can better represent shareholders if they have economic exposure to the Manager themselves. We expect that directors of the Manager hold sufficient number of the Class A Shares, restricted shares and/or DSUs having, in the aggregate, a value equal to at least two times their aggregate annual retainer fee for serving as a director of the Manager, as determined by the Board from time to time. Directors of the Manager are required to meet this requirement within six years of their date of appointment.
Committees of the Board
The two standing Audit and Governance Committees of the Board assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented.
The responsibilities of the Audit and Governance Committees are set out in written charters, which are reviewed and approved annually by the Board. It is the Board’s policy that all committees must consist entirely of independent directors. Special committees may be formed from time to time to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, each standing committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.
Audit Committee
The Audit Committee is responsible for monitoring the Manager’s systems and procedures for financial reporting and associated internal controls and the performance of the Manager’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by the full Board and release to the public, such as the Manager’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee meets regularly in private session with the Manager’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian and U.S. securities laws, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from the Manager. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of the Manager to the Board for a determination as to whether this association affects the independent status of the director.
For so long as the Manager is required to provide our asset management business financial information to its shareholders, the Manager’s Audit Committee will have the right to engage directly with our asset management business’ external and internal auditors and to be involved in the preparation of quarterly and annual financial statements and management’s discussion and analysis for our asset management business. See Item 7.B “Related Party Transactions — Relationship Agreement”, Item 10.C “Material Contracts” and “Appendix A — Audit Committee Charter”.
Governance, Nominating and Compensation Committee
It is the responsibility of the Governance, Nominating and Compensation Committee, in consultation with the Chair, to assess from time to time the size and composition of the Board and its committees, to review the effectiveness of the Board operations and its relations with management, to assess the performance of the Board, its committees and individual directors, to review the Manager’s statement of corporate governance practices and to review and recommend the directors’ compensation. The Board implements a formal procedure for evaluating the performance of the Board, its committees and individual directors – the Governance, Nominating and Compensation Committee reviews the performance of the Board, its committees and the contribution of individual directors on an annual basis.
The Governance, Nominating and Compensation Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to the Board and for recommending candidates for membership on the Board, including the candidates proposed to be nominated for election to the Board at the annual meeting of shareholders. To do this, the Governance, Nominating and Compensation Committee maintains an “evergreen” list of candidates to ensure
124 BROOKFIELD ASSET MANAGEMENT

outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by the Board to ensure that the Board has the appropriate mix of talent, quality, skills, diversity, perspectives and other requirements necessary to promote sound governance and the effectiveness of the Board. The Governance, Nominating and Compensation Committee is also responsible for overseeing the Manager’s and our asset management business’ approach to ESG matters, which includes a review of their ESG initiatives and any material disclosures regarding ESG matters.
The Governance, Nominating and Compensation Committee is also responsible for reviewing and reporting to the Board on management resource matters for the Manager and our asset management business, including ensuring a diverse pool for succession planning, the job descriptions and annual objectives of senior executives, the form of executive compensation in general including an assessment of the risks associated with the compensation plans and the levels of compensation of the senior executives, including Mr. Flatt in his capacity as the Manager’s Chief Executive Officer. Mr. Flatt’s compensation in his capacity as the Corporation’s Chief Executive Officer is set by the Corporation’s compensation committee. The Governance, Nominating and Compensation Committee also reviews the performance of senior management against written objectives and reports thereon. In addition, the Governance, Nominating and Compensation Committee is responsible for reviewing any allegations of workplace misconduct claims that are brought to the Committee’s attention through the Manager’s ethics hotline, a referral from the Manager’s human resources department, or otherwise.
In reviewing the Manager’s and our asset management business’ compensation policies and practices each year, the Governance, Nominating and Compensation Committee seeks to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of the Manager. The Governance, Nominating and Compensation Committee also seeks to ensure the Manager’s and our asset management business’ compensation practices do not encourage excessive risk-taking behavior by the senior management team. The participation in long-term incentive plans is intended to discourage executives from taking excessive risks in order to achieve short-term unsustainable performance.
All members of the Governance, Nominating and Compensation Committee meet the standard director independence test in that they have no relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of their independent judgment. The Board has also adopted a heightened test of independence for all members of the Governance, Nominating and Compensation Committee, which entails that the Board has determined that no Governance, Nominating and Compensation Committee member has a relationship with senior management that would impair the member’s ability to make independent judgments about the Manager’s or our asset management business’ executive compensation. We believe this additional independence test complies with the test in the listing standards of the NYSE. Additionally, the Governance, Nominating and Compensation committee evaluates the independence of any advisor it retains in order to comply with the aforementioned NYSE listing standards.
Board, Committee and Director Evaluation
The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, the committees and individual directors. A survey is sent annually to independent directors inviting comments and suggestions on areas for improving the effectiveness of the Board and its committees. The results of this survey are reviewed by the Governance, Nominating and Compensation Committee, which makes recommendations to the Board as required. Each independent director also receives a self-assessment questionnaire and all directors are required to complete a skill-set evaluation which are used by the Governance, Nominating and Compensation Committee for planning purposes. The Chair also holds private interviews with each non-management director annually to discuss the operations of the Board and its committees, and to provide any feedback on the individual director’s contributions.
Code of Business Conduct and Ethics
The Manager’s policy is that all its activities be conducted with the utmost honesty, integrity, fairness and respect and in compliance with all legal and regulatory requirements. To that end, the Manager maintains a Code of Conduct, a copy of which is available on our website at https://bam.brookfield.com and has been filed on our SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov, and has been filed as an exhibit to this Form 20-F. The Code of Conduct sets out the guidelines and principles for how directors and employees should conduct themselves as members

FORM 20-F 125

of our team. Preserving our corporate culture is vital to the organization and following the Code of Conduct helps us do that.
All directors, officers and employees of the Manager are required to provide a written acknowledgment upon joining the Manager that they are familiar with and will comply with the Code of Conduct. All directors, officers and employees of the Manager are required to provide this same acknowledgment annually. The Board reviews the Code of Conduct annually to consider whether to approve changes in the Manager’s standards and practices.
6.D    EMPLOYEES
We have a team of over 2,500 investment and asset management professionals that are integral to the business, including individuals focused on our core investment strategies and those undertaking various corporate activities. Approximately 100 of these are employed by the Manager and the remainder are employed by the Asset Management Company and its subsidiaries. The Manager provides the services of our employees to the Asset Management Company on a cost recovery basis under the Asset Management Services Agreement, which is described in Item 7.B “Related Party Transactions — Asset Management Services”. Our long-term approach to our business influences everything we do, including how we make investment decisions, how we support and oversee our businesses, and how we develop our people and compensate them. Our employee compensation programs link a significant portion of employee rewards to successful investment outcomes. Our emphasis on fostering collaboration enables us to benefit from a diverse set of skills and experiences. Our talent management processes and our approach to long-term compensation encourage collaboration. This shows itself in a number of ways, including in the sharing of expertise and best practices through both formal and informal channels and building relationships and capabilities through employee secondments and transfers.
We have a group of dedicated operations professionals in all our key regions that have extensive experience leading businesses. We take an active role in enhancing the performance of the assets and businesses we acquire. As a result, our operations team is fully integrated – meaning our operations professionals sit alongside our experienced investment team working hand in hand from diligence to the execution of our business plan and through the monetization phase of an investment. The team works closely with the senior management teams of the companies in which we invest to develop and implement business improvements that enable us to increase cash flow and our return on capital. While enhancement opportunities may differ across assets and businesses, they generally involve a combination of strategic repositioning, focus on operational excellence and enhanced commercial execution.
We recognize that people drive our success, and therefore hiring, developing and retaining our people is one of our top priorities. We do this by ensuring our people are constantly engaged and provide a wide range of development opportunities across all levels. We aim to create an environment that is built on strong relationships and conducive to developing our workforce, and where individuals from diverse backgrounds can thrive.
6.E    SHARE OWNERSHIP
As of March 31, 2023, the directors and officers of the Manager, and their respective associates, as a group, beneficially hold direct, indirect and economic interest in approximately 7.7% of the outstanding Class A Shares.
2022 Management Share Option Plan
The 2022 MSOP is established to advance the interests of the Manager by (i) providing officers, employees or consultants of the Manager and the Asset Management Company with additional incentive; (ii) encouraging stock ownership by such persons; (iii) increasing the proprietary interest of such persons in the success of the Manager; (iv) encouraging such persons to remain with Brookfield; and (v) attracting new employees and officers. The 2022 MSOP also includes provisions that apply to options held by participants who are subject to taxation in Brazil in respect of the options. The 2022 MSOP is administered by the Board.
The maximum number of Class A Shares that may be reserved for issuance for all purposes under the 2022 MSOP is 17,500,000 Class A Shares, subject to adjustment in accordance with the provisions of the 2022 MSOP. The maximum number of Class A Shares that may be reserved for issuance to any one person under the 2022 MSOP shall not exceed 5% of the outstanding Class A Shares (on a non-diluted basis), less the aggregate number of Class A Shares reserved for
126 BROOKFIELD ASSET MANAGEMENT

issuance to such person under any other security-based compensation arrangement of the Manager. The maximum number of Class A Shares that are issuable to insiders of the Manager at any time pursuant to the exercise of options granted under the 2022 MSOP and issuable under all other security-based compensation arrangements of the Manager shall not exceed 10% of the Manager’s issued and outstanding Class A Shares. The maximum number of Class A Shares that are issued to insiders of the Manager within a one-year period pursuant to the exercise of Options granted under the 2022 MSOP and issued under all other security-based compensation arrangements of the Manager shall not exceed 10% of the Manager’s issued and outstanding Class A Shares. The Board may determine when any option shall become vested and exercisable under the 2022 MSOP and may determine that the option shall be vested in installments. Under the 2022 MSOP, options typically become vested as to 20% at the first anniversary date after the grant and as to 20% at the end of each subsequent anniversary date up to and including the fifth anniversary date of the grant.
The 2022 MSOP is effective as of December 9, 2022 and is governed by the laws of the Province of Ontario and the laws of Canada applicable therein.
2022 Non-Qualified Management Share Option Plan
The 2022 Non-Qualified MSOP is established to advance the interests of the Manager by (i) providing officers, employees or consultants of the Manager and the Asset Management Company with additional incentive; (ii) encouraging stock ownership by such persons; (iii) increasing the proprietary interest of such persons in the success of the Manager; (iv) encouraging such persons to remain with Brookfield; and (v) attracting new employees and officers. The 2022 Non-Qualified MSOP also includes provisions that apply to options held by participants who are subject to taxation in Brazil in respect of the options. The 2022 Non-Qualified MSOP is administered by the Board.
The maximum number of Class A Shares that may be reserved for issuance for all purposes under the 2022 Non-Qualified MSOP is 12,500,000 Class A Shares, subject to adjustment in accordance with the provisions of the 2022 Non-Qualified MSOP. The maximum number of Class A Shares that may be reserved for issuance to any one person under the 2022 Non-Qualified MSOP shall not exceed 5% of the outstanding Class A Shares (on a non-diluted basis), less the aggregate number of Class A Shares reserved for issuance to such person under any other security-based compensation arrangement of the Manager. The maximum number of Class A Shares that are issuable to insiders of the Manager at any time pursuant to the exercise of options granted under the 2022 Non-Qualified MSOP and issuable under all other security-based compensation arrangements of the Manager shall not exceed 10% of the Manager’s issued and outstanding Class A Shares. The maximum number of Class A Shares that are issued to insiders of the Manager within a one-year period pursuant to the exercise of options granted under the 2022 Non-Qualified MSOP and issued under all other security-based compensation arrangements of the Manager shall not exceed 10% of the Manager’s issued and outstanding Class A Shares.
The 2022 Non-Qualified MSOP is effective as of December 9, 2022 and is governed by the laws of the Province of Ontario and the laws of Canada applicable therein.
Escrowed Stock Plan
The Escrowed Stock Plan is established to award designated executives with compensation that provides the opportunity to earn investment returns tied to the performance of Class A Shares and aligns their long-term interests with those of the Manager’s shareholders. The Escrowed Stock Plan also includes a sub-plan (the “Brazil Sub-Plan”), the terms of which apply to escrowed shares offered to participants of the Escrowed Stock Plan in Brazil.
The maximum number of shares that may be issued in aggregate under the Escrowed Stock Plan and the Brazil Sub-Plan is 11,000,000 Class A Shares, subject to adjustment in accordance with the provisions of the Escrowed Stock Plan and the Brazil Sub-Plan. The maximum number of Class A Shares that are issuable to any one person at any time pursuant to the Escrowed Stock Plan and all other security-based compensation arrangements of the Manager shall not exceed 5% of the issued and outstanding Class A Shares. The maximum number of Class A Shares that are issuable to insiders of the Manager at any time pursuant to the Escrowed Stock Plan and all other security-based compensation arrangements of the Manager shall not exceed 10% of the issued and outstanding Class A Shares. The maximum number of Class A Shares that are issued to insiders of the Manager within a one-year period pursuant to the Escrowed Stock Plan and all other

FORM 20-F 127

security-based compensation arrangements of the Manager shall not exceed 10% of the issued and outstanding Class A Shares.
The Escrowed Stock Plan is administered by the Board. The Board is authorized, subject to the provisions of the Escrowed Stock Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Escrowed Stock Plan and to make determinations and take such other action in connection with or in relation to the Escrowed Stock Plan as it deems necessary or advisable. Any executive of the Manager and the Asset Management Company designated by the Board, or any other person designated by the Board, is eligible to participate in the Escrowed Stock Plan. The number of Escrowed Shares to be granted to each participant of the Escrowed Stock Plan will be determined at the discretion of the Board. Unless otherwise determined by the Board, the escrowed shares under the Escrowed Stock Plan will become vested as to 20% at the first anniversary of the applicable grant date and as to 20% on each subsequent anniversary of the applicable grant date up to and including the fifth anniversary of the applicable grant date. The participants of the Escrowed Stock Plan are entitled to exercise any voting rights associated with the escrowed shares, including the unvested shares.
The Escrowed Stock Plan is effective as of December 9, 2022 and is governed by the laws of the Province of Ontario and the laws of Canada applicable therein.
Restricted Stock Plan
The Restricted Stock Plan is established to provide designated executives of the Manager and the Asset Management Company with compensation that will align their long-term interests with those of the Manager’s shareholders. The Restricted Stock Plan is administered by the Governance, Nominating and Compensation Committee.
Non-resident executives and key employees of the Manager and the Asset Management Company, who are not resident of Canada, designated by the Governance, Nominating and Compensation Committee, are eligible to participate in the Restricted Stock Plan. Participants of the Restricted Stock Plan will have the opportunity each year to elect to receive all or a portion of the bonus to which they may be entitled, in the form of restricted shares. Such election shall be made in accordance with the Manager’s policies from time to time. Except as otherwise determined by the Governance, Nominating and Compensation Committee, restricted shares received in lieu of a participant’s cash bonus under the Restricted Stock Plan will vest immediately and all other restricted shares will vest in equal installments of 20% on each of the first through fifth anniversaries of the date of grant unless otherwise specifically outlined at the time of the award.
The Restricted Stock Plan is effective as of December 9, 2022 and is governed by the laws of the State of New York.

ITEM 6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
128 BROOKFIELD ASSET MANAGEMENT

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
Section 7.A presents information regarding beneficial ownership of the Class A Shares4 by each person or entity that beneficially own 5% or more of the Class A Shares and the beneficial ownership by such persons of the Class B Shares, based on reports filed under Section 13(d) or Section 13(g) of the Exchange Act. The Class A Shares held by the principal shareholders listed below do not entitle such shareholder to different voting rights than those of other holders of the Class A Shares. The Class A Shares and Class B Shares have different voting rights. See Item 10.B “Memorandum and Articles of Association”.
For close to 50 years, executives of the Corporation have held a substantial portion of their investment in Corporation Class A Shares, as well as stewardship of the Corporation Class B Shares, in partnership with one another, which we refer to as the “Partnership”. This Partnership, whose members include both current and former senior executives of Brookfield, each a Partner and collectively the Partners, has been and continues to be instrumental in ensuring orderly management succession while fostering a culture of strong governance and mutual respect, a commitment to collective excellence and achievement and a focus on long-term value creation for all stakeholders of Brookfield.
We believe that the Partnership promotes decision-making that is entrepreneurial, aligned with the long-term interests of Brookfield, and collaborative. The financial strength and sustainability of the Partnership is underpinned by a consistent focus on renewal – longstanding members mentoring new generations of leaders and financially supporting their admission as partners. We believe this is a critical component to preserving Brookfield’s culture and vision.
Over several decades, and through economic downturns and financial disruptions, the Partnership has proven itself resolutely focused on the long-term success of the Corporation for the benefit of all stakeholders. This long-term focus is considered critical to the sustainability of the asset management business.
In order to foster within the Manager the same benefits of long-term stability and continuity as the Corporation has benefited from, the share capital of the Manager has been structured to mirror that of the Corporation, providing holders of the Class A Shares with governance rights that are intended to be the same as the rights of holders of the Corporation Class A Shares. Similarly, the Class B Shares are held in the BAM Partnership, the trust that also owns the Corporation Class B Shares. The BAM Partnership owns 21,280 Class B Shares, representing 100% of the Class B Shares.
The beneficial interests in the BAM Partnership, and the voting interests in its trustee, are held as follows: one-third by Jack L. Cockwell, one-third by Bruce Flatt, and one-third jointly by Brian W. Kingston, Brian D. Lawson, Cyrus Madon, Samuel J.B. Pollock and Sachin Shah in equal parts. These individuals, the majority of whom also are directors and officers of the Manager, also beneficially own, in the aggregate (but not as a group) approximately 10.8% of the Class A Shares. The trustee votes the Class B Shares with no single individual or entity controlling the BAM Partnership.
In the event of a fundamental disagreement among the shareholders of the trustee (and until the disagreement is resolved), three individuals have been granted the authority to govern and direct the actions of the BAM Partnership. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with Brookfield. The individuals, at the current time, none of whom are Partners, are Marcel R. Coutu, Frank J. McKenna and Lord O’Donnell. On an aggregate basis, Messrs. Coutu, McKenna and O’Donnell currently own less than 0.01% of the Class A Shares.
The Partners collectively hold direct, indirect and economic interests in approximately 75 million Class A Shares, (on a fully diluted basis) representing approximately 18% of the Manager’s issued and outstanding shares of this class. These economic interests consist primarily of (i) the direct ownership of Class A Shares, as well as indirect ownership (such as Class A Shares that are held through holding companies and by foundations), by the Partners on an individual basis; and
4 Beneficial ownership includes voting or investing power with respect to the securities. Class A Shares issuable in respect of securities currently exercisable or exercisable within sixty (60) days of the date of this section are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

FORM 20-F 129

(ii) the Partners’ proportionate beneficial interests in Class A Shares held by investment entities named Partners Limited and Partners Value Investments LP (“PVI”).
PVI is a limited partnership under the laws of the province of Ontario and Partners Value Split Corp. is a corporation organized under the laws of the province of Ontario. Based on the Schedule 13D filed jointly by PVI and Partners Value Split Corp. on February 13, 2023, PVI is the beneficial owner of 32,583,973 Class A Shares acquired upon completion of the Arrangement representing 7.9% of the Class A Shares, over which PVI has shared voting and dispositive power through its subsidiary Partners Value Split Corp., which is holder of record of 29,902,862 Class A Shares, and its other subsidiaries, PVII BAM Holdings LP, Partners Value Investments Inc. and PVII Subco Inc.
As at March 31, 2023, directors and executive officers of the Manager collectively hold direct, indirect and economic interests in approximately 31.6 million Class A Shares, representing approximately 7.7% of the Manager’s issued and outstanding shares of this class. This includes shares held by directors and executive officers of the Manager pursuant to their pro rata interests beneficially through Partners Limited and PVI and the Manager’s escrowed share program. In particular, the Manager's executive officers hold direct, indirect and economic interests in Class A Shares as follows:

Executive Officers	Holdings
Bruce Flatt Chief Executive Officer	17,039,014
Justin B. Beber Chief Administrative Officer and General Counsel	616,237
Bahir Manios Chief Financial Officer	83,002
Craig W.A. Noble Chief Executive Officer of Alternative Investments	591,887
Connor Teskey President of the Manager and Chief Executive Officer of Renewable Power & Transition	1,233,626
Brian W. Kingston Chief Executive Officer of Real Estate	1,706,425
Cyrus Madon Chief Executive Officer of Private Equity	3,810,792
Samuel J. B. Pollock Chief Executive Officer of Infrastructure	6,261,427
As of March 3, 2023, 357,760 of our outstanding Class A Shares were held by 2,843 holders of record in the United States, not including the Class A Shares held of record by DTC. As of March 3, 2023, DTC was the holder of record of 146,804,361 Class A Shares.
See also the information contained in this Form 20-F under Item 3.D “Risk Factors— Risks Relating to the Manager”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions”.
7.B    RELATED PARTY TRANSACTIONS
The Arrangement involved the division of Brookfield Asset Management Inc. (now known as Brookfield Corporation) into two publicly traded companies – the Corporation, which continues to own the capital it held prior to the Arrangement plus 75% of the Asset Management Company and the Manager, which owns 25% of the Asset Management Company. Our asset management business is a leading global alternative asset management business. The Arrangement was designed to enhance long-term value for shareholders by creating separate identities for these two distinct businesses, while preserving the mutual benefit and competitive advantages derived from the combination of the Corporation’s significant resources and the Manager’s asset management business. We believe this benefits the Manager and the Corporation and thus their respective shareholders. We believe the Corporation continues to be aligned with the Manager as a 75% owner of the Asset Management Company and given its entitlement to receive 33% of the carried interest on new sponsored funds of the Asset Management Company, will invest capital in the Asset Management Company’s sponsored funds, while also investing capital in and pursuing its own business initiatives. We expect this will preserve the synergies and alignment that have long existed between our asset management business and proprietary capital, including the sharing of industry expertise and accessing the operating expertise across the Corporation’s
130 BROOKFIELD ASSET MANAGEMENT

platforms. Due to the Manager’s and the Corporation’s ownership interest in the Asset Management Company, if the Corporation and the Manager do not make pro rata investments in the Asset Management Company, whether in connection with acquisitions or otherwise, the relative percentage shareholdings of the Corporation and the Manager would change.
See also Note 7 to the Manager's consolidated financial statements and Note 14 to the Asset Management Company's consolidated and combined financial statements, included in this Form 20-F.
In connection with the Arrangement, the Manager, the Corporation and/or the Asset Management Company, as applicable, entered into a number of agreements as described below.
Relationship Agreement
The Corporation, the Manager and the Asset Management Company have entered into the Relationship Agreement to govern aspects of their relationship following the Arrangement. Under the Relationship Agreement, the Corporation, directly or through its subsidiaries (excluding our asset management business) or Brookfield Reinsurance, has the right (but not the obligation) to participate up to 25% in each new sponsored fund or other entity of our asset management business. Any commitment of our asset management business to such sponsored fund is separate from the up to 25% allocation of the Corporation. For the Corporation’s perpetual affiliates, existing fee arrangements continue to apply. For any capital committed by the Corporation or a subsidiary (other than a perpetual affiliate) or Brookfield Reinsurance, a fee may be paid as agreed between the relevant party and our asset management business; in other cases, particularly where such capital is of strategic value to supporting our asset management business’ activities, no fee may apply.
The Corporation has no obligation to provide backstops or other guarantees relating to new investments or acquisitions, or to commit capital on a transitional basis while other investors are being sourced, but any arrangements or understandings existing at the time of completion of the Arrangement have been continued. Moreover, if the Corporation (i) makes transitory investments, it is generally entitled to receive the same cost of carry for such investment as the relevant fund of our asset management business is entitled to under its fund documents (typically 8%) or (ii) provides backstops or guarantees, it is entitled to receive stand-by / commitment fees at market rates, in each case, unless otherwise agreed to by the parties. In connection with other arrangements, the Corporation is entitled to receive such other compensation as otherwise may be mutually agreed between the parties.
The Corporation retains all of the ownership interests in the perpetual affiliates. The Asset Management Company is entitled to receive the incentive distributions (if any) paid. In addition, the Manager and the Asset Management Company agree with the Corporation that they perform (or cause the Service Providers to perform) all obligations that the Service Providers have under the Master Services Agreements and Affiliate Relationship Agreements. The base management fee is earned by the Service Providers and the parties agree that these agreements cannot be terminated without the Corporation’s consent. See Item 7.B “Related Party Transactions — Governance and Management of Perpetual Affiliates” below.
From a management perspective, Bruce Flatt, the Corporation’s Chief Executive Officer, was appointed as the Chief Executive Officer of the Manager and allocates his time between the two companies. In addition to other senior management personnel of the Manager or the Asset Management Company, the chief executive officer of the Manager and the Manager’s business group CEOs, who are currently Messrs. Kingston, Madon, Pollock and Teskey, serve on the investment committees suitable to their business group. Additionally, the Corporation’s chief executive officer and another senior management nominee from the Corporation serve on the investment committees for each of our strategies.
The Corporation is entitled to receive 33.3% of the carried interest on new sponsored funds of our asset management business (which includes more recently raised funds such as BIF V, BGTF, BCP VI and BSREP IV) and similar distributions in open-end funds (such as Brookfield Super-Core Infrastructure Partners and Brookfield Premier Real Estate Partners) and retains 100% of the carried interest earned on mature funds (including BSREP I, BSREP II, BSREP III and Oaktree Cap II L.P.). For more information on the Corporation’s entitlement to these amounts, see “— Sharing of Carried Interest and Other Distributions” below. The Corporation and the Asset Management Company are responsible for clawback obligations in relation to carried interest or similar distributions in the same proportion as their entitlements.

FORM 20-F 131

The Asset Management Company has a pre-emptive right over acquisition opportunities presented to the Corporation that relate to businesses whose revenues are predominantly derived from asset management activities, but the Corporation is not otherwise subject to restrictions in its pursuit of any other types of acquisitions or transactions.
Our asset management business continues to be supported by Brookfield’s operating capabilities, including its approximately 200,000 employees, on commercial terms that are in accordance with agreed rates (wherever in place) or otherwise on terms consistent with protocols and past practice. In addition, the parties implement secondment and other initiatives among them, their subsidiaries and their portfolio companies that are designed to develop employees and allocate resources effectively, all on terms consistent with protocols and past practice.
Customary office sharing arrangements have been entered into among the Corporation, the Manager and other affiliates with our asset management business to share physical office space, in line with the Corporation’s existing affiliate transaction protocols and subject to agreement on corporate cost allocation.
For so long as the Manager is required to provide financial information related to our asset management business to its shareholders, the Manager’s Audit Committee has the right to engage directly with the external and internal auditors of our asset management business and to be involved in the preparation of quarterly and annual financial statements and management’s discussion and analysis for the Asset Management Company. See Item 6.C “Board Practices — Committees of the Board — Audit Committee”. Each of the Corporation and the Manager also has the right to request access to information, in its capacity as a shareholder, including to present to its board of directors or board committees or for the preparation of its financial statements. In addition, the Manager’s Governance, Nominating and Compensation Committee is permitted to oversee the review and setting of the compensation policies and practices of our asset management business. See Item 6.C “Board Practices — Committees of the Board — Governance, Nominating and Compensation Committee”.
The Corporation is indemnified for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business and activities in respect of or arising from any of the Affiliate Relationship Agreements or the Master Services Agreements, to the extent that the claims, liabilities, losses, damages, costs or expenses (including legal fees) are determined to have resulted from the bad faith, fraud, willful misconduct or gross negligence of the Manager or our asset management business, respectively, or in the case of a criminal matter, action that the person knew to have been unlawful. The maximum amount of the aggregate liability of the Manager / the Asset Management Company, or any of their affiliates, or of any director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of the Manager / the Asset Management Company, under this indemnity is equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to the applicable Master Services Agreement.
The Relationship Agreement continues in perpetuity and is only terminable with the mutual consent of the Corporation and the Manager. A copy of the Relationship Agreement has been filed as an exhibit to this Form 20-F.
Ownership and Governance of Our Asset Management Business
Voting Agreement
The Corporation and the Manager have entered into the Voting Agreement in order to provide for the following agreements relating to the board of directors of the Asset Management Company:
•the number of directors of the Asset Management Company is fixed at four directors, unless agreed otherwise, notwithstanding a change in the shareholding of either party;
•each of the Corporation and the Manager has the right to nominate one-half of the directors of the Asset Management Company and agrees to vote its shares in favour of those four nominated directors; and
•each nominated director may at any time and for any reason be removed from the board of the Asset Management Company by the shareholder that nominated the director (and only that shareholder), and the
132 BROOKFIELD ASSET MANAGEMENT

vacancy created, and any other vacancy, will also be filled by a director nominated by the shareholder whose nominated director has left the board.
The Voting Agreement is not a unanimous shareholder agreement and does not give either party additional governance rights relating to, or take any powers away from, the directors of the Asset Management Company to manage or supervise the management of the business and affairs of the Asset Management Company.
The Voting Agreement continues in perpetuity, and is only terminable with the mutual consent of the Corporation and the Manager. A copy of the Voting Agreement has been filed as an exhibit to this Form 20-F.
Articles of the Asset Management Company
The articles of the Asset Management Company provide for the following key terms, which are customary, that are important to the governance of the Asset Management Company:
•ordinary resolutions of shareholders require approval by a majority of the votes cast;
•special resolutions of shareholders require approval by 66 2⁄3% of the votes cast;
•board matters require majority approval;
•further issuances of common shares require the approval of the board;
•common shares are only transferable with the approval of the board; and
•amendments to the articles generally require the approval of the shareholders by special resolution.
Services Agreements
Two services agreements have been entered into in respect of our asset management business, the material terms of which are summarized below.
Asset Management Services Agreement
The Manager provides the services of its employees to our asset management business on a cost recovery basis under a perpetual agreement with the Asset Management Services Agreement. The services provided to our asset management business by these individuals include investment, asset management services, fundraising, investor relations services and other services. The Asset Management Company pays the Manager for the services of these individuals on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Other than Mr. Flatt, the Manager’s employees/executives spend all their time discharging their duties as officers and employees of the Manager and towards responsibilities related to our asset management business, in accordance with the Asset Management Services Agreement. A copy of the Asset Management Services Agreement has been filed as an exhibit to this Form 20-F.
The Manager awards options or other long term incentive awards to its employees. See Item 6.B “Compensation”. Further, as may be agreed with the Asset Management Company from time to time, the Manager may award options or other long term incentive awards to employees of our asset management business. Our asset management business compensates the Manager for the costs associated with these awards.
Transitional Services Agreement
The Corporation, the Manager and the Asset Management Company have entered into the Transitional Services Agreement pursuant to which (i) our asset management business agrees to provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resource, internal audit and information

FORM 20-F 133

technology) and (ii) the Corporation provides, on a transitional basis, certain services to the Manager and the Asset Management Company to facilitate the orderly transition of our asset management business (the services, collectively, being “Transitional Services”). The Transitional Services are provided, at cost, for a period of three years after the effective date of the Arrangement, unless extended by mutual agreement. A copy of the Transitional Services Agreement has been filed as an exhibit to this Form 20-F.
Our asset management business also provides to the Corporation, as requested from time to time and on a cost recovery basis, services of its investment personnel to assist in acquisitions or other transactions undertaken by the Corporation.
Governance and Management of Perpetual Affiliates
We provide services to the Corporation’s perpetual affiliates – BEP, BIP, BBU and BPY. Our asset management business includes the service providers to the perpetual affiliates (collectively with their affiliates, the “Service Providers”) and, in the case of BEP and BIP, has acquired the subsidiary of the Corporation that is entitled to receive incentive distributions. Our asset management business, the other Service Providers and their respective affiliates remain and are bound by the terms of the agreements relating to the governance and management of the perpetual affiliates, being relationship agreements (the “Affiliate Relationship Agreements”) and the master services agreements (“Master Services Agreements”).
The following is a summary of the material terms of the Affiliate Relationship Agreements, Master Services Agreements and other matters relating to the perpetual affiliates that continue to apply to the Corporation, our asset management business and the other Service Providers. Copies of the Affiliates Relationship Agreements and Master Services Agreements have been filed as exhibits to the annual reports on Form 20-F of each applicable perpetual affiliate.
Affiliate Relationship Agreements
The Affiliate Relationship Agreements (which exist in the case of BEP, BIP and BBU) govern aspects of the relationship among the Corporation and the Service Providers (including our asset management business), on the one hand, and each of the perpetual affiliates and their related entities (collectively the “Service Recipients”), on the other hand.
Pursuant to the Affiliate Relationship Agreements, the Corporation has agreed that each of the perpetual affiliates serves as the primary entity through which the Corporation makes acquisitions within its stated strategy on a global basis, being: BEP—renewable power; BIP—infrastructure; and BBU—business services and industrial operations.
An integral part of the Corporation’s strategy is to pursue acquisitions through consortium arrangements with institutional partners, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized or global basis. The Corporation (through our asset management business) has also established and manages a number of private investment entities, managed accounts, joint ventures, consortiums, partnerships and investment funds whose investment objectives include the acquisition of businesses similar to those that the perpetual affiliates operate and our asset management business may in the future establish similar funds. Nothing in the Affiliate Relationship Agreements limits or restricts the Corporation or the Service Providers from establishing or advising these or similar entities or limit or restrict any such entities from carrying out any acquisition. The Corporation agrees to offer the perpetual affiliates the opportunity to take up the Corporation’s share of any acquisition through these consortium arrangements or by one of these entities that involves the acquisition within these stated strategies that are suitable for the perpetual affiliates, subject to certain limitations. To the extent that the perpetual affiliates invest in or alongside funds created, managed or sponsored by us, they may pay a base management fee (directly or indirectly through an equivalent arrangement) on a portion of their capital that is comparable to the base management fee payable pursuant to the Master Services Agreements. In this case, the base management fee payable pursuant to the Master Services Agreements is generally reduced on a dollar-for-dollar basis by the perpetual affiliate’s proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement. The payment of base management fees under such other arrangements does not have any impact on the incentive distribution amount (if any) the perpetual affiliates may pay.
The Corporation’s (and our) commitment to the perpetual affiliates is subject to a number of limitations such as their financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and whether it fits with
134 BROOKFIELD ASSET MANAGEMENT

their strategy, limitations arising from the tax and regulatory regimes that govern their affairs and certain other restrictions. Under the terms of the Affiliate Relationship Agreements, the perpetual affiliates have acknowledged and agreed, among other things, that:
•subject to being provided an opportunity to participate on the basis described above, the Corporation and the Service Providers may pursue other business activities and provide services to third parties that compete directly or indirectly with the perpetual affiliates; and
•the Corporation and the Service Providers have established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of the Corporation’s or the Service Providers’ professionals and the information and acquisition opportunities they generate during the normal course of their activities and some of these entities may have objectives that overlap with the perpetual affiliates’ objectives or may acquire businesses that could be considered appropriate acquisitions for the perpetual affiliates, and that the Corporation may have financial incentives to assist those other entities over the perpetual affiliates.
In the event of the termination of the Master Services Agreement for a perpetual affiliate, the Affiliate Relationship Agreement would also terminate, including the Corporation’s and our commitments to provide the perpetual affiliate with acquisition opportunities, as described above. As provided in our Relationship Agreement, we are not permitted to terminate an Affiliate Relationship Agreement without the consent of the Corporation.
Master Services Agreements
The Service Recipients have entered into Master Services Agreements pursuant to which the Service Providers have agreed to provide or arrange for other Service Providers to provide management and administrative services to the Service Recipients. The following is a summary of certain provisions of the Master Services Agreements.
Appointment of the service providers and services rendered
Under the Master Services Agreements, the Service Recipients have appointed the Service Providers to provide or arrange for the provision by an appropriate Service Provider of management and administrative services, including the following:
•providing overall strategic advice to the applicable Service Recipients including advising with respect to the expansion of their business into new markets;
•identifying, evaluating and recommending to the Service Recipients acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;
•recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;
•recommending to the Service Recipients suitable candidates to serve on the boards of directors or their equivalent governing bodies of the operating businesses;
•making recommendations with respect to the exercise of any voting rights to which the Service Recipients are entitled in respect of the operating businesses;
•making recommendations with respect to the payment of dividends or other distributions by the Service Recipients, including distributions by the perpetual affiliates;
•monitoring and/or oversight of the applicable Service Recipient’s accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, including making recommendations with respect to, and supervising the timely calculation and payment of taxes

FORM 20-F 135

payable and the filing of all tax returns due, by each Service Recipient, and overseeing the preparation of the Service Recipients’ annual consolidated financial statements and quarterly interim financial statements;
•making recommendations in relation to and effecting, when requested to do so, the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks, including directors and officers insurance as the relevant Service Provider and the relevant board of directors or its equivalent governing body may from time to time agree;
•arranging for individuals to carry out the functions of principal executive, accounting and financial officers for the perpetual affiliates only for purposes of applicable securities laws; and
•providing individuals to act as senior officers of the Service Recipients as agreed from time to time, subject to the approval of the relevant board of directors or its equivalent governing body.
The Service Providers’ activities are subject to the supervision of the board of directors or equivalent governing body of the applicable Service Recipients. The relevant governing body remains responsible for all investment and divestment decisions made by the Service Recipient.
Any Service Provider may, from time to time, appoint an affiliate of the Corporation to act as a new Service Provider under the applicable Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.
Management fee
Pursuant to the Master Services Agreements, the Service Providers receive a quarterly base management fee (generally 0.3125% (1.25% annually), but subject to some exceptions) of the total capitalization of the perpetual affiliates and their related entities. The aggregate base management fees paid by the perpetual affiliates for the year ended December 31, 2022 was $984 million.
To the extent that perpetual affiliates, directly or indirectly, are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Providers (or any affiliate) on a portion of their capital that is invested in the Corporation (including our asset management business) sponsored funds comparable to the base management fee, the base management fee payable for each quarter in respect thereof generally is reduced on a dollar-for-dollar basis by the perpetual affiliate’s proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The base management fee is not reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Service Providers (or any other affiliate) (for which there is a separate credit mechanism under the applicable limited partnership agreement for the perpetual affiliate), or any other fees that are payable by any operating entity to the Corporation (including our asset management business) for services that are outside the scope of the Master Services Agreements.
Reimbursement of expenses and certain taxes
The relevant Service Recipient reimburses the Service Providers for all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party. Such out-of-pocket fees, costs and expenses include, among other things: (i) fees, costs and expenses relating to any debt or equity financing; (ii) fees, costs and expenses incurred in connection with the general administration services of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed by the Service Providers under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Service Providers that are reasonably necessary for the performance by the Service Providers of their duties and functions under the Master Services Agreements. However, the Service Recipients are not required to reimburse the Service Providers for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.
136 BROOKFIELD ASSET MANAGEMENT

In addition, the Service Recipients are required to pay all fees, costs and expenses incurred in connection with the investigation, acquisition, holding or disposal of any asset or business that is made or that is proposed to be made by us. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that are undertaken pursuant to the Master Services Agreements.
The Service Recipients are also required to pay or reimburse the Service Providers for all sales, use, value added, withholding or other similar taxes or customs duties or other governmental charges levied or imposed by reason of the Master Services Agreements, any service agreement or any agreement the Master Services Agreements contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Service Providers, which are personal to the Service Providers.
Termination
The Master Services Agreements continue in perpetuity until terminated in accordance with their terms. However, the Service Recipients may terminate the applicable Master Services Agreement upon written notice of termination if any of the following occurs:
•any of the Service Providers defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a prescribed period after written notice of the breach is given to such Service Provider;
•any of the Service Providers engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;
•any of the Service Providers is grossly negligent in the performance of its obligations under the agreement and such gross negligence results in material harm to the Service Recipients; or
•certain events relating to the bankruptcy or insolvency of each of the Service Providers.
The Service Recipients have no right to terminate for any other reason, including if any of the Service Providers or the Corporation experiences a change of control.
The Master Services Agreements expressly provide that the Master Services Agreements may not be terminated due solely to the poor performance or the underperformance of the perpetual affiliates.
The Service Providers may terminate the Master Services Agreements upon written notice of termination to the Service Recipients if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Providers and the default continues unremedied for a prescribed period after written notice of the breach is given to the Service Recipient. The Service Providers may also terminate the Master Services Agreements upon the occurrence of certain events relating to the bankruptcy or insolvency of the Service Recipients.
If a Master Services Agreement is terminated, the corresponding Affiliate Relationship Agreement and any obligations of the Corporation and our asset management business under the Affiliate Relationship Agreement will also terminate.
Indemnification and limitations on liability
Under the Master Services Agreements, the Service Providers have not assumed and do not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and are not responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Service Providers. In addition, under the Master Services Agreements, the Service Providers and the related indemnified parties are not liable to the Service Recipients for any act or omission, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, conduct that the indemnified person knew was unlawful. The maximum amount of the aggregate liability of the Service Providers or any

FORM 20-F 137

of their affiliates, or of any director, officer, agent, employee or other specified person of the Service Providers or any of their affiliates, is equal to the amounts previously paid by the Service Recipients in respect of services pursuant to the Master Services Agreements in the two most recent calendar years. The Service Recipients have agreed to indemnify the Service Providers, their affiliates, directors, officers, agents, employees and other specified persons to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with any and all actions, suits, investigations, proceedings or claims of any kind whatsoever, whether arising under statute or action of a governmental authority or in connection with the perpetual affiliates’ respective businesses, investments and activities or in respect of or arising from the Master Services Agreements or the services provided by the Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.
Outside activities
The Master Services Agreements do not prohibit the Service Providers or their affiliates from engaging in other business activities or sponsoring, or providing services to, third parties that compete directly or indirectly with the Service Recipients.
Other services
The Service Providers may provide services which are outside the scope of the Master Services Agreements under arrangements that are on market terms and conditions and pursuant to which the Service Providers receive fees.
Incentive Distributions
Our asset management business is entitled to performance or incentive distributions in respect of funds and some of the perpetual affiliates.
For example, in the case of BEP and BIP, our asset management business holds a security that entitles it to incentive distribution rights that are based on the amount by which quarterly distributions exceed specified target levels; and in the case of BBU, the incentive distribution amount for a quarter is equal to (a) 20% of the growth in the market value of its units quarter-over-quarter (but only after the market value exceeds the “Incentive Distribution Threshold” being initially $25.00 and adjusted at the beginning of each quarter to be equal to the greater of (i) a BBU unit’s market value for the previous quarter and (ii) the Incentive Distribution Threshold at the end of the previous quarter) multiplied by (b) the number of units outstanding at the end of the last business day of the applicable quarter (assuming full conversion of the Redemption-Exchange Units into units). For the purposes of calculating incentive distributions, the market value of the BBU units is equal to the quarterly volume-weighted average price of the BBU units on the principal stock exchange for the BBU units (based on trading volumes). The incentive distribution amount, if any, is calculated at the end of each calendar quarter. The Incentive Distribution Threshold as at December 31, 2022 is $31.53, reflecting the adjusted high-watermark resulting from the special distribution of BBUC.
The aggregate incentive distributions by the perpetual affiliates for the year ended December 31, 2022 was $335 million.
To the extent that a perpetual affiliate or one of its related entities pays to the Corporation (including our asset management business) any comparable performance or incentive distribution, the amount of any future incentive distributions payable by the perpetual affiliate is reduced in an equitable manner to avoid duplication of distributions.
Sharing of Carried Interest and Other Distributions
Our revenues consist of contractual base management fees, transaction and advisory fees, and performance income or carried interest and similar distributions. The Manager’s returns are earned from its interest in our asset management business. For more information on how our asset management business earns revenues, please see the discussions under Item 4.B “Business Overview”.
138 BROOKFIELD ASSET MANAGEMENT

For new and more recent funds (which includes funds with a more recent vintage such as BIF V, BGTF, BCP VI and BSREP IV) and open-end funds (such as Brookfield Super-Core Infrastructure Partners and Brookfield Premier Real Estate Partners), our asset management business receives 66.7% of the gross carried interest or similar distributions generated by our managed assets (a portion of which is used by our asset management business to cover management compensation and other costs), with the remainder being received by the Corporation. The Corporation is entitled to receive similar interests in future funds pursuant to the terms of the Relationship Agreement, regardless of participation. The Corporation and our asset management business are responsible for clawback obligations in relation to carried interest or similar distributions in the same proportions noted above. This economic interest does not entitle the Corporation to any governance rights or direct influence over these funds except as described below or as otherwise described in the Relationship Agreement.
For mature funds that have already been largely deployed (such as BSREP I, BSREP II, BSREP III and Oaktree Cap II L.P.), the Corporation retains the right to receive 100% of the gross carried interest distributions received by our asset management business in respect of the funds, as well as, in the case of BSREP III U.S. investments, any distributions received in respect of the Corporation’s limited partner interest, which are also contributed into our asset management business as part of the Pre-Arrangement Reorganization. The Corporation receives these amounts, as well as its 33.3% share of similar distributions on open-end funds, through the payment of dividends, as and when declared by the board of directors of subsidiaries of our asset management business, on minority investments (the “Tracking Shares”) that the Corporation owns in the subsidiaries. The board of directors of these subsidiaries pay dividends to the Corporation on the Tracking Shares in an amount equal to the distributions received from the tracked carried interest (or, in the case of the open-end funds, 33.3% of the similar distributions received). These Tracking Shares are entitled to vote, together with the common shares owned indirectly by our asset management business, in respect of the applicable subsidiary of our asset management business. On a liquidation or redemption of the applicable subsidiary, the holder of the Tracking Shares is entitled to receive a preferred amount equal to the fair market value of the tracked distributions. To the extent that any employees of the Manager or our asset management business are entitled to receive any carried interest from the older funds, the Corporation either distributes such carried interest directly to these employees or reimburses their employing entities for a matching amount.
For the general partner of BSREP III, in addition to the economic entitlement represented by the Tracking Shares, the Corporation and our asset management business have also entered into a voting agreement that gives the Corporation voting rights over the general partner. As a result, the capital deployed in BSREP III is not accounted for as an equity investment.
Our asset management business has made a commitment to BSREP III in the amount of $2.75 billion, $1.8 billion of which has already been funded. See Item 5 “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information on the commitment to BSREP III and the sharing of carried interest between the Corporation and our asset management business.
Credit Facilities
Corporation Credit Facility
The Asset Management Company entered into a credit agreement, dated as of November 8, 2022, with the Corporation, as lender, providing for a five-year revolving $300 million credit facility (the “Corporation Credit Facility”). The Corporation Credit Facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. Advances bear interest at the forward-looking term rate based on SOFR plus 0.10%, the base rate, the prime rate or the CDOR, in each case plus an applicable spread and subject to adjustment from time to time as the parties may agree. In addition, the Corporation Credit Facility contemplates deposit arrangements pursuant to which the lender would, with the consent of the borrower, deposit funds on a demand basis to the borrower’s account at a reduced rate of interest. There were no draws on this Corporation Credit Facility during the period covered by this Form 20-F. As of March 3, 2023, approximately $180 million was outstanding under the Corporation Credit Facility.

FORM 20-F 139

Manager Credit Facility
The Manager entered into the Manager Credit Facility. The Manager Credit Facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. Advances bear interest at the forward-looking term rate based on SOFR plus 0.10%, the base rate, the prime rate or CDOR, in each case plus an applicable spread and subject to adjustment from time to time as the parties may agree. In addition, the Manager Credit Facility contemplates deposit arrangements pursuant to which the lender would, with the consent of the borrower, deposit funds on a demand basis to the borrower’s account at a reduced rate of interest. There were no draws on this Manager Credit Facility during the period covered by this Form 20-F. As of March 3, 2023, approximately $145 million was outstanding under the Manager Credit Facility.
A copy of the Manager Credit Facility has been filed as an exhibit to this Form 20-F.
Deposit Arrangement
Our asset management business has $3.3 billion of cash to fund future operations, which is, until it is deployed by our asset management business, put on deposit with the Corporation at a pre-agreed rate of interest.
Tax Matters Agreement
The Corporation, the Manager and the Asset Management Company have entered into the Tax Matters Agreement that governs each parties’ respective rights, responsibilities and obligations with respect to allocation of tax liabilities, the preparation and filing of tax returns, the payment of taxes, the control of tax contests and certain other matters regarding taxes. A copy of the Tax Matters Agreement has been filed as an exhibit to this Form 20-F.
Covenants
The Tax Matters Agreement contains certain customary covenants with respect to the filing of tax returns, payment of taxes, cooperation, assistance, document retention and certain other administration and procedural matters regarding taxes. In general, the Tax Matters Agreement provides that the party that is responsible for filing and making any tax payments under applicable law generally shall be the party primarily responsible for preparing and filing such tax returns. The Tax Matters Agreement also assigns responsibilities for administrative tax matters, such retention of records and the control and conduct of tax audits, examinations or other similar proceedings. The party responsible for preparing and filing a given tax return generally has authority to control tax contests related to any such tax return, subject to certain notice, assistance and cooperation provisions to the extent the resolution of such tax contest has the potential of impacting another party’s tax liability.
The Tax Matters Agreement also contains certain covenants that, for a period of two years after the effective date of the Arrangement, may prohibit, except in specific circumstances, the parties from taking or failing to take certain actions that could cause the Pre-Arrangement Reorganization, the Arrangement or any transaction contemplated by the Arrangement Agreement to be taxed in a manner that is inconsistent with the manner provided for in the Tax Opinions (as defined in the Tax Matters Agreement). The foregoing restrictions may limit for a period of time the ability of the Corporation, the Manager and the entities conducting our asset management business to pursue certain strategic transactions or other transactions; however, such restrictions are designed to preserve the intended Canadian and U.S. federal income tax treatment of the Arrangement.
Indemnification
Pursuant to the Tax Matters Agreement, the parties each agree to indemnify and hold harmless the other parties and their representatives against any losses suffered or incurred by the others as a result of or in connection with a breach of any covenant made by the indemnifying party under the Tax Matters Agreement.
140 BROOKFIELD ASSET MANAGEMENT

Trademark Sublicense Agreement
The Manager has entered into the Trademark Sublicense Agreement with the Corporation pursuant to which the Manager has obtained a non-exclusive, royalty-free license to use the name “Brookfield” and the “Brookfield” logo. Other than under this limited license, the Manager does not have a legal right to the “Brookfield” name or the “Brookfield” logo. Our asset management business is also entitled to use the “Brookfield” name and the “Brookfield” logo under a similar license.
The Corporation may terminate the Trademark Sublicense Agreement upon 30 days’ prior written notice of termination if any of the following occurs:
•upon termination of the Relationship Agreement or the Voting Agreement;
•the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of the breach is given to the licensee;
•the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the licensing agreement;
•certain events relating to a bankruptcy or insolvency of the licensee; or
•if the Corporation ceases to own at least 25% of the common shares of our asset management business.
A copy of the Trademark Sublicense Agreement has been filed as an exhibit to this Form 20-F.
Conflicts of Interest
As described above, our structure (including the structure of our asset management business) and the terms of the Relationship Agreement and other arrangements among the Manager, the Corporation and our asset management business create meaningful alignment of interest between these parties, in particular:
•the Manager and the Corporation each own 25% and 75% of the common shares of the Asset Management Company, respectively;
•the Corporation, principally through its perpetual affiliates, has historically been one of the largest single investors in sponsored funds of our asset management business. In addition, the Corporation, directly or through its subsidiaries (excluding our asset management business) or Brookfield Reinsurance, has the right to participate up to 25% (net of any participation of our asset management business) in each new sponsored fund of our asset management business on such fee arrangements as may be agreed between our asset management business and the Corporation (which in certain cases may be no fees);
•the Corporation is entitled to receive 33.3% of the carried interest on new sponsored funds of our asset management business (which includes more recently raised funds such as BIF V, BGTF, BCP VI and BSREP IV); and
•the Class B Shares are held in the BAM Partnership, the trust that also owns the Corporation Class B Shares.
However, conflicts of interest might arise between the Corporation and the Manager, including in the way that our asset management business is managed. Activities and transactions that give rise to potential conflicts of interests between the Manager, the Manager’s shareholders and our asset management business, on the one hand, and the Corporation, on the other hand, generally are resolved by a conflicts committee set up by the Manager in accordance with the principles summarized below and in accordance with conflicts management policies, which are also approved by the Manager’s independent directors. While recognizing the benefit to the Manager of its relationship with the Corporation and the Manager’s intent to seek to maximize the benefits from this relationship, the Manager generally looks for potential conflicts to be resolved on the basis of transparency and, where applicable, third-party validation and approvals.

FORM 20-F 141

Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the Board reviews all potential situations that may present a conflict of interest and, to the extent not already addressed by existing policies, the same is addressed by way of new protocols, which are approved by a conflicts committee and the Manager’s independent directors. The Manager’s conflicts management policies may be amended from time to time at the discretion of the Board.
Pursuant to the conflicts management policy of the Manager, certain conflicts of interest do not require the approval of the Manager’s independent directors, provided they are addressed in accordance with pre-approved parameters. The Manager is required to seek the prior approval of its independent directors for certain transactions, including, among others, for the following matters/activities: (i) subject to certain exceptions, material acquisitions by perpetual affiliates from, and dispositions by perpetual affiliates to, the Corporation; (ii) material acquisitions whereby a perpetual affiliate and the Corporation are purchasing different assets as part of a single transaction; (iii) the dissolution of a perpetual affiliate; (v) any material amendment to the Relationship Agreement, the Master Services Agreements, the Affiliate Relationship Agreements or other material contracts involving the Corporation; and (vi) any other material transaction involving us and the Corporation. The Manager’s independent directors may delegate oversight and decision making in respect of these matters to a committee of such directors. In addition, pursuant to the conflicts management policy, the Manager’s independent directors may grant prior approvals for certain type of transactions and/or activities, in the form of general guidelines, policies or procedures that must be followed in connection with such transactions and/or matters, and in which case no further special approval is required in connection with a particular transaction or matter permitted thereby, provided such transactions or matters are conducted in accordance with pre-approved guidelines, policies or parameters.
In certain circumstances, transactions and/or activities may be related party transactions and/or activities for the purposes of, and subject to certain requirements of MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. Special committees of the Board may be formed from time to time to review particular matters related to such transactions. Furthermore, the Governance, Nominating and Compensation Committee also reviews and conducts oversight of all significant proposed related party transactions and situations involving potential conflicts of interest that are not required to be dealt with by an independent special committee.
See Item 3.D “Risk Factors—Risks Relating to the Manager”.
Other Related Party Transactions
From time to time, Brookfield and its related entities may purchase securities offered by the Manager.
7.C    INTEREST OF EXPERTS AND COUNSEL
Not applicable.
142 BROOKFIELD ASSET MANAGEMENT

ITEM 8.    FINANCIAL INFORMATION
8.A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Financial Statements
See Item 18. “Financial Statements”.
Dividend Policy
See Item 5.A “Operating Results — Liquidity and Capital Resources—Dividends Policy”, which contains information regarding our dividend policy. Also see Item 10.B “Memorandum and Articles of Association — Class A Limited Voting Shares — Dividends”.
Legal Proceedings
See Item 18. “Financial Statements”.
8.B    SIGNIFICANT CHANGES
Not applicable.
ITEM 9.    THE OFFER AND LISTING
9.A    OFFER AND LISTING DETAILS
Our Class A Shares are listed on the NYSE and the TSX under the symbol “BAM”. The Class A Shares began trading on the NYSE and the TSX on December 12, 2022.
9.B    PLAN OF DISTRIBUTION
Not applicable.
9.C    MARKETS
See Item 9.A. “The Offer and Listing — Offer and Listing Details”.
9.D    SELLING SHAREHOLDERS
Not applicable.
9.E    DILUTION
Not applicable.
9.F    EXPENSES OF THE ISSUE
Not applicable.

ITEM 10.    ADDITIONAL INFORMATION
10.A    SHARE CAPITAL
Not applicable.

FORM 20-F 143

10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION
The Manager is authorized to issue an unlimited number of Class A Preference Shares, an unlimited number of Class A Shares and 21,280 Class B Shares. As of December 31, 2022, there were 412,201,980 Class A Shares issued and outstanding, 21,280 Class B Shares issued and outstanding, and there are no issued and outstanding Class A Preference Shares.
The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares, Class A Shares, Class B Shares and Special Limited Voting Shares. This description is in all respects subject to and qualified in its entirety by applicable law and the provisions of the Articles.
Class A Preference Shares
Series
The Class A Preference Shares may be issued from time to time in one or more series. The Board fixes the number of shares in each series and the provisions attached to each series before issue.
Priority
The Class A Preference Shares rank senior to the Class A Shares, the Class B Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Manager, whether voluntary or involuntary, or in the event of any other distribution of assets of the Manager among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Manager, whether voluntary or involuntary, or in the event of any other distribution of assets of the Manager among its shareholders for the purpose of winding up its affairs.
Shareholder Approvals
The Manager shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 2⁄3% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the Articles. Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.
Class A Shares and Class B Shares
The attributes of the Class A Shares and the Class B Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.
Priority
Subject to the prior rights of the holders of the Class A Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Shares and Class B Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the Board) and the return of capital on the liquidation, dissolution or winding up of the Manager or any other distribution of the assets of the Manager among its shareholders for the purpose of winding up its affairs.
144 BROOKFIELD ASSET MANAGEMENT

Voting Rights
Except as set out below under “Election of Directors”, each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Manager’s shareholders, other than meetings at which holders of only a specified class or series may vote, and is entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2⁄3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2⁄3%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be. On any matters for the Manager that require shareholder approval, approval must be obtained from the holders of the Class A Shares and the holder of the Class B Shares, in each case voting separately as a class. In the event that holders of Class A Shares vote for a resolution and the holder of Class B shares votes against, or vice versa, such resolution would not receive the requisite approval and would therefore not be passed.
Election of Directors
In the election of directors, holders of Class A Shares are entitled to elect one-half of the Board and holders of Class B Shares are entitled to elect the other one-half of the Board.
The Articles provide that each holder of shares of a class or series of shares of the Manager entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.
The Articles provide that decisions of the directors are to be decided by a majority of votes and do not contain processes or procedures, such as a casting vote, to break a decision-making deadlock at the Board.
Other Provisions
On December 9, 2022, the Manager, the BAM Partnership and Computershare Trust Company of Canada entered into the 2022 Trust Agreement. The 2022 Trust Agreement provides, among other things, that the BAM Partnership will not sell any Class B Shares, directly or indirectly, pursuant to a takeover bid at a price per share in excess of 115% of the market price of the Class A Shares or as part of a transaction involving purchases made from more than five persons or companies in the aggregate, unless a concurrent offer is made to all holders of Class A Shares. The 2022 Trust Agreement also provides that the concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the BAM Partnership; (ii) at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares; and (iii) on the same terms in all material respects as the offer for the Class B Shares.
These provisions in the 2022 Trust Agreement also apply to any transaction that would be deemed an indirect offer for the Class B Shares under applicable takeover bid legislation in Canada. Additionally, the BAM Partnership agrees to prevent any person or company from carrying out a direct or indirect sale of Class B Shares in contravention of the 2022 Trust Agreement.
Charter Documents
Under the BCBCA, a company’s charter documents consist of a “notice of articles”, which set forth, among other things, the name of the company, the amount and type of authorized capital and whether any special rights and restrictions are attached to each class or series thereof, and certain information about the directors of the company, and the “articles”, which govern the management of the company’s affairs and set forth the special rights and restrictions attached to each
FORM 20-F 145

authorized class or series of shares. The notice of articles is filed with the BC Registrar, while articles are filed only with the company’s records office.
Shareholder Resolution Approvals
Under the BCBCA, generally the vote of shareholders required to pass resolutions approving matters is a simple majority of votes cast at a meeting. However, fundamental changes generally require a resolution passed by a special majority of the votes cast by shareholders entitled to vote on the resolutions (i.e., two-third of the votes cast, unless a greater majority of up to three-quarters is required by the articles), unless the BCBCA or the articles require a different type of resolution to make such change. Accordingly, certain alterations to a British Columbia company, such as a name change or certain changes in its authorized share structure, can be approved by a different type of resolution where specified in the articles, subject always to the requirement that a right or special right attached to issued shares must not be prejudiced or interfered with under the BCBCA or under the notice of articles or articles unless the shareholders holding shares of a class or series of shares to which such right or special right is attached consent by a special separate resolution of those shareholders.
The Manager’s Articles provide that directors are elected by ordinary resolution (defined as a majority of the votes cast) and that alterations to the Manager’s authorized share structure requires approval of the shareholders by special resolution (defined as two-thirds of the votes cast), other than in the case of alterations to subdivide or consolidate all or any of the Manager’s unissued, or fully paid issued, shares or alter the identifying name of any of its shares, which require approval by resolution of the directors. The Articles provide that the name of the company may be changed by resolution of the directors. The Articles also provide that directors may be removed by special resolution. Consistent with the Corporation’s articles, the Articles provide that each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Manager’s shareholders, other than meetings at which holders of only a specified class or series may vote, and is entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2⁄3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2⁄3%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be. In the election of directors, holders of Class A Shares are entitled to elect one-half of the Board and holders of Class B Shares are entitled to elect the other one-half of the Board. Further, consistent with the Corporation’s articles, the Articles provide for cumulative voting for the election of directors. See “—Cumulative Voting”.
Shareholder Rights to Requisition Meetings
The BCBCA provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting within four months.
Shareholder Proposals
Under the BCBCA, a proposal may only be submitted by qualified shareholders, which means an owner (whether registered or beneficial) of shares that carry a right to vote at a general meeting who has been such a shareholder for an uninterrupted period of at least two years before the date of signing the proposal, provided that such shareholder has not, within two years before the date of the signing of the proposal, failed to present, in person or by proxy, at any annual general meeting, an earlier proposal submitted by such shareholder in respect of which the company complied with its obligations under the BCBCA, and provided such shareholder either (i) holds at least one percent (1%) of issued shares of the company that carry the right to vote at a general meeting, or (ii) holds shares of the company that have a fair market value in excess of C$2,000 in the aggregate.
Shareholder Action by Written Consent
Under the BCBCA, generally, shareholder action without a meeting may only be taken by consent resolution of the shareholders entitled to vote on the resolution: with a written consent executed by shareholders holding two-thirds of the
146 BROOKFIELD ASSET MANAGEMENT

shares that carry the right to vote at general meetings being effective to approve an action requiring an ordinary resolution; or with a written consent executed by all shareholders that carry the right to vote at general meetings or by all of the shareholders holding shares of the applicable class or series of shares, as the case may be, being effective to approve an action requiring a special resolution.
Inspection Rights
Under the BCBCA, directors and shareholders may, without charge, inspect certain of a company’s records. Former shareholders and directors may also inspect certain of the company’s records, free of charge, but only those records pertaining to the times that they were shareholders or directors. Public companies must allow all persons to inspect certain records of the company free of charge. The Manager’s Articles prohibit shareholders from inspecting or obtaining any accounting records of the company, unless the directors determine otherwise, or unless otherwise determined by ordinary resolution.
Dividends and Repurchases of Shares
Under the BCBCA, a company may not declare or pay dividends or purchase or redeem its shares if there are reasonable grounds for believing that the company is insolvent, or the action would render the company insolvent. Insolvent is defined to mean that a company is unable to pay its debts as they become due in the ordinary course of business. The BCBCA does not impose a net asset insolvency test for these purposes.
Authority to Issue Shares
Under the BCBCA, a company’s notice of articles must set out the name and kind of each class or series of shares and, for each class or series, the maximum number of shares of that class or series that the company is authorized to issue. The company’s articles must set out, in respect of each class and series of shares, any special rights and restrictions in respect of those shares. Following completion of the Arrangement, the Manager’s authorized share capital consists of: (i) an unlimited number of Class A Preference Shares; (ii) an unlimited number of Class A Shares; and (iii) 21,280 Class B Shares. The special rights and restrictions in respect of these shares is set out in the Manager’s Articles. See “Description of Share Capital of the Manager”.
Removal of Directors
Under the BCBCA, the shareholders of a company may remove one or more directors by a special resolution or, if the articles provide that a director may be removed by a resolution of the shareholders entitled to vote at general meetings passed by less than a special majority or may be removed by some other method, by the resolution or method specified in the articles. If holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate resolution of those shareholders passed by a majority of votes that is less than the majority of votes required to pass a special separate resolution or may be removed by some other method, by the resolution or method specified in the articles. Under the Manager’s Articles, directors may be removed by special resolution and in that event the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy. The Articles also provide that directors may be remove any director before the expiration of his or her term if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director.
Cumulative Voting
The BCBCA does not contemplate cumulative voting. However, consistent with the Corporation’s articles, the Manager’s Articles provide for cumulative voting for the election of directors. Each holder of shares of a class or series of shares of the Manager entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among the candidates in
FORM 20-F 147

any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have distributed the holder’s votes equally among the candidates for whom the holder voted.
Vacancies on the Board of Directors
Under the BCBCA, if a company’s articles so provide, the directors may appoint one or more additional directors, provided that the number of additional directors so appointed may not exceed one-third of the number of the current directors who were elected or appointed (excluding any such additional directors). Where a quorum of directors exists, the remaining directors are generally entitled to fill a casual vacancy on the board. The Manager’s Articles do not provide directors with the right to appoint additional directors. Vacancies on the Board may be filled by the directors.
Shareholder Suits
Under the BCBCA, a complainant may, with judicial leave, bring an action in the name and on behalf of the company or any of its subsidiaries or intervene in an action to which a company or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the company or subsidiary. These rights only extend to shareholders (in connection with a derivative action, the term “shareholder” includes beneficial shareholders and any other person who the court considers to be an appropriate person to make such an application) and directors.
Oppression Remedy
Under the BCBCA, a shareholder may apply to court for an order on the grounds that the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or that act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. The oppression remedy is only available to shareholders (although in connection with an oppression action, the term “shareholder” includes beneficial shareholders and any other person who the court considers to be an appropriate person to make such an application). The shareholder can complain only of oppressive conduct of the company. Pursuant to the BCBCA, the applicant must bring the application in a timely manner. The court may make an order in respect of the complaint if it is satisfied that the application was brought by the shareholder in a timely manner. Under the BCBCA, the court may make such order as it sees fit, including an order to prohibit any act proposed by the company. Under the BCBCA, if there are reasonable grounds for believing that the company is, or after a payment to a successful applicant in an oppression claim would be, unable to pay its debts as they become due in the ordinary course of business, the company must make as much of the payment as possible and pay the balance when the company is able to do so.
Investigation/Appointment of Inspectors
Under the BCBCA, a company may by special resolution, appoint an inspector to conduct an investigation of the affairs and management of the company and to report in the manner and to the persons the resolution directs. Shareholders holding, in the aggregate, at least 20% of the issued shares of a company may apply to the court for the appointment of an inspector. The court must consider whether there are reasonable grounds for believing that (i) the affairs of the company are being or have been conducted, or the powers of the directors are being or have been exercised, in a manner that is oppressive or unfairly prejudicial to one or more shareholders; (ii) the business of the company is being or has been carried on with intent to defraud any person; (iii) the company was formed for a fraudulent or unlawful purpose or is to be dissolved for a fraudulent or unlawful purpose; or (iv) persons concerned with the formation, business or affairs of the company have, in connection with it, acted fraudulently or dishonestly.
Reorganizations, Mergers and Extraordinary Transactions
Under the BCBCA, various extraordinary corporate transactions, including any: amalgamation; continuance to another jurisdiction; sale, lease or exchange of all or substantially all the property of the company, liquidation and dissolution of the company; changes to the authorized share structure, or reduction of the capital of the company for a class or series of shares, must be passed by way of special resolution. In certain cases, an action that prejudices, adds restrictions to or
148 BROOKFIELD ASSET MANAGEMENT

interferes with a right or special right attached to issued shares of a class or series of shares must be approved separately by the holders of the class or series of shares being affected, by special resolution. See “— Shareholder Resolution Approvals”.
Subject to applicable securities laws, which may impose certain tender offer requirements, under the BCBCA, arrangements with shareholders, creditors and other persons are permitted and a company may make any proposal it considers appropriate “despite any other provision” of the BCBCA. In general, a plan of arrangement is approved by a company’s board of directors and then is submitted to a court for approval. It is customary for a company in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Plans of arrangement involving shareholders must be approved by a special resolution of shareholders, including holders of shares not normally entitled to vote. The court may, in respect of an arrangement proposed with persons other than shareholders and creditors, require that those persons approve the arrangement in the manner and to the extent required by the court. The court determines, among other things, to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing, which would, among other things, assess the fairness of the arrangement and approve or reject the proposed arrangement.
Dissent and Appraisal Rights
Under the BCBCA, the shareholders of a British Columbia company have the right to dissent in respect of a resolution: (i) to alter its articles to alter the restrictions, if any, on the powers of the company or the business carried on by the company, (ii) to approve certain mergers, (iii) to approve an arrangement, the terms of which permit dissent, (iv) to continue the company into another jurisdiction or (v) to sell, lease or otherwise dispose of all or substantially all of the company’s undertaking. Dissent may also be permitted in respect of any other resolution if authorized by such resolution. A court may also make an order permitting a shareholder to dissent in certain circumstances. A shareholder who dissents in accordance with the BCBCA is entitled to be paid the fair value of their shares by the company.
Compulsory Acquisition
The BCBCA provides a right of compulsory acquisition for an offeror that acquires 90% of a company’s securities pursuant to a take-over bid or issuer bid. Specifically, the BCBCA provides that if, within 4 months after the making of an offer to acquire shares, or any class of shares, of a company, the offer is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the offer relates, the offeror is entitled, upon giving proper notice within 5 months after the date of the offer, to acquire (on the same terms on which the offeror acquired shares from those holders of shares who accepted the offer) the shares held by those holders of shares of that class who did not accept the offer. The BCBCA also provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a security holder who did not accept the original offer may require the offeror to acquire the security holder’s securities on the same terms contained in the original offer. Offerees may apply to the court, within 2 months of receiving notice, and the court may set a different price or terms of payment and may make any consequential orders or directions as it considers appropriate.
Transferability of Shares
Unless the articles of a British Columbia company contain restrictions on the transfer of shares, under the BCBCA, shares are presumed to be freely transferrable. Following completion of the Arrangement, the Manager’s Articles do not contain any restriction on the transfer of shares. However, the BAM Partnership, as the sole holder of the Class B Shares, becomes a party to the 2022 Trust Agreement which provides, among other things, that the BAM Partnership will not sell any Class B Shares, directly or indirectly, pursuant to a takeover bid at a price per share in excess of 115% of the market price of the Class A Shares or as part of a transaction involving purchases made from more than five persons or companies in the aggregate, unless a concurrent offer is made to all holders of Class A Shares. The 2022 Trust Agreement also provides that the concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the BAM Partnership; (ii) at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares; and (iii) on the same terms in all
FORM 20-F 149

material respects as the offer for the Class B Shares. These provisions in the 2022 Trust Agreement also apply to any transaction that would be deemed an indirect offer for the Class B Shares under applicable takeover bid legislation in Canada. Additionally, the BAM Partnership agrees to prevent any person or company from carrying out a direct or indirect sale of Class B Shares in contravention of the 2022 Trust Agreement.
10.C    MATERIAL CONTRACTS
The following are the only material contracts, other than the contracts entered into in the ordinary course of business, which (i) have been entered into by the Manager since its formation or (ii) are otherwise material to the Manager:
•Relationship Agreement dated November 8, 2022 among the Corporation, the Manager and the Asset Management Company, described in Item 7.B “Related Party Transactions — Relationship Agreement”.
•Voting Agreement dated December 9, 2022 between the Corporation and the Manager, described in Item 7.B “Related Party Transactions — Voting Agreement”.
•Asset Management Services Agreement dated November 8, 2022 between the Manager and the Asset Management Company, described in Item 7.B “Related Party Transactions — Asset Management Services”.
•Transitional Services Agreement dated November 8, 2022 among the Corporation, the Manager and the Asset Management Company, described in Item 7.B “Related Party Transactions — Transitional Services Agreement”.
•2022 Trust Agreement dated December 9, 2022 between the Manager, BAM Partnership and Computershare Trust Company of Canada, described in Item 10.B “Memorandum and Articles of Association — Class A Shares and Class B Shares — Other Provisions”.
•Manager Credit Facility dated November 8, 2022 between the Manager and Asset Management Company, described in Item 7.B “Related Party Transactions — Manager Credit Facility”.
•Tax Matters Agreement dated December 8, 2022 among the Corporation, the Manager and the Asset Management Company, described in Item 7.B “Related Party Transactions — Tax Matters Agreement”.
•Trademark Sublicense Agreement dated December 9, 2022 between the Manager and the Corporation, described in Item 7.B “Related Party Transactions — Trademark Sublicense Agreement”.
Copies of the agreements noted above will be provided, free of charge, by the Manager and, have been filed as exhibits to this Form 20-F and are available electronically on our EDGAR profile at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada, Tel: 416-363-9491.
10.D    EXCHANGE CONTROLS
There are currently no governmental laws, decrees, regulations or other legislation of Canada or the United States which restrict the import or export of capital, including the availability of cash and cash equivalents for use by our group and their subsidiaries, or the remittance of distributions, interest or other payments to non-residents of Canada or the United States holding the Class A Shares.
10.E    TAXATION
Certain Material United States Federal Income Tax Considerations
The following discussion summarizes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) with respect to the ownership and disposition of Class A Shares as at the date hereof.
150 BROOKFIELD ASSET MANAGEMENT

This discussion only addresses persons that hold Class A Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address the tax consequences to U.S. Holders that receive distributions on Class A Shares other than in U.S. dollars. This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Class A Shares in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:
•banks and other financial institutions;
•real estate investment trusts and regulated investment companies;
•traders in securities who elect to apply a mark-to-market method of accounting;
•tax-exempt organizations or governmental organizations;
•insurance companies;
•dealers or brokers in securities or foreign currency;
•individual retirement and other tax-deferred accounts;
•persons whose functional currency is not the U.S. dollar;
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons subject to the alternative minimum tax;
•persons subject to the Medicare contribution tax on net investment income;
•persons who own or have owned (directly, indirectly, or constructively) 10% or more of the total voting power of all classes of shares entitled to vote or of the total value of all classes of shares of the Manager;
•persons who hold their Class A Shares as part of a straddle, hedging, conversion, constructive sale, or other risk-reduction transaction;
•persons who purchase or sell their Class A Shares as part of a wash sale for tax purposes;
•partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);
•persons who are subject to special tax accounting rules under Section 451(b) of the Code; and
•persons who received their Class A Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Class A Shares that for U.S. federal income tax purposes is:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof, or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

FORM 20-F 151

•a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.
If a partnership, including for this purpose any arrangement or entity that is classified as a partnership for U.S. federal income tax purposes, holds Class A Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Holders that are partnerships for U.S. federal income tax purposes and the partners in such partnerships are urged to consult their tax advisers regarding the U.S. federal income tax consequences of the ownership and disposition of Class A Shares. This discussion is based on current provisions of the Code, the Regulations promulgated thereunder (the ("Treasury Regulations"), judicial decisions, published positions of the IRS, and other applicable authorities, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations.
This discussion does not address all U.S. federal tax laws (such as estate or gift tax laws), nor does it address any aspects of U.S. state or local or non-U.S. taxation. There can be no assurance that the IRS will not challenge the conclusions reflected herein or that a court would not sustain any such challenge.
This discussion is for informational purposes only and is not tax advice. Holders of Class A Shares are urged to consult their tax advisers regarding the U.S. federal income tax consequences to them of the ownership and disposition of Class A Shares in light of their particular circumstances, as well as any tax consequences arising under the U.S. federal tax laws other than those pertaining to income tax, including estate or gift tax laws, or under any state, local, or non-U.S. tax laws or any applicable income tax treaty.
Tax Consequences of the Ownership and Disposition of Class A Shares
Distributions on Class A Shares
Subject to the discussion below under Passive Foreign Investment Company Considerations”, the gross amount of a distribution paid to a U.S. Holder with respect to Class A Shares (without reduction for any Canadian tax withheld from such distribution) will be included in the holder’s gross income as a dividend to the extent paid out of the current or accumulated earnings and profits of the Manager, as determined under U.S. federal income tax principles. To the extent that the amount of a distribution exceeds the current and accumulated earnings and profits of the Manager, the excess would be treated as a recovery of basis to the extent of the U.S. Holder’s basis in Class A Shares and then as capital gain. The Manager currently does not intend to calculate its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect distributions to be reported as dividends for U.S. federal income tax purposes.
Dividends received by individuals and certain other non-corporate U.S. Holders of Class A Shares readily tradable on the NYSE generally will be “qualified dividend income” subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and the Manager is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on Class A Shares generally will not be eligible for the dividends-received deduction allowed to U.S. shareholders that are treated as corporations for U.S. federal tax purposes. U.S. Holders are urged to consult their tax advisers regarding the application of the relevant rules in light of their particular circumstances.
Dividends paid by the Manager generally will constitute foreign-source income for foreign tax credit limitation purposes. Accordingly, any Canadian federal withholding tax assessed on dividends received by U.S. Holders may, subject to certain limitations, be claimed as a foreign tax credit or as a deduction for U.S. federal income tax purposes. Notwithstanding the foregoing, the rules relating to foreign tax credits are complex, and the availability of a foreign tax credit depends on numerous factors. U.S. Holders are urged to consult their tax advisers regarding the availability of the foreign tax credit with respect to their particular circumstances.
152 BROOKFIELD ASSET MANAGEMENT

Sale or Other Taxable Disposition of Class A Shares
Subject to the discussion below under Passive Foreign Investment Company Considerations”, a U.S. Holder will recognize taxable gain or loss upon the sale, exchange, or other taxable disposition of Class A Shares equal to the difference, if any, between the amount realized for the Class A Shares and the U.S. Holder’s tax basis in the Class A Shares. The amount realized will equal the amount of cash, if any, plus the fair market value of any property received in exchange for the Class A Shares. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Class A Shares exceeds one year at the time of the sale, exchange, or other taxable disposition. Gain or loss, as well as the holding period for the Class A Shares, will be determined separately for each block of Class A Shares (that is, shares acquired at the same cost in a single transaction) sold or otherwise subject to a taxable disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders, including individual U.S. Holders that have held their Class A Shares for more than one year, currently are eligible for preferential tax rates. The deductibility of capital losses is subject to limitations.
Passive Foreign Investment Company Considerations
Certain adverse U.S. federal income tax consequences generally apply to a U.S. person that owns stock of a non-U.S. corporation that is treated as a PFIC for any taxable year during the U.S. person’s holding period for the stock. In general, a non-U.S. corporation will be a PFIC during a taxable year if (i) 75% or more of its gross income constitutes passive income or (ii) 50% or more of its assets produce, or are held for the production of, passive income. Passive income generally includes interest, dividends, and other investment income. For these purposes, a non-U.S. corporation that owns, directly or indirectly, at least 25% of the value of the stock of another corporation, or at least 25% of the value of the interests in a partnership, generally is treated as if it received directly its proportionate share of the income, and held its proportionate share of the assets, of the other corporation or partnership.
Based on its current and expected income, assets, and activities, the Manager does not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether the Manager is a PFIC depends upon the composition of its income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Thus, there can be no assurance that the Manager will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with the Manager’s determination as to its PFIC status.
If, contrary to expectation, the Manager were a PFIC for any taxable year during a U.S. Holder’s holding period for Class A Shares, then the holder would be subject to special tax rules with respect to any “excess distribution” (as defined below) received by the holder and any gain recognized by the U.S. Holder upon the sale or other disposition of the Class A Shares, unless the U.S. Holder were to make a valid QEF Election or Mark-to-Market Election (each as defined below). Distributions received by a U.S. Holder in a taxable year that exceed 125% of the average annual distributions received by the holder during the shorter of the three preceding taxable years or the holder’s holding period for the Class A Shares would be treated as “excess distributions”. Under these special tax rules:
•the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the Class A Shares;
•the amount allocated to the current taxable year, and any taxable year in the U.S. Holder’s holding period prior to the first taxable year in which the Manager is a PFIC, would be treated as ordinary income; and
•the amount allocated to each other taxable year would be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.
In addition, if the Manager were classified as a PFIC with respect to a U.S. Holder, to the extent any of the Manager’s subsidiaries were also PFICs, the U.S. Holder might be deemed to own shares in any such lower-tier PFICs directly or indirectly owned by the Manager in that proportion which the value of the Class A Shares owned by the holder bears to

FORM 20-F 153

the value of all of the Manager’s outstanding shares, and the holder therefore might be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs deemed owned by the U.S. Holder.
Certain elections may be available to mitigate the adverse tax consequences of PFIC status described above. If a U.S. Holder were to elect to treat its interest in the Manager as a “qualified electing fund” (the “QEF Election”) for the first year the holder were treated as holding such interest, then in lieu of the tax consequences described above, the holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of the Manager, even if not distributed to the holder. A QEF Election must be made by a U.S. Holder on an entity-by-entity basis. However, a U.S. Holder may make a QEF Election with respect to Class A Shares (or shares of any lower-tier PFIC) only if the Manager furnishes certain tax information to such holder annually, and there can be no assurance that such information will be provided.
In lieu of making a QEF Election, a U.S. Holder may avoid the unfavourable rules described above by making a “Mark-to-Market Election” with respect to the holder’s Class A Shares. The Mark-to-Market Election is available only for “marketable stock”, which is stock regularly traded on certain qualified exchanges, including the NYSE. For these purposes, the Class A Shares generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. There can be no assurance that trading in the Class A Shares will be sufficiently regular for the shares to qualify as marketable stock. Moreover, the Manager generally does not expect the Mark-to-Market Election to be available with respect to any non-U.S. subsidiary of the Manager classified as a PFIC. In general, if a U.S. Holder were to make a timely and effective Mark-to-Market Election, the holder would include as ordinary income each year the excess, if any, of the fair market value of the holder’s Class A Shares at the end of the taxable year over its adjusted basis in Class A Shares. Any gain recognized by the U.S. Holder on the sale or other disposition of Class A Shares would be ordinary income, and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the Mark-to-Market Election and, thereafter, a capital loss.
Subject to certain exceptions, a U.S. person who owns an interest in a PFIC generally is required to file an annual report on IRS Form 8621, and the failure to file such report could result in the imposition of penalties on the U.S. person and the extension of the statute of limitations with respect to federal income tax returns filed by the U.S. person. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making any available election under the PFIC rules, with respect to their ownership and disposition of the Class A Shares.
Information Reporting and Backup Withholding
Distributions on Class A Shares made to a U.S. Holder and proceeds from the sale or other disposition of Class A Shares generally will be subject to tax information reporting and may, under certain circumstances, be subject to backup withholding, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding tax rules. Backup withholding is not an additional tax, and it generally will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
Foreign Financial Asset Reporting
Certain U.S. persons are required to report information relating to interests in “specified foreign financial assets” on IRS Form 8938. A U.S. Holder’s interest in Class A Shares may be subject to such reporting, subject to certain exceptions (including an exception for Class A Shares held in accounts maintained by certain financial institutions). The failure to report such information could result in the imposition of penalties on the U.S. Holder and the extension of the statute of limitations with respect to U.S. federal income tax returns filed by the U.S. Holder. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this reporting requirement on their ownership and disposition of Class A Shares.
154 BROOKFIELD ASSET MANAGEMENT

Certain Material Canadian Federal Income Tax Considerations
The following describes certain material Canadian federal income tax consequences with respect to the receipt, holding and disposition of Class A Shares acquired by a shareholder who as beneficial owner, and who at all relevant times, for the purposes of the Tax Act, (i) deals at arm’s length and is not affiliated with the Manager and (ii) holds the Class A Shares as capital property (a “Holder”). Generally, the Class A Shares will be considered to be capital property to a Holder provided the Holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and the Manager’s understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.
This summary is not applicable to a holder: (i) that is a “specified financial institution”, (ii) an interest in which would be a “tax shelter investment” or who acquires Class A Shares as a “tax shelter investment”, (iii) that is a “financial institution” for purposes of the “mark-to-market property” rules, (iv) that reports its “Canadian tax results” in a currency other than Canadian currency, or (v) that has entered or will enter into a “derivative forward agreement” or a “dividend rental arrangement” in respect of the Class A Shares (each as defined in the Tax Act). Such holders should consult their own tax advisors. This summary does not address the deductibility of interest on money borrowed to acquire Class A Shares.
This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation concerning the tax consequences to any particular Holder or prospective Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective Holders should consult their own tax advisors with respect to an investment in the Class A Shares having regard to their particular circumstances.
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of Class A Shares must be expressed in Canadian currency. Amounts denominated in another currency must be converted into Canadian currency using the applicable rate of exchange (pursuant to the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.
Taxation of Holders Resident in Canada
The following portion of the summary is applicable to a Holder who is resident or deemed to be resident in Canada under the Tax Act (a “Resident Holder”). Certain Resident Holders may be entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem any such Class A Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Class A Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.
Dividends on the Class A Shares
Taxable dividends received on the Class A Shares by a Resident Holder will be included in computing the Resident Holder’s income.
Taxable dividends received on the Class A Shares by a Resident Holder who is an individual (other than in respect of certain trusts) will be included in computing the Resident Holder’s income subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Such dividends will

FORM 20-F 155

be eligible for the enhanced gross-up and dividend tax credit if the Manager designates the dividends as “eligible dividends”. There may be limitations on the Manager’s ability to designate taxable dividends as eligible dividends.
Subject to the potential application of subsection 55(2) of the Tax Act, dividends received or deemed to be received on the Class A Shares by a Resident Holder that is a corporation will be included in the Resident Holder’s income and will generally be deductible by the Resident Holder in computing its taxable income. Certain corporations, including private corporations or subject corporations may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Class A Shares to the extent that such dividends are deductible in computing taxable income.
Subsection 55(2) of the Tax Act provides that where a corporate Resident Holder receives a dividend and such dividend is deductible in computing the corporate Resident Holder’s income and is not subject to Part IV tax or is subject to Part IV tax that is refundable as part of the series of transactions that includes the receipt of the dividend, all or part of the dividend may in certain circumstances be treated as a capital gain from the disposition of a capital property, the taxable portion of which must be included in computing the corporate Resident Holder’s income for the year in which the dividend was received. Accordingly, corporate Resident Holders should consult their own tax advisors having regard to their own circumstances.
A Resident Holder which is a “private corporation” (as defined in the Tax Act) or any other corporation controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act, generally imposed at the rate of 38 1/3%, on taxable dividends received on the Class A Shares, to the extent that such dividends are deductible in computing its taxable income.
Taxable dividends or capital gains dividends paid to a Resident Holder that is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) will be liable to pay an additional refundable tax on its “aggregate investment income”, which includes an amount in respect of dividends or deemed dividends that are not deductible in computing taxable income. The additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the Proposed Amendments. Resident Holders are advised to consult their own tax advisors in this regard.
Resident Holders are urged to consult their own tax advisors as to the availability of a credit against their federal income tax liability or a deduction from income under the Tax Act in the event of any future U.S. federal withholding tax on dividends.
Dispositions of the Class A Shares
A disposition or deemed disposition of Class A Shares (other than to the Manager, unless purchased by the Manager in the open market in the manner in which shares are normally purchased by any member of the public in the open market) by a Resident Holder will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such shares and any reasonable costs of disposition. For this purpose, the adjusted cost base to a Resident Holder of Class A Shares will be determined at any time by averaging the cost of such Class A Shares with the adjusted cost base of any other Class A Shares owned by the Resident Holder as capital property at that time.
In general, one-half of a capital gain realized by a Resident Holder in a taxation year must be included in income as a “taxable capital gain”. One-half of a capital loss realized by a Resident Holder in a taxation year generally must be deducted as an “allowable capital loss” against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years in accordance with the provisions of the Tax Act.
The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Class A Share may be reduced by the amount of any dividends received or deemed to be received by the Resident Holder on such Class A Share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Class A Share is owned by a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Such Resident Holders should consult their own advisors.
A taxable capital gain realized by a Resident Holder that is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax.
156 BROOKFIELD ASSET MANAGEMENT

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) will be liable to pay an additional refundable tax on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains. The additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the Proposed Amendments. Resident Holders are advised to consult their own tax advisors in this regard.
Eligibility for Investment
Based on the current provisions of the Tax Act, provided that the Class A Shares are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX and the NYSE), the Class A Shares will be qualified investments under the Tax Act for a trust governed by a Tax-Free Savings Account (“TFSA”), Registered Disability Savings Plan (“RDSP”), Registered Retirement Savings Plan (“RRSP”), Registered Retirement Income Fund (“RRIF”), Registered Education Savings Plan (“RESP”), or deferred profit sharing plan.
Notwithstanding the foregoing, the holder of a TFSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such Class A Shares held in the TFSA, RDSP, RRSP, RRIF or RESP are a “prohibited investment” and not an “excluded property” (each as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RDSP, RRSP, RRIF or RESP, as the case may be. Generally, the Class A Shares will not be a “prohibited investment” if the holder of the TFSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as the case may be, deals at arm’s length with the Manager for purposes of the Tax Act and does not have a “significant interest” (within the meaning of subsection 207.01(4) of the Tax Act) in the Manager. Generally, such holder, annuitant or subscriber, as the case may be, will not have a significant interest in the Manager provided the holder, annuitant or subscriber, together with persons with whom the holder, annuitant or subscriber does not deal at arm’s length, does not own (and is not deemed to own pursuant to the Tax Act) directly or indirectly, 10% or more of the issued shares of any class of the capital stock of the Manager or of any corporation that is related to the Manager (for purposes of the Tax Act). Holders, annuitants or subscribers should be aware that exchanges at the request of holders of Class A Shares may impact the percentage of total Class A Shares held by such holders, annuitants or subscribers.
Holders of TFSAs or RDSPs, annuitants under RRSPs or RRIFs and subscribers of RESPs should consult their own tax advisors as to whether such securities will be such a “prohibited investment”, including with respect to whether the Class A Shares would be “excluded property” for purposes of such rules in their particular circumstances.
Taxation of Holders Not Resident in Canada
The following portion of the summary is generally applicable to a Holder who, at all relevant times for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the Class A Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.
Dividends on the Class A Shares
Dividends paid or credited, or deemed to be paid or credited, on Class A Shares by the Manager to a Non-Resident Holder will be subject to Canadian withholding tax under Part XIII of the Tax Act at the rate of 25%, subject to a possible reduction under the terms of an applicable income tax treaty or convention. For example, the rate of withholding tax applicable to a dividend paid on a Class A Share to a Non-Resident Holder who is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980), as amended (the “Convention”), beneficially owns the dividend and is fully entitled to the benefits of the Convention, will generally be reduced to 15% (or 5% in certain cases where such Non-Resident Holder is a corporation that beneficially owns at least 10% of the Manager’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.
Dispositions of the Class A Shares
A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Class A Share, unless the Class A Share constitutes taxable Canadian property of the Non-Resident Holder for purposes of the Tax Act at the time of the disposition or deemed disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is

FORM 20-F 157

resident. The circumstances under which a Class A Share will constitute taxable Canadian property of a Non-Resident Holder are discussed below.
In the event that the Class A Shares constitute taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident, then the income tax consequences discussed above for Resident Holders under “Taxation of Holders Resident in Canada —Dispositions of the Class A Shares” will generally apply to the Non-Resident Holder.
Provided that the Class A Shares are listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the TSX and the NYSE), the Class A Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at a particular time unless, at any time during the sixty-month period immediately preceding that time, the following two conditions are met concurrently: (a) 25% or more of the issued shares of any class of the Manager were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, and (iii) partnerships in which the Non- Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest, directly or indirectly through one or more other partnerships; and (b) more than 50% of the fair market value of the Class A Shares was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests or rights in, property described in (i) to (iii), whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Class A Shares may be deemed to be taxable Canadian property of a Non-Resident Holder.
The Manager expects that the Class A Shares will not constitute taxable Canadian property at any relevant time because none of the conditions in (b) above are expected to be met at any relevant time.
Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Class A Shares may be deemed to be “taxable Canadian property”. Non-Resident Holders for whom Class A Shares may constitute “taxable Canadian property” should consult their own tax advisors.
10.F    DIVIDENDS AND PAYING AGENTS
Not applicable.
10.G    STATEMENT OF EXPERTS
Not applicable.
10.H    DOCUMENTS ON DISPLAY
Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Form 20-F the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.
As a foreign private issuer under the SEC’s regulations, we will file annual reports on Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act.
The contracts and other documents referred to in this Form 20-F, and our SEC filings are and will be available on our EDGAR profile at www.sec.gov, and certain of these documents are also available on our website at bamr.brookfield.com.
In addition, the Manager is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on the Manager’s SEDAR profile at www.sedar.com.
158 BROOKFIELD ASSET MANAGEMENT

Written requests for such documents should be directed to Corporate Secretary at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada, Tel: 416-363-9491.
10.I    SUBSIDIARY INFORMATION
Not applicable.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this Form 20-F under Item 5.A “Operating Results—Market Risk”.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

FORM 20-F 159

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2022, an evaluation of the effectiveness of the Manager’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
It should be noted that while the Manager’s management, including persons performing the functions of principal executive and principal financial officers for us, believe our disclosure controls and procedures provide a reasonable level of assurance that such controls and procedures are effective, they do not expect that our disclosure controls and procedures or internal controls will prevent all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Internal Control over Financial Reporting
This Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Manager’s independent registered public accountants due to a transition period established by the rules of the SEC for newly public companies.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.    RESERVED
16.A    AUDIT COMMITTEE FINANCIAL EXPERT
The Board has determined that Marcel R. Coutu possesses specific accounting and financial management expertise, is the audit committee financial expert as defined by the SEC, and is independent within the meaning of the rules of the NYSE. The Board has also determined that other members of the Audit Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.
16.B    CODE OF ETHICS
The Board has adopted the Code of Conduct, a copy of which is available on the Manager’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov, and has been filed as an exhibit to this Form 20-F. The Code of Conduct is also available on our website at https://bam.brookfield.com. See Item 6.C “Board Practices—Code of
160 BROOKFIELD ASSET MANAGEMENT

Business Conduct and Ethics”. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Form 20-F.

16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The Manager has retained Deloitte LLP (PCAOB ID No. 1208) to act as our independent registered chartered accountants.
The table below summarizes the fees for professional services rendered by Deloitte LLP (PCAOB ID No. 1208) for the audit of our annual financial statements for the year ended December 31, 2022. A majority of the fees to Deloitte LLP are billed and settled in Canadian dollars. In order to provide comparability with our financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(THOUSANDS)	2022
Audit Fees (1)	$1,465
Audit-related fees (2)	—
Tax fees (3)	—
All other fees(4)	—
$1,465

(1)    Audit fees include fees for the audit of our annual consolidated financial statements. This fee also includes fees for the audit for certain subsidiaries and equity method investments.
(2)    Audit-related fees relate primarily to services pertaining to financial due diligence, capital market transactions, Sarbanes-Oxley readiness activities, Form 20-F and other securities related matters. Audit-related fees also include other services.
(3)    Includes professional services related to tax compliance, tax advice and tax planning in connection with domestic and foreign operations and corresponding tax implications. Our audit committee pre-approves all audit and non-audit services provided to us by Deloitte LLP.
(4)    Includes fees for products and services other than audit fees, audit-related fees and tax fees described above.
16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.
16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The Manager may from time-to-time, subject to applicable law, purchase Class A Shares for cancellation in the open market, provided that any necessary approval has been obtained. No such purchases were made in the year ended December 31, 2022. On January 9, 2023, the Manager announced the TSX approval of a normal course issuer bid to purchase up to 10% of the public float of each series of the Manager's outstanding Class A shares that are listed on the TSX through open market purchases on the TSX. Under the bid, which commenced on January 11, 2023, and is set to expire on January 10, 2024. The Manager has not purchased any Class A preference shares as at the date of this Form 20-F.
16.F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.

FORM 20-F 161

16.G    CORPORATE GOVERNANCE
Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. domestic companies under the NYSE listing standards. The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. The Board is not required by Canadian securities laws to be, and is currently not, comprised of a majority of independent directors. However, the Board is expected to be comprised of a majority of directors that satisfy the independence standards established by the NYSE for our next annual report.
The Manager may, in the future, elect to follow its home country laws for certain of its corporate governance practices, as permitted by the rules of the NYSE.
16.H    MINE SAFETY DISCLOSURE
Not applicable.
16.I    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
162 BROOKFIELD ASSET MANAGEMENT

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See the audited consolidated financial statements of the Manager, the audited consolidated and combined financial statements of the Asset Management Company, and the audited combined and consolidated financial statements of Oaktree, in each case prepared in accordance with U.S. GAAP, beginning on page F-1 of this Form 20-F, which are filed as part of this Form 20-F.
ITEM 19.    EXHIBITS
See the audited consolidated financial statements of the Manager, the audited consolidated and combined financial statements of the Asset Management Company, and the audited combined consolidated financial statements of Oaktree, in each case prepared in accordance with U.S. GAAP, beginning on page F-1 of this Form 20-F, which are filed as part of this Form 20-F.

1.1	Notice of Articles and Articles of Brookfield Asset Management Ltd. (incorporated by reference to Exhibit 99.1 of the Manager’s Form 6-K filed with the SEC on December 12, 2022).

2.1	Description of Securities.*

4.1
Relationship Agreement dated November 8, 2022 among Brookfield Asset Management Inc., Brookfield Asset Management Ltd. and Brookfield Asset Management ULC (incorporated by reference to Exhibit 10.1 of the Manager’s Form F-1/A filed with the SEC on November 9, 2022).

4.2
Voting Agreement dated December 9, 2022 between Brookfield Corporation and Brookfield Asset Management Ltd. (incorporated by reference to Exhibit 99.2 of the Manager’s Form 6-K filed with the SEC on December 12, 2022).

4.3
Asset Management Services Agreement dated November 8, 2022 between Brookfield Asset Management Ltd. and Brookfield Asset Management ULC (incorporated by reference to Exhibit 10.3 of the Manager’s Form F-1/A filed with the SEC on November 9, 2022).

4.4
Transitional Services Agreement dated November 8, 2022 among Brookfield Asset Management Inc., Brookfield Asset Management Ltd. and Brookfield Asset Management ULC (incorporated by reference to Exhibit 10.4 of the Manager’s Form F-1/A filed with the SEC on November 9, 2022).

4.5
Trademark Sublicense Agreement dated December 9, 2022 between Brookfield Corporation and Brookfield Asset Management Ltd. (incorporated by reference to Exhibit 99.3 of the Manager’s Form 6-K filed with the SEC on December 12, 2022).

4.6
2022 Trust Agreement dated December 9, 2022 among Brookfield Asset Management Ltd., BAM Partners Trust and Computershare Trust Company of Canada (incorporated by reference to Exhibit 99.4 of the Manager’s Form 6-K filed with the SEC on December 12, 2022).

4.7
Credit Agreement dated November 8, 2022 between Brookfield Asset Management Ltd. and Brookfield Asset Management ULC (incorporated by reference to Exhibit 10.7 of the Manager’s Form F-1/A filed with the SEC on November 9, 2022).

4.8
Tax Matters Agreement dated December 8, 2022 among Brookfield Asset Management Inc., Brookfield Asset Management Ltd. and Brookfield Asset Management ULC (incorporated by reference to Exhibit 99.5 of the Manager’s Form 6-K filed with the SEC on December 12, 2022).

8.1	Not applicable.†

FORM 20-F 163

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.6 of the Manager’s Form 6-K filed with the SEC on December 12, 2022).

12.1	Certification of Bruce Flatt, Chief Executive Officer, Brookfield Asset Management Ltd., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

12.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Asset Management Ltd., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

13.1	Certification of Bruce Flatt, Chief Executive Officer, Brookfield Asset Management Ltd., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*

13.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Asset Management Ltd., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*
15.1	Consent of Deloitte LLP, relating to the audited consolidated financial statements of Brookfield Asset Management Ltd.*
15.2	Consent of Deloitte LLP, relating to the audited consolidated and combined financial statements of Brookfield Asset Management ULC*
15.3
Consent of Ernst & Young LLP, relating to the audited combined and consolidated financial statements of Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman) L.P. and Oaktree Investment Holdings, L.P.*

101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*Filed electronically herewith.
†The registrant has no principal subsidiaries.
164 BROOKFIELD ASSET MANAGEMENT

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: March 31, 2023	BROOKFIELD ASSET MANAGEMENT LTD.

	By:	/s/ Justin B. Beber
		Name:	Justin B. Beber
		Title:	Chief Administrative Officer and General Counsel

FORM 20-F 165

APPENDIX A
AUDIT COMMITTEE CHARTER5

December 2022

A committee of the board of directors (the “Board”) of Brookfield Asset Management Ltd. (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

MEMBERSHIP AND CHAIR

Following each annual meeting of shareholders, the Board shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Governance, Nominating and Compensation Committee. Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than three public company audit committees, except with the prior approval of the Board. Any such determination shall be disclosed in the Corporation’s Management Information Circular.
The Board shall appoint one Member as the chair of the Committee (the “Chair”). If the Chair is absent from a meeting, the Members shall select an acting Chair from among those Members in attendance at the meeting.
SUBCOMMITTEES

The Committee may form subcommittees for any purpose and may delegate to a subcommittee such of the Committee’s powers and authorities as the Committee deems appropriate.

RESPONSIBILITIES

The Committee shall:

Auditor

a.oversee the work of the Corporation’s and Brookfield Asset Management ULC’s external auditor (the “Auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit,review or attest services for the Corporation and Brookfield Asset Management ULC;

b.require the Auditor to report directly to the Committee;

c.review and evaluate the Auditor’s independence, experience, qualifications and performance (including the performance of the lead audit partner) and determine whether the Auditor should be appointed or re-appointed, and recommend the Auditor to the Board for appointment or re-appointment by the shareholders;

d.where appropriate, recommend to the Board to terminate the Auditor;

e. when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor as required, and the orderly transition of such change;

f.review the terms of the Auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees and recommend the compensation of the Auditor to the Board;

g.at least annually, obtain and review a report by the Auditor describing:
5 Capitalized terms used in this Charter but not otherwise defined herein have the meaning attributed to them in the Board’s “Definitions for Board and Committee Charters” which is annexed hereto as “Annex A”. The Governance, Nominating and Compensation Committee will review the Definitions for Board and Committee Charters at least annually and submit any proposed amendments to the Board for approval as it deems necessary and appropriate.

A-1 BROOKFIELD ASSET MANAGEMENT

i.the Auditor’s internal quality-control procedures; and

ii.any material issues raised by the most recent internal quality control review, or peer review, of the Auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or inquiry or investigation by any governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the Auditor, and the steps taken to deal with any issues raised in any such review;

h.at least annually, confirm that the Auditor has submitted a formal written statement describing all of its relationships with the Corporation and Brookfield Asset Management ULC; discuss with the Auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the Auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Chartered Professional Accountants of Canada, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the Auditor has complied with applicable laws respecting the rotation of certain members of the audit engagement team;

i.ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the Auditor;

j.meet privately with the Auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the Auditor, including:

i.planning and staffing of the audit;

ii.any material written communications between the Auditor and management;

iii.whether or not the Auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

iv.the extent to which the Auditor is satisfied with the nature and scope of its examination;

v.whether or not the Auditor has received the full co-operation of management of the Corporation and Brookfield Asset Management ULC;

vi.the Auditor’s opinion of the competence and performance of the Corporation’s Chief Financial Officer and other key financial personnel of the Corporation and Brookfield Asset Management ULC;

vii.the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

viii.all critical accounting policies and practices to be used by the Corporation and Brookfield Asset Management ULC;

ix.all alternative treatments of financial information within the generally accepted accounting principles in the United States of America (“GAAP”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor;

x.any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

FORM 20-F A-2

xi.any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to the rules of the Public Company Accounting Oversight Board and the United States Securities Exchange Act of 1934,as amended;

k.annually review and approve the Audit and Non-Audit Services Pre-Approval Policy (the “Pre- Approval Policy”), which sets forth the parameters by which the Auditor can provide certain audit and non-audit services to the Corporation, Brookfield Asset Management ULC and their subsidiaries not prohibited by law and the process by which the Committee preapproves such services. At each quarterly meeting of the Committee, the Committee will ratify all audit and non-audit services provided by the Auditor to the Corporation, Brookfield Asset Management ULC and their subsidiaries for the then-ended quarter;

l.resolve any disagreements between management and the Auditor regarding financial reporting; and

m.set clear policies for hiring partners and employees and former partners and employees of the external Auditor.

Financial Reporting

a.prior to disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

i.audited annual financial statements, in conjunction with the report of the Auditor;

ii.interim financial statements;

iii.annual and interim management discussion and analysis of financial condition and results of operation;

iv.reconciliations of the annual or interim financial statements, to the extent required under applicable rules and regulations; and

v.all other audited or unaudited financial information, as appropriate, contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

b.review and discuss with management prior to public dissemination earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts including the use of “pro forma” or “adjusted” non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

c.review the effect of regulatory and accounting initiatives, as well as any of the Corporation’s or Brookfield Asset Management ULC’s asset or debt financing activities that are not required under GAAP to be incorporated into their financial statements (commonly known as “off-balance sheet financing”);

d.review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer of the Corporation during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

e.review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

f.review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies; and

g.for the financial information of any other investee below the Corporation that has an audit committee which is comprised of a majority of independent directors, and which is included in the Corporation’s financial

A-3 BROOKFIELD ASSET MANAGEMENT

statements, it is understood that the Committee will rely on the review and approval of such information by the audit committee and the board of directors of each such investee.

Internal Audit; Controls and Procedures; and Other

a.meet privately with the person responsible for the Corporation’s (which will also apply to Brookfield Asset Management ULC) internal audit function (the “Internal Auditor”) as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

b. require the Internal Auditor to report directly to the Committee;

c.review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the Auditor, review the appointment and replacement of the Internal Auditor and review the significant reports to management prepared by the Internal Auditor and management’s responses. As part of this process, the Committee reviews and approves the governing charter of the internal audit function on an annual basis;

d.review the controls and procedures that have been adopted to confirm that material financial information about the Corporation, Brookfield Asset Management ULC and their respective subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed, review the public disclosure of financial information extracted or derived from the Corporation’s or Brookfield Asset Management ULC’s financial statements and periodically assess the adequacy of such controls and procedures;

e.review of allegations of fraud related to financial reporting that are brought to or come to the attention of the Committee through the Corporation’s ethics hotline, a referral by management, or otherwise;

f.periodically review the status of taxation matters of the Corporation and Brookfield Asset Management ULC; and

g.consider other matters of a financial nature as directed by the Board.

LIMITATION OF AUDIT COMMITTEE ROLE

The Committee’s function is one of oversight. The Corporation’s management is responsible for preparing the Corporation’s and Brookfield Asset Management ULC’s financial statements and, along with the internal audit function, for developing and maintaining systems of internal accounting and financial controls. The Auditor will assist the Committee and the Board in fulfilling their responsibilities for review of the financial statements and internal controls, and the Auditor will be responsible for the independent audit of the financial statements. The Committee expects the Auditor to call to its attention any accounting, auditing, internal accounting control, regulatory or other related matters that the Auditor believes warrant consideration or action. The Committee recognizes that the Corporation’s and Brookfield Asset Management ULC’s finance team, the internal audit team and the Auditor have more knowledge and information about the Corporation’s and Brookfield Asset Management ULC’s financial affairs than do the Committee’s members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Corporation’s or Brookfield Asset Management ULC’s financial statements or internal controls or any professional certification as to the Auditor’s work.

REPORTING

The Committee will regularly report to the Board on:

a.the Auditor’s independence;

b.the performance of the Auditor and the Committee’s recommendations regarding its reappointment or termination;

c.the performance of the internal audit function;

FORM 20-F A-4

d.the adequacy of the Corporation’s and Brookfield Asset Management ULC’s internal controls and disclosure controls;

e.its recommendations regarding the annual and interim financial statements of the Corporation and Brookfield Asset Management ULC and, to the extent applicable, any reconciliation of the Corporation’s or Brookfield Asset Management ULC’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

f.its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;

g.the Corporation’s and Brookfield Asset Management ULC’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

h.all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

In addition, if and when required or appropriate from time to time, the Committee may also report to another committee of the Board.

COMPLAINTS PROCEDURE

The Corporation’s Code of Business Conduct (the “Code”) requires employees to report to their supervisor or internal legal counsel any suspected violations of the Code, including (i) fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record; (ii) deficiencies in, or noncompliance with, internal accounting controls; (iii) misrepresentations or false statements in any public disclosure documents; and (iv) any deviations from full, true and plain reporting of the Corporation’s financial condition, as well as any other illegal or unethical behavior. Alternatively, employees may report such behavior anonymously through the Corporation’s reporting hotline which is managed by an independent third party. The Corporation also maintains a Whistleblowing Policy which reinforces the Corporation’s commitment to providing a mechanism for employees to report suspected wrongdoing without retaliation.

The Audit Committee will periodically review the procedure for the receipt, retention, treatment and follow-up of complaints received by the Corporation through the Corporation’s reporting hotline or otherwise regarding accounting, internal controls, disclosure controls or auditing matters and the procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Governance, Nominating and Compensation Committee together with any proposed amendments. The Governance, Nominating and Compensation Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation’s website and the Management Information Circular of the Corporation will state that this Charter is available on the Corporation’s website. This Charter will also be reproduced in full as an appendix to the Corporation’s Annual Information Form.

ASSESSMENT

At least annually, the Governance, Nominating and Compensation Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the Statement of Corporate Governance Practices adopted by the Board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.

A-5 BROOKFIELD ASSET MANAGEMENT

ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT

The Committee may retain any outside advisor, including legal counsel, at the expense of the Corporation, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees and any other retention terms.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

MEETINGS

Meetings of the Committee may be called by any Member, the Chair of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the Internal Auditor or the Auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members at the relevant time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (British Columbia) and the articles of the Corporation, and, unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to each Member, the Internal Auditor, the Auditor, the Chair of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally or by letter, electronic mail, telephone or other generally accepted means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of the Corporation’s management to attend any or all meetings.

This Charter of the Audit Committee was reviewed and approved by the board of directors of the Corporation on December 7, 2022.

FORM 20-F A-6

ANNEX A

Definitions for Board and Committee Charters

“Audit Committee” means the audit committee of the Board.

“Audit Committee Financial Expert” means a person who has the following attributes:
a.an understanding of GAAP and financial statements;

b.the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c.experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d.an understanding of internal controls and procedures for financial reporting; and

e.an understanding of audit committee functions, acquired through any one or more of the following:

i.education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

ii.experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

iii.experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

iv.other relevant experience.

“Board Interlocks” means when two directors of one public company sit together on the board of another company.
“Committee Interlocks” means when a Board Interlock exists, plus the relevant two directors also sit together on a board committee for one or both of the companies.
“Environmental, Social, and Governance”:
“environmental” includes but is not limited to responsibility or experience overseeing and/or managing climate change risks; GHG emissions; natural resources; waste management; energy efficiency; biodiversity; water use; and environmental regulatory and/or compliance matters;
“social” includes but is not limited to responsibility or experience overseeing and/or managing health and safety; human rights; labor practices; diversity and inclusion; talent attraction and retention; human capital development; and community/stakeholder engagement; and
“governance” includes but is not limited to responsibility or experience overseeing and/or managing board composition and engagement; business ethics; anti-bribery & corruption; audit practices; regulatory functions; and data protection and privacy.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
“GAAP” means generally accepted accounting principles in the United States of America that the SEC has identified as having substantial authoritative support, as supplemented by Regulation S-X under the 1934 Act, as amended from time to time.

A-7 BROOKFIELD ASSET MANAGEMENT

“Governance, Nominating and Compensation Committee” means the Governance, Nominating and Compensation Committee of the Board.
“Immediate Family Member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.
“Independent Director(s)” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A material relationship is one that could reasonably be expected to interfere with a director’s exercise of independent judgment. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:
a.is or was an employee or executive officer, or whose Immediate Family Member is or was an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

b.is receiving or has received, or whose Immediate Family Member is an executive officer of the Corporation and is receiving or has received, during any 12-month period within the last three years more than CA$75,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service), is not independent;

c.is or was a partner of, affiliated with or employed by, or whose Immediate Family Member is or was a partner of or employed in an audit, assurance, or tax compliance practice in a professional capacity by, the Corporation’s present or former internal or external auditor, is not independent until three years after the end of such partnership, affiliation, or employment relationship, as applicable, with the auditor;

d.is or was employed as, or whose immediate family member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Corporation serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship, as applicable; and

e.is an executive officer or an employee of, or whose Immediate Family Member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent.

Additionally, an Independent Director for the purposes of the Audit Committee and the Governance, Nominating and Compensation Committee, specifically may not:

x.accept directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or

y.be an affiliated person of the Corporation (within the meaning of applicable rules and regulations).

Furthermore, an Independent Director for the purposes of the Governance, Nominating and Compensation Committee, specifically may not:
x.have a relationship with senior management that would impair the director’s ability to make independent judgments about the Corporation’s executive compensation.

For the purposes of the definition of Independent Director, the term “Corporation” includes any parent or subsidiary in a consolidated group with the Corporation and includes Brookfield Asset Management ULC and any of its subsidiaries.
In addition to the requirements for independence set out in paragraph (c) above, Members of the Audit and Governance, Nominating and Compensation Committees must disclose any other form of association they have with a current or
FORM 20-F A-8

former external or internal auditor of the Corporation to the Governance, Nominating and Compensation Committee for a determination as to whether this association affects the Member’s status as an Independent Director.
“Statement of Corporate Governance Practices” means the statement of corporate governance practices section of the Management Information Circular.
“Unaffiliated Director” means any director who (a) does not own greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) and (b) within the last two years has not directly or indirectly (i) been an officer of or employed by the Corporation, Brookfield Asset Management ULC or any of their respective affiliates, (ii) performed more than a de minimis amount of services for the Corporation, Brookfield Asset Management ULC or any of their affiliates, or (iii) had any material business or professional relationship with the Corporation or Brookfield Asset Management ULC or their affiliates other than as a director of the Corporation or any of their affiliates. “de minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation or Brookfield Asset Management ULC to themselves and to the Corporation or Brookfield Asset Management ULC.

A-9 BROOKFIELD ASSET MANAGEMENT

INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements of Brookfield Asset Management Ltd. as at December 31, 2022 and for the Period Ended December 31, 2022, together with the accompanying notes thereto	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheet as at December 31, 2022	F-5
Consolidated Statement of Comprehensive Income for the period from July 4 to December 31, 2022	F-6
Consolidated Statement of Changes in Equity for the period from July 4 to December 31, 2022	F-7
Consolidated Statement of Cash Flows for the period from July 4 to December 31, 2022	F-8
Notes to the Consolidated Financial Statements	F-9

Audited Consolidated and Combined Financial Statements of Brookfield Asset Manager ULC as at December 31, 2022, and 2021 and for the Year Ended December 31, 2022, and 2021 together with the accompanying notes thereto
F-20
Independent Auditor's Report	F-21
Consolidated and Combined Balance Sheets as at December 31, 2022, 2021 and 2020	F-23
Consolidated and Combined Statements of Operations for the years ended December 31, 2022, 2021 and 2020	F-24
Consolidated and Combined Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020	F-25
Consolidated and Combined Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020	F-26
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020	F-27
Notes to Consolidated and Combined Financial Statements	F-28

Oaktree Asset Management Group Combined and Consolidated Financial Statements as at December 31, 2022 and 2021 and for the Year Ended December 31, 2022, and 2021 together with the accompanying notes thereto
F-54
Report of Independent Auditors	F-55
Combined and Consolidated Financial Statements as at December 31, 2022	F-57
Combined and Consolidated Statement of Operations as at December 31, 2022	F-58
Combined and Consolidated Statement of Comprehensive Income as at December 31, 2022	F-59
Combined and Consolidated Statement of Cash Flows as at December 31, 2022	F-60
Combined and Consolidated Statement of Changes in Unitholder's Capital as at December 31, 2022	F-62
Notes to Combined Financial Statements	F-63

FORM 20-F F-1

Brookfield Asset Management Ltd
Consolidated Financial Statements
December 31, 2022
F-2 BROOKFIELD ASSET MANAGEMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Asset Management Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Brookfield Asset Management Ltd. and subsidiaries (the "Manager") as of December 31, 2022, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for the period from July 4, 2022 to December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Manager as of December 31, 2022, and the results of its operations and its cash flows for the period ended December 31, 2022, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Manager’s management. Our responsibility is to express an opinion on the Manager's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Manager in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Manager is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Manager’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also includes evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Equity Method Investment in Brookfield Asset Management ULC – Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

The Manager has a 25% interest in Brookfield Asset Management ULC where the remaining 75% interest is held by Brookfield Corporation. The Manager has accounted for its interest in Brookfield Asset Management ULC under the equity method of accounting where it is deemed to exert significant influence, but not control. The carrying value of the equity method investment is determined based on the pro-rata carrying value of Brookfield Asset Management ULC distributed to the Manager from Brookfield Corporation on spin-off, adjusted for the equity in earnings or losses of the investee allocated based on the relevant agreements, less distributions received and impairment losses, if any. Further, the carrying value of the equity method investment in Brookfield Asset Management ULC is adjusted as a result of any share-based awards granted by the Manager to employees of Brookfield Asset Management ULC. As of December 31, 2022, the Manager’s equity method investment in Brookfield Asset Management ULC was $2,378 million, and for the
FORM 20-F F-3

period ended December 31, 2022, the Manager’s income from its equity method investment in Brookfield Asset Management ULC was $21 million.

We identified the accounting for equity method investment as a critical audit matter because of the significance of the equity method investment to the Manager’s financial statements, and the judgments made by management when assessing the results of Brookfield Asset Management ULC’s operations and accounting and valuation judgments made by the operator of Brookfield Asset Management ULC. This required an increased extent of audit effort, including the need to involve the auditor of Brookfield Asset Management ULC and senior members of the engagement team.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to accounting for the equity method investment in Brookfield Asset Management ULC included the following, among others:
•Tested the Manager’s acquisition of its 25% interest in Brookfield Asset Management ULC;
•Evaluated significant judgments and estimates at the underlying equity method investment through oversight of the auditor of Brookfield Asset Management ULC by obtaining and assessing information from the auditor to understand significant judgments and estimates, significant findings or issues identified, actions taken to address them, and conclusions reached;
•Agreed the underlying information of the equity method investment to the audited financial statements of Brookfield Asset Management ULC; and
•Performed procedures to evaluate subsequent events related to the equity method investment and to assess their impact, if any, on the financial information, up to the date of our auditor’s report on the Manager’s financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 31, 2023

We have served as the Company's auditor since 2022.

F-4 BROOKFIELD ASSET MANAGEMENT

BROOKFIELD ASSET MANAGEMENT LTD.
CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 31, 2022 (MILLIONS. EXCEPT SHARE AMOUNTS)
Assets
Cash and cash equivalents	$1
Due from affiliates (Note 7)	782
Investments (Note 3)	2,378
Total Assets	$3,161

Liabilities
Accounts payable	$781
Due to affiliates (Note 7)	3
Total Liabilities	784
Commitments and contingencies (Note 8)
Equity
Common stock:
Class A (Unlimited authorized and 396,154,728 issued and outstanding)	2,410
Class B (Unlimited authorized and 21,280 issued and outstanding)	—
Class A held in Treasury (16,048,129 shares outstanding)	(330)
Additional paid-in-capital	278
Retained earnings	19
Total Equity	2,377
Total Liabilities and Equity	$3,161
FORM 20-F F-5

BROOKFIELD ASSET MANAGEMENT LTD.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)
Expenses, net of recoveries
Compensation and benefits recovery /(expense)	$37
General and administrative expense	(1)
Unrealized carried interest compensation expense	(3)
Other expense	(35)
Total (expense)	(2)
Share of income from equity method investments	21
Net income and comprehensive income	$19

Net income per share of common stock (Note 6)
Basic	$0.05
Diluted	0.05

Weighted-average shares of common stock outstanding (Note 6)
Basic	396,166,341
Diluted	400,896,766

F-6 BROOKFIELD ASSET MANAGEMENT

BROOKFIELD ASSET MANAGEMENT LTD.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(MILLIONS, EXCEPT SHARE DATA)	Shares of Brookfield Asset Management Ltd		Brookfield Asset Management Ltd.
	Class A Common Stock	Class B Common Stock	Common Stock	Treasury Stock	Additional Paid-in-Capital	Retained Earnings	Total Equity
Balance at July 4, 2022	—	—	$—	$—	$—	$—	$—
Net income	—	—	—	—	—	19	19
Share subscriptions	2,404,747	—	52	—	—	—	52
Purchase of treasury stock	—	—	—	(330)	—	—	(330)
Capital contribution	393,749,981	21,280	2,358	—	278	—	2,636
Balance at December 31, 2022	396,154,728	21,280	$2,410	$(330)	$278	$19	$2,377
FORM 20-F F-7

BROOKFIELD ASSET MANAGEMENT LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS)
Operating activities
Net income	$19
Non-cash adjustments
Undistributed earnings of investments accounted for under the equity method (Note 3)	(21)
Other expense	35
Compensation and benefits recovery	(37)
Unrealized carried interest compensation expense	3
Working capital movements:
Due from affiliates (Note 7)	(782)
Accounts payable	781
(2)
Financing activities
Change in due to affiliates (Note 7)	281
Share subscriptions	52
Purchase of treasury shares	(330)
3
Cash and cash equivalents
Change in cash and cash equivalents	1
Balance, beginning of year	—
Balance, end of year	$1

Supplemental cash flow disclosures
Settlement of due to affiliates (Note 7)	$(278)

F-8 BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION
Brookfield Asset Management Ltd. (the “Manager”), through its investment in Brookfield Asset Management ULC ("our asset management business" or the "Company") is an alternative asset manager. The Manager is listed on the New York and Toronto stock exchanges under the symbol BAM. The Manager was incorporated on July 4, 2022 and its head office is located at Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3 and its registered office is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.
On December 9, 2022, Brookfield Corporation (the "Corporation") completed the partial spin-off of Brookfield Asset Management ULC (the "Arrangement"). The Manager was incorporated for the purpose of holding a 25% interest in Brookfield Asset Management ULC and to facilitate the Arrangement. As part of the Arrangement, the Corporation contributed certain indirect wholly owned asset management subsidiaries to Brookfield Asset Management ULC. The contribution of these entities was considered a common control transaction and was measured at historical cost. Further, the Corporation contributed a 25% interest of Brookfield Asset Management ULC to the Manager, and in exchange, the Manager issued securities of the Manager to the Corporation’s existing shareholders on a pro-rata basis.
The Manager entered into several agreements and arrangements resulting from the Arrangement, among which include:
•The Asset Management Services Agreement (the "AMSA") under which the Manager provides the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC which pays the Manager for the services of these individuals on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Most of the Manager's employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to Brookfield Asset Management ULC which include investment, corporate and other services. In addition, at the request of Brookfield Asset Management ULC, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Other Revenue (Expenses) accounting policy in Note 2;
•The Transitional Services Agreement (the "TSA") pursuant to which (i) Brookfield Asset Management ULC will provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation will provide, on a transitional basis, certain services to Brookfield Asset Management ULC to facilitate the orderly transfer of the asset management business. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and
•The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Other Revenues (Expenses) accounting policy in Note 2.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements of the Manager have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented in U.S. Dollars. The consolidated financial statements have been prepared in accordance with the accounting policies set out below.
Use of Estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that estimates utilized in the preparation of the consolidated financial statements are reasonable. Such estimates include those used in the valuation of investments and financial instruments, the measurement of deferred tax balances (including valuation allowances) and the accounting for share-based and performance-based compensation. Actual results may differ from those estimates and such differences may be material.
Consolidation
The Manager consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary of a VIE if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of
FORM 20-F F-9

a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Manager determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and continuously reconsiders that conclusion. In determining whether the Manager is the primary beneficiary, the company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the company. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that the company is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by the Manager, affiliates of the company or third parties) and amendments to governing documents could affect an entity’s status as a VIE or the determination of the primary beneficiary. At each reporting date, the company assesses whether it is the primary beneficiary and will consolidate or deconsolidate accordingly. As at December 31, 2022, the Manager is not the primary beneficiary of any VIE.
All intercompany balances and transactions have been eliminated on consolidation.
Foreign Currency
In the normal course of business, the Manager may enter into transactions not denominated in U.S. Dollars. Foreign exchange gains and losses arising on such transactions are recorded in Net Income. In addition, where the Manager consolidates entities that have a non-U.S. Dollar functional currency those non-U.S. Dollar denominated assets and liabilities are translated to U.S. Dollars at the exchange rate prevailing at the reporting date and income, expenses, gains and losses are translated at the prevailing exchange rate on the dates that they were recorded. Cumulative translation adjustments arising from the translation of non-U.S. Dollar denominated operations are recorded in Other Comprehensive Income.
Cash and Cash Equivalents
Cash and cash equivalents represent cash on hand and cash held in banks. Interest income from cash and cash equivalents is recorded in the Consolidated Statements of Comprehensive Income.
Equity Method Investments
Investments in which the Manager is deemed to exert significant influence, but not control are accounted for using the equity method of accounting. The Manager has significant influence over Brookfield Asset Management ULC and therefore accounts for its investment under the equity method.
The carrying value of equity method investments is determined based on amounts invested by the company, adjusted for the equity in earnings or losses of the investee allocated based on the relevant agreements, less distributions received. Further, the carrying value of the equity method investment is adjusted as a result of any share-based awards granted by the Manager to employees of Brookfield Asset Management ULC. Under the equity method of accounting, the Manager's share of earnings from equity investments is included in the Share of income from equity investments in the Consolidated Statements of Comprehensive Income. The Manager evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

Refer to Note 3 for further details of the Manager's equity accounted investments.
Accounts Payable
Accounts payable primarily consists of long-term compensation liabilities due to the employees of the Manager.
Compensation and Benefits
Compensation consists of (a) salary and bonus, and benefits paid and payable to employees and (b) share-based compensation associated with the grants of share-based awards to employees of the Manager. Compensation cost relating to the issuance of share-based awards to senior management and employees of the Manager is accounted for in accordance with ASC 718, Compensation - Stock Compensation, which measures the equity-classified awards at fair value at the grant date and expensed over the vesting period, taking into consideration expected forfeitures. Cash settled share-based awards and awards settled in a variable number of shares for a fixed monetary amount are classified as liabilities and are remeasured at the end of each reporting period.
Prior to the Arrangement, the Corporation had provided certain long term incentive plans to its employees. The value of these long term incentive plans changed as a result of the spin-off of the asset management business. In order to make award participants whole following the Arrangement, the Corporation and the Manager modified the strike price of the
F-10 BROOKFIELD ASSET MANAGEMENT

historical awards and issued additional awards such that participants would receive the same economic outcome immediately before and after the spin-off. As part of the execution of the Arrangement, certain employees are now employed by the Manager and any unvested amounts cease to be recognized by the non-employing entity. The Manager assessed the fair value of the modified instruments immediately before and after the spin-off date to determine if there was any change in value and will account for the impact of the modification and any relevant incremental fair value generated at the time of the spin-off prospectively.
On completion of the Arrangement, the Manager issued awards and other long term incentive awards to employees of Brookfield Asset Management ULC. Manager recognizes the entire cost of these share-based payment awards in Additional paid-in capital in the Consolidated Balance Sheet.
Refer to Note 5 for further details of the Manager's share based compensation.
Carried Interest Compensation Expense
Carried interest is performance-based compensation associated with realized or unrealized carried interest earned by our asset management business and is based on the performance of investments on a fund-by-fund basis. Employees of the Manager earn carried interest compensation which is subject to both positive and negative adjustments and recoverable to the Manager under the terms of the ASMA.

Other Revenue (Expense)
Other Revenue (Expense) relate to the AMSA between the Manager and the Company, the TSA and the Relationship Agreement amongst the Manager, the Company and the Corporation.

Under the AMSA, the Manager provides the services of its employees to the Company and the Corporation, respectively, on a cost-recovery basis. Income generated under these agreements is recognized as Other Revenue (Expense) in the Consolidated Statement of Comprehensive Income on a gross basis as and when services are provided by the Manager. To the extent that the employees are entitled to share-based and performance-based compensation, the related income is recognized as and when the awards vest.

Under the Relationship Agreement, certain employee share-based and performance-based compensation costs are recovered from the Corporation. Income generated under the Relationship Agreement relating to these awards is recognized as Other Revenue (Expense) in the Consolidated Statement of Comprehensive Income on a gross basis as the awards vest.
Certain liability classified share-based awards covered by the AMSA and Relationship Agreement are required to be revalued at each balance sheet date. As a result, where the revaluation results in an increase in the equity award liability, the Corporation and Brookfield Asset Management ULC will reimburse the Manager while conversely, where the revaluation results in a decrease in the equity award liability, the Manager will be responsible for refunding the difference to the Corporation or Brookfield Asset Management ULC.
Under the TSA, the Manager is responsible for the costs of transitional services provided by Brookfield Asset Management ULC and the Corporation. Such costs are recognized as Other Revenue (Expense) in the Consolidated Statement of Comprehensive Income when services are performed.
Related Parties
In the normal course of operations, the Manager enters into various transactions on market terms with related parties, including amounts in Due from/to affiliates. The Manager and its subsidiaries may also transact with entities that share a common parent. Amounts owed to and by equity method investments are not eliminated on consolidation. See Note 7 for further detail.
Dividends
Dividends are reflected in the consolidated financial statements when declared.

FORM 20-F F-11

Segment Information
The Manager operates as a single operating segment. The Manager's chief operating decision maker, it's Chief Executive Officer, manages operations on a consolidated basis for the purposes of allocating resources, making operating decisions and evaluating financial performance.
Earnings per Share
The Manager uses the two class method to calculate basic and diluted net income per share. Undistributed earnings for each period are allocated to participating securities based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. Losses are not allocated to participating securities that do not have a contractual obligation to share in losses.
Diluted net income per share reflects the impact of dilutive instruments, which are determined using the treasury stock method.
Recent Accounting Pronouncements
The Manager considers the applicability and impact of all Accounting Standard Updates (“ASUs”) issued by the Financial Accounting Standards Board (“FASB”). ASUs not listed below were assessed and either determined to be not applicable or expected to have minimal impact on the company’s consolidated financial statements.
In March 2020, the FASB issued ASU 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. ASU 2020-04 provides optional expedients and exceptions to GAAP requirements for modifications on debt instruments, leases, derivatives, and other contracts, related to the expected market transition from LIBOR, and certain other floating rate benchmark indices (collectively, “IBORs”) to alternative reference rates. ASU 2020-04 generally considers contract modifications related to reference rate reform to be an event that does not require contract remeasurement at the modification date nor a reassessment of a previous accounting determination. In January 2021, the FASB issued ASU 2021-01 “Reference Rate Reform (Topic 848): Scope”. ASU 2021-01 clarifies that the practical expedients in ASU 2020-04 apply to derivatives impacted by changes in the interest rate used for margining, discounting, or contract price alignment. The guidance in ASU 2020-04 is optional and maybe elected over time, through December 31, 2022, as reference rate reform activities occur. Once ASU 2020-04 is elected, the guidance must be applied prospectively for all eligible contract modifications. The Manager has not adopted any of the optional expedients or exceptions as of December 31, 2022.
3.    INVESTMENTS
The Manager has a variable interest in the Company, an unconsolidated VIE. It has been determined that the Manager is not the primary beneficiary mainly due to its lack of power to unilaterally make decisions about the activities that most significantly impact the VIE’s returns. The Manager accounts for its interest in Brookfield Asset Management ULC using the equity method of accounting as it has significant influence from its 25% equity interest an its ability to appoint two directors on the VIE’s board.

The summarized financial information of Brookfield Asset Management ULC as at and for the period ended December 31, 2022 is as follows:

AS AT DECEMBER 31, 2022 (MILLIONS)
Cash	$3,545
Investments	6,877
Assets	14,087
Liabilities	2,670
Preferred shares redeemable non-controlling interest	1,811
Equity	9,606
F-12 BROOKFIELD ASSET MANAGEMENT

FOR THE PERIOD ENDED DECEMBER 31, 2022 (MILLIONS)
Revenues	$174
Expenses	(61)
Net income	84
Net (income) attributable to redeemable non-controlling interest in consolidated funds	(6)
Net (income) attributable to preferred share redeemable non-controlling interest	(35)
Net income attributable to common stockholders	43
As of December 31, 2022, the carrying value of the equity method investment was equal to the Manager’s interest in the Company’s underlying net assets.

For the period ended December 31, 2022, the Manager’s share of net income from the Company was $21 million. The Manager did not receive any cash distributions from the Company, and as of December 31, 2022 the Manager had $21 million in its consolidated retained earnings that represents undistributed earnings of the Company.

The assets and liabilities recognized in the Manager’s Consolidated Balance Sheet as of December 31, 2022 related to its maximum exposure to loss of the Company as an unconsolidated VIE, is as follows:

AS AT DECEMBER 31, 2022 (MILLIONS)
Investments	$2,378
Due from affiliates	4
VIE related assets	2,382
Accounts payable	781
Due to affiliates	3
Maximum exposure to loss	$3,166
The Manager is part of the related party group that controls the Company but is not the party to which the Company's operations most closely relate.

4.    INCOME TAXES
The income before provision (benefit) for taxes consists of the following:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS)
Canadian	$19
Foreign	—
$19
The Manager does not currently carry a provision (benefit) for taxes as accrued taxes are $nil.
The Manager’s effective income tax rate is different from the Manager’s statutory income tax rate due to the following differences set out below:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS)
Statutory income tax rate	27%
(Reduction) increase in rate resulting from:
Non taxable amounts	(27)%
Effective income tax rate	—%
As of December 31, 2022 the Manager did not have any material unrecognized tax benefits related to uncertain tax positions and had no temporary differences.
The Manager’s equity-accounted investment in the Company is expected to be realized through non-taxable dividends. As such, no tax provision is provided for.
FORM 20-F F-13

The Manager files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the company is subject to examination by Canadian and foreign tax authorities. As of December 31, 2022, no tax returns are subject to examination.
5.    SHARE-BASED COMPENSATION
The Manager and the Corporation have granted share-based compensation awards to certain employees and non-employee directors of the Manager, under a number of compensation plans (the “Equity Plans”). The Equity Plans provide for the granting of share options, restricted shares, escrowed shares and deferred share and restricted share units which contain certain service or performance requirements of the Manager or the Corporation.
The expenses of the share-based compensation are recognized on the financial statements of the Manager and are summarized in the following table:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS)
Expenses arising from equity classified share-based awards	$5
Recovery arising from liability classified share-based awards	(45)
$(40)
The Equity Plans are described below. The Corporation initially entered into these Equity Plans with their employees, some of whom following the spin-off of the asset management business became employees of the Manager. At the time of the Arrangement all outstanding awards under these plans were modified such that the awards were split into two awards on a 4:1 basis, consistent with how shareholders participated in the Arrangement. As a result, a lower strike price was set for the historically held awards and a new strike price was set for the newly issued Manager awards in order to provide awardees equivalent value before and after the Arrangement. Following the Arrangement, the Manager employees are entitled to retain both the existing Corporation awards and the newly issued Manager awards. In accordance with ASC 718-20-35-6 the Manager considers such changes to be modifications for the purposes of ASC 718, Compensation - Stock Compensation. As a result, the Manager has determined the incremental fair value of the modified instruments and will reflect the impact of the modification prospectively with the share based compensation expense recognized in the Manager's financial statements for awards granted to its employees. Total share-based compensation expense included for the period ended December 31, 2022 relation to the Corporation awards and the Manager awards for employees of Manager is $4 million and $1 million, respectively. All share count and per share disclosure are presented on a post-spin-off basis.
In accordance with the Arrangement, the Manager entered the AMSA whereby the costs of its employees providing services to Brookfield Asset Management ULC are reimbursed on a cost recovery basis. The income related to these employee costs is recorded as Other Revenue (Expense) in the Consolidated Statement of Comprehensive Income and resulted in $35 million owed by the Manager to Brookfield Asset Management ULC under the Relationship Agreement due to the movement in the fair value of liability classified awards in the period.
Management Share Option Plan
As summarized above, the Manager recognizes any awards associated with the existing Equity Plans for its employees irrespective of whether the awards were granted by the Corporation or the Manager. The issuance of new Manager awards has been treated as a modification of the previous Corporation plan under ASC 718, Compensation - Stock Compensation. Options issued under the Management Share Option Plan (“MSOP”) of both the Corporation and the Manager vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares of the Corporation or the Manager. The exercise price is equal to the market price at the grant date. For the year ended December 31, 2022, the total expense incurred by the Manager with respect to MSOP totaled $1 million.
F-14 BROOKFIELD ASSET MANAGEMENT

The change in the number of options during the period ended December 31, 2022 was as follows:

	Brookfield Asset Management Ltd.[1]		Brookfield Corporation[2]
	Number of Options (000's)	Weighted-Average Exercise Price	Number of Options (000's)	Weighted-Average Exercise Price
Outstanding as at July 4, 2022	—	$—	—	$—
Transferred	—	—	13,972	23.77
Granted	3,663	22.39	899	46.62
Exercised	(24)	12.18	(309)	13.90
Cancelled	—	—	(9)	46.62
Outstanding as at December 31, 2022	3,639	$22.45	14,553	$25.38
1 - Represents the continuity of the Manager options relating to only those employees of the Manager based on the Manager's weighted average exercise price which differs from that of the Corporation.
2 - Represents the continuity of the Corporation's options relating to only those employees of the Manager based on the Corporation's weighted average exercise price which differs from that of the Manager.

The weighted-average fair value of the Manager MSOP granted for the year ended December 31, 2022 was $3.50, and was determined using the Black-Scholes valuation model, with inputs to the model as follows:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022	Unit
Weighted-average share price	US$	$22.39
Average term to exercise	Years	7.4
Share price volatility[1]	%	22.2
Liquidity discount	%	25.0
Weighted-average annual dividend yield	%	1.8
Risk-free rate	%	2.1
1 - Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.

The weighted-average fair value of the Corporation MSOP granted for the year ended December 31, 2022 was $8.82, and was determined using the Black-Scholes valuation model, with inputs to the model as follows:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022	Unit
Weighted-average share price	US$	$46.62
Average term to exercise	Years	7.5
Share price volatility[1]	%	24.8
Liquidity discount	%	25.0
Weighted-average annual dividend yield	%	1.4
Risk-free rate	%	1.9
1 - Share price volatility was determined based on implied volatilities consistent with Brookfield Corporation's historical share prices over a similar period to the average term to exercise.
Escrowed Stock Plan
As summarized above, the execution of the Arrangement triggered a make-whole arrangement for the employee participants of the Equity Plans, whereby existing Escrowed Stock Plan (the “ES Plan”) participants were provided with both escrow shares of the Corporation and the Manager. Such awards provide executives with indirect ownership of Class A shares of both the Corporation and the Manager. Under the ES Plans, executives are granted common shares (the “ES Shares”) in one or more wholly owned private companies that own Class A shares of the Manager and the Corporation. These Class A shares held by the private companies are accounted for as treasury shares in the consolidated statements of the Manager. The issuance of additional instruments under the Arrangement is accounted for as a
FORM 20-F F-15

modification under ASC 718, Compensation - Stock Compensation, for it is a make-whole arrangement due to the equity restructuring associated with the spin-off.
The ES shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the Corporation or the Manager based on the market value of the respective Class A shares at the time of the exchange. The number of Class A shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued by the Manager.
For the period ended December 31, 2022, the total expense incurred with respect to the ES Plan totaled $3 million.
The change in the number of ES shares during the period ended December 31, 2022 was as follows:

	Brookfield Asset Management Ltd.[1]		Brookfield Corporation[2]
	Number of Options (000's)	Weighted-Average Exercise Price	Number of Options (000's)	Weighted-Average Exercise Price
Outstanding as at July 4, 2022	—	$—	—	$—
Transferred	—	—	5	42.62
Granted	5,452	29.64	16,319	34.84
Exercised	—	—	—	—
Outstanding as at December 31, 2022	5,452	$29.64	16,324	$34.84
1 - Represents the continuity of the Manager ES relating to only those employees of the Manager based on the Manager's weighted average exercise price which differs from that of the Corporation.
2 - Represents the continuity of the Corporation ES relating to only those employees of the Manager. based on the Corporation's weighted average exercise price which differs from that of the Manager.

The weighted-average fair value of the Manager escrowed shares granted for the period ended December 31, 2022 was $3.83, and was determined using the Black-Scholes model of valuation with inputs to the model as follows:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS)	Unit
Weighted-average share price	US$	$29.64
Average term to exercise	Years	6.87
Share price volatility[1]	%	28.9
Liquidity discount	%	25.0
Weighted-average annual dividend yield	%	5.3
Risk-free rate	%	3.7
1 - Share price volatility was determined based on implied volatilities consistent with the Corporation's historical share prices over a similar period to the average term to exercise.
The weighted-average fair value of the Corporation escrowed shares granted for the period ended December 31, 2022 was $7.50, and was determined using the Black-Scholes valuation model, with inputs to the model as follows:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS)	Unit
Weighted-average share price	US$	$34.84
Average term to exercise	Years	7.1
Share price volatility[1]	%	27.0
Liquidity discount	%	25.0
Weighted-average annual dividend yield	%	1.0
Risk-free rate	%	4.0
1 - Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.
F-16 BROOKFIELD ASSET MANAGEMENT

Restricted Stock Plan
As summarized above, the execution of the Arrangement triggered a make-whole arrangement for the employee participants of the Equity Plans, whereby existing awardees of the Corporation's Restricted Stock Plans were provided with newly issued restricted shares of the Manager. This arrangement was intended to make the participant whole for the loss in value of the share price due to the execution of the Arrangement. Such arrangement has been accounted for as a modification under ASC 718, Compensation - Stock Compensation. The Restricted Stock Plan awards executives with Class A shares of the Corporation and the Manager purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.
During the period from July 4, 2022 to December 31, 2022, there were 1.2 million Class A Corporation shares outstanding to Manager employees and the Manager granted 0.3 million Class A shares at the time of the spin-off pursuant to the terms and conditions of the Restricted Stock Plan to employees of the Manager, resulting in the recognition of $1 million of compensation expense.
Deferred Share Unit Plan and Restricted Share Unit Plan
The Deferred Share Unit ("DSU") Plan and Restricted Share Unit ("RSU") Plan provides for the issuance of DSUs and RSUs, respectively. Under these plans, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs and RSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on Class A shares of the Corporation and the Manager based on the market value of the Class A shares of the Manager at the time of the dividend. Participants may convert vested DSUs and RSUs into cash upon retirement or cessation of employment.
As part of the Arrangement, the employment of certain awardees holding existing DSUs and RSUs granted by the Corporation was transferred to the Manager. In an effort to make the participating employees whole for the loss in value of the existing DSUs and RSUs, the Corporation granted new awards which are structured to track against the share price of the Manager.
The value of these DSUs, when converted to cash, will be equivalent to the market value of the Class A shares of the Corporation and the Manager at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of Class A shares of the Corporation or the Manager at the time the conversion takes place and the market price on the date the RSUs are granted. The fair value of the vested DSUs and RSUs as at December 31, 2022 was $369 million.
Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. The new grant of DSUs as part of the make-whole arrangement is considered a modification under ASC 718, Compensation - Stock Compensation. As these awards are liability classified, the amount payable in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For the period ended December 31, 2022, employee compensation recovery totaled $45 million due to a change in the underlying share price.
FORM 20-F F-17

The change in the number of the Corporation DSUs and RSUs outstanding to employees of the Manager for the period ended December 31, 2022 was as follows:

	Brookfield Corporation
	DSUs		RSUs
	Number of Units Tracking to BAM Ltd. share price (000's)	Number of Units Tracking to BN share price (000's)	Number of Units (000's)	Weighted-Average Exercise Price
Outstanding as at July 4, 2022	—	—	—	$—
Transferred	—	6,011	5,488	6.11
Granted and reinvested	1,207	56	—	—
Exercised and cancelled	—	—	—	—
Outstanding as at December 31, 2022	1,207	6,067	5,488	$6.11
6.    EARNINGS PER SHARE
Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The Manager applies the two-class method in calculating earnings per share for each of its two classes of shares, based on their pro-rata share of earnings. Class A shares held under the ES Plans in one or more private wholly owned subsidiaries of the Manager are classified as treasury shares and have been excluded from the calculation of earnings per share. The Manager has certain dilutive securities relating to outstanding restricted stock and options held by employees and non-employees and have been reflected accordingly in diluted earnings per share figures.
Basic and diluted net income per share of common stock for the period ended December 31, 2022 was calculated as follows:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022 (MILLIONS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)	Class A Shares	Class B Shares
Numerator
Net income	$19	$—
Denominator
Weighted average of common stock outstanding - basic	396,166,341	21,280
Dilutive effect of potential common stock using treasury stock method	4,730,425	—
Weighted average of common stock outstanding - diluted	400,896,766	21,280
Net Income per Share
Earnings per share - basic	$0.05	$0.05
Earnings per share - diluted	0.05	0.05
Net income has been attributed to Class B shares. For the period ended December 31 2022 the amount is less than $0.5 million. The dilutive effect of potential common stock has not been applied to the Class B shares on the basis that the dilutive instruments only apply to Class A shares. The following weighted average potential common stock were evaluated under the treasury stock method for potentially dilutive effects and have been included in the above computation of diluted net income per share attributable to common shareholders for the period presented:

FOR THE PERIOD JULY 4, 2022 TO DECEMBER 31, 2022
Management stock options of the Manager issued and allocated	3,350,560
Escrow shares of the Manager issued and allocated	819,365
Restricted shares of the Manager issued and allocated	560,500
Total	4,730,425
F-18 BROOKFIELD ASSET MANAGEMENT

7.    RELATED PARTY TRANSACTIONS
As part of the partial spin-off of Brookfield Asset Management ULC, a loan was provided to the Company for $278 million from an affiliate of the Corporation which was ultimately contributed to the Manager and settled upon completion of the spin-off. In addition, on spin-off, an affiliate of the Manager subscribed for 2.4 million Class A shares of the Corporation for $52 million.
In the normal course of business, the Manager entered into transactions with related parties by providing share based compensation to employees of the Corporation and Brookfield Asset Management ULC as a result of the spin-off transaction and under the Relationship Agreement, and by borrowing on its $500 million credit facility with Brookfield Asset Management ULC to fund short-term capital requirements.
As outlined in the Relationship Agreement, the Corporation is responsible for the cost associated with historical options and other awards, some of which are subject to revaluation at each balance sheet date and will also bear the cost of the employee entitlement to carried interest on mature funds either directly or indirectly through reimbursement to the Company. In the current year, the Manager has recognized $(35) million in Other Revenue (Expense) under this arrangement resulting from the fair value movements of liability classified share based awards.
Under the TSA, Brookfield Asset Management ULC and the Corporation provide the Manager certain services to support day-to-day corporate activities. For services provided to the Manager, costs are recorded on a gross basis in the Consolidated Statement of Comprehensive Income. In the current year, the Manager has recognized $nil in the Consolidated Statement of Comprehensive Income under this arrangement.
The balances due from affiliates related to equity compensation are presented in Due from affiliates on the Consolidated Balance Sheet and the balances due to affiliates are presented in Accounts payable and other.
Due from affiliates and Due to affiliates consisted of the following:

AS AT DECEMBER 31, 2022 (MILLIONS)
Due from Affiliates
Receivables from affiliates related to compensation	$782

Due to Affiliates
Borrowings on short-term credit facility	3
8.    COMMITMENTS AND CONTINGENCIES
Contingencies
Litigation
The Manager may from time to time be involved in litigation and claims incidental to the conduct of its business. The Manager’s businesses are also subject to extensive regulation, which may result in regulatory proceedings against the company.
The Manager accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Manager does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial position or cash flows.
9.    SUBSEQUENT EVENTS
On February 7, 2023, the Board of the Manager declared a quarterly dividend of $0.32 per share, payable on March 31, 2023 to shareholders of record as at the close of business on February 28, 2023.
FORM 20-F F-19

Brookfield Asset Management ULC
Consolidated and Combined Financial Statements
December 31, 2022
F-20 BROOKFIELD ASSET MANAGEMENT

Independent Auditor’s Report
To the shareholders and the Board of Directors of Brookfield Asset Management ULC

Opinion

We have audited the consolidated and combined financial statements of Brookfield Asset Management ULC and subsidiaries (the “Company”), which comprise the consolidated and combined balance sheets as of December 31, 2022 and 2021, and the related consolidated and combined statements of operations, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes to the consolidated and combined financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
FORM 20-F F-21

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 31, 2023
F-22 BROOKFIELD ASSET MANAGEMENT

BROOKFIELD ASSET MANAGEMENT ULC
CONSOLIDATED AND COMBINED BALANCE SHEETS

AS AT DECEMBER 31 (MILLIONS, EXCEPT SHARE AMOUNTS)	2022	2021
Assets
Cash and cash equivalents (Note 13)	$3,545	$2,494
Accounts receivable and other (Note 10)	429	224
Due from affiliates (Note 14)	2,121	6,732
Investments (Note 3)	6,877	13,564
Property, plant and equipment, net of accumulated depreciation	68	48
Intangible assets, net of accumulated amortization (Note 12)	59	64
Goodwill (Note 12)	249	249
Deferred income tax assets (Note 7)	739	2,268
Total assets	$14,087	$25,643

Liabilities
Accounts payable and other (Note 11)	$1,842	$1,872
Due to affiliates (Note 14)	811	8,207
Corporate borrowings (Note 15)	—	461
Deferred income tax liabilities (Note 7)	17	700
Total liabilities	2,670	11,240

Commitments and contingencies (Note 16)

Redeemable non-controlling interest in consolidated funds	—	4,532
Preferred shares redeemable non-controlling interest (Note 9)	1,811	—

Equity
Net parent investment	—	9,715
Common stock (Common shares - unlimited authorized, 1,635,327,858 issued and outstanding)	9,271	—
Retained earnings	84	—
Accumulated other comprehensive income	153	156
Total Common Equity	9,508	9,871
Non-controlling interest	98	—
Total Equity	9,606	9,871
Total liabilities, redeemable non-controlling interest, and common equity	$14,087	$25,643
FORM 20-F F-23

BROOKFIELD ASSET MANAGEMENT ULC
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Revenues
Management fee revenues (Note 6)
Base management and advisory fees	$2,835	$2,266	$1,892
Performance fees	—	157	—
Total management fee revenues	2,835	2,423	1,892
Investment income
Carried interest allocations
Realized	241	49	32
Unrealized	249	299	(97)
Total investment income	490	348	(65)
Interest and dividend revenue	258	293	287
Other revenues, net	44	23	40
Total revenues	3,627	3,087	2,154

Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(700)	(703)	(519)
Other operating expenses	(236)	(185)	(157)
General and administrative	(81)	(132)	(114)
Total compensation, operating, and general and administrative expenses	(1,017)	(1,020)	(790)
Carried interest compensation
Realized	(61)	(74)	(55)
Unrealized	(139)	(137)	(65)
Total carried interest compensation	(200)	(211)	(120)
Interest expense paid to related parties	(154)	(171)	(257)
Total expenses	(1,371)	(1,402)	(1,167)
Other (expenses) income, net	1,090	1,504	(226)
Share of income from equity method investments	146	161	38
Income before taxes	3,492	3,350	799
Income tax expense (Note 7)	(627)	(504)	(226)
Net income	$2,865	$2,846	$573
Net (income) attributable to redeemable non-controlling interest in consolidated funds	$(909)	$(977)	$(175)
Net (income) attributable to preferred share redeemable non-controlling interest	(35)	—	—
Net (income) attributable to non-controlling interest	(6)	—	—
Net income attributable to common stockholders	$1,915	$1,869	$398
F-24 BROOKFIELD ASSET MANAGEMENT

BROOKFIELD ASSET MANAGEMENT ULC
CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Net income	$2,865	$2,846	$573
Currency translation	(32)	(5)	(11)
Comprehensive income	2,833	2,841	562
Comprehensive (income) attributable to redeemable non-controlling interest	(909)	(978)	(174)
Comprehensive (income) attributable to preferred share redeemable non-controlling interest	(35)	—	—
Comprehensive (income) attributable to non-controlling interest	(6)	—	—
Comprehensive income attributable to common shareholders	$1,883	$1,863	$388
FORM 20-F F-25

BROOKFIELD ASSET MANAGEMENT ULC

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY

	Common Equity
(MILLIONS)	Net Parent Investment	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated other comprehensive income	Total Common Equity	Non-controlling interest	Total Equity	Redeemable non-controlling interests
Balance at December 31, 2019	$9,162	$—	$—	$—	$175	$9,337	$—	$9,337	$2,117
Correction of immaterial errors	40	—	—	—	—	40	—	40	—
Net income	398	—	—	—	—	398	—	398	175
Currency translation	—	—	—	—	(11)	(11)	—	(11)	(1)
Contributions	1,238	—	—	—	—	1,238	—	1,238	630
Distributions	(1,839)	—	—	—	(2)	(1,841)	—	(1,841)	(77)
Balance at December 31, 2020	8,999	—	—	—	162	9,161	—	9,161	2,844
Net income	1,869	—	—	—	—	1,869	—	1,869	977
Currency translation	—	—	—	—	(6)	(6)	—	(6)	1
Contributions	2,194	—	—	—	—	2,194	—	2,194	1,315
Distributions	(3,347)	—	—	—	—	(3,347)	—	(3,347)	(605)
Balance at December 31, 2021	9,715	—	—	—	156	9,871	—	9,871	4,532
Net income	1,831	—	—	84	—	1,915	6	1,921	944
Currency translation	(29)	—	—	—	(3)	(32)	—	(32)	—
Contributions	3,897	—	—	—	—	3,897	92	3,989	—
Distributions	(6,143)	—	—	—	—	(6,143)	—	(6,143)	(5,476)
Transfer of interest	(9,271)	9,271	—	—	—	—	—	—	—
Balance at December 31, 2022	$—	$9,271	$—	$84	$153	$9,508	$98	$9,606	$—

F-26 BROOKFIELD ASSET MANAGEMENT

BROOKFIELD ASSET MANAGEMENT ULC

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Operating activities
Net income	$2,865	$2,846	$573
Other income, net	(1,090)	(1,504)	226
Share of (income) loss from investments accounted for under the equity method	22	(37)	87
Depreciation and amortization	13	11	7
Deferred income taxes	336	316	49
Stock based equity awards	(48)	199	99
Unrealized carried interest allocation, net	(110)	(162)	162
Net change in working capital balances	(3,020)	(246)	102
Other non-cash operating items	658	20	481
	(374)	1,443	1,786
Investing activities
Acquisitions
Property, plant and equipment	(13)	(35)	(20)
Equity accounted investments	(279)	(23)	(25)
Financial assets and other	(84)	(1,528)	(784)
Dispositions of investments and other	2,082	725	70
	1,706	(861)	(759)
Financing activities
Corporate borrowings	(1,612)	461	—
Issuance of related party loans	461	892	136
Repayment of related party loans	(324)	(907)	(60)
Issuance of non-operating loans to affiliates	35	—	—
Contributions from parent	5,155	52	65
Contributions from redeemable non-controlling interest	517	736	551
Distributions to parent	(3,184)	(1,395)	(1,264)
Distributions to redeemable non-controlling interest	(1,328)	(26)	(4)
	(280)	(187)	(576)
Cash and cash equivalents
Change in cash and cash equivalents	1,052	395	451
Effect of exchange rate changes on cash and cash equivalents	(1)	(2)	4
Balance, beginning of year	2,494	2,101	1,646
Balance, end of year	$3,545	$2,494	$2,101

Supplemental cash flow disclosures
Net change in working capital balances
Accounts receivable and other	$(205)	$68	$446
Accounts payable and other	(30)	216	(189)
Due from affiliates	4,611	(294)	(1,529)
Due to affiliates	(7,396)	(236)	1,374
Income taxes paid	291	188	177
Interest paid	37	171	257
FORM 20-F F-27

BROOKFIELD ASSET MANAGEMENT ULC
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
1.    ORGANIZATION
On May 12, 2022, Brookfield Corporation (formerly known as Brookfield Asset Management Inc.) (the “Corporation”) announced that it would separately list and distribute to its shareholders a 25% interest in its asset management business. The transaction was completed on December 9, 2022 by way of an arrangement agreement (the “Arrangement”), which resulted in the transfer of the Corporation's historical asset management business into the newly incorporated Brookfield Asset Management ULC ("our asset management business"). On completion of the Arrangement, the Corporation transferred a 25% interest in Brookfield Asset Management ULC to Brookfield Asset Management Ltd. (the “Manager”). These consolidated financial statements represent the activities, assets and liabilities of the Corporation's historical asset management business using a legal entity approach.
References in these financial statements to “us,” “we,” “our” or “the Company” refer to our asset management business and its direct and indirect subsidiaries and consolidated entities. Brookfield Asset Management ULC's asset management business focuses on infrastructure, renewable power and transition, private equity, real estate and credit, operating in various markets globally.
The Company was formed on July 4, 2022 as an unlimited liability company under, and governed by, the laws of British Columbia. The registered office of the company is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.
We describe in these footnotes the business held by us after the Arrangement as if it were a standalone business for all historical periods described. However, we were not a standalone separate entity with independently conducted operations prior to the completion of the Arrangement.
The Company entered into several agreements and arrangements resulting from the Arrangement, among which include:
•The Asset Management Services Agreement (the "AMSA") under which the Manager provides the services of its employees and its Chief Executive Officer to the Company who in turn pays the Manager for the services of these individuals on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Most of the Manager's employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to the Company which include investment, corporate and other services. In addition, at the request of the Company, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Other Revenues (Expenses) accounting policy in Note 2;
•The Transitional Services Agreement (the "TSA") pursuant to which (i) the Company provides the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation provides, on a transitional basis, certain services to the Company to facilitate the orderly transfer of the asset management business. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and
•The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Other Revenues (Expenses) accounting policy in Note 2.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements for periods prior to and through the date of the Arrangement were prepared on a combined standalone basis and were derived from the consolidated financial statements and accounting records of the Corporation. The financial statements for the period from December 9, 2022 through December 31, 2022, and as of December 31, 2022 are consolidated financial statements of the Company and its subsidiaries, each of which is wholly owned, and is based on the financial position and results of operations of the Company as a standalone company. Intercompany balances and transactions between consolidated entities have been eliminated. These consolidated and combined financial statements reflect the historical results of operations, financial position and cash flows of the Company in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The historical results of operations and cash flows of the Company prior to the Arrangement presented in these consolidated and combined financial statements may not be indicative of what they would have been had the Company been an independent
F-28 BROOKFIELD ASSET MANAGEMENT

standalone entity, nor are they necessarily indicative of the Company's future results of operations, financial position and cash flows.
The consolidated and combined statements of operations for periods prior to and through the Arrangement include all revenues and costs directly attributable to the Company and an allocation of expenses related to certain Corporation corporate functions. These allocated costs and expenses include executive management, finance, treasury, tax, audit, legal, information technology, human resources and risk management functions and the related benefit/cost associated with such functions, including employee share-based and performance based compensation. These costs and expenses have been allocated to the Company based on direct usage or benefit where specifically identifiable, with the remaining expenses allocated primarily on a pro rata basis using an applicable measure of revenues, headcount or other relevant measures. The Company considers these allocations to be a reasonable reflection of the utilization of services or the benefit received.
The preparation of the Company's consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Generally, actual experience has been consistent with management's prior estimates and assumptions. In many cases, management's estimates and assumptions are dependent on estimates of such future developments which may change in the future. In the opinion of Management, all adjustments considered necessary for a fair presentation have been included in the accompanying consolidated and combined financial statements.
Certain of the comparative figures have been reclassified to conform to the consolidated and combined financial statement presentation adopted in the current year.
Use of Estimates
The preparation of the consolidated and combined financial statements in accordance with U.S. GAAP requires management to make estimates that affect the amounts reported in the consolidated and combined financial statements and accompanying notes. Management believes that estimates utilized in the preparation of the consolidated and combined financial statements reasonable. Such estimates include those used in the valuation of investments and financial instruments, the measurement of deferred tax balances (including valuation allowances), accrued carried interest, incentive distributions and the accounting for share-based and performance-based compensation. Actual results may differ from those estimates and such differences may be material.
Consolidation
The Company consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a variable interest entity and continuously reconsiders that conclusion. In determining whether the Company is the primary beneficiary, the Company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the Company. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that the Company is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by the Company, affiliates of the Company or third parties) or amendments to the governing documents of the respective funds could affect an entity’s status as a VIE or the determination of the primary beneficiary. At each reporting date, the Company assesses whether it is the primary beneficiary and will consolidate or deconsolidate accordingly. As at December 31, 2022, the Company is not the primary beneficiary of any VIEs.
All intercompany balances and transactions have been eliminated on consolidation.

Redeemable non-controlling interests in consolidated funds

Non-controlling interests of unaffiliated limited partners in Brookfield Strategic Real Estate Partners III ("BSREP III") are presented as redeemable non-controlling interests within the Consolidated and Combined Balance Sheet, outside of permanent equity as these limited partnership interests have withdrawal or redemption rights in certain limited circumstances that are beyond the control of the Company, such as instances in which retaining the limited partnership interest could cause the limited partner to violate a law, regulation or rule. The allocation of net income or loss to redeemable non-controlling interests is based on the relative ownership interest of the unaffiliated limited partners after the consideration of contractual arrangements that govern allocation of income or loss. At the consolidated level, potential incentives are allocated to redeemable non-controlling interests in consolidated funds until such incentives become allocable to the Company under the substantive contractual terms of the BSREP III limited partnership
FORM 20-F F-29

agreement. When redeemable amounts become contractually payable to the unaffiliated limited partners, they are classified as a liability in the Consolidated and Combined Balance Sheet.

Redeemable preferred shares non-controlling interest

Upon completion of the Arrangement, the Company issued various special tracking preferred shares of subsidiaries of the Company (“tracking shares”) which provides the Corporation with a redemption right, upon a liquidation or redemption event, to receive a preferred amount equal to the fair value of carried interest entitlement from certain tracked assets, net of any compensation related costs. These returns are realized through the payment of cumulative dividends, as and when declared by the board of directors of the relevant Brookfield Asset Management ULC subsidiary. These tracking shares are entitled to vote, together with the common shares owned indirectly by the Company, in respect of those subsidiaries. The tracking shares are presented as preferred share redeemable non-controlling interest within the Consolidated and Combined Balance Sheet, outside of permanent equity.

The first series of tracking shares issued by Brookfield US Holdings Inc. ("BUSHI"), a subsidiary of the Company, provides the Corporation with economic interest equal to effectively 100% of the carried interest earned in mature funds. This series of tracking shares has a redemption clause whereby the issuer may elect to redeem the tracking shares upon the tenth anniversary of issuance. While this series of tracking shares are not currently redeemable, the Company considers that it is probable that the instrument will become redeemable as the redemption requirement is only through passage of time. As such, the relevant redeemable non-controlling interest recognized outside of permanent equity requires remeasurement at each reporting period. The Company issued 100 shares with a carrying value equal to redemption value of $1.8 billion.

The second series of tracking shares issued by Brookfield Manager Holdings Ltd.("BMHL"), on the other hand, provides the Corporation with the economic interest equal to effectively a 33.3% share of similar distributions on open-ended funds. This series of tracking shares can only be redeemed upon exceptional circumstances that cause a materially adverse impact to the subsidiary. As the instrument is not currently redeemable and the Company considers such a triggering event to be remote and outside of the control of the entity, the relevant redeemable non-controlling interest recognized outside of permanent equity does not require remeasurement at each reporting period. The Company issued 100 shares with a carrying value and redemption value equal to $nil.

Non-controlling interests of consolidated subsidiaries
Upon completion of the Arrangement, the Company issued various classes of equity interests of the Company’s subsidiaries to the Corporation which have rights to priority distributions. Net income (loss) and other comprehensive income, if applicable, generated by the respective subsidiaries is allocated to non-controlling interest in consolidated entities based on the substantive contractual terms of the subsidiaries’ governing agreements that specify the allocation of income or loss. For the period from the completion of the Arrangement to December 31, 2022, Net income attributable to non-controlling interests in consolidated entities was $6 million.

Revenue Recognition
Revenue is measured based on the amount the Company expects to be entitled to under the contract with the customer and excludes amounts collected on behalf of third parties. A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods and services) to the customer and is the unit of account in ASC 606 - Revenue from Contract with Customers. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, as, or when, the performance obligation is satisfied. The Company recognizes revenue when it transfers control of a product or service to a customer.
Revenues primarily consist of management and advisory fees, incentive fees (including incentive distributions and performance fees), investment income, interest and dividend revenue and other revenue.
Management and advisory fees — Management and advisory fees are comprised of base management fees and transaction, advisory and other fees and are accounted for as contracts with customers.
The Company earns base management fees from its customers at a fixed percentage of a calculation base which is typically committed capital or invested capital or net asset value. The Company identifies its customers on a fund-by-
F-30 BROOKFIELD ASSET MANAGEMENT

fund basis in accordance with the terms and circumstances of the individual fund. Generally, the customer is identified as the investors in its managed funds and investment vehicles, but for certain widely held funds or vehicles, the fund or vehicle itself may be identified as the customer. These customer contracts require the Company to provide investment management services over a period of time, which represents a performance obligation that the Company satisfies over time. Management fees are a form of variable consideration because the fees that the Company is entitled to vary based on fluctuations in the basis for the management fee. The amount recorded as revenue is generally determined at the end of the period because these management fees are payable on a regular basis (typically quarterly) and are not subject to claw back once paid.
Transaction, advisory and other fees are principally fees charged to the investors of funds indirectly through the managed funds and portfolio companies. These fees are based on a fixed percentage of enterprise value or equity value of pooled capital raised and are earned which generally coincides with when the capital is called. These fees are not tied to performance or ongoing investment management services, are not subject to claw back and are recorded in the period in which the related transaction closes.
Accrued but unpaid management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date are included in Accounts receivable and other or Due from affiliates in the Consolidated and Combined Balance Sheet.
Incentive distributions — Incentive distributions are incentive payments to reward the Company for meeting or exceeding certain performance thresholds of managed entities. They are comprised of incentive distributions and performance fees.
Incentive distributions paid to us by our permanent capital vehicles, are determined by contractual arrangements and represent a portion of distributions paid by the permanent capital vehicles above a predetermined hurdle. They are accrued as revenue on the respective affiliates’ distribution record dates only if the predetermined hurdle has been achieved. They are not subject to claw back.
Incentive distributions will not be recognized until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved. Accrued but unpaid incentive distributions and performance fees are recorded within Due from affiliates in the Consolidated and Combined Balance Sheets as of the reporting date.
Performance fees — Performance fees are generated when the Company exceeds predetermined investment returns within Brookfield Business Partners L.P. ("BBU") and on certain liquid strategy portfolios. BBU performance fees are based on the quarterly volume-weighted average increase in BBU unit price over the previous threshold and are accrued on a quarterly basis, whereas performance fees within liquid strategy funds are typically determined on an annual basis. These fees are not subject to claw back.
Investment income (loss) — Investment income (loss) represents the unrealized and realized gains and losses on carried interest and movements in the fair value of the principal investments.
Carried interest is a performance fee arrangement in which the Company receives a percentage of investment returns, generated within a private fund on carry eligible capital, based on a contractual formula. We are eligible to earn carried interest from a fund once returns exceed the fund’s contractually defined performance hurdles at which point we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit, net of fees and expenses, to which we are entitled. At the end of each reporting period, the Company calculates the balance of accrued carried interest that would be due to the company for each fund, pursuant to the fund agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as accrued carried interest to reflect either (a) positive performance resulting in an increase in the accrued carried interest to the general partner or (b) negative performance that would cause the amount due to the Company to be less than the amount previously recognized as revenue, resulting in a negative adjustment to the accrued carried interest to the general partner. These adjustments are recorded in the Consolidated and Combined Statements of Operations as Unrealized carried interest allocations in Investment income. In each scenario, it is necessary to calculate the accrued carried interest on cumulative results compared to the accrued carried interest recorded to date and make the required positive or negative adjustments. The Company ceases to record negative carried interest once previously accrued carried interest for such funds have been fully reversed. The Company is not obligated to pay guaranteed returns or hurdles, and therefore, cannot have negative carried interest over the life of a fund. Accrued carried interest as of the reporting date is reflected in Investments on the Consolidated and Combined Balance Sheet.
Carried interest is realized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of the preferred return or, in limited instances, after certain thresholds for return of capital are met. Carried interest is subject to claw back to the extent that the carried interest received to date exceeds the amount due to the
FORM 20-F F-31

Company based on cumulative results. The accrual for potential repayment of previously received carried interest would represent amounts previously paid to the Company that would need to be repaid if these funds accruing carry were to be liquidated based on the fair value of their underlying investments. This amount is estimated to be $nil for all periods presented and as a result no clawback provision has been recognized in these consolidated and combined financial statements.
Fair value gains (losses) on principal investments include the unrealized and realized gains and losses on the Company’s principal investments, including its investments in the funds that are not consolidated and receive pro-rata allocations and other principal investments. Income (loss) on principal investments is realized when the Company redeems all or a portion of its investment or when the Company receives cash income, such as dividends or distributions. Unrealized income (loss) on principal investments results from changes in the fair value of the underlying investment as well as the reversal of unrealized gain (loss) at the time an investment is realized.
Interest and dividend revenue — Interest and dividend revenue comprises primarily of interest and dividend income earned on principal investments not accounted for under the equity method held by the Company.
Other Revenues (Expenses)
Other Revenues (Expenses) relates to the AMSA between the Manager and the Company and the Relationship Agreement between the Manager, the Company and the Corporation.
Under the perpetual AMSA, the Manager provides the services of its employees on a cost recovery basis. Expenses incurred under the AMSA relating to these services is recognized as Other Revenues (Expenses) in the Consolidated and Combined Statement of Operations on a gross basis as and when the services are performed by the Manager.
Under the Relationship Agreement, certain employee share-based and performance-based compensation costs are recovered from the Corporation. Income generated under the Relationship Agreement relating to these instruments is recognized as Other Revenues (Expenses) in the Consolidated and Combined Statement of Operations on a gross basis as the instruments vest.
Certain liability classified share-based awards covered by the AMSA and Relationship Agreement are required to be revalued at each balance sheet date. As a result, where the revaluation results in an increase in the equity award liability, the Corporation and the Company will reimburse the Manager while conversely, where the revaluation results in a decrease in the equity award liability, the Manager will be responsible for reimbursing the difference to the Corporation or the Company.
Fair Value of Financial Instruments
U.S GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:
•Level I — Quoted prices are available in active markets for identical financial instruments as of the reporting date. The types of financial instruments in Level I include listed equities and mutual funds with quoted prices. The Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.
•Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.
•Level III — Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial
F-32 BROOKFIELD ASSET MANAGEMENT

instrument is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.
Level II Valuation Techniques
Financial instruments classified within Level II of the fair value hierarchy are comprised of certain equity securities.
The valuation techniques used to value financial instruments classified within Level II of the fair value hierarchy are as follows:
•Equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, the Company may use certain information with respect to quotations from dealers, pricing matrices and market transactions in comparable investments and various relationships between investments. The valuation of certain equity securities is based on an observable price for an identical security adjusted for the effect of a restriction that is embodied in the security.
Level III Valuation Techniques
In the absence of observable market prices, the Company values its investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist; management’s determination of fair value is then based on the best information available in the circumstances and may incorporate management’s own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks.
Real estate investments — The Company uses both the discounted cash flow method or the direct capitalization method to value the real estate investments held in consolidated funds. Valuations may be derived by referencing to observable valuation measures for comparable assets and recent market transactions, adjusted for asset specific factors. Where a discounted cash flow method is used, a terminal value is derived by referencing to a stabilized exit EBITDA and a capitalization rate.
Credit investments — The Company uses the discounted cash flow method to value credit investments that are not publicly traded or whose market prices are not readily available. The discounted cash flow method projects the expected cash flows of the debt instrument based on contractual terms, and discounts such cash flows back to the valuation date using a market-based yield. The market-based yield is estimated using yields of similar publicly traded debt instruments, subject to a liquidity discount.
Investments
Investments include (i) investments held in consolidated funds and (ii) the Company’s interest in unconsolidated entities which are accounted for using the equity method of accounting.

(i) Investments at fair value held in consolidated funds
Investments held in consolidated funds are measured at fair value as disclosed in Note 3. Upon the sale of an investment, the realized net gain or loss is computed using the weighted average cost on a first in, first out basis. Securities transactions are recorded on the trade date.

(ii) Company’s ownership interests in funds accounted for as equity method investments
Investments in which the Company is deemed to exert significant influence, but not control, are accounted for using the equity method of accounting. The Company has significant influence over certain Brookfield funds in which it invests but does not consolidate. Therefore, its investments in such Brookfield funds, which include both a proportionate and disproportionate allocation of the profits and losses, are accounted for under the equity method.

In cases where the Company’s equity method investments provide for a disproportionate allocation of the profits and losses, the Company’s share of earnings (losses) from equity method investments is determined using a balance sheet approach referred to as the hypothetical liquidation at book value (“HLBV”) method. Under the HLBV method, at the end of each reporting period the Company calculates the accrued carried interest that would be due to the Company pursuant to fund agreements as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of the underlying investments varies between reporting periods, it is necessary to make adjustments to the amounts recorded as carried interest to reflect either a positive
FORM 20-F F-33

performance resulting in an increase in the carried interest allocated to the general partner or a negative performance that would cause the amount due to the Company to be less than the amount previously recognized, resulting in a negative adjustment to carried interest allocated to the general partner. In each case, such accrued carried interest will be recognized in the Consolidated and Combined Statements of Operations.

Refer to Note 3 for details in relation to equity accounted investments.
Cash and Cash Equivalents
Cash and cash equivalents represents cash on hand, cash held in banks, money market funds and liquid investments with original maturities of three months or less. Interest income from cash and cash equivalents is recorded in Interest and dividend revenue in the Consolidated and Combined Statements of Operations.
Intangibles and Goodwill
Identifiable finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from three to twenty years, reflecting the contractual lives of such assets. Amortization expense is included within General and administrative in the Consolidated and Combined Statements of Operations. Intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.
Goodwill is reviewed for impairment at least annually utilizing a qualitative or quantitative approach, and more frequently if circumstances indicate impairment may have occurred. The impairment testing for goodwill under the qualitative approach is based first on a qualitative assessment to determine if it is more likely than not that the fair value of the Company’s operating segments is less than their respective carrying values. The operating segments are considered the reporting units for testing the impairment of goodwill. If it is determined that it is more likely than not that an operating segment’s fair value is less than its carrying value or when the quantitative approach is used, an impairment loss is recognized to the extent by which the carrying value exceeds the fair value, not to exceed the total amount of goodwill allocated to that reporting unit.
Property, Plant and Equipment
Property, plant and equipment consist primarily of leasehold improvements, furniture, fixtures and equipment, computer hardware and software and are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets’ estimated useful economic lives, which for leasehold improvements are the lesser of the lease term or the life of the asset, generally ten to fifteen years, and three to seven years for other fixed assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
Accounts Receivable
Accounts receivable includes management fees receivable from limited partners, receivables from underlying funds in the fund of hedge funds business, placement and advisory fees receivables, receivables relating to unsettled sale transactions and loans extended to unaffiliated third parties. Accounts receivable are assessed periodically for collectability. Amounts determined to be uncollectible are charged directly to General and administrative expenses in the Consolidated and Combined Statements of Operations.
Foreign Currency
The U.S. Dollar is the functional and presentation currency of the Company. The Company consolidates a number of entities that have a non-U.S. Dollar functional currency. Each of the Company’s subsidiaries and associates determines its own functional currency and items of each subsidiary and associate included in the Consolidated and Combined financial statements are measured using that functional currency. Assets and liabilities of foreign operations having a functional currency other than the U.S. Dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are accumulated as a component of equity. On the disposal of a foreign operation, or the loss of control, joint control or significant influence, the component of Accumulated other comprehensive income relating to that foreign operation is reclassified to Net income in the Consolidated and Combined Statement of Operations. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.
Foreign currency-denominated monetary assets and liabilities of the Company are translated using the rate of exchange prevailing at the reporting date, and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in earnings. Foreign currency
F-34 BROOKFIELD ASSET MANAGEMENT

denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.
Compensation and benefits
Compensation — Compensation consists of (a) salary and bonus, and benefits paid and payable to employees, and (b) share-based compensation associated with the grants of share-based awards to employees. Compensation cost relating to the issuance of share-based awards to senior management and employees is accounted for in accordance with ASC 718, Compensation — Stock Compensation. These awards are measured at fair value at the grant date and expensed over the vesting period, taking into consideration expected forfeitures, except in the case of share-based awards that do not require future service, which are expensed immediately. Cash settled share-based awards and awards settled in a variable number of shares for a fixed monetary amount are classified as liabilities and are remeasured at the end of each reporting period.
Prior to the completion of the Arrangement, share-based compensation expense was allocated to the Company based on the awards and terms previously granted to its employees under the Corporation's share-based compensation plans. The value of these long term incentive plans changed as a result of the spin-off of the asset management business. In order to make award participants whole following the Arrangement, the Corporation and the Manager modified the strike price of the historical awards and issued additional awards such that participants would receive the same economic outcome immediately before and after the spin-off. As part of the execution of the Arrangement, certain employees are now employed by the Company and any unvested amounts cease to be recognized by the non-employing entity. The Company assessed the fair value of the modified instruments immediately before and after the spin-off date to determine if there was any change in value and will account for the impact of the modification and recognizes any relevant incremental fair value generated at the time of the spin-off prospectively.
In addition, as may be agreed with the Company from time to time, the Manager may award options or other long-term incentive awards to employees of the Company who will compensate the Manager for the costs associated with these awards. Compensation costs associated with these instruments are recorded on a gross basis in the Consolidated and Combined Statements of Operations as the instruments vest.
Refer to Note 8 for further details of the Company's share-based compensation.
Carried Interest Compensation — Unrealized and realized carried interest is performance-based compensation associated with realized or unrealized carried interest based on performance of investments on a fund-by-fund basis. Such compensation expense is subject to both positive and negative adjustments.
General and Administrative Expenses
General and administrative primarily includes professional fees, occupancy, depreciation and amortization, travel, information technology and administration expenses.
Other Income (Expense)
Other income (expense) in the Consolidated and Combined Statement of Operations includes net unrealized gains (losses) resulting from changes in the fair value of the company’s investments in common shares in addition to investments in its sponsored funds.
Income Taxes
The Company is a unlimited liability company organized under the provincial laws of British Columbia and is subject to Canadian federal and provincial income taxes.
Prior to the Arrangement, the Company's domestic and foreign operating results were included in the income tax returns of the Corporation. The Company accounted for income taxes under the separate return method. Under the approach, the Company determined its deferred tax assets and liabilities and related tax expenses as if it were filing separate tax returns.
The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Income taxes as presented attribute deferred income taxes of the Company's standalone consolidated and combined financial statements in a manner that is systematic, rational and consistent with the asset and liability method.
FORM 20-F F-35

The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when such changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.
The Company analyzes its tax filing positions in all jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. Tax benefits associated with actual or expected income tax positions are recognized when the “more likely than not” recognition threshold is met. The tax benefits are measured at the largest amount of benefit that is greater than 50% likely to be realized upon settlement with the related tax authority.
The Company recognizes accrued interest and penalties related to uncertain tax positions within the provision for income taxes in the Consolidated and Combined Statements of Operations.
Related parties
In the normal course of operations, the Company enters into various transactions on market terms with related parties, including amounts in Due from/to affiliates. The Company and its subsidiaries may also transact with entities that share a common parent. Amounts owed to and by associates and joint ventures are not eliminated on consolidation.
The Company has certain loans and receivables within Due from Affiliates (Note 14) which are long-term in nature. These receivables are initially recognized at fair value and subsequently measured at their amortized cost bases with interest recognized using the interest method.

In addition to the Relationship Agreement and AMSA, the Corporation, the Manager and the Company have entered into the TSA pursuant to which (i) the Company agrees to provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services related to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology) and (ii) the Corporation provides, on a transitional basis, certain services to the Manager and the Company to facilitate the orderly transition of the asset management business (the services, collectively, being "Transitional Services"). The Transitional Services are provided, at cost, for a period of three years from December 9, 2022, unless extended by mutual agreement. The Company also provides to the Corporation, as required from time to time and on a cost recovery basis, services of its investment personnel to assist in acquisitions or other transactions undertaken by the Corporation.
See Note 14 for further detail on the related party transactions.
Dividends
Dividends are reflected in the consolidated and combined financial statements when declared.
Derivatives
Derivative financial instruments under ASC 815,Derivative and Hedging are recognized on the Consolidated and Combined Balance Sheet at fair value with changes in fair value recognized in earnings.
Purchased or written options on equity interest of several of our equity method investments that do not meet the definition of a derivative are recognized on the Consolidated and Combined Balance Sheet on a gross basis as Other Assets or Other Liabilities within Accounts Receivable and Other or Accounts Payable and Other, respectively. These financial instruments are measured at fair value with changes in fair value recognized in Other Income (Expense),net.

Recent accounting pronouncements
The Company considers the applicability and impact of all accounting standard updates (“ASUs”) issued by the Financial Accounting Standards Board (“FASB”). ASUs not listed below were assessed and either determined to be not applicable or expected to have minimal impact on the company’s consolidated financial statements.
In March 2020, the FASB issued ASU 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” ASU 2020-04 provides optional expedients and exceptions to GAAP requirements for modifications on debt instruments, leases, derivatives, and other contracts, related to the expected market transition from LIBOR, and certain other floating rate benchmark indices (collectively, “IBORs”) to alternative reference rates. ASU 2020-04 generally considers contract modifications related to reference rate reform to be an event that does not require contract remeasurement at the modification date nor a reassessment of a previous accounting determination. In January 2021, the FASB issued ASU 2021-01 “Reference Rate Reform (Topic 848): Scope.” ASU
F-36 BROOKFIELD ASSET MANAGEMENT

2021-01 clarifies that the practical expedients in ASU 2020-04 apply to derivatives impacted by changes in the interest rate used for margining, discounting, or contract price alignment. The guidance in ASU 2020-04 is optional and maybe elected over time, through December 31, 2022, as reference rate reform activities occur. Once ASU 2020-04 is elected, the guidance must be applied prospectively for all eligible contract modifications. Brookfield Asset Management ULC has not adopted any of the optional expedients or exceptions as of December 31, 2022.
In October 2021, the FASB issued ASU 2021-08 “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” to add contract assets and contract liabilities from contracts with customers acquired in a business combination to the list of exceptions to the fair value recognition and measurement principles that apply to business combinations, and instead require them to be accounted for in accordance with revenue recognition guidance. The new guidance is mandatorily effective for the company on January 1, 2023 and applied prospectively, with early adoption permitted. Brookfield Asset Management ULC is currently evaluating the new guidance.
Restatement For Correction of Immaterial Errors in Previously Issued Consolidated Financial Statements
In connection with the preparation of the consolidated and combined financial statements for the fiscal year ended December 31, 2022, the Company identified errors in its previously issued annual combined financial statements and unaudited quarterly combined financial statements. The errors were not material to any individual prior quarterly or annual period. The prior period errors were related to the inclusion of financial assets that did not belong to the Company and the over accrual of employee compensation costs.

In accordance with SEC Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (codified as Topic 1-N), the Company concluded that the correction of the errors was not material to any of its previously issued annual or interim financial statements. The Company has revised these consolidated and combined financial statements to correct the effect of these immaterial errors for the corresponding periods. Accordingly, for these prior periods the Company has revised the affected line items of its consolidated and combined balance sheets and consolidated and combined statements of operations, statements of comprehensive income, consolidated statements of shareholders equity, and consolidated statements of cash flows. The correction of the errors resulted in a $40 million increase in net parent investment as of January 1, 2020.

The effects of the correction of immaterial errors on the impacted accounts within the consolidated and combined balance sheet were as follows:

	December 31, 2021
(MILLIONS)	As previously reported	Adjustment	As revised
Investments	$13,650	$(86)	$13,564
Total Assets	25,729	(86)	25,643
Accounts payable and other	2,032	(160)	1,872
Total Liabilities	11,400	(160)	11,240
Common equity	9,797	74	9,871
Total Liabilities, Redeemable non-controlling interest and Common equity	$25,729	$(86)	$25,643

FORM 20-F F-37

The effects of the correction of immaterial errors on the impacted accounts within the consolidated and combined statements of operations were as follows:

	Year ended December 31, 2020			Year ended December 31, 2021
(MILLIONS)	As previously reported	Adjustment	As revised	As previously reported	Adjustment	As revised
Other income and expenses	$(242)	$16	$(226)	$1,486	$18	$1,504
Income before provision for taxes	783	16	799	3,332	18	3,350
Net income	557	16	573	2,828	18	2,846
Net Income attributable to Manager	$382	$16	$398	$1,851	$18	$1,869
3.    INVESTMENTS

AS AT DECEMBER 31 (MILLIONS)	2022	2021
Common shares (a)	$75	$1,323
Investments in affiliates (b)	1,309	6,204
Preferred shares (c)	—	1,557
Accrued carried interest (d)	1,271	676
Equity accounted investments (e)
Equity interest in Oaktree	3,940	3,790
Equity interest in other affiliates	282	14
Total equity accounted investments	4,222	3,804
	$6,877	$13,564
Where appropriate, the accounting for the Company’s investments incorporates the changes in fair value of those investments.
(a) As at December 31, 2022, common share investments were $75 million. Common shares primarily represents investments of $64 million investment in Brookfield Renewable Energy L.P. (2021 - $64 million). Common share investments as at December 31, 2021 also included $464 million in BAM Exchange LP and a $206 million investment in a single-security private fund vehicle. Common share investments are carried at fair value with changes in fair value recorded on the Consolidated and Combined Statements of Operations in Other income (expenses), net.
(b) As at December 31, 2022, Investments in affiliates are primarily comprised of an interest in BSREP III of $1.2 billion (2021 - $5.6 billion) which is accounted for as a financial asset measured at its net asset value ("NAV") in accordance with ASC 321, Investments - Equity Securities. Prior to the spin-off, Investments in affiliates primarily represented the underlying strategic investments consolidated within BSREP III and measured at fair value. On completion of the Plan of Arrangement, the Company deconsolidated BSREP III and recognized no gains or losses on deconsolidation.

(c) As at December 31, 2022, the investments in preferred shares were $nil. As at December 31, 2021 investments in preferred shares relate to a $1.0 billion investment in Series D preferred shares issued by BPR Retail Holdings as well as investments in non-traded preferred shares of other affiliated entities.
(d) Accrued carried interest represents the disproportionate allocation of capital from our private funds to the extent that such interest is provided for in the relevant fund agreements. Accrued carried interest is accounted for using the equity method of accounting based on the Company’s entitlement to the funds’ net assets as if all investments were liquidated at fair value and all liabilities were satisfied, regardless of whether such amounts have been realized.

F-38 BROOKFIELD ASSET MANAGEMENT

The change in the Company’s accrued carried interest during the year ended December 31, 2022 is as follows:

(MILLIONS)	2022
Balance, beginning of year	$676
Changes in fund fair values	386
Impact of BSREP III deconsolidation	338
Realized carried interest	(129)
Balance, end of year	$1,271
(e) The Company’s equity method investments include a 64% (2021 - 62%) economic interest in Oaktree acquired on September 30, 2019, a 49.9% (2021 – 25%) economic interest in LCM Partner Group transferred into the Company on spin-off, a 35% economic interest in Primary Wave acquired on October 3, 2022, and a number of general partner investments in our private funds. The Company has significant influence, but not control, over the operating and financial policies of these equity method investees' by virtue of having the ability to appoint members of these investee’s governing bodies. Despite a 64% economic interest, the Company does not control Oaktree due to less than 50% of board representation and other contractual agreements that prevent the Company from having a controlling financial interest.

The Company recognized in Share of income from equity accounted investments in its Consolidated and Combined Statement of Operations its share of earnings or losses from all of its equity method investments of $146 million and $161 million for the year ended December 31, 2022 and December 31, 2021, respectively.

The summarized financial information of all of the Company’s equity method investments for the year ended December 31, 2022 is as follows:

AS AT DECEMBER 31 (MILLIONS)	2022	2021
Investments	$40,019	$25,022
Assets	44,908	27,177
Liabilities	21,256	13,223
Capital	23,168	11,566
Non-controlling interest	$483	$2,182

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Revenues	$3,462	$4,916	$1,397
Expense	(3,559)	(1,650)	(1,100)
Net income	(97)	3,266	297
Net income attributable to non-controlling interest	$186	$403	$44
As of December 31, 2022, the carrying value of the Company’s equity method investments was $3.4 billion higher than its economic interest in these investees’ underlying net assets. Of this basis difference, $2.8 billion relates to identifiable intangible assets which will be amortized over the assets’ remaining useful life. The remaining relates to goodwill recognized upon acquisition of the Company’s interests in the investees which is not amortized.

The Company received $173 million cash distributions from its equity method investees for the year ended December 31, 2022 (December 31, 2021 - $124 million, December 31, 2020 - $125 million).

4.    VARIABLE INTEREST ENTITIES
The Company holds variable interest in certain VIEs which are not consolidated as it has been determined that the Company is not the primary beneficiary due to the Company's lack of more than a insignificant economic exposure,
FORM 20-F F-39

without considering the Company's entitlement to carried interest which represents commensurate and at-market decision-maker fees. VIEs that are not consolidated predominately include investment funds sponsored by or managed by the Company. The Company's investment strategies differ by investment fund; however, the fundamental risks have similar characteristics, including loss of invested capital and loss of management and performance income. The Company's maximum exposure to loss as a result of its investments in the unconsolidated investment funds is the carrying value of such investments, including the Company's capital interest and any unrealized carried interest. For the years ended December 31, 2022 and 2021 the Company did not provide any amounts to unconsolidated VIEs other than its obligated commitments.
The assets and liabilities recognized in the Company's Consolidated and Combined Balance Sheet related to its maximum exposure to loss of those VIEs of which the Company is determined not to be the primary beneficiary, the non-consolidated VIEs, are as follows:

AS AT DECEMBER 31 (MILLIONS)	2022	2021
Investments	$18	$14
Due from affiliates	22	2
VIE related assets	40	16
Maximum exposure to loss	$40	$16

5.    FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS
Fair value approximates carrying value for the following financial instruments that are not measured at fair value in the consolidated and combined financial statements: Accounts receivable and other, Accounts payable and other (except as otherwise indicated below), Due to affiliates and Due from affiliates, Accrued carried interest, and Redeemable non-controlling interest.
The following tables summarize the fair value hierarchy of financial assets and liabilities of the Company that are measured at fair value as at December 31, 2022 and 2021:

AS AT DECEMBER 31, 2022 (MILLIONS)	Level I	Level II	Level III	Total
Assets
Cash and cash equivalents	$3,545	$—	$—	$3,545
Investments (Note 3)
Common shares	—	—	75	75
Total investments	—	—	75	75
Total Assets	3,545	—	75	3,620
Liabilities
Accounts payable and other	—	—	190	190
Total Liabilities	$—	$—	$190	$190
Excluded from the fair value hierarchy above is the Company’s investment in BSREP III as at December 31, 2022, for which fair value is measured at NAV per share as a practical expedient. As of December 31, 2022, the fair value of the BSREP III investment was $1.2 billion, all of which may not be redeemed at, or within three months of, the reporting date. The Company did not have any investment measured using NAV per share as at December 31, 2021.

F-40 BROOKFIELD ASSET MANAGEMENT

AS AT DECEMBER 31, 2021 (MILLIONS)	Level I	Level II	Level III	Total
Assets
Cash and cash equivalents	$2,494	$—	$—	$2,494
Investments (Note 3)
Common shares	91	670	562	1,323
Investments in affiliates	—	—	6,204	6,204
Preferred shares	—	—	1,557	1,557
Total investments	91	670	8,323	9,084
Loans to related parties (Note 13)	—	—	545	545
Total Assets	2,585	670	8,868	12,123
Liabilities
Accounts payable and other	$—	$—	$69	$69
Borrowings from related parties (Note 13)	—	—	4,102	4,102
Total Liabilities	$—	$—	$4,171	$4,171
The fair value measurement of items categorized in Level III of the fair value hierarchy is subject to valuation uncertainty arising from the use of significant unobservable inputs. The significant unobservable inputs used in the fair value measurement of financial assets and liabilities measured at fair value are discount rates and capitalization rates. Significant increases (decreases) in these inputs in isolation would have resulted in a significantly lower (higher) fair value measurement. The following tables summarize the quantitative inputs and assumptions used for items categorized in Level III of the fair value hierarchy as of December 31, 2022 and 2021:

AS AT DECEMBER 31, 2022	Fair Value	Valuation Techniques	Unobservable Inputs	Ranges	Weighted-Average (a)	Impact to valuation from an increase in input
Common shares	$75	See note (b)	N/A	N/A	N/A	N/A
Accounts payable and other	190	See note (c)	N/A	N/A	N/A	N/A

AS AT DECEMBER 31, 2021	Fair Value	Valuation Techniques	Unobservable Inputs	Ranges	Weighted-Average (a)	Impact to valuation from an increase in input
Common shares	$562	See note (b)	N/A	N/A	N/A	N/A
Investment in affiliates	6,204	Discounted cash flows	Discount rate	7.0% - 22%	8.4%	Lower
		Direct capitalization method	Capitalization rate	4.3% - 21%	5.5%	Lower
Preferred shares	1,557	Discounted cash flows	Discount rate	4.5% - 6.0%	5.6%	Lower
Loans to related parties	545	Discounted cash flows	Discount rate	2.5% - 6.5%	4.2%	Lower
Accounts payable and other	69	See note (c)	N/A	N/A	N/A	N/A
Borrowings from related parties	4,102	Discounted cash flows	Discount rate	4.9% - 6.0%	5.8%	Lower
(a) Unobservable inputs were weighted based on the fair value of the investments included in the range.
(b) Common shares as at December 31, 2022 relate to the Company’s $64 million (2021- $64 million) investment in Brookfield Renewable Energy L.P. which are being recorded at fair value on the Consolidated and Combined Balance Sheet. Common shares as at December 31, 2021 relate to the Company's investment in BPY units, which are being recorded at fair value on the Consolidated and Combined Balance Sheet based on the value of units on privatization of BPY in July 2021. The value on privatization of BPY represents the most recent, independently validated and observable market price for the units.
(c) Accounts payable and other recorded at fair value and categorized in Level III relate to a put option held by shareholders of Oaktree and Primary Wave that are not related to the Corporation or the Company to sell their shares using a prescribed valuation methodology in exchange for cash, Class A shares of the Corporation or other forms of
FORM 20-F F-41

consideration at the discretion of the Company. The fair value of this instrument is determined quarterly using a Monte Carlo simulation and various inputs prepared by management.
During the year ended December 31, 2022, there have been no changes in valuation techniques within Level II and Level III that have had a material impact on the valuation of financial instruments.
The following tables summarize the changes in financial assets and liabilities measured at fair value for which the Company has used Level III inputs to determine fair value and does not include gains or losses that were reported in Level III in prior years or for instruments that were transferred out of Level III prior to the end of the respective reporting period. These tables also exclude financial assets and liabilities measured at fair value on a non-recurring basis. Total realized and unrealized gains and losses recorded for Level III investments are reported in Other income (expense) in the Consolidated and Combined Statements of Operations.

FOR THE YEAR ENDED DECEMBER 31, 2022 (MILLIONS)	Common shares	Investment in affiliates	Preferred shares	Loans to related parties	Borrowings from parties	Accounts Payable and other
Balance, beginning of period	$562	$6,204	$1,557	$545	$4,102	$69
Net purchases (redemptions)	(487)	(7,122)	(1,557)	(540)	(4,102)	121
Gains (losses) included in earnings	—	918	—	(5)	—	—
Balance, end of period	$75	$—	$—	$—	$—	$190

FOR THE YEAR ENDED DECEMBER 31, 2021 (MILLIONS)	Common shares	Investment in affiliates	Preferred shares	Loans to related parties	Borrowings from parties	Accounts Payable and other
Balance, beginning of period	$—	$3,780	$725	$1,807	$4,781	$35
Transfer into Level III (a)	562	—	—	—	—
Net purchases (redemptions)	—	1,475	832	(1,262)	(679)	34
Gains included in earnings	—	949	—	—	—
Balance, end of period	$562	$6,204	$1,557	$545	$4,102	$69
(a) Transfer into Level III related to the privatization of BPY on July 26, 2021. As the BPY units ceased to have a publicly observable trading price from the date of the privatization the value of these units was transferred to Level III.

6.    REVENUE
The Company focuses on a number of investment strategies, specifically renewable power and transition, infrastructure, private equity, real estate and credit, operating in various markets including the United States, Canada, and the rest of the world.
The following table sets out revenue disaggregated by investment strategy.

FOR THE YEAR ENDED DECEMBER 31, 2022 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and Other	Total
Management and advisory fees, net	$455	$737	$218	$800	$290	$2,500
Incentive distributions	95	240	—	—	—	335
	$550	$977	$218	$800	$290	$2,835

FOR THE YEAR ENDED DECEMBER 31, 2021 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and Other	Total
Management and advisory fees, net	$388	$584	$175	$569	$235	$1,951
Incentive distributions	80	206	—	29	—	315
Performance fees	—	—	157	—	—	157
	$468	$790	$332	$598	$235	$2,423
F-42 BROOKFIELD ASSET MANAGEMENT

FOR THE YEAR ENDED DECEMBER 31, 2020 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and Other	Total
Management and advisory fees, net	$250	$615	$182	$348	$191	$1,586
Incentive distributions	65	183	—	58	—	306
	$315	$798	$182	$406	$191	$1,892

7.    INCOME TAXES
Prior to the completion of the Arrangement, the Company's operating results were included as part of the Corporation's various income tax returns. For the purposes of the Company's consolidated and combined financial statements for periods prior to the Arrangement, income tax expense and deferred tax balances have been recorded as if the Company filed tax returns on a standalone basis. The separate return method applies the accounting guidance for income taxes to the standalone consolidated and combined financial statements as if the Company was a separate taxpayer and a standalone enterprise prior to the Arrangement.
The following is a summary of the Company's income tax (benefit) expense.
The income before provision for taxes consists of the following:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Canadian	$752	$1,360	$601
Foreign	2,740	1,990	198
	$3,492	$3,350	$799
The provision (benefit) for taxes consists of the following:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Current
Canadian	$174	$125	$132
Foreign	117	63	45
Total provision for current tax	291	188	177
Deferred
Canadian	29	79	(41)
Foreign	307	237	90
Total provision for deferred tax	336	316	49
	$627	$504	$226
The company’s Canadian statutory income tax rate has remained consistent at 27% during the years ended December 31, 2022, 2021 and 2020.
The company’s effective income tax rate is different from the company’s statutory income tax rate due to the following differences set out below:

FOR THE YEARS ENDED DECEMBER 31	2022	2021	2020
Statutory income tax rate	27%	27%	27%
(Reduction) increase in rate resulting from:
Incentive distributions	(3)%	(3)%	(9)%
International operations subject to different tax rates	—%	—%	1%
Taxable income attributable to non-controlling interests	(7)%	(8)%	(6)%
Portion of gains subject to different tax rates	—%	(1)%	13%
Other	1%	—%	2%
Effective income tax rate	18%	15%	28%
FORM 20-F F-43

A summary of the tax effects of the temporary differences is as follows:

AS AT DECEMBER 31 (MILLIONS)	2022	2021
Assets
Losses (Canada)	$24	$43
Losses (Foreign)	1,023	1,872
Investment basis differences/net unrealized gains and losses	(308)	353
Deferred income tax assets	$739	$2,268

Liabilities
Investment basis differences/net unrealized gains and losses	17	700
Deferred income tax liabilities	$17	$700
As at December 31, 2022, the company has Canadian non-capital loss carryforwards of approximately $89 million (as at December 31, 2021 – $160 million) that will begin to expire in 2037, and foreign net operating loss carryforwards of approximately $5 billion (2021 – $9 billion) that expire after 2026.
As of December 31, 2022, the company has accumulated undistributed earnings generated by certain foreign subsidiaries, which it intends to indefinitely reinvest and have not recorded any deferred taxes with respect to outside tax basis difference on these subsidiaries.
As of December 31, 2022, 2021 and 2020 the company did not have any material unrecognized tax benefits related to uncertain tax positions.
The company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the company is subject to examination by Canadian and foreign tax authorities. As of December 31, 2022, the company’s Canadian income tax returns for the years 2018 through 2022 are open under the normal four-year statute of limitations and therefore subject to examination. Certain subsidiaries’ tax returns for 2018 through 2021 are currently subject to examination.
8.    SHARE-BASED COMPENSATION
The Manager and the Corporation, related parties of the Company, have granted share-based compensation awards to certain employees and non-employee directors of the Company under a number of compensation plans (the “Equity Plans”). The Equity Plans provide for the granting of share options, restricted shares, escrowed shares and deferred share and restricted share units which contain certain service or performance requirements of the Manager or the Corporation.
The expense recognized for share-based compensation is summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2022	2021	2020
Expenses arising from equity-settled share-based awards	$132	$53	$39
(Recovery)/Expense arising from cash-settled share-based awards	(195)	98	12
	$(63)	$151	$51
The share-based payment plans are described below. The Corporation initially entered into these Equity Plans with their employees, some of whom following the spin-off of the asset management business became employees of the Company. At the time of the Arrangement all outstanding awards under these plans were modified such that the awards were split into two awards on a 4:1 basis, consistent with how shareholders participated in the Arrangement. As a result, a lower strike price was set for the historically held awards and a new strike price was set for the newly issued Manager awards in order to provide awardees equivalent value before and after the Arrangement. Following the Arrangement, the Company employees are entitled to retain both the existing Corporation awards and the newly issued Manager awards. In accordance with ASC 718-20-35-6 these changes are considered modifications for the purposes of ASC 718, Compensation - Stock Compensation. The Company has determined the incremental fair value of the modified instruments and will reflect the impact of the modification prospectively with the share based compensation expense recognized in the financial statements for awards granted to its employees of the Company. All share count and per share disclosures are presented on a post-spin-off basis.

F-44 BROOKFIELD ASSET MANAGEMENT

As a result of the Arrangement, there were a number of modifications to the plans during 2022. There were no cancellations of or modifications to any of the plans during 2021 or 2020.
Management Share Option Plan
As summarized above, the Company recognizes any awards associated with the existing Equity Plans for its employees irrespective of whether the awards were initially granted by the Corporation or the Manager. The issuance of these new awards has been treated as a modification of the previous Brookfield Corporation plan under ASC 718, Compensation – Stock Compensation. Options issued under the Management Share Option Plan (“MSOP”) of both the Corporation and the Manager vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares of the Corporation or the Manager. The exercise price is equal to the market price at the grant date. For the year ended December 31, 2022, the total expense incurred with respect to MSOP totaled $26 million (2021 – $12  million, 2020 – $11 million).

The change in the number of options outstanding during the years ended December 31, 2022 and 2021 were as follows:

	Brookfield Asset Management Ltd.		Brookfield Corporation
	Number of Options (000's)	Weighted-Average Exercise Price	Number of Options (000's)	Weighted-Average Exercise Price
Outstanding as at January 1, 2022	—	$—	17,499	$23.66
Transferred	—	—	3,588	15.58
Granted	5,644	22.90	2,562	46.62
Exercised	—	—	(1,701)	15.19
Cancelled	(13)	35.55	(120)	38.09
Outstanding as at December 31, 2022	5,631	$22.87	21,828	$25.61

	Brookfield Corporation
	Number of Options (000's)	Weighted-Average Exercise Price
Outstanding as at January 1, 2021	17,907	$21.33
Granted	1,867	35.56
Exercised	(2,275)	15.08
Outstanding as at December 31, 2021	17,499	$23.66
The weighted-average fair value of Brookfield Corporation options granted for the year ended December 31, 2022 was $8.82 (2021 – $5.71), and was determined using the Black-Scholes valuation model, with inputs to the model as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Brookfield Corporation
	Unit	2022	2021
Weighted-average share price	US$	$46.62	$35.56
Average term to exercise	Years	7.5	7.5
Share price volatility[1]	%	24.8	24.4
Liquidity discount	%	25.0	25.0
Weighted-average annual dividend yield	%	1.4	1.7
Risk-free rate	%	1.9	1.0
1.Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.
FORM 20-F F-45

The weighted-average fair value of Brookfield Asset Management Ltd. options granted for the year ended December 31, 2022 was $3.50 and was determined using the Black-Scholes valuation model, with inputs to the model as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Brookfield Asset Management Ltd.
	Unit	2022
Weighted-average share price	US$	$22.90
Average term to exercise	Years	7.4
Share price volatility[1]	%	22.2
Liquidity discount	%	25.0
Weighted-average annual dividend yield	%	1.8
Risk-free rate	%	2.1
1.Share price volatility was determined based on implied volatilities consistent with Brookfield Corporation's historical share prices over a similar period to the average term to exercise.
Escrowed Stock Plan
As summarized above, the execution of the Arrangement triggered a make-whole arrangement for the employee participants of the Equity Plans, whereby existing Escrowed Stock Plan (the “ES Plan”) participants were provided with both escrow shares of the Corporation and the Manager. Such awards provide executives with exposure to go-forward upside on Class A shares of both the Corporation and the Manager. Under the ES Plans, executives are granted common shares (the “ES Shares”) in one or more private companies that own Class A shares of the Manager and the Corporation. The issuance of additional instruments under the Arrangement is accounted for as a modification under ASC 718, Compensation - Stock Compensation, for it is a make-whole arrangement due to the equity restructuring associated with the spin-off.

The ES shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the Corporation or the Manager based on the increase in market value between the date of grant and date of exercise of the respective Class A shares at the time of the exchange. An equal number of Class A shares held in the private Escrow companies will be cancelled such that the issuance of shares to employees is non-dilutive. In general, the shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued.

Prior to the Arrangement, the ES Plan only provided executives with indirect ownership of Class A shares of the Corporation. In preparation for the completion of the Arrangement, the Corporation accelerated the vesting of all outstanding ES shares and triggered a mandatory exchange of those determined to be in the money for Class A shares of the Corporation. Immediately following the mandatory exchange, all ES shares determined to be out of the money were replaced with new awards issued by the Corporation with a strike price reset to the in the money share price as at the point of exchange and the requisite services period reset to the 5-years. The fair value of the original awards immediately prior to the modification and the fair value of the replacement awards were assessed and it was determined that there was an incremental increase in fair value of $1 million. This increase, together with the historical unvested expense, will be amortized over the requisite vesting period of the newly issued awards.
For the year ended December 31, 2022, the total expense incurred with respect to the ES Plan totaled $51 million (2021 – $8 million).
F-46 BROOKFIELD ASSET MANAGEMENT

The changes in the number of ES shares during 2022 and 2021 were as follows:

	Brookfield Asset Management Ltd.		Brookfield Corporation
	Number of Units (000's)	Weighted-Average Exercise Price	Number of Units (000's)	Weighted-Average Exercise Price
Outstanding as at January 1, 2022	—	$—	10,361	$25.29
Transferred	—	—	318	46.22
Granted	2,361	29.64	10,755	36.28
Exercised	—	—	(11,293)	29.10
Outstanding as at December 31, 2022	2,361	$29.64	10,141	$35.23

	Brookfield Corporation
	Number of Units (000's)	Weighted-Average Exercise Price
Outstanding as at January 1, 2021	9,489	$23.56
Granted	1,209	35.65
Exercised	(337)	13.76
Outstanding as at December 31, 2021	10,361	$25.29
The weighted-average fair value of Brookfield Corporation escrowed shares granted for the year ended December 31, 2022 was $7.66 (2021 – $5.72), and was determined using the Black-Scholes model of valuation with inputs to the model as follows:

FOR THE YEARS ENDED DECEMBER 31	Brookfield Corporation
	Unit	2022	2021
Weighted-average share price	US$	$36.28	$35.64
Average term to exercise	Years	7.20	7.50
Share price volatility[1]	%	26.7	24.4
Liquidity discount	%	25.0	25.0
Weighted-average annual dividend yield	%	1.0	1.6
Risk-free rate	%	3.7	1.0
1.Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.
The weighted-average fair value of Brookfield Asset Management Ltd. escrowed shares granted for the year ended December 31, 2022 was $3.83, and was determined using the Black-Scholes model of valuation with inputs to the model as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Brookfield Asset Management Ltd.
	Unit	2022
Weighted-average share price	US$	$29.64
Average term to exercise	Years	6.87
Share price volatility[1]	%	28.9
Liquidity discount	%	25.0
Weighted-average annual dividend yield	%	5.3
Risk-free rate	%	3.7
1.Share price volatility was determined based on implied volatilities consistent with Brookfield Corporation's historical share prices over a similar period to the average term to exercise.
FORM 20-F F-47

Restricted Stock Plan
As summarized above, the execution of the Arrangement triggered a make-whole arrangement for the employee participants of the Equity Plans, whereby existing awardees of the Corporation's Restricted Stock Plans were provided with newly issued restricted shares of the Manager. This arrangement was intended to make the participant whole for the loss in value of the share price due to the execution of the Arrangement. Such arrangement has been accounted for as a modification under ASC 718, Compensation - Stock Compensation. The Restricted Stock Plan awards executives with Class A shares of the Corporation and the Manager purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.

During 2022, the Corporation and the Manager granted 1.1 million Class A shares and 1.3 million Class A shares pursuant to the terms and conditions of the Restricted Stock Plan, resulting in the recognition of $55 million (2021 – $33 million) of compensation expense.
Deferred Share Unit Plan and Restricted Share Unit Plan
The Deferred Share Unit ("DSU") Plan and Restricted Share Unit ("RSU") Plan provides for the issuance of DSUs and RSUs, respectively. Under these plans, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs and RSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on Class A shares of the Corporation and the Manager based on the market value of the Class A shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment.
As part of the Arrangement, the employment of certain awardees holding existing DSUs and RSUs granted by the Corporation was transferred to the Manager. In an effort to make the participating employees whole for the loss in value of the existing DSUs and RSUs, the Corporation granted new instruments which are structured to track against the share price of the Manager.

The value of the DSUs, when converted to cash, will be equivalent to the market value of the Class A shares of the Corporation and the Manager at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of Class A shares of the Corporation or the Manager at the time the conversion takes place and the market price on the date the RSUs are granted. The fair value of the vested DSUs and RSUs as at December 31, 2022 was $168 million (2021 – $252 million).
Employee compensation expense for these plans is charged against net income over the vesting period of the DSUs and RSUs. The new grant of DSUs as part of the make-whole arrangement is considered a modification under ASC 718, Compensation - Stock Compensation. The amount payable in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For the year ended December 31, 2022, employee compensation recovery totaled $195 million (2021 – expense of $98 million).

F-48 BROOKFIELD ASSET MANAGEMENT

The change in the number of DSUs and RSUs outstanding during the years ended December 31, 2022 and 2021 were as follows:

	Brookfield Corporation
	DSUs		RSUs
	Number of Units BAM Ltd. Tracking (000's)	Number of Units BN Tracking (000's)	Number of Units (000's)	Weighted-Average Exercise Price
Outstanding as January 1, 2022	—	3,397	823	$3.92
Transferred	—	225	—	—
Granted and reinvested	915	234	—	—
Exercised and cancelled	—	—	—	—
Outstanding as at December 31, 2022	915	3,856	823	$3.92

	Brookfield Corporation
	DSUs	RSUs
	Number of Units (000's)	Number of Units (000's)	Weighted-Average Exercise Price
Outstanding as at January 1, 2021	4,893	823	$3.92
Granted	90	—	—
Exercised	(1,586)	—	—
Outstanding as at December 31, 2021	3,397	823	$3.92

9.    PREFERRED SHARES REDEEMABLE NON-CONTROLLING INTEREST
In December 2022, at the time of the spin-off, BUSHI and BMHL, subsidiaries of the Company, entered into arrangements with the Corporation whereby BUSHI and BMHL issued preferred shares to the Corporation in exchange for the Corporations holdings in BUSHI's and BMHL's common shares.
The preferred shares are denoted as a form of preferred shares, which we also refer to as tracking shares and represents a class of ownership senior to common stock and subordinate to debt and are entitled to quarterly dividends when declared by BUSHI and BHML. The BUSHI preferred shares are redeemable at the option of the issuer after 10 years and the BMHL preferred shares are redeemable when a redemption triggering event has occurred. As the Company does not solely control the redemption event, these preferred shares are accounted for as redeemable non-controlling interests.
The Company accounts for the changes in the value of the redeemable non-controlling interest in accordance with ASC 480, Distinguishing Liabilities from Equity. The Company elects for the BUSHI preferred shares to recognize changes in the redemption value immediately as they occur and adjust the carrying amount to equal the redemption value at the end of each reporting period. As the BMHL preferred shares are not currently redeemable and management has determined that it is not probable that the instrument will become redeemable no subsequent adjustment in the value of the preferred shares is expected.

FORM 20-F F-49

The movement in the carrying value of the redeemable non-controlling interests is as follows:

AS AT DECEMBER 31 (MILLIONS)	2022	2021
Balance at the beginning of the year	$—	$—
Issuance of preferred shares	1,776	—
Change in redemption price of preferred shares	35	—
Balance at the end of the year	$1,811	$—

10.    ACCOUNTS RECEIVABLE AND OTHER

AS AT DECEMBER 31 (MILLIONS)	2022	2021
Accounts receivable	$245	$26
Prepaid expenses	61	40
Other assets	123	158
	$429	$224
Other assets is primarily made up of tax recoveries not yet collected.

11.    ACCOUNTS PAYABLE AND OTHER

AS AT DECEMBER 31 (MILLIONS)	2022	2021
Accounts payable	$376	$561
Accrued liabilities	991	1,077
Other liabilities	475	234
	$1,842	$1,872
Other liabilities are primarily comprised of current taxes payable and accrued bonuses.
12.    GOODWILL AND INTANGIBLE ASSETS
The carrying value of Goodwill was $249 million as of December 31, 2022, 2021 and 2020. At December 31, 2022, 2021 and 2020, the company determined there was no evidence of goodwill impairment.
Intangible assets, net consists of the following:

AS AT DECEMBER 31 (MILLIONS)	2022	2021
Contractual customer relationships[1]	$82	$82
Accumulated amortization	(23)	(18)
	$59	$64
1.Contractual customer relationships includes accumulated impairment of $73 million (2021 - $73 million).
Changes in intangible assets, net consists of the following:

AS AT DECEMBER 31 (MILLIONS)	2022	2021	2020
Balance, beginning of year	$64	$71	$123
Amortization	(5)	(2)	(6)
Impairment and other	—	(5)	(46)
Balance, end of year	$59	$64	$71
Intangible assets consist of acquired contractual rights to earn future fee income, which have a weighted-average amortization period of 6 years. Amortization of intangible assets held at December 31, 2022 is expected to be $3 million, $3 million, $3 million, $2 million, and $2 million for each of the years ending December 31, 2023, 2024, 2025, 2026 and
F-50 BROOKFIELD ASSET MANAGEMENT

2027, respectively. The impairment of contractual customer relationships relates to a decline in anticipated future fee income of a specific fund management entity due to fund redemptions during the period. Fair value was determined using discounted cash flows of the reporting unit and the impairment is recorded in Other income (expense), net in the Consolidated and Combined Statement of Operations.
13. CASH AND CASH EQUIVALENTS

AS AT DECEMBER 31 (MILLIONS)
	2022	2021
Cash and bank balances	$272	$2,482
Cash equivalents	3,273	12
	$3,545	$2,494
The carrying value of cash and cash equivalents approximates their fair value. Cash equivalents comprises a deposit with the Corporation of $3.3 billion (2021- $nil).
14.    RELATED PARTY TRANSACTIONS
In the normal course of business, the Company entered into transactions with related parties and derived the majority of its revenue from the provision of asset management services to the Corporation along with its subsidiaries and operating entities. During the year ended December 31, 2022, the Company recorded $3.2 billion of revenues derived from related party transactions on its Consolidated and Combined Statement of Operations (2021 – $2.8 billion).
In the normal course of business, the Company entered into transactions with related parties by providing and borrowing on short-term credit facilities, working capital facilities, as well as unsecured loans. The balances due and from these facilities as well as those amounts due and from equity compensation recharge and recovery arrangements are recorded as Due from affiliates and Due to affiliates on the Consolidated and Combined Balance Sheets.
Under the AMSA, the Manager provides the services of its employees and its Chief Executive Officer to the Company on a cost recovery basis. For services received, costs are recorded on a gross basis in the Consolidated and Combined Statements of Operations. In the current year, under this arrangement, the Company has recognized $6 million in the Consolidated and Combined Statements of Operations which includes the impacts of the fair value movements of the cash-settled equity instruments provided by the Manager to the Company employees.
As outlined in the Relationship Agreement, the Corporation is responsible for the cost associated with the options and other awards, some of which are subject to revaluation at each balance sheet date, and will also bear the cost of the employee entitlement to carried interest on mature funds either directly or indirectly through reimbursement to the Company. Income generated under the Relationships Agreement relating to these instruments is recognized as Other revenue in the Consolidated and Combined Statement of Operations on a gross basis as the instruments vest. In the current year, the Company has recognized $12 million expense in the Consolidated and Combined Statement of Operations under this arrangement.
The Company places cash on deposit with the Corporation. As at December 31 , 2022, our net deposit with the Corporation was $3.3 billion (December 31, 2021: $nil) and Company earned interest income of $9 million for the funds on deposit for the year ended December 31, 2022 (2021: $nil). Deposits bear interest at market rates.

FORM 20-F F-51

Due from affiliates and due to affiliates consisted of the following:

AS AT DECEMBER 31 (MILLIONS)	2022	2021
Due from Affiliates
Loans to related parties - operating	$1,859	$6,187
Receivables from affiliates related to share based compensation	173	—
Loans to related parties	89	545
	2,121	6,732

Due to Affiliates
Operating payables due to related parties	811	4,105
Payables to affiliates related to share based compensation	—	—
Borrowings from related parties	—	4,102
	$811	$8,207
Due from affiliates
Due from affiliates of $2.1 billion (2021 - $6.7 billion) consists of $1.9 billion (2021 - $6.2 billion) of operating receivables which are comprised of asset management fees receivables, working capital facilities, and other outstanding short-term credit facilities provided to the Corporation and its subsidiaries in the normal course of business. Loans to related parties are unsecured with floating rates of L-375 bps or a fixed interest rate of 0.14%. The prior period loans to related parties are unsecured with floating rates of L-375bps or fixed interest rates ranging from 2.5% – 6.5%. Maturities on loans to related parties range from 2023 to 2057. The loans were generally issued to finance acquisitions and fund commitments.
Due to affiliates
Due to affiliates of $811 million (2021 - $8.2 billion) consists of amounts payable to related parties for services received in the normal course of business including operating expenses payable. The prior year's borrowings from related parties of $4.1 billion are unsecured with interest rates ranging from 4.9% – 6.0% and maturities of 2023 – 2047. The borrowings from related parties were fully settled during 2022.
15.    CORPORATE BORROWINGS
The Company did not have any corporate borrowings outstanding as of December 31, 2022.
As at December 31, 2021 the Company’s corporate borrowings consisted of commercial paper contracted with financial institutions under normal commercial terms for short-term liquidity management. The commercial paper program was wound down during the fourth quarter of 2022.
16.    COMMITMENTS AND CONTINGENCIES
Commitments
On January 31, 2019, a subsidiary of the Company committed $2.8 billion to BSREP III and has funded $1.8 billion of the total commitment as of December 31, 2022 (December 31, 2021 – $1.9 billion).
Contingencies
Litigation
The Company may from time to time be involved in litigation and claims incidental to the conduct of its business. The Company’s businesses are also subject to extensive regulation, which may result in regulatory proceedings against the company.
The Company accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management,
F-52 BROOKFIELD ASSET MANAGEMENT

the Company does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial condition or cash flows.
17.    SUBSEQUENT EVENTS
On March 6, 2023, Oaktree called their put option and as a result, the Company will acquire an additional 6,118,831 Oaktree Capital Group Holdings, L.P. units in exchange for $444 million increasing their ownership interest from 64.4% to 68.2%.
FORM 20-F F-53

Oaktree Asset Management Operating Group
Combined and Consolidated Financial Statements
December 31, 2022
F-54 BROOKFIELD ASSET MANAGEMENT

Report of Independent Auditors

The Unitholders of Oaktree Asset Management Operating Group

Opinion
We have audited the combined and consolidated financial statements of Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman), L.P., and Oaktree Investment Holdings, L.P., and their consolidated subsidiaries (collectively, the “Oaktree Asset Management Operating Group” or the “Company” as defined in Note 1), which comprise the combined and consolidated statement of financial condition as of December 31, 2022, and the combined and consolidated statements of operations, comprehensive income, cash flows, and changes in unitholders’ capital for the year then ended, and the related notes (collectively referred to as the “financial statements”).
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
Exercise professional judgment and maintain professional skepticism throughout the audit.
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
FORM 20-F F-55

Other Matter
The accompanying combined and consolidated statement of financial condition of the Company as of December 31, 2021, and the related combined and consolidated statements of operations, comprehensive income, cash flows, and changes in unitholders’ capital for the years ended December 31, 2021 and 2020, and the related notes were not audited, reviewed, or compiled by us, and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Ernst & Young LLP

Los Angeles, California
March 30, 2023

F-56 BROOKFIELD ASSET MANAGEMENT

OAKTREE ASSET MANAGEMENT OPERATING GROUP

COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31 (THOUSANDS)	2022	2021 (unaudited)
Assets
Cash and cash-equivalents	$ 436,342	$ 203,089
U.S. Treasury and other securities	319,004	281,611
Corporate investments (includes $43,276 and $84,420 measured at fair value as of December 31, 2022 and 2021, respectively)	1,634,721	1,252,228
Due from affiliates	161,904	83,125
Deferred tax assets	3,528	3,548
Other assets	601,710	553,169
Right-of-use assets	75,913	85,684
Assets of consolidated funds:
Cash and cash-equivalents	456,921	490,008
Investments, at fair value	9,934,610	11,514,222
Dividends and interest receivable	56,569	36,607
Receivable for securities sold	54,284	223,439
Derivative assets, at fair value	384	663
Other assets, net	5,164	5,362
Total assets	$ 13,741,054	$ 14,732,755

Liabilities and Unitholders’ Capital
Liabilities:
Accrued compensation expense	$ 1,206,291	$ 1,097,288
Accounts payable, accrued expenses and other liabilities	193,134	167,103
Due to affiliates	18,886	72,836
Debt obligations (Note 10)	1,043,534	899,470
Operating lease liabilities	98,021	110,739
Liabilities of consolidated funds:
Accounts payable, accrued expenses and other liabilities	98,175	46,966
Payables for securities purchased	402,253	953,216
Derivative liabilities, at fair value	1,542	38
Distributions payable	—	25,807
Debt obligations of the consolidated funds	222,421	414,000
Debt obligations of CLOs	8,745,652	7,806,263
Total liabilities	12,029,909	11,593,726

Commitments and contingencies (Note 17)
Non-controlling redeemable interests in consolidated funds	466,021	2,141,523
Unitholders’ capital:
Total unitholders’ capital	1,245,124	997,506

Total liabilities and unitholders’ capital	$ 13,741,054	$ 14,732,755
Please see accompanying notes to combined and consolidated financial statements.
FORM 20-F F-57

OAKTREE ASSET MANAGEMENT OPERATING GROUP

COMBINED AND CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31 (THOUSANDS, EXCEPT PER UNIT AMOUNTS)	2022	2021 (unaudited)	2020 (unaudited)
Revenues
Management fees	$ 1,066,236	$ 967,629	$ 805,319
Incentive fees and carried interest allocation	220,797	449,502	5,911
Total revenues	1,287,033	1,417,131	811,230

Expenses
Compensation and benefits	(603,320)	(551,248)	(485,237)
Equity-based compensation	(36,578)	(42,777)	(62,194)
Performance related compensation	(158,083)	(450,148)	(56,301)
Total compensation and benefits expense	(797,981)	(1,044,173)	(603,732)
General and administrative	(191,716)	(139,541)	(139,553)
Depreciation and amortization	(20,900)	(80,544)	(26,557)
Consolidated fund expenses	(20,272)	(22,447)	(13,462)
Total expenses	(1,030,869)	(1,286,705)	(783,304)

Other income (loss)
Interest expense	(297,578)	(191,934)	(193,680)
Interest and dividend income	523,870	407,605	381,603
Net realized gain (loss) on consolidated funds’ investments	(38,748)	(14,301)	(76,164)
Net change in unrealized appreciation (depreciation) on consolidated funds’ investments	42,217	326,154	(40,718)
Investment income	60,581	142,662	127,908
Other income, net	(2,998)	(6,981)	(451)
Total other income	287,344	663,205	198,498
Income before income taxes	543,508	793,631	226,424

Income taxes	(26,069)	(15,710)	(9,236)
Net income	517,439	777,921	217,188

Less:
Net income attributable to non-controlling interests in consolidated funds	(159,609)	(364,282)	(38,220)
Net income attributable to non-controlling interests in consolidated subsidiaries	(1,377)	(1,932)	(1,715)

Net income attributable to Oaktree Asset Management Operating Group	$ 356,453	$ 411,707	$ 177,253
Please see accompanying notes to combined and consolidated financial statements.
F-58 BROOKFIELD ASSET MANAGEMENT

OAKTREE ASSET MANAGEMENT OPERATING GROUP

COMBINED AND CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31 (THOUSANDS)	2022	2021 (unaudited)	2020 (unaudited)
Net income	$ 517,439	$ 777,921	$ 217,188
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(8,357)	10,858	(4,633)
Other comprehensive income (loss), net of tax	(8,357)	10,858	(4,633)
Total comprehensive income	509,082	788,779	212,555
Less:
Comprehensive (income) loss attributable to non-controlling interests in consolidated funds	(159,609)	(364,282)	(38,220)
Comprehensive (income) attributable to non-controlling interests in consolidated subsidiaries	(1,377)	(1,932)	(1,715)
Comprehensive income attributable to Oaktree Asset Management Operating Group unitholders	$ 348,096	$ 422,565	$ 172,620
Please see accompanying notes to combined and consolidated financial statements.
FORM 20-F F-59

OAKTREE ASSET MANAGEMENT OPERATING GROUP

COMBINED AND CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 (THOUSANDS)	2022	2021 (unaudited)	2020 (unaudited)
Operating activities
Net income	$ 517,439	$ 777,921	$ 217,188
Adjustments to reconcile net income to net cash used in operating activities:
Carried interest allocation, performance related revenue	(63,192)	(328,165)	51,291
Carried interest allocation, performance related compensation	32,276	308,756	3,601
Investment income	(60,581)	(142,662)	(127,908)
Depreciation and amortization	20,900	80,544	26,557
Equity-based compensation	36,578	42,777	62,194
Net realized and unrealized (gain) loss from consolidated funds’ investments	(3,469)	(311,853)	116,882
Accretion of original issue and market discount of consolidated funds’ investments, net	(15,187)	(5,560)	(24,673)
Income distributions from corporate investments in funds and companies	113,467	99,673	99,102
Other non-cash items	911	1,974	3,016
Cash flows due to changes in operating assets and liabilities:
(Increase) decrease in deferred tax assets	321	94	(1,039)
Decrease (increase) in other assets	14,171	9,878	(27,239)
Increase (decrease) in net due to affiliates	(214,475)	(20,308)	31,220
Increase (decrease) in accrued compensation expense	76,727	116,966	47,520
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(7,836)	(46,434)	92,598
Cash flows due to changes in operating assets and liabilities of consolidated funds
Increase in dividends and interest receivable	(21,339)	(11,368)	4,080
(Increase) decrease in due from brokers	—	(2,694)	2
Increase in receivables for securities sold	164,265	(110,111)	(30,357)
(Increase) decrease in other assets	(6,189)	4,198	12,216
Increase (decrease) in accounts payable, accrued expenses and other liabilities	29,328	31,139	(36,994)
Increase in payables for securities purchased	(499,715)	361,434	187,182
Purchases of securities	(4,219,282)	(6,795,699)	(3,399,000)
Proceeds from maturities and sales of securities	2,665,006	4,502,056	2,909,648
Net cash (used in) provided by operating activities	(1,439,876)	(1,437,444)	217,087
Cash flows from investing activities
Purchases of U.S. Treasury and other securities	(215,624)	(17,050)	(321,829)
Proceeds from maturities and sales of U.S. Treasury and other securities	178,065	23,938	43,153
Corporate investments in funds and companies	(570,970)	71,583	(88,992)
Distributions and proceeds from corporate investments in funds and companies	688,463	83,247	143,249
Purchases of fixed assets	(6,953)	(5,250)	(12,340)
Net cash provided by (used in) investing activities	$ 72,981	$ 156,468	$ (236,759)
Please see accompanying notes to combined and consolidated financial statements.
F-60 BROOKFIELD ASSET MANAGEMENT

OAKTREE ASSET MANAGEMENT OPERATING GROUP

COMBINED AND CONSOLIDATED STATEMENT OF CASH FLOWS (CONT’D)

FOR THE YEARS ENDED DECEMBER 31 (THOUSANDS)	2022	2021 (unaudited)	2020 (unaudited)
Cash flows from financing activities
Capital contributions	$ 50,000	$ 50,000	$ 50,000
Distributions to unitholders	(178,370)	(201,418)	(201,276)
Distributions to non-controlling interests	—	(3,210)	(3,907)
Proceeds from issuance of debt obligations	400,000	200,000	250,000
Payment of debt issuance costs	(1,848)	(480)	(2,222)
Repayment of debt obligations	(255,000)	(145,000)	(150,000)

Cash flows from financing activities of consolidated funds
Contributions from non-controlling interests	141,542	683,444	270,230
Distributions to non-controlling interests	(61,889)	(301,531)	(338,071)
Proceeds from debt obligations issued by CLOs	2,581,282	5,367,766	1,054,403
Payment of debt issuance costs	(7,611)	(2,577)	(2,419)
Repayment on debt obligations issued by CLOs	(1,049,450)	(3,800,803)	(599,139)
Borrowings on credit facilities	361,350	199,489	6,364
Repayments on credit facilities	(128,350)	(858,089)	(139,419)
Net cash provided by financing activities	1,851,656	1,187,591	194,544

Effect of exchange rate changes on cash	(28,088)	(12,891)	4,869
Net increase in cash and cash-equivalents	456,673	(106,276)	179,741
Initial consolidation (deconsolidation) of funds	(246,949)	11,995	(5,822)
Cash and cash-equivalents, beginning balance	699,899	794,180	620,261

Cash and cash-equivalents, ending balance	$ 909,623	$ 699,899	$ 794,180

Supplemental cash flow disclosures:
Cash paid for interest	$ 218,952	$ 156,276	$ 173,936
Cash paid for income taxes	23,212	11,217	13,168

Supplemental disclosure of non-cash activities:
Net assets related to the initial consolidation of funds	—	893,987	852,675
Net assets related to the deconsolidation of funds	1,952,580	—	762,911

Reconciliation of cash and cash equivalents
Cash and cash-equivalents – Oaktree	436,342	203,089	324,078
Cash and cash-equivalents – Oaktree restricted cash	16,360	6,802	51,906
Cash and cash-equivalents – Consolidated funds	456,921	490,008	418,196
Total cash and cash-equivalents	$ 909,623	$ 699,899	$ 794,180
Please see accompanying notes to combined and consolidated financial statements.
FORM 20-F F-61

OAKTREE ASSET MANAGEMENT OPERATING GROUP

COMBINED AND CONSOLIDATED STATEMENT OF CHANGES IN UNITHOLDER’S CAPITAL

YEAR ENDED DECEMBER 31, 2022 (THOUSANDS)	Unitholders’ Capital	Accumulated Other Comprehensive Loss	Non-controlling Interests in Consolidated Subsidiaries	Total Unitholders’ Capital
Unitholders’ capital beginning of period	$ 996,497	$ 1,009	$ —	$ 997,506
Activity for the period:
Capital contributions	50,000	—	—	50,000
Distributions declared	(176,993)	—	(1,377)	(178,370)
Capital increase related to equity-based compensation expense	36,578	—	—	36,578
Net income	356,453	—	1,377	357,830
Foreign currency translation adjustment and other	(10,063)	(8,357)	—	(18,420)
Unitholders’ capital end of period	$ 1,252,472	$ (7,348)	$ —	$ 1,245,124

YEAR ENDED DECEMBER 31, 2021 (UNAUDITED, THOUSANDS)
Unitholders’ capital beginning of period	$ 702,647	$ (9,849)	$ 1,278	$ 694,076
Activity for the period:
Capital contributions	50,000	—	—	50,000
Distributions declared	(201,418)	—	(3,210)	(204,628)
Capital increase related to equity-based compensation expense	29,036	—	—	29,036
Net income	411,707	—	1,932	413,639
Foreign currency translation adjustment and other	4,525	10,858	—	15,383
Unitholders’ capital end of period	$ 996,497	$ 1,009	$ —	$ 997,506

YEAR ENDED DECEMBER 31, 2020 (UNAUDITED, THOUSANDS)
Unitholders’ capital beginning of period	$ 620,070	$ (5,216)	$ 3,470	$ 618,324
Activity for the period:
Capital contributions	50,000	—	—	50,000
Distributions declared	(201,276)	—	(3,907)	(205,183)
Capital increase related to equity-based compensation expense	62,194	—	—	62,194
Net income	177,253	—	1,715	178,968
Foreign currency translation adjustment and other	(5,594)	(4,633)	—	(10,227)
Unitholders’ capital end of period	$ 702,647	$ (9,849)	$ 1,278	$ 694,076
Please see accompanying notes to combined and consolidated financial statements.
F-62 BROOKFIELD ASSET MANAGEMENT

OAKTREE ASSET MANAGEMENT OPERATING GROUP
NOTES TO THE COMBINED FINANCIAL STATEMENTS
As of and for the years ended December 2022, 2021 (unaudited), and 2020 (unaudited)

1. ORGANIZATION AND BASIS OF PRESENTATION
Oaktree is a leader among global investment managers specializing in alternative investments. Oaktree emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Funds managed by Oaktree (the “Oaktree funds”) include commingled funds, separate accounts, collateralized loan obligation vehicles (“CLOs”) and business development companies (“BDCs”). Commingled funds include open-end and closed-end limited partnerships in which Oaktree makes an investment and for which it serves as the general partner. CLOs are structured finance vehicles in which Oaktree typically makes an investment and for which it serves as collateral manager.
Oaktree Capital Group, LLC (“OCG”) is a Delaware limited liability company that was formed on April 13, 2007. OCG’s issued and outstanding member interests are divided into certain classes and series of units. OCG’s outstanding units are held by (i) an affiliate of Brookfield Asset Management, Inc. (“Brookfield”) as the sole holder of the OCG’s Class A common units, (ii) preferred unitholders as the holders of Series A and Series B preferred units listed on the NYSE, which represent only the right to receive certain distributions from OCG and such other rights as are specified in the relevant preferred unit designations, and (iii) Oaktree Capital Group Holdings, L.P. (“OCGH”) as the sole holder of OCG’s Class B common units, which units do not represent an economic interest in OCG. OCGH is owned by Oaktree’s senior executives, current and former employees, and certain other investors (collectively, the “OCGH unitholders”). Subject to the operating agreement of OCG, to the extent the approval of any matter requires the vote of OCG’s unitholders, the Class A units are entitled to one vote per unit and the Class B units are entitled to ten votes per unit, voting together as a single class.
The Oaktree business is conducted through a group of six operating entities collectively referred to as the “Oaktree Operating Group.” The interests in the Oaktree Operating Group are referred to as the “Oaktree Operating Group units.” An Oaktree Operating Group unit is not a separate legal interest but represents one limited partnership interest in each of the Oaktree Operating Group entities. OCGH has a direct economic interest in all six of the Oaktree Operating Group members.
On November 30, 2022, OCG completed an internal reorganization to facilitate the separation of Brookfield’s capital business and asset management business (the “2022 Restructuring”). As a result of the 2022 Restructuring, OCG’s operations are now conducted through an indirect economic interest in only one of the Oaktree Operating Group entities, Oaktree Capital I, L.P. (“Oaktree Capital I”), which relates to Brookfield’s capital business.
The accompanying combined and consolidated financial statements include the five remaining operating entities that represent operations related to Brookfield’s capital business. These entities, which are under common control by OCGH, include Oaktree Capital II, L.P. (“Oaktree Capital II”), Oaktree Capital Management, L.P. (“OCM”), Oaktree AIF Investments, L.P. (“Oaktree AIF”), Oaktree Capital Management (Cayman) L.P. (“OCM Cayman”) and Oaktree Investment Holdings, L.P. (“Oaktree Investment Holdings) and their consolidated subsidiaries (herein collectively referred to as “Oaktree Asset Management Operating Group,” “Oaktree”, or the “Company”).
Basis of Presentation
The accompanying combined and consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The combined and consolidated financial statements include the accounts of the Company, its wholly-owned or majority-owned subsidiaries and entities in which the Company is deemed to have a direct or indirect controlling financial interest based on either a variable interest model or voting interest model. Certain of the Oaktree funds consolidated by the Company are investment companies that follow a specialized basis of accounting established by GAAP. All intercompany transactions and balances have been eliminated in consolidation.
Use of Estimates
The preparation of the combined and consolidated financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the combined and consolidated financial statements, as well as the reported amounts of income and expenses during the period then ended. Actual results could differ from these estimates.
FORM 20-F F-63

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Accounting Policies of the Company
Consolidation
The Company consolidates entities in which it has a direct or indirect controlling financial interest based on either a variable interest model or voting interest model. A limited partnership or similar entity is a variable interest entity (“VIE”) if the unaffiliated limited partners do not have substantive kick-out or participating rights. Most of the Oaktree funds are VIEs because they have not granted unaffiliated limited partners substantive kick-out or participating rights. The Company consolidates those VIEs in which it is the primary beneficiary. An entity is deemed to be the primary beneficiary if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The consolidation guidance requires an analysis to determine (a) whether an entity in which the Company holds a variable interest is a VIE and (b) whether the Company’s involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (e.g., management and performance-based fees), would give it a controlling financial interest. A decision maker’s fee arrangement is not considered a variable interest if (a) it is compensation for services provided, commensurate with the level of effort required to provide those services, and part of a compensation arrangement that includes only terms, conditions or amounts that are customarily present in arrangements for similar services negotiated at arm’s length (“at-market”), and (b) the decision maker does not hold any other variable interests that absorb more than an insignificant amount of the potential VIE’s expected residual returns.
The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and reconsiders that conclusion at each reporting date. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly by the Company or indirectly through related parties. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that the Company is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by the Company, affiliates of the Company or third parties) or amendments to the governing documents of the respective Oaktree funds could affect an entity’s status as a VIE or the determination of the primary beneficiary. The Company does not consolidate most of the Oaktree funds because it is not the primary beneficiary of those funds due to the fact that its fee arrangements are considered at-market and thus not deemed to be variable interests, and it does not hold any other interests in those funds that are considered to be more than insignificant. Please see note 4 for more information regarding both consolidated and unconsolidated VIEs. For entities that are not VIEs, consolidation is evaluated through a majority voting interest model.
“Consolidated funds” refers to Oaktree-managed funds and CLOs that the Company is required to consolidate. When funds or CLOs are consolidated, the Company reflects the assets, liabilities, revenues, expenses and cash flows of the funds or CLOs on a gross basis, and the majority of the economic interests in those funds or CLOs, which are held by third-party investors, are reflected as non-controlling interests in consolidated funds or debt obligations of CLOs in the combined and consolidated financial statements. All of the revenues earned by the Company as investment manager of the consolidated funds are eliminated in consolidation. However, because the eliminated amounts are earned from and funded by third-party investors, the consolidation of a fund does not impact net income or loss attributable to the Company.
Certain entities in which the Company has the ability to exert significant influence, including unconsolidated Oaktree funds for which the Company acts as general partner, are accounted for under the equity method of accounting.
Non-controlling Redeemable Interests in Consolidated Funds
The Company records non-controlling interests to reflect the economic interests of the unaffiliated limited partners. These interests are presented as non-controlling redeemable interests in consolidated funds within the combined and consolidated statements of financial condition, outside of the permanent capital section. Limited partners in open-end and evergreen funds generally have the right to withdraw their capital, subject to the terms of the respective limited partnership agreements, over periods ranging from one month to three years. While limited partners in consolidated closed-end funds generally have not been granted redemption rights, these limited partners do have withdrawal or redemption rights in certain limited circumstances that are beyond the control of the Company, such as instances in which retaining the limited partnership interest could cause the limited partner to violate a law, regulation or rule.
The allocation of net income or loss to non-controlling redeemable interests in consolidated funds is based on the relative ownership interests of the unaffiliated limited partners after the consideration of contractual arrangements that govern allocations of income or loss. At the consolidated level, potential incentives are allocated to non-controlling redeemable
F-64 BROOKFIELD ASSET MANAGEMENT

interests in consolidated funds until such incentives become allocable to the Company under the substantive contractual terms of the limited partnership agreements of the funds.
Non-controlling Interests in Consolidated Funds
Non-controlling interests in consolidated funds represent the equity interests held by third-party investors in CLOs that had not yet priced as of the respective period end. All non-controlling interests in those CLOs are attributed a share of income or loss arising from the respective CLO based on the relative ownership interests of third-party investors after consideration of contractual arrangements that govern allocations of income or loss. Investors in those CLOs are generally unable to redeem their interests until the respective CLO liquidates, is called or otherwise terminates.
Non-controlling Interests in Consolidated Subsidiaries
Non-controlling interests in consolidated subsidiaries reflect the portion of unitholders’ capital attributable to OCGH unitholders (“OCGH non-controlling interest”) and third parties. All non-controlling interests in consolidated subsidiaries are attributed a share of income or loss in the respective consolidated subsidiary based on the relative economic interests of the OCGH unitholders or third parties after consideration of contractual arrangements that govern allocations of income or loss. Please see note 13 for more information.
Fair Value of Financial Instruments
GAAP establishes a hierarchical disclosure framework that prioritizes the inputs used in measuring financial instruments at fair value into three levels based on their market observability. Market price observability is affected by a number of factors, such as the type of instrument and the characteristics specific to the instrument. Financial instruments with readily available quoted prices from an active market or for which fair value can be measured based on actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment inherent in measuring fair value.
Financial assets and liabilities measured and reported at fair value are classified as follows:
Level I – Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement. The types of investments in Level I include exchange-traded equities, debt and derivatives with quoted prices.
Level II – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are directly or indirectly observable. Level II inputs include interest rates, yield curves, volatilities, prepayment risks, loss severities, credit risks and default rates. The types of investments in Level II generally include corporate bonds and loans, government and agency securities, less liquid and restricted equity investments, over-the-counter traded derivatives, debt obligations of consolidated CLOs, and other investments where the fair value is based on observable inputs.
Level III – Valuations for which one or more significant inputs are unobservable. These inputs reflect the Company’s assessment of the assumptions that market participants use to value the investment based on the best available information. Level III inputs include prices of quoted securities in markets for which there are few transactions, less public information exists or prices vary among brokered market makers. The types of investments in Level III include non-publicly traded equity, debt, real estate and derivatives.
In some instances, the inputs used to value an instrument may fall into multiple levels of the fair-value hierarchy. In such instances, the instrument’s level within the fair-value hierarchy is based on the lowest of the three levels (with Level III being the lowest) that is significant to the fair-value measurement. The Company’s assessment of the significance of an input requires judgment and considers factors specific to the instrument. Transfers of assets into or out of each fair value hierarchy level as a result of changes in the observability of the inputs used in measuring fair value are accounted for as of the beginning of the reporting period. Transfers resulting from a specific event, such as a reorganization or restructuring, are accounted for as of the date of the event that caused the transfer.
In the absence of observable market prices, the Company values Level III investments inclusive of the Company’s investments in unconsolidated Oaktree funds using valuation methodologies applied on a consistent basis. The quarterly valuation process for Level III investments begins with each portfolio company, property or security being valued by the investment and/or valuation teams. With the exception of open-end funds, all unquoted Level III investment values are reviewed and approved by (i) the Company’s valuation officer, who is independent of the investment teams, (ii) a designated investment professional of each strategy and (iii) for a substantial majority of unquoted Level III holdings as measured by market value, a valuation committee of the respective strategy. For open-end funds, unquoted Level III investment values are reviewed and approved by the Company’s valuation officer. For certain investments, the valuation process also includes a review by independent valuation parties, at least annually, to determine whether the fair values determined by management are reasonable. Results of the valuation process are evaluated each quarter, including an
FORM 20-F F-65

assessment of whether the underlying calculations should be adjusted or recalibrated. In connection with this process, the Company periodically evaluates changes in fair-value measurements for reasonableness, considering items such as industry trends, general economic and market conditions, and factors specific to the investment.
Certain assets are valued using prices obtained from pricing vendors or brokers. The Company seeks to obtain prices from at least two pricing vendors for the subject or similar securities. In cases where vendor pricing is not reflective of fair value, a secondary vendor is unavailable, or no vendor pricing is available, a comparison value made up of quotes for the subject or similar securities received from broker dealers may be used. These investments may be classified as Level III because the quoted prices may be indicative in nature for securities that are in an inactive market, may be for similar securities, or may require adjustment for investment-specific factors or restrictions. The Company evaluates the prices obtained from brokers or pricing vendors based on available market information, including trading activity of the subject or similar securities, or by performing a comparable security analysis to ensure that fair values are reasonably estimated. The Company also performs back-testing of valuation information obtained from pricing vendors and brokers against actual prices received in transactions. In addition to ongoing monitoring and back-testing, the Company performs due diligence procedures surrounding pricing vendors to understand their methodology and controls to support their use in the valuation process.
Fair Value Option
The Company has elected the fair value option for the financial assets and financial liabilities of its consolidated CLOs. The assets and liabilities of CLOs are primarily reflected within the investments, at fair value and within the debt obligations of CLOs line items in the combined and consolidated statements of financial condition. The Company’s accounting for CLO assets is similar to its accounting for its funds with respect to both carrying investments held by CLOs at fair value and the valuation methods used to determine the fair value of those investments. The fair value of CLO liabilities are measured as the fair value of CLO assets less the sum of (a) the fair value of any beneficial interests held by the Company and (b) the carrying value of any beneficial interests that represent compensation for services. Realized gains or losses and changes in the fair value of CLO assets, respectively, are included in net realized gain on consolidated funds’ investments and net change in unrealized appreciation (depreciation) on consolidated funds’ investments in the condensed consolidated statements of operations. Interest income of CLOs is included in interest and dividend income, and interest expense and other expenses, respectively, are included in interest expense and consolidated fund expenses in the condensed consolidated statements of operations. Changes in the fair value of a CLO’s financial liabilities in accordance with the CLO measurement guidance are included in net change in unrealized appreciation (depreciation) on consolidated funds’ investments in the condensed consolidated statements of operations. Please see notes 6 and 8 for more information.
Foreign Currency
The assets and liabilities of the Company’s foreign subsidiaries with non-U.S. dollar functional currencies are translated at exchange rates prevailing at the end of each reporting period. The results of foreign operations are translated at the weighted average exchange rate for each reporting period. Translation adjustments are included in other comprehensive income (loss) within the combined and consolidated statements of financial condition until realized. Gains and losses resulting from foreign-currency transactions are included in general and administrative expense.
Derivatives and Hedging
A derivative is a financial instrument whose value is derived from an underlying financial instrument or index, such as interest rates, equity securities, currencies, commodities or credit spreads. Derivatives include futures, forwards, swaps or option contracts, and other financial instruments with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest-rate swaps, foreign-currency forwards or cross-currency swaps).
The Company enters into derivatives as part of its overall risk management strategy or to facilitate its investment management activities. The Company manages its exposure to interest rate and foreign exchange market risks, when deemed appropriate, through the use of derivatives, including foreign currency forward and option contracts, interest-rate and cross currency swaps with financial counterparties. Risks associated with fluctuations in interest rates and foreign-currency exchange rates in the normal course of business are addressed as part of the Company’s overall risk management strategy that may result in the use of derivatives to economically hedge or reduce these exposures. From time to time, the Company may enter into (a) foreign-currency option and forward contracts to reduce earnings and cash-flow volatility associated with changes in foreign-currency exchange rates, and (b) interest-rate swaps to manage all or a portion of the interest-rate risk associated with its variable-rate borrowings. As a result of the use of these or other derivative contracts, the Company is exposed to the risk that counterparties will fail to fulfill their contractual obligations. The Company attempts to mitigate this counterparty risk by entering into derivative contracts only with
F-66 BROOKFIELD ASSET MANAGEMENT

major financial institutions that have investment-grade credit ratings. Counterparty credit risk is evaluated in determining the fair value of derivatives.
The Company recognizes all derivatives as assets or liabilities in its combined and consolidated statements of financial condition at fair value. In connection with its derivative activities, the Company generally enters into agreements subject to enforceable master netting arrangements that allow the Company to offset derivative assets and liabilities in the same currency by specific derivative type or, in the event of default by the counterparty, to offset derivative assets and liabilities with the same counterparty. While these derivatives are eligible to be offset in accordance with applicable accounting guidance, the Company has elected to present derivative assets and liabilities based on gross fair value in its combined and consolidated statements of financial condition.
When the Company enters into a derivative contract, it may or may not elect to designate the derivative as a hedging instrument and apply hedge accounting as part of its overall risk management strategy. In other situations, when a derivative does not qualify for hedge accounting or when the derivative and the hedged item are both recorded in current-period earnings and thus deemed to be economic hedges, hedge accounting is not applied. Freestanding derivatives are financial instruments that we enter into as part of our overall risk management strategy but do not utilize hedge accounting. These financial instruments may include foreign-currency exchange contracts, interest-rate swaps and other derivative contracts.
Leases
The Company determines whether an arrangement contains a lease at inception. A lease is a contract that provides the right to control an identified asset for a period of time in exchange for consideration. For identified leases, the Company determines whether it should be classified as an operating or finance lease. Operating leases are recorded in the combined and consolidated statements of financial condition as separate line items: right-of-use assets and operating lease liabilities. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and operating lease liabilities are recognized at the commencement date of the lease and measured based on the present value of lease payments over the lease term. The right-of-use asset amount also includes deferred rent liabilities and lease incentives. The Company’s lease arrangements generally do not provide an implicit rate. As a result, in such situations the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company may also include options to extend or terminate the lease when it is reasonably certain that it will exercise that option in the measurement of its right-of-use assets and liabilities. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. Please see note 11 for more information.
Cash and Cash-equivalents
Cash and cash-equivalents include demand deposit accounts, money market funds and other short-term investments with maturities of three months or less at the date of acquisition.
At December 31, 2022 and 2021, the Company had cash balances with financial institutions in excess of Federal Deposit Insurance Corporation insured limits. The Company monitors the credit standing of these financial institutions.
U.S. Treasury and Other Securities
U.S. Treasury and other securities include holdings of U.S. Treasury bills, notes and bonds, time deposit securities, commercial paper and investment grade debt securities, including sovereign debt, domestic and international corporate fixed and floating rate debt, structured credit and debt issued or guaranteed by U.S. government-sponsored entities with maturities greater than three months from the date of acquisition. These securities are classified as trading and are recorded at fair value with changes in fair value included in investment income.
Corporate Investments
Corporate investments consist of investments in funds, including carried interest, companies in which the Company does not have a controlling financial interest and non-investment grade debt securities. Investments for which the Company is deemed to exert significant influence are accounted for under the equity method of accounting and reflect Oaktree’s ownership interest in each fund or company. In the case of investments for which the Company is not deemed to exert significant influence or control, the fair value option of accounting has been elected. Investment income represents the Company’s pro-rata share of income or loss from these funds or companies, or the change in fair value of the investment, as applicable. When we make an investment that qualifies for the equity method of accounting, there may be a difference in the purchase price of the investment and the proportional interest in the underlying equity in the net assets of the investee — often referred to as a basis difference. The basis difference is amortized against the Company’s equity
FORM 20-F F-67

earnings included in investment income. Oaktree’s general partnership interests are generally illiquid. While investments in funds reflect each respective fund’s holdings at fair value, equity-method investments in 17Capital Newco Limited, DoubleLine Capital LP and its affiliates (collectively, “DoubleLine”) and other companies are not adjusted to reflect the fair value of the underlying company. The fair value of the underlying investments in Oaktree funds is based on the Company’s assessment, which takes into account expected cash flows, earnings multiples and/or comparisons to similar market transactions, among other factors. Valuation adjustments reflecting consideration of credit quality, concentration risk, sales restrictions and other liquidity factors are integral to valuing these instruments.
Non-investment grade debt securities include domestic and international corporate fixed and floating rating debt and structured credit investments. These securities are classified as trading and are recorded at fair value with changes in fair value included in investment income.
Revenue Recognition
The Company earns management fees, carried interest, and incentive fees from the investment advisory services it provides to its customers. Revenue is recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. The Company typically enters into contracts with investment funds to provide investment management and administrative services. These services are generally capable of being distinct and each is accounted for as separate performance obligations comprised of distinct service periods because the services are performed over time. The Company determined that for accounting purposes, based on certain facts and circumstances specific to each investment fund structure, that either the investment fund or individual investors may be considered the customer with respect to commingled funds, while the individual investors are the customers with respect to separate account and fund-of-one vehicles. In cases where the individual investors are determined to be the customer, placement fees may be capitalized as a cost to acquire a customer contract. Capitalized placement fees are amortized over the life of the customer contract. The Company receives management fees, carried interest, and incentive fees with respect to its investment management services, and it is reimbursed by the funds for expenses incurred or paid on behalf of the funds with respect to its investment advisory services and its administrative services. The Company evaluates whether it is the principal (i.e., report as management fees on a gross basis) or agent (i.e., report as management fees on a net basis) with respect to each performance obligation and associated reimbursement arrangements. The Company has elected to apply the variable consideration exemption for its fee arrangements with its customers. Please see note 3 for more information on revenues.
Management Fees
Management fees are recognized over the period in which the investment management services are performed because customers simultaneously consume and receive benefits that are satisfied over time. The contractual terms of management fees generally vary by fund structure. For closed-end funds, the management fee rate is generally applied against committed capital, contributed capital, or cost basis during the fund’s investment period and the lesser of aggregate contributed capital or cost basis of assets in the liquidation period. For closed-end funds that pay management fees based on committed capital, Oaktree may elect to delay the start of the fund’s investment period and thus its full management fees, in which case it earns management fees based on contributed capital, until the Company elects to start the fund’s investment period. The Company’s right to receive management fees typically ends after 10 or 11 years from either the initial closing date or the start of the investment period, even if assets remain in the fund. In the case of CLOs, the management fee is based on the aggregate par value of collateral assets and principal cash, as defined in the applicable CLO indentures, and a portion of the management fees is dependent on the sufficiency of the particular vehicle’s cash flow. For open-end and evergreen funds, the management fee is generally based on the NAV of the fund. For the BDCs, the management fee is based on gross assets (including assets acquired with leverage), net of cash or net assets. In the case of certain open-end fund accounts, the Company has the potential to earn performance-based fees, typically in reference to a relevant benchmark index or hurdle rate, which are classified as management fees. The Company also earns quarterly incentive fees on the investment income from certain evergreen funds, such as the BDCs and other fund accounts, which are generally recurring in nature and reflected as management fees.
The ultimate amount of management fees that will be earned over the life of the contract is subject to a large number and broad range of possible outcomes due to market volatility and other factors outside of Oaktree’s control. As a result, the amount of revenue earned in any given period is generally determined at the end of each reporting period and relates to services performed during that period. Included in this amount is a gross-up for reimbursable costs incurred on behalf of the Oaktree funds in which the Company has determined it is the principal within the principal and agent relationship of the related fund. Such reimbursable costs are presented in compensation and benefits and general and administrative expenses.
F-68 BROOKFIELD ASSET MANAGEMENT

Incentive fees
Incentive fees earned on the performance of certain fund structures are recognized based on the fund’s performance during the period, subject to the achievement of minimum return levels with the respective returns set out in each fund’s investment management agreement. Incentives are typically subject to reversal until the end of a defined performance period, as these fees are affected by changes in the fair value of the assets under management or advisement over such performance period.
The Company recognizes incentive fees only when these amounts are realized and no longer subject to significant risk of reversal, which is typically at the end of a defined performance period and/or upon expiration of the associated clawback period (i.e., crystallization).
Carried interest allocation
Carried interest is earned from those arrangements where the Company has a general partner capital interest and is entitled to a disproportionate allocation of investment income (referred to hereafter as “carried interest”). Each of these general partners is generally entitled to a carried interest that allocates to it 20% of the net profits realized by the limited partners from the fund’s investment subject to the return of contributed capital and a preferred return of typically 8% per annum to the limited partners. The Company accounts for its general partner interests in capital allocation-based arrangements as financial instruments and records equity method income based on the proportionate share of the income of the investment fund, including carried interest, assuming the investment fund was liquidated as of each reporting date pursuant to each investment fund’s governing agreements. Accordingly, carried interest allocations are not deemed to be within the scope of ASC 606.
Carried interest is allocated to the general partner based on cumulative fund performance to date, and where applicable, subject to a preferred return to the funds’ limited partners. At the end of each reporting period, the Company calculates the carried interest that would be due to the Company for each investment fund, pursuant to the fund agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as carried interest to reflect either (a) positive performance resulting in an increase in unrealized carried interest or (b) negative performance that would cause the amount due to the Company to be less than the amount previously recognized, resulting in a negative adjustment to unrealized carried interest. The Company ceases to record negative unrealized carried interest once previously recognized unrealized carried interest for an investment fund have been fully reversed. Unrealized carried interest reverses when carried interest is realized.
Total Compensation and Benefits
Compensation and Benefits
Compensation and benefits expense reflects all compensation-related items not directly related to incentive fees and carried interest allocation, investment income or equity-based compensation, and includes salaries, bonuses, compensation based on management fees or a definition of profits, employee benefits, payroll taxes, phantom equity awards, and long-term incentive plan. Bonuses are generally accrued over the related service period. Phantom equity awards represent liability-classified awards subject to vesting and remeasurement at the end of each reporting period. The remeasurement is based on changes in the value of Converted OCGH Units or other OCGH units, as applicable.
Equity-based Compensation
Equity-based compensation expense reflects the non-cash charge associated with grants of Converted OCGH units, OCGH units, OCGH equity value units (“EVUs”), OEP units, deferred equity units and other performance-based units.
Equity-based awards that do not require future service (i.e., awards vested at grant) are expensed immediately. Equity-based awards that require future service are expensed on a straight-line basis over the requisite service period. Cash-settled equity-based awards are classified as liabilities and are remeasured at the end of each reporting period.
With respect to forfeitures, the Company made an accounting policy election to account for forfeitures when they occur. Accordingly, no forfeitures have been assumed in the calculation of compensation expense.
Performance Related Compensation
Performance related compensation expense primarily reflects compensation directly related to carried interest and incentive fees, which generally consists of percentage interests (sometimes referred to as “points”) that the Company grants to its investment professionals associated with the particular fund that generates the incentive fees and carried interest allocation, and secondarily, compensation directly related to investment income. The Company has an obligation to pay a fixed percentage of the carried interest earned from a particular fund to specified investment professionals responsible for the management of the fund. Performance related compensation is recognized in the same period that the
FORM 20-F F-69

related carried interests are recognized. Performance related compensation can be reversed during periods when there is a reversal of carried interest that was previously recognized.
Performance related compensation payable represents the amounts payable to professionals who are entitled to a proportionate share of carried interest in one or more funds. The liability is calculated based upon the change to realize and unrealized carried interest but not payable until the carried interest itself is realized.
Fixed Assets
Fixed assets consist of furniture and equipment, capitalized software, office leasehold improvements and a company-owned aircraft and are amortized over their estimated useful lives.
Depreciation and Amortization
Depreciation and amortization expense includes costs associated with the purchase of furniture and equipment, capitalized software and office leasehold improvements. Furniture and equipment and capitalized software are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years beginning in the first full month after the asset is placed in service. Leasehold improvements are amortized using the straight-line method over the shorter of the respective estimated useful life or the lease term.
Goodwill and Intangibles
Goodwill represents the excess of cost over the fair value of identifiable net assets of acquired businesses. Goodwill has an indefinite useful life and is not amortized, but instead is tested for impairment annually in the fourth quarter of each fiscal year, or more frequently when events or circumstances indicate that impairment may have occurred.
The Company’s acquired identifiable intangible assets primarily relate to contractual rights to earn future management fees and incentive fee. Finite-lived intangible assets are amortized over their estimated useful lives, which range from seven to 25 years, and are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable.
Other Income (Expense), Net
Other income (expense), net represents non-operating income or expense items.
Income Taxes
The five limited partnerships of the Company are treated as partnerships for tax purposes, with the tax effects of its activities flowing through to the income tax returns of its unitholders. Consequently, no provision for income taxes is made except for non-U.S. and state and local income taxes incurred directly by the Company. The Company recorded tax expense of $26.1 million and $15.7 million for the years ended December 31, 2022 and 2021, respectively.
Oaktree analyzes its tax filing positions for all open tax years in all of the non-U.S. and state and local tax jurisdictions where it is required to file income tax returns. If the Company determines that uncertainties in tax positions exist, a reserve is established. Oaktree recognizes accrued interest and penalties related to uncertain tax positions within income tax expense in the consolidated and combined statements of operations. As of December 31, 2022, there is an income tax reserve balance of $11.6 million.
When assessing the realizability of deferred tax assets, the Company considers whether it is probable that some or all of the deferred tax assets will not be realized. In determining whether the deferred tax assets are realizable, the Company considers the period of expiration of the tax asset, historical and projected taxable income, and tax liabilities for the tax jurisdiction in which the tax asset is located. The deferred tax asset recognized by the Company, as it relates to the higher tax basis in the carrying value of certain assets compared to the book basis of those assets, will be recognized in future years by these taxable entities. Deferred tax assets are based on the amount of the tax benefit that the Company’s management has determined is more likely than not to be realized in future periods. In determining the realizability of this tax benefit, management considered numerous factors that will give rise to pre-tax income in future periods. Among these are the historical and expected future book and tax basis pre-tax income of the Company and unrealized gains in the Company’s assets at the determination date. Based on these and other factors, the Company determined that, as of December 31, 2022, all deferred tax assets were more likely than not to be realized in future periods.
The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and non-U.S. tax regulators. With limited exceptions, the Company is no longer subject to income tax audits by taxing authorities for the years before 2019. Although the outcome of tax audits is always uncertain, the Company does not believe the outcome of any current audit will have a material adverse effect on the Company’s consolidated and combined financial statements.
F-70 BROOKFIELD ASSET MANAGEMENT

Tax authorities currently are examining certain income tax returns of Oaktree, with a portion of these examinations at an advanced stage. Over the next four quarters through December 31, 2023, the Company believes that it is possible that one outcome of these current examinations may be the settlement of up to approximately $9.3 million of previously accrued income taxes. The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to its tax examinations and that any settlements related thereto will not have a material adverse effect on the Company’s financial position or results of operations; however, there can be no assurances as to the ultimate outcomes.
Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties. The Company reviews its tax positions quarterly and adjusts its tax balances as new information becomes available.
The Oaktree funds are generally not subject to U.S. federal and state income taxes and, consequently, no income tax provision has been made in the accompanying combined and consolidated financial statements because individual partners are responsible for their proportionate share of the taxable income.
Comprehensive Income (Loss)
Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting unitholders’ capital that are excluded from net income (loss). Other gains and losses result from foreign-currency translation adjustments, net of tax.
Accounting Policies of Consolidated Funds
Investment Transactions and Income Recognition
The consolidated funds record investment transactions at cost on trade date for publicly-traded securities or when they have an enforceable right to acquire the security, which is generally on the closing date if not publicly traded. Realized gains and losses on investments are recorded on a specific-identification basis. The consolidated funds record dividend income on the ex-dividend date and interest income on an accrual basis, unless the related investment is in default or if collection of the income is otherwise considered doubtful. The consolidated funds may hold investments that provide for interest payable in-kind rather than in cash, in which case the related income is recorded at its estimated net realizable amount.
Income Taxes
The consolidated funds may invest in operating entities that are treated as partnerships for U.S. federal income tax purposes which may give rise to unrelated business taxable income or income effectively connected with a U.S. trade or business.  In such situations, the consolidated funds permit certain investors to elect to participate in these investments through a “blocker structure” using entities that are treated as corporations for U.S. federal income tax purposes and are generally subject to U.S. federal, state and local taxes.  The consolidated funds withhold blocker expenses and tax payments from electing limited partners, which are treated as deemed distributions to such limited partners pursuant to the terms of the respective limited partnership agreement.
Foreign Currency
Investments denominated in non-U.S. currencies are recorded in the combined and consolidated financial statements after translation into U.S. dollars utilizing rates of exchange on the last business day of the period. Interest and dividend income is recorded net of foreign withholding taxes and calculated using the exchange rate in effect when the income is recognized. The effect of changes in exchange rates on assets and liabilities, income, and realized gains or losses is included as part of net realized gain (loss) on consolidated funds’ investments and net change in unrealized appreciation (depreciation) on consolidated funds’ investments in the consolidated statements of operations.
Cash and Cash-equivalents
Cash and cash-equivalents held at the consolidated funds represent cash that, although not legally restricted, is not available to support the general liquidity needs of the Company as the use of such amounts is generally limited to the investment activities of the consolidated funds. Cash-equivalents, a Level I valuation, include highly liquid investments such as money market funds, whose carrying value approximates fair value due to its short-term nature.
Receivable for Investments Sold
Receivables for investments sold by the consolidated funds are recorded at net realizable value. Changes in net realizable value are reflected within net change in unrealized appreciation (depreciation) on consolidated funds’ investments and realizations are reflected within net realized gain on consolidated funds’ investments in the consolidated statements of operations.
FORM 20-F F-71

Investments, at Fair Value
The consolidated funds include investment limited partnerships and CLOs that reflect their investments, including majority-owned and controlled investments, at fair value. The Company has retained the specialized investment company accounting guidance for investment limited partnerships with respect to consolidated investments and has elected the fair value option for the financial assets of CLOs. Thus, the consolidated investments are reflected in the combined and consolidated statements of financial condition at fair value, with unrealized gains and losses resulting from changes in fair value reflected as a component of net change in unrealized appreciation (depreciation) on consolidated funds’ investments in the consolidated statements of operations. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price).
Non-publicly traded debt and equity securities and other securities or instruments for which reliable market quotations are not available are valued by management using valuation methodologies applied on a consistent basis. These securities may initially be valued at the acquisition price as the best indicator of fair value. The Company reviews the significant unobservable inputs, valuations of comparable investments and other similar transactions for investments valued at acquisition price to determine whether another valuation methodology should be utilized. Subsequent valuations will depend on the facts and circumstances known as of the valuation date and the application of valuation methodologies as further described below under “—Non-publicly Traded Equity and Real Estate Investments.” The fair value may also be based on a pending transaction expected to close after the valuation date.
Exchange-traded Investments
Securities listed on one or more national securities exchanges are valued at their last reported sales price on the date of valuation. If no sale occurred on the valuation date, the security is valued at the mean of the last “bid” and “ask” prices on the valuation date. Securities that are not readily marketable due to legal restrictions that may limit or restrict transferability are generally valued at a discount from quoted market prices. The discount would reflect the amount market participants would require due to the risk relating to the inability to access a public market for the security for the specified period and would vary depending on the nature and duration of the restriction and the perceived risk and volatility of the underlying securities. Securities with longer duration restrictions or higher volatility are generally valued at a higher discount. Such discounts are generally estimated based on put option models or an analysis of market studies. Instances where the Company has applied discounts to quoted prices of restricted listed securities have been infrequent. The impact of such discounts is not material to the Company’s combined and consolidated statements of financial condition and results of operations for all periods presented.
Credit-oriented Investments (including Real Estate Loan Portfolios)
Investments in corporate and government debt which are not listed or admitted to trading on any securities exchange are valued at the mean of the last bid and ask prices on the valuation date based on quotations supplied by recognized quotation services or by reputable broker-dealers.
The market-yield approach is considered in the valuation of non-publicly traded debt securities, utilizing expected future cash flows and discounted using estimated current market rates. Discounted cash-flow calculations may be adjusted to reflect current market conditions and/or the perceived credit risk of the borrower. Consideration is also given to a borrower’s ability to meet principal and interest obligations; this may include an evaluation of collateral and/or the underlying value of the borrower utilizing techniques described below under “—Non-publicly Traded Equity and Real Estate Investments.”
Non-publicly Traded Equity and Real Estate Investments
The fair value of equity and real estate investments is determined using a cost, market or income approach. The cost approach is based on the current cost of reproducing a real estate investment less deterioration and functional and economic obsolescence. The market approach utilizes valuations of comparable public companies and transactions, and generally seeks to establish the enterprise value of the portfolio company or investment property using a market-multiple methodology. This approach takes into account the financial measure (such as EBITDA, adjusted EBITDA, free cash flow, net operating income, net income, book value or net asset value) believed to be most relevant for the given company or investment property. Consideration also may be given to factors such as acquisition price of the security or investment property, historical and projected operational and financial results for the portfolio company, the strengths and weaknesses of the portfolio company or investment property relative to its comparable companies or properties, industry trends, general economic and market conditions, and others deemed relevant. The income approach is typically a discounted cash-flow method that incorporates expected timing and level of cash flows. It incorporates assumptions in determining growth rates, income and expense projections, discount and capitalization rates, capital structure, terminal
F-72 BROOKFIELD ASSET MANAGEMENT

values, and other factors. The applicability and weight assigned to market and income approaches are determined based on the availability of reliable projections and comparable companies and transactions.
The valuation of securities may be impacted by expectations of investors’ receptiveness to a public offering of the securities, the size of the holding of the securities and any associated control, information with respect to transactions or offers for the securities (including the transaction pursuant to which the investment was made and the elapsed time from the date of the investment to the valuation date), and applicable restrictions on the transferability of the securities.
These valuation methodologies involve a significant degree of management judgment. Accordingly, valuations by the Company do not necessarily represent the amounts that eventually may be realized from sales or other dispositions of investments. Fair values may differ from the values that would have been used had a ready market for the investment existed, and the differences could be material to the consolidated financial statements.
Securities Sold Short
Securities sold short represent obligations of the consolidated funds to make a future delivery of a specific security and, correspondingly, create an obligation to purchase the security at prevailing market prices (or deliver the security, if owned by the consolidated funds) as of the delivery date. As a result, these short sales create the risk that the funds’ obligations to satisfy the delivery requirement may exceed the amount recorded in the accompanying combined and consolidated statements of financial condition.
Securities sold short are recorded at fair value, with the resulting change in value reflected as a component of net change in unrealized appreciation (depreciation) on consolidated funds’ investments in the consolidated statements of operations. When the securities are delivered, any gain or loss is included in net realized gain on consolidated funds’ investments. The funds maintain cash deposits with prime brokers in order to cover their obligations on short sales. These amounts are included in due from brokers in the combined and consolidated statements of financial condition.
Options
The purchase price of a call option or a put option is recorded as an investment, which is carried at fair value. If a purchased option expires, a loss in the amount of the cost of the option is realized. When there is a closing sale transaction, a gain or loss is realized if the proceeds are greater or less than, respectively, the cost of the option. When a call option is exercised, the cost of the security purchased upon exercise is increased by the premium originally paid.
When a consolidated fund writes an option, the premium received is recorded as a liability and is subsequently adjusted to the current fair value of the option written. If a written option expires, a gain is realized in the amount of the premium received. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain or loss. The writer of an option bears the market risk of an unfavorable change in the price of the security underlying the written option. Options written are included in accounts payable, accrued expenses and other liabilities in the combined and consolidated statements of financial condition.
Total-return Swaps
A total-return swap is an agreement to exchange cash flows based on an underlying asset. Pursuant to these agreements, a fund may deposit collateral with the counterparty and may pay a swap fee equal to a fixed percentage of the value of the underlying security (notional amount). A fund earns interest on cash collateral held on account with the counterparty and may be required to deposit additional collateral equal to the unrealized appreciation or depreciation on the underlying asset. Changes in the value of the swaps, which are recorded as unrealized gains or losses, are based on changes in the underlying value of the security. All amounts exchanged with the swap counterparty representing capital appreciation or depreciation, dividend income and expense, items of interest income on short proceeds, borrowing costs on short sales, and commissions are recorded as realized gains or losses. Dividend income and expense on the underlying assets are accrued as unrealized gains or losses on the ex-date.
Due From Brokers
Due from brokers represents cash owned by the consolidated funds and cash collateral on deposit with brokers and counterparties that are used as collateral for the consolidated funds’ securities and swaps.
Risks and Uncertainties
Certain consolidated funds invest primarily in the securities of entities that are undergoing, or are considered likely to undergo, reorganization, debt restructuring, liquidation or other extraordinary transactions. Investments in such entities are considered speculative and involve substantial risk of principal loss. Certain of the consolidated funds’ investments may also consist of securities that are thinly traded, securities and other assets for which no market exists, and securities which are restricted as to their transferability. Additionally, investments are subject to concentration and industry risks,
FORM 20-F F-73

reflecting numerous factors, including political, regulatory or economic issues that could cause the investments and their markets to be relatively illiquid and their prices relatively volatile. Investments denominated in non-U.S. currencies or involving non-U.S. domiciled entities are subject to risks and special considerations not typically associated with U.S. investments. Such risks may include, but are not limited to, investment and repatriation restrictions; currency exchange-rate fluctuations; adverse political, social and economic developments; less liquidity; smaller capital markets; and certain local tax law considerations.
Credit risk is the potential loss that may be incurred from the failure of a counterparty or an issuer to make payments according to the terms of a contract. Some consolidated funds are subject to additional credit risk due to strategies of investing in debt of financially distressed issuers or derivatives, as well as involvement in privately-negotiated structured notes and structured-credit transactions. Counterparties include custodian banks, major brokerage houses and their affiliates. The Company monitors the creditworthiness of the financial institutions with which it conducts business.
Bank debt has exposure to certain types of risk, including interest rate, market, and the potential non-payment of principal and interest as a result of default or bankruptcy of the issuer. Loans are generally subject to prepayment risk, which will affect the maturity of such loans. The consolidated funds may enter into bank debt participation agreements through contractual relationships with a third-party intermediary, causing the consolidated funds to assume the credit risk of both the borrower and the intermediary.
Certain consolidated funds may invest in real property and real estate-related investments, including commercial mortgage-backed securities (“CMBS”) and real estate loans, that entail substantial inherent risks. There can be no assurance that such investments will increase in value or that significant losses will not be incurred. CMBS are subject to a number of risks, including credit, interest rate, prepayment and market. These risks can be affected by a number of factors, including general economic conditions, particularly those in the area where the related mortgaged properties are located, the level of the borrowers’ equity in the mortgaged properties, and the relative timing and rate of delinquencies and prepayments of mortgage loans bearing a higher rate of interest. Real estate loans include residential or commercial loans that are non-performing at the time of their acquisition or that become non-performing following their acquisition. Non-performing real estate loans may require a substantial amount of workout negotiations or restructuring, which may entail, among other things, a substantial reduction in the interest rate and/or write-down of the principal balance. Moreover, foreclosure on collateral securing one or more real estate loans held by the consolidated funds may be necessary, which may be lengthy and expensive. Residential loans are typically subject to risks associated with the value of the underlying properties, which may be affected by a number of factors including general economic conditions, mortgage qualification standards, local market conditions such as employment levels, the supply of homes, and the safety, convenience and attractiveness of the properties and neighborhoods. Commercial loans are typically subject to risks associated with the ability of the borrower to repay, which may be impacted by general economic conditions, as well as borrower-specific factors including the quality of management, the ability to generate sufficient income to make scheduled principal and interest payments, or the ability to obtain alternative financing to repay the loan.
Certain consolidated funds hold over-the-counter derivatives that may allow counterparties to terminate derivative contracts prior to maturity under certain circumstances, thereby resulting in an accelerated payment of any net liability owed to the counterparty.
Recent Accounting Developments
In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments in this update clarify the guidance in Topic 820 when measuring the fair value of an equity security subject to contractual sale restrictions and introduce new disclosure requirements related to such equity securities. The amendments are effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.
In March 2020, the Financial Accounting Standards Board (“FASB”) issued guidance which provides temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates. The guidance is effective upon issuance and generally may be elected over time through December 31, 2024. The Company has not adopted any of the optional expedients or exceptions through December 31, 2022, but will continue to evaluate the possible adoption (including potential impact) of any such expedients or exceptions during the effective period as circumstances evolve.

F-74 BROOKFIELD ASSET MANAGEMENT

3. REVENUES
The Company provides investment management services to funds and separate accounts. The Company earns revenues from the management fees, incentive fees, and carried interest allocations generated by the funds that it manages. Revenues are affected by economic factors related to the asset class composition of the holdings and the contractual terms such as the basis for calculating the management fees and investors’ ability to redeem. Revenues by fund structure are set forth below.

	Year Ended December 31
	2022	2021	2020
Management Fees
Closed-end	$ 762,052	$ 684,221	$ 564,135
Open-end	139,440	141,148	119,498
Evergreen	164,744	142,260	121,686
Total	$ 1,066,236	$ 967,629	$ 805,319

Incentive fees and carried interest allocations
Incentive fees	$ 211	$ 18,971	$ 12,073
Carried interest allocations	220,586	430,531	(6,162)
Total	$ 220,797	$ 449,502	$ 5,911
Contract Balances
The Company received management fees monthly or quarterly in accordance with its contracts with customers. Incentive fees are received generally after all contributed capital and the preferred return on that capital have been distributed to the fund’s investors. Contract assets relate to the Company’s conditional right to receive payment for its performance completed under the contract. Receivables are recorded when the right to consideration becomes unconditional (i.e., only requires the passage of time). Contract liabilities (i.e., deferred revenues) relate to payments received in advance of performance under the contract. Contract liabilities are recognized as revenues when the Company provides investment management services. In cases where the limited partners are deemed to be the customers, placement fees are capitalized as a cost to obtain a contract and amortized over the life of the contract.
Capitalized placement fees associated with the acquisition of customer contracts of $20.4 million and $23.2 million, as of December 31, 2022 and 2021, respectively, are included in other assets. For the years ended December 31, 2022, 2021, and 2020, amortization of capitalized placement fees were $4.0 million, $3.4 million, and $0.7 million, respectively.
The table below sets forth contract balances for the periods indicated:

	As of December 31
	2022	2021
Receivables	$ 87,414	$ 90,006
Contract assets (1)	100,102	183,877
Contract liabilities (2)	(16,995)	(20,021)

(1)    The changes in the balances primarily relate to accruals, net of payments received.
(2) Revenue recognized for the year ended December 31, 2022 and 2021 from amounts included in the contract liability balance were $12.7 million and $23.2 million, respectively.

FORM 20-F F-75

4. VARIABLE INTEREST ENTITIES
The Company consolidates VIEs for which it is the primary beneficiary. VIEs include funds managed by Oaktree and CLOs for which Oaktree acts as collateral manager. The purpose of these VIEs is to provide investment opportunities for investors in exchange for management fees and, in certain cases, performance-based fees. While the investment strategies of the funds and CLOs differ by product, in general the fundamental risks of the funds and CLOs have similar characteristics, including loss of invested capital and reduction or absence of management and performance-based fees. As general partner or collateral manager, respectively, Oaktree generally considers itself the sponsor of the applicable fund or CLO. The Company does not provide performance guarantees and, other than capital commitments, has no financial obligation to provide funding to VIEs.
Consolidated VIEs
As of December 31, 2022, the Company consolidated 25 VIEs for which it was the primary beneficiary, including 8 funds managed by Oaktree and 17 CLOs for which Oaktree serves as collateral manager. As of December 31, 2021, the Company consolidated 24 VIEs.
As of December 31, 2022, the assets and liabilities of the 25 consolidated VIEs representing funds and CLOs amounted to $10.5 billion and $9.5 billion, respectively. As of December 31, 2021, the assets and liabilities of the 24 consolidated VIEs representing funds and CLOs amounted to $12.3 billion and $9.5 billion, respectively. The assets of these consolidated VIEs primarily consisted of investments in debt and equity securities, while their liabilities primarily represented debt obligations issued by CLOs. The assets of these VIEs may be used only to settle obligations of the same VIE. In addition, there is no recourse to the Company for the VIEs’ liabilities. In exchange for managing either the funds or CLOs collateral, the Company typically earns management fees and may earn performance fees, all of which are eliminated in consolidation. As of December 31, 2022 and 2021, the Company’s investments in consolidated VIEs had a carrying value of $545.7 million, and $839.3 million, respectively, which represented its maximum risk of loss as of that date. The Company’s investments in CLOs are generally subordinated to other interests in the CLOs and entitle the Company to receive a pro-rata portion of the residual cash flows, if any, from the CLOs. Please see note 10 for more information on CLO debt obligations.
Unconsolidated VIEs
The Company holds variable interests in certain VIEs in the form of direct equity interests that are not consolidated because it is not the primary beneficiary, inasmuch as its fee arrangements are considered at-market and it does not hold interests in those entities that are considered more than insignificant.
The carrying value of the Company’s investments in VIEs that were not consolidated are shown below.

	As of December 31
	2022	2021
Corporate investments	$ 506,569	$ 788,128
Due from affiliates	274,748	155,169
Due to affiliates	(15,052)	(7,613)
Maximum exposure to loss	$ 766,265	$ 935,684

F-76 BROOKFIELD ASSET MANAGEMENT

5. INVESTMENTS
Corporate Investments
Corporate investments consisted of the following:

	As of December 31
Corporate Investments	2022	2021
Equity-method investments:
Funds	$ 475,508	$ 344,866
Companies	216,918	47,547
Other investments, at fair value	43,276	84,420
Accrued carried interest allocations	899,019	775,395
Total corporate investments	$ 1,634,721	$ 1,252,228
The components of investment income are set forth below:

	Year Ended December 31
Investment Income (Loss)	2022	2021	2020
Equity-method investments:
Funds	$ 42,078	$ 67,875	$ 16,329
Companies	33,436	76,731	70,940
Other investments, at fair value	(14,933)	(1,944)	40,639
Total investment income	$ 60,581	$ 142,662	$ 127,908
Equity-method Investments
The Company’s equity-method investments include its investments in Oaktree funds for which it serves as general partner, and other third-party funds and companies that are not consolidated, but for which the Company is deemed to exert significant influence. The Company’s share of income or loss generated by these investments is recorded within investment income in the consolidated statements of operations. The Company’s equity-method investments in Oaktree funds principally reflect the Company’s general partner interests in those funds, which typically does not exceed 2.5% in each fund. The Oaktree funds are investment companies that follow a specialized basis of accounting established by GAAP.
Other Investments, at Fair Value
Other investments, at fair value primarily consist of: (a) investments in certain Oaktree and non-Oaktree funds, (b) non-investment grade debt securities, and (c) derivatives utilized to hedge the Company’s exposure to investment income earned from its funds.
The following table summarizes net gains (losses) attributable to the Company’s other investments:

	Year Ended December 31
	2022	2021	2020
Realized gain	$ 155	$ 9,392	$ 9,626
Net change in unrealized gain (loss)	(15,088)	(11,336)	31,013
Total gain (loss)	$ (14,933)	$ (1,944)	$ 40,639
FORM 20-F F-77

Investments of Consolidated Funds
Investments, at Fair Value
Investments held and securities sold short by the consolidated funds are summarized below:

	Fair Value as of December 31		Fair Value as a Percentage of Investments of Consolidated Funds as of December 31
Investments	2022	2021	2022	2021
United States:
Debt securities:
Communication services	$ 533,502	$ 585,196	5.4%	5.1%
Consumer discretionary	875,486	642,870	8.8	5.6
Consumer staples	259,001	186,868	2.6	1.6
Energy	195,374	242,136	2.0	2.1
Financials	347,566	253,872	3.5	2.2
Health care	564,905	429,842	5.7	3.7
Industrials	1,039,699	836,704	10.5	7.3
Information technology	746,559	669,100	7.5	5.8
Materials	522,514	371,540	5.3	3.2
Real estate	65,473	75,880	0.7	0.7
Utilities	359,195	321,519	3.6	2.8
Other	—	—	0.0	—
Total debt securities (cost: $5,833,475 and $4,634,213 as of December 31, 2022 and 2021, respectively)	5,509,274	4,615,527	55.5	40.1

Equity securities:
Communication services	175	—	0.0	0.0
Consumer discretionary	1,110	4,439	0.0	0.0
Consumer Staples	134	—	0.0	0.0
Energy	173	238	0.0	0.0
Financials	127	258	0.0	—
Health care	12,972	3,086	0.1	—
Industrials	276,320	397,844	2.8	3.5
Information technology	—	150,000	0.0	1.3
Materials	22	81	0.0	—
Real Estate	46,650	36,587	0.5	0.3
Total equity securities (cost: $308,774 and $580,195 as of December 31, 2022 and 2021, respectively)	337,683	592,533	3.4	5.1

Real estate:
Real estate	—	2,090,758	—	18.2
Total real estate securities (cost: $0 and $1,665,936 as of December 31, 2022 and 2021, respectively)	—	2,090,758	—	18.2
F-78 BROOKFIELD ASSET MANAGEMENT

	Fair Value as of December 31		Fair Value as a Percentage of Investments of Consolidated Funds as of December 31
Investments	2022	2021	2022	2021
Europe:
Debt securities:
Communication services	$ 633,097	$ 637,542	6.5%	5.5%
Consumer discretionary	794,620	905,646	8.0	7.9
Consumer staples	252,540	214,479	2.5	1.9
Energy	354	—	0.0	0.0
Financials	70,201	67,545	0.7	0.6
Health care	740,267	762,139	7.5	6.6
Industrials	602,124	645,901	6.1	5.6
Information technology	345,305	380,727	3.5	3.3
Materials	447,114	459,991	4.5	4.0
Real estate	42,685	20,640	0.4	0.2
Utilities	302	10	0.0	0.0
Other	195	—	0.0	—
Total debt securities (cost: $4,195,653 and $4,096,691 as of December 31, 2022 and 2021, respectively)	3,928,804	4,094,620	39.5	35.6

Equity securities:
Consumer discretionary	—	—	—	0.0
Financials	—	—	—	0.0
Health care	1,476	1,747	0.0	—
Industrials	—	—	—	—
Materials	—	—	0.0	—
Real estate	—	—	0.0%	—
Total equity securities (cost: $248 and $1,759 as of December 31, 2022 and 2021, respectively)	1,476	1,747	0.0	0.0

Asia and other:
Debt securities:
Communication services	837	1,113	—	—
Consumer discretionary	75,233	73,658	0.9	0.6
Consumer staples	9,082	13,378	0.1	0.1
Energy	17,055	18,857	0.2	0.2
Financials	2,439	—	—	—
Health care	1,127	—	0.0	0.0
Industrials	24,819	8,032	0.2	0.1
Information technology	19,219	13	0.2	0.0
Materials	1,699	673	—	—
Real estate	1,229	—	0.0	0.0
Utilities	2,587	2,857	0.1	0.0
Other	2,046	—	0.0	—
Total debt securities (cost: $166,036 and $117,822 as of December 31, 2022 and 2021, respectively)	157,372	118,581	1.6	1.0
FORM 20-F F-79

	Fair Value as of December 31		Fair Value as a Percentage of Investments of Consolidated Funds as of December 31
Investments	2022	2021	2022	2021
Asia and other:
Equity securities:
Energy	$ —	$ 280	—%	—%
Utilities	1	176	—	—
Total equity securities (cost: $0 and $2,856 as of December 31, 2022 and 2021, respectively)	1	456	—	—

Total debt securities	9,595,450	8,828,728	96.6	76.7
Total equity securities	339,160	594,736	3.4	5.1
Total real estate	—	2,090,758	0.0	18.2
Total investments, at fair value	$ 9,934,610	$11,514,222	100.0%	100.0%
As of December 31, 2022 and 2021, no single issuer or investment had a fair value that exceeded 5% of Oaktree’s total consolidated net assets.
Net Gains (Losses) From Investment Activities of Consolidated Funds
Net gains (losses) from investment activities in the consolidated statements of operations consist primarily of realized and unrealized gains and losses on the consolidated funds’ investments (including foreign exchange gains and losses attributable to foreign-denominated investments and related activities) and other financial instruments. Unrealized gains or losses result from changes in the fair value of these investments and other financial instruments. Upon disposition of an investment, unrealized gains or losses are reversed and an offsetting realized gain or loss is recognized in the current period.
The following table summarizes net gains (losses) from investment activities:

	Year Ended December 31
	2022		2021		2020
	Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation (Depreciation) on Investments	Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation (Depreciation) on Investments	Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation (Depreciation) on Investments
Investments and other financial instruments	$ (9,475)	$ 152,857	$ (8,402)	$ 339,219	$ 10,063	$ (20,113)
CLO liabilities (1)	(33,252)	(108,997)	(6,956)	(14,428)	(85,592)	(20,887)
Foreign-currency forward contracts (2)	1,719	(1,640)	1,057	1,363	(635)	282
Options and futures (2)	472	3	—	—	—	—
Commodity swaps (2)	1,788	(6)	—	—	—	—
Total	$ (38,748)	$ 42,217	$ (14,301)	$ 326,154	$ (76,164)	$ (40,718)

(1)    Represents the net change in the fair value of CLO liabilities based on the more observable fair value of CLO assets, as measured under the CLO measurement guidance. Please see note 2 for more information.
(2)    Please see note 7 for additional information.
F-80 BROOKFIELD ASSET MANAGEMENT

6. FAIR VALUE
Fair Value of Financial Assets and Liabilities
The short-term nature of cash and cash-equivalents, receivables and accounts payable causes each of their carrying values to approximate fair value. The fair value of short-term investments included in cash and cash-equivalents is a Level I valuation. The Company’s other financial assets and financial liabilities by fair-value hierarchy level are set forth below. Please see notes 10 and 15 for the fair value of the Company’s outstanding debt obligations and amounts due from/to affiliates, respectively.

	As of December 31, 2022				As of December 31, 2021
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total
Assets
U.S. Treasury and other securities (1)	$ 106,026	$ 212,978	$ —	$ 319,004	$ 2,107	$ 278,566	$ 938	$ 281,611
Corporate investments	—	42,237	1,039	43,276	6,682	77,738	—	84,420
Foreign-currency forward contracts included in other assets	—	3,861	—	3,861	—	10,158	—	10,158
Total assets	$ 106,026	$ 259,076	$ 1,039	$ 366,141	$ 8,789	$ 366,462	$ 938	$ 376,189

Liabilities
Foreign-currency forward contracts included in other liabilities	$ —	$ 15,350	$ —	$ 15,350	$ —	$ 3,209	$ —	$ 3,209
Total liabilities	$ —	$ 15,350	$ —	$ 15,350	$ —	$ 3,209	$ —	$ 3,209

(1)    For U.S. Treasury securities the carrying value approximates fair value due to their short-term nature and are classified as Level I investments within the fair value hierarchy detailed above.
The table below sets forth a summary of changes in the fair value of Level III financial instruments:

	Year Ended December 31
	2022	2021
	Corporate Investments	Corporate Investments
Corporate Investments:
Beginning balance	$ 938	$ —
Contributions or additions	1,039	938
Transfers out of Level III	(938)	—
Ending balance	$ 1,039	$ 938

Net change in unrealized gains (losses) attributable to financial instruments still held at end of period	$ —	$ —
The Company’s Level III financial instruments held as of December 31, 2022 primarily include the CLO beneficial interests. The fair value of the Company’s CLO beneficial interests held at December 31, 2022 was calculated using a discounted cash flow model specific to each investment structure. The significant valuation inputs, including the input range and weighted average rate, are as follows:

Valuation Input	Low	High	Weighted Average Rate
Discount rates	11.0%	33.0%	25.8%
Constant default rates	2.0%	2.0%	2.0%
Recovery rates	65.0%	65.0%	65.0%
FORM 20-F F-81

Fair Value of Financial Instruments Held By Consolidated Funds
The short-term nature of cash and cash-equivalents held at the consolidated funds causes their carrying value to approximate fair value. The fair value of cash-equivalents is a Level I valuation. Derivatives may relate to a mix of Level I, II or III investments, and therefore their fair-value hierarchy level may not correspond to the fair-value hierarchy level of the economically hedged investment. The table below summarizes the investments and other financial instruments of the consolidated funds by fair-value hierarchy level:

	As of December 31, 2022				As of December 31, 2021
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total
Assets
Investments:
Corporate debt – bank debt	$—	$8,276,954	$489,024	$8,765,978	$—	$7,866,465	$176,341	$8,042,806
Corporate debt – all other	—	756,555	72,918	829,473	—	714,046	71,877	785,923
Equities – common stock	1,657	—	293,950	295,607	188	281	561,893	562,362
Equities – preferred stock	—	—	43,552	43,552	—	—	32,373	32,373
Real estate	—	—	—	—	—	—	2,090,758	2,090,758
Total investments	1,657	9,033,509	899,444	9,934,610	188	8,580,792	2,933,242	11,514,222
Derivatives:
Foreign-currency forward contracts	—	332	—	332	—	628	—	628
Swaps	—	14	—	14	—	—	—	—
Options and futures	3	35	—	38	—	35	—	35
Total derivatives (1)	3	381	—	384	—	663	—	663
Total assets	$1,660	$9,033,890	$899,444	$9,934,994	$188	$8,581,455	$2,933,242	$11,514,885

Liabilities
CLO debt obligations:
Senior secured notes	$—	$(8,453,534)	$—	$(8,453,534)	$—	$(7,472,521)	$—	$(7,472,521)
Subordinated notes	—	(292,118)	—	(292,118)	—	(333,742)	—	(333,742)
Total CLO debt obligations (2)	—	(8,745,652)	—	(8,745,652)	—	(7,806,263)	—	(7,806,263)
Derivatives:
Foreign-currency forward contracts	—	(1,542)	—	(1,542)	—	(38)	—	(38)
Swaps	—	—	—	—	—	—	—	—
Warrants	—	—	—	—	—	—	—	—
Total derivatives (3)	—	(1,542)	—	(1,542)	—	(38)	—	(38)
Total liabilities	$—	$(8,747,194)	$—	$(8,747,194)	$—	$(7,806,301)	$—	$(7,806,301)

(1)    Amounts are included in other assets under “assets of consolidated funds” in the combined and consolidated statements of financial condition.
(2)    The fair value of CLO liabilities is classified based on the more observable fair value of CLO assets. Please see notes 2 and 10 for more information.
(3)    Amounts are included in accounts payable, accrued expenses and other liabilities under “liabilities of consolidated funds” in the combined and consolidated statements of financial condition.
F-82 BROOKFIELD ASSET MANAGEMENT

The following tables set forth a summary of changes in the fair value of Level III investments:

	Corporate Debt – Bank Debt	Corporate Debt – All Other	Equities – Common Stock	Equities – Preferred Stock	Real Estate	Total
2022
Beginning balance	$176,342	$71,877	$561,893	$32,373	$2,090,757	$2,933,242
Deconsolidation of funds	—	—	(310,000)	—	(2,262,509)	(2,572,509)
Transfers into Level III	164,789	2,810	277	—	—	167,876
Transfers out of Level III	(105,066)	(7,335)	(2,100)	(1,028)	—	(115,529)
Purchases	413,339	15,598	31,613	8,819	72,482	541,851
Sales	(147,348)	(9,898)	(45)	—	(52,954)	(210,245)
Realized gain (loss), net	(1,298)	140	13	—	12,780	11,635
Unrealized appreciation (depreciation), net	(11,734)	(274)	12,299	3,388	139,444	143,123
Ending balance	$489,024	$72,918	$293,950	$43,552	$—	$899,444
Net change in unrealized appreciation (depreciation) attributable to assets still held at end of period	$(14,305)	$(488)	$8,424	$1,239	$—	$(5,130)

2021
Beginning balance	$161,296	$38,554	$73,294	$159,087	$874,250	$1,306,481
Deconsolidation of funds	—	(12,598)	—	—	—	(12,598)
Transfers into Level III	83,737	2,960	3,266	—	—	89,963
Transfers out of Level III	(105,239)	(9,615)	—	(1,303)	—	(116,157)
Purchases	149,396	59,163	492,271	3,176	943,441	1,647,447
Sales	(114,175)	(7,301)	(40,383)	(109,577)	(26,037)	(297,473)
Realized loss, net	803	350	(13,060)	(13,942)	6,931	(18,918)
Unrealized depreciation, net	524	364	46,505	(5,068)	292,172	334,497
Ending balance	$176,342	$71,877	$561,893	$32,373	$2,090,757	$2,933,242
Net change in unrealized depreciation attributable to assets still held at end of period	$(466)	$(743)	$26,236	$(5,238)	$306,243	$326,032
Total realized and unrealized gains and losses recorded for Level III investments are included in net realized gain on consolidated funds’ investments or net change in unrealized appreciation (depreciation) on consolidated funds’ investments in the consolidated statements of operations.
Transfers out of Level III are generally attributable to certain investments that experienced a more significant level of market trading activity or completed an initial public offering during the respective period and thus were valued using observable inputs. Transfers into Level III typically reflect either investments that experienced a less significant level of market trading activity during the period or portfolio companies that undertook restructurings or bankruptcy proceedings and thus were valued in the absence of observable inputs.
FORM 20-F F-83

The following table sets forth a summary of the valuation techniques and quantitative information utilized in determining the fair value of the consolidated funds’ Level III investments as of December 31, 2022:

Investment Type	Fair Value	Valuation Technique	Significant Unobservable Inputs (1)(2)	Range	Weighted Average (3)
Credit-oriented investments:
Consumer discretionary:	$2,330	Recent transaction price (4)	Quoted prices	Not applicable	Not applicable
	24,446	Recent market information (5)	Quoted prices	Not applicable	Not applicable
	6,400	Discounted cash flow (6)	Discount rate	12% – 15%	14%
	1,031	Market approach (comparable companies) (7)	Revenue multiple (8)	0.45x – 0.45x	0.45x
Health Care:	255,115	Discounted cash flow (6)	Discount rate	10% – 20%	14%
	49,235	Recent market information (5)	Quoted prices	Not applicable	Not applicable
Industrials:	53,842	Discounted cash flow (6)	Discount rate	11% – 15%	15%
	2,525	Market approach (comparable companies)	Multiple of underlying assets (9)	0.9x – 1.0x	1.0x
	1,037	Market approach (comparable companies) (7)	Earnings multiple (10)	5x – 5x	5x
	22,995	Recent market information (5)	Quoted prices	Not applicable	Not applicable
Materials:	26,523	Discounted cash flow (6)	Discount rate	11% – 16%	16%
	—	Recent transaction price (4)	Quoted prices	Not applicable	Not applicable
	13,105	Recent market information (5)	Quoted prices	Not applicable	Not applicable
Real estate:	16,531	Recent market information (5)	Quoted prices	Not applicable	Not applicable
Other:	51,077	Recent market information (5)	Quoted prices	Not applicable	Not applicable
	7,677	Market approach (comparable companies) (7)	Earnings multiple (10)	8x – 8x	8x
	28,074	Discounted cash flow (6)	Discount rate	11% – 16%	13%
Equity investments:
	17,392	Recent transaction price (4)	Quoted prices	Not applicable	Not applicable
	5,666	Market approach (comparable companies) (7)	Earnings multiple (10)	4x – 10x	5x
	1,169	Discounted cash flow (6)	Discount rate	15% – 16%	16%
	313,009	Discounted cash flow (6) / market approach (comparable companies) (7)	Discount rate	8% – 16%	11.00%
	265	Recent market information (5)	Quoted prices	Not applicable	Not applicable
Total Level III investments	$899,444
F-84 BROOKFIELD ASSET MANAGEMENT

The following table sets forth a summary of the valuation techniques and quantitative information utilized in determining the fair value of the consolidated funds’ Level III investments as of December 31, 2021:

Investment Type	Fair Value	Valuation Technique	Significant Unobservable Inputs (1)(2)	Range	Weighted Average (3)
Credit-oriented investments:
Consumer Staples:	$7,137	Market approach (comparable companies)	Revenue multiple (8)	9x – 9x	9x
	9,693	Recent market information (5)	Quoted prices	Not applicable	Not applicable
	2,391	Discounted cash flow (6)	Discount rate	9% – 10%	9%
Financials:	2,472	Discounted cash flow (6)	Discount rate	8% – 10%	9%
	21,591	Recent market information (5)	Quoted prices	Not applicable	Not applicable
Health care:	29,141	Recent market information (5)	Quoted prices	Not applicable	Not applicable
	21,580	Discounted cash flow (6)	Discount rate	9% – 30%	14%
	16,893	Recent transaction price (4)	Quoted prices	Not applicable	Not applicable
Industrials	10,265	Discounted cash flow (6)	Discount rate	9% – 13%	11%
	2,689	Market approach (comparable companies) (7)	Multiple of underlying assets (9)	0.9x – 1.1x	1.0x
	1,517	Market approach (comparable companies) (7)	Earnings multiple (10)	8x – 8x	8x
	1,852	Recent market information (5)	Quoted prices	Not applicable	Not applicable
	35,529	Recent transaction price (4)	Quoted prices	Not applicable	Not applicable
Utilities:	29,747	Recent market information (5)	Quoted prices	Not applicable	Not applicable
Real estate:	6,129	Recent market information (5)	Quoted prices	Not applicable	Not applicable
Other:	13,806	Recent market information (5)	Quoted prices	Not applicable	Not applicable
	5,886	Discounted cash flow (6)	Discount rate	9% – 14%	10%
	4,493	Recent transaction price (4)	Quoted prices	Not applicable	Not applicable
	979	Market approach (comparable companies)	Earnings multiple (10)	6.0x – 6.0x	6x
	854	Market approach (comparable companies)	Revenue multiple (8)	0.3x – 0.3x	0.3x
Information Technology:	11,332	Recent market information (5)	Quoted prices	Not applicable	Not applicable
	11,298	Discounted cash flow (6)	Discount rate	8% – 11%	10%
	944	Recent transaction price (4)	Quoted prices	Not applicable	Not applicable
Equity investments:
	348,530	Recent transaction price (4)	Quoted prices	Not applicable	Not applicable
	187,527	Discounted cash flow (6) / market approach (comparable companies)	Discount rate	9% – 11%	9%
	5,807	Market approach (comparable companies) (7)	Earnings multiple (10)	6x – 8x	7x
	49,623	Discounted cash flow (6)	Discount rate	11% – 19%	11%
	774	Market approach (comparable companies) (7)	Revenue multiple (8)	0.3x – 0.6x	0.3x
	2,005	Recent market information (5)	Quoted prices	Not applicable	Not applicable
Real estate-oriented:
	715,458	Recent transaction price (4)	Not Applicable	Not applicable	Not applicable
	1,375,300	Discounted cash flow (6)	Discount rate	5% – 9%	6%
Total Level III investments	$2,933,242

FORM 20-F F-85

(1)    The discount rate is the significant unobservable input used in the fair-value measurement of performing credit-oriented investments in which the consolidated funds do not have a controlling interest in the underlying issuer, as well as certain equity investments and real estate loan portfolios. An increase (decrease) in the discount rate would result in a lower (higher) fair-value measurement.
(2)    Multiple of either earnings or underlying assets is the significant unobservable input used in the market approach for the fair-value measurement of distressed credit-oriented investments, credit-oriented investments in which the consolidated funds have a controlling interest in the underlying issuer, equity investments and certain real estate-oriented investments. An increase (decrease) in the multiple would result in a higher (lower) fair-value measurement.
(3)    The weighted average is based on the fair value of the investments included in the range.
(4)    Certain investments are valued based on recent transactions, generally defined as investments purchased or sold within six months of the valuation date. The fair value may also be based on a pending transaction expected to close after the valuation date.
(5)    Certain investments are valued using vendor prices or broker quotes for the subject or similar securities.  Generally, investments valued in this manner are classified as Level III because the quoted prices may be indicative in nature for securities that are in an inactive market, may be for similar securities, or may require adjustment for investment-specific factors or restrictions.
(6)    A discounted cash-flow method is generally used to value performing credit-oriented investments in which the consolidated funds do not have a controlling interest in the underlying issuer, as well as certain equity investments, real estate-oriented investments and real estate loan portfolios.
(7)    A market approach is generally used to value distressed investments and investments in which the consolidated funds have a controlling interest in the underlying.
(8)    Revenue multiples are based on comparable public companies and transactions with comparable companies. The Company typically applies the multiple to trailing twelve-months’ revenue. However, in certain cases other revenue measures, such as pro forma revenue, may be utilized if deemed to be more relevant.
(9)    A market approach using the value of underlying assets utilizes a multiple, based on comparable companies, of underlying assets or the net book value of the portfolio company. The Company typically obtains the value of underlying assets from the underlying portfolio company’s financial statements or from pricing vendors. The Company may value the underlying assets by using prices and other relevant information from market transactions involving comparable assets.
(10)    Earnings multiples are based on comparable public companies and transactions with comparable companies. The Company typically utilizes multiples of EBITDA; however, in certain cases the Company may use other earnings multiples believed to be most relevant to the investment. The Company typically applies the multiple to trailing twelve-months’ EBITDA. However, in certain cases other earnings measures, such as pro forma EBITDA, may be utilized if deemed to be more relevant.
A significant amount of judgment may be required when using unobservable inputs, including assessing the accuracy of source data and the results of pricing models. The Company assesses the accuracy and reliability of the sources it uses to develop unobservable inputs. These sources may include third-party vendors that the Company believes are reliable and commonly utilized by other marketplace participants. As described in note 2, other factors beyond the unobservable inputs described above may have a significant impact on investment valuations.
During the year ended December 31, 2022 and 2021, there were no changes in the valuation techniques for Level III securities.
7. DERIVATIVES AND HEDGING
The fair value of freestanding derivatives consisted of the following:

	Assets		Liabilities
	Notional	Fair Value	Notional	Fair Value
As of December 31, 2022
Foreign-currency forward contracts	$98,235	$3,921	$(287,571)	$(15,410)

As of December 31, 2021
Foreign-currency forward contracts	$249,324	$10,158	$(111,154)	$(3,209)
F-86 BROOKFIELD ASSET MANAGEMENT

Realized and unrealized gains and losses arising from freestanding derivatives were recorded in the consolidated statements of operations as follows:

	Year Ended December 31
	2022	2021	2020
General and administrative expense (1)	$(1,469)	$13,311	$33,049
Total gain (loss)	$(1,469)	$13,311	$33,049

(1)    To the extent that the Company’s freestanding derivatives are utilized to hedge its foreign-currency exposure to investment income and management fees earned from consolidated funds, the related hedged items are eliminated in consolidation, with the derivative impact (a positive number reflects a reduction in expenses) reflected in consolidated general and administrative expense.
There were no derivatives outstanding that were designated as hedging instruments for accounting purposes as of December 31, 2022 and 2021.
Derivatives Held By Consolidated Funds
Certain consolidated funds utilize derivatives in their ongoing investment operations. These derivatives primarily consist of foreign-currency forward contracts and options utilized to manage currency risk, interest-rate swaps to hedge interest-rate risk, options and futures used to hedge certain exposures for specific securities, and total-return swaps utilized mainly to obtain exposure to leveraged loans or to participate in foreign markets not readily accessible. The primary risk exposure for options and futures is price, while the primary risk exposure for total-return swaps is credit. None of the derivative instruments are accounted for as a hedging instrument utilizing hedge accounting.
The fair value of derivatives held by the consolidated funds consisted of the following:

	Assets		Liabilities
	Notional	Fair Value	Notional	Fair Value
As of December 31, 2022
Foreign-currency forward contracts	$25,533.00	$367.00	$5,287.00	$1,542.00
Options and futures	2,805	17	—	—
Total	$28,338.00	$384.00	$5,287.00	$1,542.00

As of December 31, 2021
Foreign-currency forward contracts	$31,459.00	$628.00	$8,291.00	$38.00
Options and futures	1,012	35	—	—
Total	$32,471.00	$663.00	$8,291.00	$38.00
The impact of derivatives held by the consolidated funds in the consolidated statements of operations was as follows:

	Year Ended December 31
	2022		2021		2020
	Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation (Depreciation) on Investments	Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation (Depreciation) on Investments	Net Realized Gain (Loss) on Investments	Net Change in Unrealized Appreciation (Depreciation) on Investments
Foreign-currency forward contracts	$1,719	$(1,640)	$1,057	$1,363	$(635)	$282
Options and futures	472	3	—	—	—	—
Commodity swaps	1,788	(6)	—	—	—
Total	$3,979	$(1,643)	$1,057	$1,363	$(635)	$282
FORM 20-F F-87

Balance Sheet Offsetting
The Company recognizes all derivatives as assets or liabilities at fair value in its combined and consolidated statements of financial condition. In connection with its derivative activities, the Company generally enters into agreements subject to enforceable master netting arrangements that allow the Company to offset derivative assets and liabilities in the same currency by specific derivative type or, in the event of default by the counterparty, to offset derivative assets and liabilities with the same counterparty. While these derivatives are eligible to be offset in accordance with applicable accounting guidance, the Company has elected to present derivative assets and liabilities based on gross fair value in its combined and consolidated statements of financial condition. The table below sets forth the setoff rights and related arrangements associated with derivatives held by the Company. The “gross amounts not offset in statements of financial condition” columns represent derivatives that management has elected not to offset in the combined and consolidated statements of financial condition even though they are eligible to be offset in accordance with applicable accounting guidance.

	Gross Amounts of Assets (Liabilities) Presented	Gross Amounts Not Offset in Statements of Financial Condition		Net Amount
As of December 31, 2022		Derivative Assets (Liabilities)	Cash Collateral Received (Pledged)
Derivative Assets:
Foreign-currency forward contracts	$3,921	$60	$—	$3,861
Derivative assets of consolidated funds:
Foreign-currency forward contracts	367	—	—	367
Total-return and interest-rate and credit default swaps	—	—	—	—
Options and futures	17	—	—	17
Subtotal	384	—	—	384
Total	$4,305	$60	$—	$4,245
Derivative Liabilities:
Foreign-currency forward contracts	$(15,410)	$(60)	$—	$(15,350)
Derivative liabilities of consolidated funds:
Foreign-currency forward contracts	(1,542)	—	—	(1,542)
Total-return and interest-rate and credit default swaps	—	—	—	—
Subtotal	(1,542)	—	—	(1,542)
Total	$(16,952)	$(60)	$—	$(16,892)
F-88 BROOKFIELD ASSET MANAGEMENT

	Gross Amounts of Assets (Liabilities) Presented	Gross Amounts Not Offset in Statements of Financial Condition		Net Amount
As of December 31, 2021		Derivative Assets (Liabilities)	Cash Collateral Received (Pledged)
Derivative Assets:
Foreign-currency forward contracts	$10,158	$—	$—	$10,158
Derivative assets of consolidated funds:
Foreign-currency forward contracts	628	—	—	628
Total-return and interest-rate swaps	—	—	—	—
Options and futures	35	—	—	35
Subtotal	663	—	—	663
Total	$10,821	$—	$—	$10,821
Derivative Liabilities:
Foreign-currency forward contracts	$(3,209)	$—	$—	$(3,209)
Derivative liabilities of consolidated funds:
Foreign-currency forward contracts	(38)	—	—	(38)
Subtotal	(38)	—	—	(38)
Total	$(3,247)	$—	$—	$(3,247)

8. FIXED ASSETS
Fixed assets primarily consist of furniture and equipment, capitalized software, office leasehold improvements and corporate aircraft.
The following table sets forth the Company’s fixed assets and accumulated depreciation:

	As of December 31,
	2022	2021
Furniture, equipment and capitalized software	$35,416	$35,376
Leasehold improvements	90,171	87,062
Corporate aircraft	66,120	66,120
Other	4,812	5,033
Fixed assets	196,519	193,591
Accumulated depreciation	(100,986)	(93,024)
Fixed assets, net	$95,533	$100,567

FORM 20-F F-89

9. GOODWILL AND INTANGIBLES
Goodwill represents the excess of cost over the fair value of identifiable net assets of acquired businesses. Goodwill has an indefinite useful life and is not amortized, but instead is tested for impairment annually in the fourth quarter of each fiscal year, or more frequently if events or circumstances indicate that impairment may have occurred. Goodwill is included in other assets in the consolidated statements of financial position. As of December 31, 2022, the Company determined there was no goodwill impairment.
The carrying value of goodwill was $50.8 million as of December 31, 2022 and 2021, and is included in other assets in the combined and consolidated statements of financial condition.
During the year ended December 31, 2021, the Company recorded an impairment charge related to its intangible assets of $56.6 million due to the termination of an investment management contract on March 19, 2021. The following table summarizes the carrying value of intangible assets:

	As of December 31,
	2022	2021
Contractual rights	$347,452	$347,452
Accumulated amortization	(146,529)	(136,375)
Intangible assets, net	$200,923	$211,077
Amortization expense associated with the Company’s intangible assets was $10.2 million for the year ended December 31, 2022, and $69.6 million, including the impact of the investment management contract impairment charge of $56.6 million, for the year ended December 31, 2021, and $16.8 million for the year ended December 31, 2020.
Amortization of intangible assets held as of December 31, 2022 is estimated to be as follows:

2023	$10,154
2024	10,154
2025	10,154
2026	10,154
2027	10,154
Thereafter	150,153
Total	$200,923

F-90 BROOKFIELD ASSET MANAGEMENT

10. DEBT OBLIGATIONS AND CREDIT FACILITIES
Oaktree had the following debt obligations outstanding:

	As of December 31
	2022	2021
Senior unsecured notes
$50,000, 3.91%, issued in September 2014, payable on September 3, 2024	$50,000	$50,000
$100,000, 4.01%, issued in September 2014, payable on September 3, 2026	100,000	100,000
$100,000, 4.21%, issued in September 2014, payable on September 3, 2029	100,000	100,000
$100,000, 3.69%, issued in July 2016, payable on July 12, 2031	100,000	100,000
$250,000, 3.78%, issued in December 2017, payable on December 18, 2032	250,000	250,000
$200,000, 3.64%, issued in July 2020, payable on July 22, 2030	200,000	200,000
$50,000, 3.84%, issued in July 2020, payable on July 22, 2035	50,000	50,000
$200,000, 3.06%, issued in November 2021, payable on January 12, 2037	200,000	—
Credit facility, issued in March 2014, variable rate obligations payable on December 15, 2027	—	55,000
Total remaining principal	1,050,000	905,000
Less: Debt issuance costs	(6,466)	(5,530)
Debt obligations	$1,043,534	$899,470
On May 20, 2020, OCM entered into a note and guaranty agreement with certain accredited investors pursuant to which OCM agreed to issue and sell to such investors $250 million of senior unsecured notes that bear a blended 3.68% fixed rate of interest and a weighted average maturity of 2031. These notes are guaranteed by Oaktree Capital I, Oaktree Capital II, and Oaktree AIF, as co-obligors. The offering closed on July 22, 2020 and OCM received proceeds of $250 million on the closing date. As OCM is the issuer of such senior notes, the outstanding principal and interest payments guaranteed by Oaktree Capital I will not be included in the Company’s financial statements unless an event of default occurs.
On September 14, 2021, OCM, Oaktree Capital I, Oaktree Capital II and Oaktree AIF (collectively, the “Borrowers”) entered into the Sixth Amendment to Credit Agreement, dated as of March 31, 2014, by and among the Borrowers, Wells Fargo Bank, National Association (“Wells Fargo”) and the other lenders party thereto. The credit facility was amended to among other things, (i) extend the maturity date from December 13, 2024 to September 14, 2026, (ii) modify the assets under management covenant threshold from $65 billion of assets under management to $57.5 billion of management-fee generating assets under management and (iii) increase the maximum leverage ratio to 4.00 to 1.00. On December 15, 2022, the Borrowers entered into the Seventh Amendment to Credit Agreement (the “Seventh Agreement”). The Seventh Amendment extended the maturity date of the Credit Agreement from September 14, 2026 to December 15, 2027 with the potential to extend the maturity for up to two additional years, and implemented language consistent with U.S. syndicated loan market practice to use an adjusted forward-looking term rate based on the secured overnight financing rate (“SOFR”), as a replacement for the London Interbank Offered Rate. Based on the current credit ratings of OCM, the interest rate on borrowings is the term SOFR reference rate plus 1.10% per annum and the commitment fee on the unused portions of the revolving credit facility is 0.10% per annum. The term SOFR reference rate is determined by the tenor of the borrowings and set by the CME Group Benchmark Administration Limited (CBA). The credit agreement contains customary financial covenants and restrictions, including ones regarding a maximum leverage ratio and a minimum required level of assets under management (as defined in the credit agreement, as amended above). As of December 31, 2022, the Borrowers had no outstanding borrowings under the revolving credit facility.
On October 14, 2021, OCM received commitments from certain accredited investors to purchase $200 million of senior unsecured notes that bear a 3.06% fixed rate of interest and a maturity of 2037. The notes are guaranteed by Oaktree Capital I, Oaktree Capital II and Oaktree AIF, as co-obligors. On November 4, 2021, OCM and the co-obligors entered into a note and guaranty agreement. The offering closed on January 12, 2022 and OCM received proceeds of $200 million on the closing date.
FORM 20-F F-91

As of December 31, 2022, future scheduled principal payments of debt obligations were as follows:

2023	$—
2024	50,000
2025	—
2026	100,000
2027	—
Thereafter	900,000
Total	$1,050,000
The Borrowers were in compliance with all financial maintenance covenants associated with its senior unsecured notes and bank credit facility as of December 31, 2022 and 2021.
The fair value of the Company’s debt obligations, which are carried at amortized cost, is a Level III valuation that is estimated based on a discounted cash-flow calculation using estimated rates that would be offered to Oaktree for debt of similar terms and maturities. The fair value of these debt obligations, gross of debt issuance costs, was $941.2 million and $934.6 million as of December 31, 2022 and 2021, respectively, utilizing average borrowing rates of 4.35% and 2.6%, respectively.
Oaktree Asset Management Operating Group Guaranty Agreements
On March 30, 2022, Oaktree Capital I entered into a note and guaranty agreement with certain accredited investors pursuant to which Oaktree Capital I agreed to issue and sell to such investors €50 million of its 2.20% Senior Notes, Series A, due 2032, €75 million of its 2.40% Senior Notes, Series B, due 2034, and €75 million of its 2.58% Senior Notes, Series C, due 2037. These notes are senior unsecured obligations of Oaktree Capital I, and jointly and severally guaranteed by the Oaktree Asset Management Operating Group. The offering closed on June 8, 2022, and Oaktree Capital I received proceeds of €200 million on the closing date.

As of
December 31, 2022
Senior unsecured notes
€50,000, 2.20%, issued in June 2022, payable on June 8, 2032	$53,362
€75,000, 2.40%, issued in June 2022, payable on June 8, 2034	80,044
€75,000, 2.58%, issued in June 2022, payable on June 8, 2037	80,044
Total remaining principal	213,450
Less: Debt issuance costs	(1,255)
Total debt obligations, net	$212,195
F-92 BROOKFIELD ASSET MANAGEMENT

Debt Obligations of the Consolidated Funds
Certain consolidated funds may maintain revolving credit facilities that are secured by the assets of the fund or may issue senior variable rate notes to fund investments on a longer term basis, generally up to ten years. The obligations of the consolidated funds are nonrecourse to the Company.
The consolidated funds had the following debt obligations outstanding:

	Outstanding Amount as of December 31		Key terms as of December 31, 2022
Credit Agreement	2022	2021	Facility Capacity	Weighted Average Interest Rate	Weighted Average Remaining Maturity (years)	Commitment Fee Rate	L/C Fee
Revolving credit facilities (1)	$18,860	$416,949	$64,943	7.09%	2.33	0.96%	0
Secured borrowings (1)	204,368	—	280,660	10.73	4.45	0.12%	0
Total debt obligations	223,228	416,949
Less: Debt issuance costs	(807)	(2,949)
Total debt obligations, net	$222,421	$414,000

(1)    The credit facility capacity is calculated on a pro rata basis using fund commitments as of December 31, 2022.
As of December 31, 2022 and 2021, the consolidated funds had debt obligations with an aggregate outstanding principal balance of $223.2 million and $416.9 million, respectively.
Debt Obligations of CLOs
Debt obligations of CLOs represent amounts due to holders of debt securities issued by the CLOs, as well as term loans of CLOs that had not priced as of period end. Outstanding debt obligations of CLOs were as follows:

	As of December 31, 2022			As of December 31, 2021
	Fair Value (1)	Weighted Average Interest Rate	Weighted Average Remaining Maturity (years)	Fair Value (1)	Weighted Average Interest Rate	Weighted Average Remaining Maturity (years)
Senior secured notes	$8,453,534	4.90%	10.8	$7,472,521	1.75%	11.0
Subordinated notes (2)	292,118	N/A	9.5	333,742	N/A	11.2
Total CLO debt obligations	$8,745,652			$7,806,263

(1)    The fair value of CLO liabilities was measured as the fair value of CLO assets less the sum of (a) the fair value of any beneficial interests held by the Company and (b) the carrying value of any beneficial interests that represent compensation for services. The fair value of the beneficial interests was calculated using a discounted cash flow model specific to each investment structure. Please see notes 2 and 6 for more information, including the significant valuation inputs such as input range and weighted average rate.
(2)    The subordinated notes do not have a contractual interest rate; instead, they receive distributions from the excess cash flows generated by the CLO.
The debt obligations of CLOs are nonrecourse to the Company and are backed by the investments held by the respective CLO. Assets of one CLO may not be used to satisfy the liabilities of another. As of December 31, 2022 and 2021, the fair value of CLO assets was $9.5 billion and $9.1 billion, respectively, and consisted of cash, corporate loans, corporate bonds and other securities.

FORM 20-F F-93

11. LEASES
The Company has operating leases related to office space and certain equipment with remaining lease terms expiring within one year through 2031, some of which include options to extend the leases for up to five years and some of which include options to terminate the leases within one year. As of December 31, 2022 and 2021, respectively, there were no finance leases outstanding.
The components of lease expense included in general and administrative expense were as follows:

	Twelve months ended December 31, 2022	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020
Operating lease cost	$17,047	$17,733	$20,512
Sublease income	(358)	(407)	(750)
Total lease cost	$16,689	$17,326	$19,762
Supplemental cash flow information related to leases was as follows:

Twelve months ended December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$18,514
Weighted average remaining lease term for operating leases (in years)	6.71
Weighted average discount rate for operating leases	4.2%
As of December 31, 2022, maturities of operating lease liabilities were as follows:

2023	$19,195
2024	18,727
2025	18,501
2026	18,156
2027	7,462
Thereafter	30,645
Total lease payments	112,686
Less: imputed interest	(14,665)
Total operating lease liabilities	$98,021

F-94 BROOKFIELD ASSET MANAGEMENT

12. NON-CONTROLLING REDEEMABLE INTERESTS IN CONSOLIDATED FUNDS
The following table sets forth a summary of changes in the non-controlling redeemable interests in the consolidated funds. Dividends reinvested and in-kind contributions or distributions are non-cash in nature and have been presented on a gross basis in the table below.

	Year Ended December 31
	2022	2021	2020
Beginning balance	$2,141,523	$550,747	$486,021
Initial consolidation of a fund	—	848,171	809,773
Deconsolidation of funds	(1,834,358)	—	(742,371)
Contributions	141,542	683,444	270,230
Distributions	(139,901)	(269,445)	(320,583)
Net income (loss)	159,609	364,282	38,220
Change in distributions payable	(5,213)	(25,807)	4,885
Change in contribution receivable	—	—	—
Foreign-currency translation and other	2,819	(9,869)	4,572
Ending balance	$466,021	$2,141,523	$550,747

13. EQUITY-BASED AND OTHER DEFERRED COMPENSATION
Long-Term Incentive Plan Awards
In March 2020, the Company adopted the Oaktree Operating Group Long-Term Incentive Plan (the “LTIP”). The LTIP provides for the granting of cash-based incentive awards to senior executives, directors, officers, partners, employees, consultants and advisors of the Company and its affiliates. Awards may be denominated in U.S. dollars or other currencies determined by the LTIP’s plan administrator. The unvested value of each LTIP award adjusts over its vesting period to track the performance of a fund designated by the plan administrator or by the award recipient from investment options selected by the plan administrator. Investment options may include funds managed by Company affiliates or by third parties. Awards do not represent an actual interest in the funds whose performance they track. Such fund investments are purely nominal and solely for the purpose of calculating the value of an award on each vesting or payment date. Awards under the LTIP represent only a contractual right to receive a cash payment upon vesting from the Company or the affiliate that issued the award. Awards tracking the performance of funds that make periodic distributions to their investors may provide for award recipients to receive corresponding payments from the Company or the affiliate issuing the award, with the remaining unvested value of the award reduced to reflect the amount of each such payment. Each payment under an award is fully vested upon receipt. Awards denominated in currencies other than U.S. dollars which track the performance of U.S. dollar-denominated funds are nominally converted into U.S. dollars for performance tracking purposes, with amounts payable under the awards converted back into the original currency at a market rate at the time of each vesting payment. Certain recipients of awards denominated in currencies other than U.S. dollars which track the performance of U.S. dollar-denominated funds receive the option to hedge the value of their awards to a currency other than U.S. dollars. All such currency hedges are calculated on a purely hypothetical basis and do not represent a right to participate in actual currency hedging contracts.
For the years ended December 31, 2022 and 2021, the Company granted LTIP awards valued at $99.2 million and $86.6 million, respectively, to employees, partners and directors of the Company and its subsidiaries, subject to annual vesting over a weighted average period of approximately 5.7 years and 4.1 years, respectively. For the years ended December 31, 2022, 2021 and 2020, $12.6 million, $2.5 million and $0.2 million, respectively, of the LTIP awards were forfeited. As of December 31, 2022, the Company expected to recognize compensation expense on its unvested LTIP awards of $147.3 million, subject to adjustment based on future performance, over a weighted average period of 3.2 years. For the years ended December 31, 2022, 2021 and 2020, the Company recognized $72.9 million, $56.1 million and $25.7 million, respectively, of compensation expense related to the LTIP, which was included in compensation and benefits expense in the consolidated and combined statements of operations.
Equity-Based Compensation
In December 2011, OCG adopted the 2011 Oaktree Capital Group, LLC Equity Incentive Plan (the “2011 Plan”). The 2011 Plan provides for the granting of options, unit appreciation rights, restricted unit awards, unit bonus awards,
FORM 20-F F-95

phantom equity awards or other unit-based awards to senior executives, directors, officers, certain employees, consultants, and advisors of the Company and its affiliates. As of December 31, 2022, a maximum of 23,988,048 units have been authorized to be awarded pursuant to the 2011 Plan, and 19,671,086 units (including 2,000,000 EVUs) have been awarded under the 2011 Plan, including 3,842,189 units granted under the Oaktree Equity Plan (“OEP”) in April 2022. Total vested and unvested Converted OCGH Units, OCGH units and Class A units issued and outstanding were 160,002,848 as of December 31, 2022.
Restated Exchange Agreement
At the closing of the Merger, Oaktree entered into a Fourth Amended and Restated Exchange Agreement (the “OCGH Unit Exchange Agreement”) that among other things, allows limited partners of OCGH to exchange (“Exchanges”) certain vested limited partnership units of OCGH (“OCGH Units”) for cash, Brookfield Class A Shares, notes issued by a Brookfield subsidiary or equity interests in a subsidiary of OCGH that entitles such limited partners to the proceeds from a note, or a combination of the foregoing. Either of such notes will have a three-year maturity and will accrue interest at the then-current 5-year treasury note rate plus 3%. Only Converted OCGH Units, OCGH Units issued and outstanding at the time of the closing of the Merger, OCGH Units issued after the closing of the Merger pursuant to agreements in effect on March 13, 2019, OCGH Units issuable upon vesting of certain phantom equity awards (“Phantom Units”) and other OCGH Units consented-to by Brookfield will be, when vested, eligible to participate in an Exchange. Any such Exchange is subject to certain annual caps and limitations as set forth in the OCGH Unit Exchange Agreement. The form of the consideration in an Exchange is generally in the discretion of Brookfield, subject to certain limitations.
In general, OCGH limited partners are entitled to provide an election notice to participate in an Exchange with respect to eligible vested OCGH Units and Converted OCGH Units during the first 60 calendar days of each year beginning January 1, 2022 (an “Open Period”). In 2021 and 2020, holders of Converted OCGH Units and Phantom Units were eligible to provide an election notice with respect to their vested units. Each Exchange is consummated within the first 155 days of such calendar year, subject to extension in certain circumstances.
Valuation
Except as described below, each OCGH Unit is valued (i) by applying a 13.5x multiple to the trailing three-year average (or two-year average for Exchanges in 2022) of fee-related earnings less stock-based compensation at grant value and excluding depreciation and amortization and a 6.75x multiple to the trailing three-year average of net incentives created, and (ii) adding 100% of the value of net cash (defined as cash less the face value of debt and preferred stock, other than certain preferred stock issued in connection with certain Exchanges), 100% of the value of corporate investments and 75% of fund-level net accrued incentives as of December 31 of the prior year, in each case subject to certain adjustments. Amounts received in respect of each OCGH Unit will be reduced by the amount of any non-tax related distributions received in the calendar year in which the Exchange occurs, but increased by an amount accruing daily from January 1 of such year to the date of the closing of the Exchange at a rate per annum equal to the 5-year treasury note rate as of December 31 of the prior year plus 3%. However, in 2020 and 2021, Converted OCGH Units and Phantom Units were valued at $49.00 per unit, less the amount of any capital distributions received upon vesting. Thereafter any such Converted OCGH Units and Phantom Units is valued using the same methodology applied to all other OCGH Units.
OCGH Unit Awards
The Company granted 102,041 OCGH units for the year ended December 31, 2022. The Company did not grant any OCGH units for the year ended December 31, 2021.
Upon completion of the Merger, each unvested Class A Unit held by current, or in certain cases former, employees, officers and directors of Oaktree and its subsidiaries was converted into one unvested OCGH Unit (each, a “Converted OCGH Unit”) and thereafter became subject to the terms and conditions of the OCGH limited partnership agreement. The Converted OCGH Units (i) are subject to the same vesting terms that were applicable to such units prior to the completion of the Merger, (ii) are entitled to receive ongoing distributions in respect of earnings, but not capital distributions and (iii) upon vesting, receive the accumulated value of capital distributions that accrued while such units were unvested. Through December 31, 2021, Converted OCGH Units will be exchanged at $49.00 per unit, less the amount of any capital distributions received upon vesting. Thereafter, any such Converted OCGH Units will be valued using the same methodology applied to all other OCGH units.
As of December 31, 2022, the Company expected to recognize compensation expense on its unvested OCGH unit awards of $62.8 million over a weighted average period of 3.5 years. With respect to forfeitures, the Company made an accounting policy election to account for forfeitures when they occur. Accordingly, no forfeitures have been assumed in the calculation of compensation expense.
F-96 BROOKFIELD ASSET MANAGEMENT

Oaktree Equity Plan
In April 2022, the Company established an equity participation plan (“Oaktree Equity Plan” or “OEP”), through which certain employees of the Company’s indirect subsidiaries participate in certain equity interests in the Oaktree Operating Group.
During the year ended December 31, 2022, the Company granted OEP awards valued at $35.1 million to certain employees of the Company and its subsidiaries, subject to annual vesting over a period of approximately 6.5 years. For the twelve months ended December 31, 2022, the Company recognized $4.0 million of compensation expense related to the OEP awards, which were included in equity-based compensation expense in the combined and consolidated statements of operations. Total unvested units issued were 3,842,189 units as of December 31, 2022.
Valuation
The Company uses the Black-Scholes option pricing model to determine the grant date fair value of the OEP units. This model requires the Company to estimate the expected volatility and the expected term of the OEP units which are highly complex and subjective variables. The variables take into consideration, among other things, projected OEP unit exercise behavior. The Company uses a predicted volatility of its stock price during the expected life of the units that is based on the historical performance of the Company’s stock price as well as including an estimate using guideline companies. The expected term is computed using the simplified method as the Company’s best estimate given its lack of actual exercise history. The Company has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected term of the award. Forfeitures are recognized as incurred. The OEP units were valued at $9.13 per unit, net of the upfront cash consideration from the employee.
Deferred Equity Unit
A deferred equity unit represents a special unit award that, when vested, will be settled with an unvested OCGH unit on a one-for-one basis. The number of deferred equity units that will vest is based on the achievement of certain performance targets through June 2024. Once a performance target has been met, the applicable number of OCGH units will be issued and begin to vest over periods of up to 10.0 years. The holder of a deferred equity unit is not entitled to any distributions until settled by the issuance of an OCGH unit. As of December 31, 2022, there were 579,732 deferred equity units outstanding, of which, 102,040 units were expected to vest.
14. COMMITMENTS AND CONTINGENCIES
In the normal course of business, Oaktree enters into contracts that contain certain representations, warranties and indemnifications. The Company’s exposure under these arrangements would involve future claims that have not yet been asserted. Inasmuch as no such claims currently exist or are expected to arise, the Company has not accrued any liability in connection with these indemnifications.
Legal Actions
Oaktree, its affiliates, investment professionals, and portfolio companies are routinely involved in litigation and other legal actions in the ordinary course of their business and investing activities.  In addition, Oaktree is subject to the authority of a number of U.S. and non-U.S. regulators, including the SEC and the Financial Industry Regulatory Authority, and those authorities periodically conduct examinations of Oaktree and make other inquiries that may result in the commencement of regulatory proceedings against Oaktree and its personnel. Oaktree is currently not subject to any pending actions or regulatory proceedings that either individually or in the aggregate are expected to have a material impact on its consolidated financial statements.
Commitments to Funds
As of December 31, 2022 and 2021, the Company, generally in its capacity as general partner, had undrawn capital commitments of $104.4 million and $118.6 million, respectively, including commitments to both unconsolidated and consolidated funds.
FORM 20-F F-97

Investment Commitments of the Consolidated Funds
Certain of the consolidated funds are parties to credit arrangements that provide for the issuance of letters of credit and/or revolving loans, which may require the particular fund to extend loans to investee companies. The consolidated funds use the same investment criteria in making these commitments as they do for investments that are included in the combined and consolidated statements of financial condition. The unfunded liability associated with these credit arrangements is equal to the amount by which the contractual loan commitment exceeds the sum of funded debt and cash held in escrow, if any. As of December 31, 2022 and 2021, the consolidated funds had potential aggregate commitments of $6.2 million and $13.5 million, respectively. These commitments are expected to be funded by the funds’ cash balances, proceeds from asset sales or drawdowns against existing capital commitments.
A consolidated fund may agree to guarantee the repayment obligations of certain investee companies. As of September 30, 2022 and December 31, 2021, there were no guaranteed amounts under such arrangements.
Certain consolidated funds are investment companies that are required to disclose financial support provided or contractually required to be provided to any of their portfolio companies. During the twelve months ended December 31, 2022, the consolidated funds did not provide any financial support to portfolio companies.
Operating Leases
Oaktree leases its main headquarters office in Los Angeles and offices in 18 other cities in the U.S., Europe, Asia and Australia, pursuant to current lease terms expiring through 2031. As of December 31, 2022 and 2021, the estimated aggregate minimum commitments with lease terms expiring through 2031 under leases for which the Company serves as lessee were $112.7 million and $130.3 million, respectively.

15. RELATED PARTY TRANSACTIONS
The Company receives a substantial portion of its management fees, incentive fees and carried interest allocation, and investment income from Oaktree-managed investment limited partnerships for which it serves as general partner.
Loans To Affiliates and Employees
Loans primarily consist of interest-bearing loans made to OCGH unitholders and OEP unitholders, primarily employees, to purchase or pay tax obligations related to equity awards. The balances of loans to OCGH unitholders and OEP unitholders were $17.6 million and $1.5 million as of December 31, 2022 and 2021, respectively. The carrying value of loan balances approximated fair value due to their short-term nature or because their weighted average interest rate approximated the Company’s cost of debt. The loans, which are generally recourse to the borrower or secured by vested equity and other collateral, typically bear interest at the Company’s cost of debt and generated interest income of $536, $305, and $31 for the years ended December 31, 2022, 2021 and 2020, respectively.
On May 7, 2021 the Company, through its consolidated subsidiary OCM entered into two revolving line of credit notes with Oaktree Capital I, one as a borrower and the other as a lender. Both revolving line of credit notes allow for outstanding principal amounts not to exceed $250.0 million and mature on May 7, 2024. There were no loans from affiliates as of December 31, 2022 and interest expense of $10 was incurred for the year ended December 31, 2022. As of December 31, 2022, OCM has lent $36.0 million to Oaktree Capital I and generated interest income of $255 for the year ended December 31, 2022. As of December 31, 2021, OCM had borrowed $44.0 million from Oaktree Capital I and incurred interest expense of $80 for the year ended December 31, 2021.
F-98 BROOKFIELD ASSET MANAGEMENT

Due To/From Oaktree Funds
In the normal course of business, the Company advances certain expenses on behalf of Oaktree funds. Certain expenses paid by the Company, which typically are employee travel and other costs associated with particular portfolio company holdings, are reimbursed to the Company by the portfolio companies. As of December 31, 2022 and 2021, amounts due from unconsolidated Oaktree funds amounted to $115.0 million and $76.4 million, respectively. As of December 31, 2022 and 2021, amounts due to unconsolidated Oaktree funds amounted to $10.6 million and $6.0 million, respectively, which is included in due to affiliates.
Revenues Earned From Oaktree Funds
In aggregate, management fees, incentive fees, and carried interest allocation earned from unconsolidated Oaktree funds totaled $1.3 billion, $1.4 billion and $811.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.
Other Investment Transactions
The Company’s senior executives, directors and senior professionals are permitted to invest their own capital (or the capital of family trusts or other estate planning vehicles they control) in Oaktree funds, for which they typically pay the particular fund’s management fee but not its incentive allocation. To facilitate the funding of capital calls by funds in which employees are invested, the Company periodically advances on a short-term basis the capital calls on certain employees’ behalf. These advances are reimbursed generally toward the end of the calendar quarter in which the capital calls occurred. Amounts advanced by the Company are included within “non-interest bearing advances made to certain non-controlling interest holders and employees” in the table above.
Aircraft Services
OCM owns an aircraft for business purposes. Howard Marks, the Company’s Co-Chairman, may use this aircraft for personal travel and will reimburse OCM to the extent his use of the aircraft for personal travel exceeds a certain threshold pursuant to an Oaktree policy.  Oaktree also provides certain senior executives a personal travel allowance for private aircraft usage up to a certain threshold pursuant to the same Oaktree policy. Additionally, Oaktree occasionally makes use of an aircraft owned by one of its senior executives for business purposes at a price to Oaktree that is based on market rates.
Special Allocations
Certain senior executives receive special allocations based on a percentage of profits of the Oaktree Operating Group. These special allocations, which are recorded as compensation expense, are made on a current basis for so long as they remain senior executives of the Company, with limited exceptions.
Administrative Services
As of October 1, 2019, OCM provides certain administrative and other services relating to the operations of OCG’s business pursuant to a Services Agreement between OCG and OCM (as amended from time to time, the “Services Agreement”).
On an annual basis, OCG will reimburse OCM $750,000 of the costs incurred for providing these administrative services. This reimbursement is payable quarterly, in equal installments, and relates to OCG’s allocable portion of overhead and other expenses (facilities and personnel) incurred by OCM in performing its obligations under the Services Agreement. This amount includes OCG’s allocable portion of (i) the rent of OCG’s principal executive offices (which are located in a building owned by a Brookfield affiliate) at market rates and (ii) the costs of compensation and related expenses of various personnel at Oaktree that perform duties for OCG. The Services Agreement may be terminated by either party without penalty upon 90 days’ written notice to the other.
For each of the years ended December 31, 2022, 2021 and 2020, OCM earned administrative services income of $0.8 million.
Leases
The Company leases certain office space from affiliates of Brookfield. Rent expense associated with these leases was $4.5 million for the years ended December 31, 2022, 2021 and 2020. Future lease obligations associated with these leases are $44.1 million for the remaining lease commitments through 2030.
Subordinated Credit Facility
On May 19, 2020, Oaktree entered into a credit agreement with a subsidiary of Brookfield that provides for a subordinated credit facility maturing on May 19, 2023. The subordinated credit facility has a revolving loan commitment of $250 million and borrowings generally bear interest at a spread to either LIBOR or an alternative base
FORM 20-F F-99

rate. Borrowings on the subordinated credit facility are subordinate to the outstanding debt obligations and borrowings on the primary credit facility as detailed in note 9. Oaktree Operating Group members as co-borrowers are jointly and severally liable for outstanding borrowings on the subordinated credit facility. In March 2022, this credit facility was amended to extend the revolving credit maturity date from May 19, 2023 to September 14, 2026. No amounts were outstanding on the subordinated credit facility as of December 31, 2022.
Brookfield Oaktree Wealth Solutions
In April 2021, the Company and Brookfield formed a strategic partnership, Brookfield Oaktree Wealth Solutions, to enhance both firms’ ability to raise capital through North American financial intermediaries such as brokerage firms, banks and registered investment advisors. The Company reimburses Brookfield for their share of expenses on a quarterly basis. For the years ended December 31, 2022 and 2021, respectively, the Company recorded $8.0 million and $2.8 million related to these reimbursements, which were included in general and administrative expense in the combined and consolidated statements of operations. As of December 31, 2022 and 2021, respectively, the Company recorded $2.0 million and $2.8 million in due to affiliates on the statement of financial condition.
Management Fees
The Company recorded management fees from Brookfield of $7.5 million, $0.6 million and $0 for the years ended December 31, 2022, 2021 and 2020, respectively.

16. SUBSEQUENT EVENTS
Unit Distribution
A distribution of $0.53 per unit was paid on February 24, 2023 to holders of record at the close of business on February 15, 2023.

F-100 BROOKFIELD ASSET MANAGEMENT

BROOKFIELD ASSET MANAGEMENT

Brookfield.com

NYSE: BAM
TSX: BAM

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas, 14.261
Edifício WT Morumbi
Ala B - 20° andar
Morumbi - São Paulo - SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F
Tower C, One East
No. 768 South Zhongshan 1st Road
Huangpu District, Shanghai
200023
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Brentwood
Calgary
Chicago
Houston
Los Angeles
Stamford
Vancouver

South America

Bogotá
Lima

Europe / UAE

Amsterdam
Dublin
Frankfurt
Helsinki
Luxembourg
Paris
Madrid
Dubai

Asia Pacific

Sydney
Beijing
Hong Kong
Shanghai
Seoul
Singapore
Tokyo