Form 40-F
period 2023-12-31
Brookfield Asset Management Ltd.
filed 2024-03-19
CIK 1937926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2023
Commission file number 001-41563

BROOKFIELD ASSET MANAGEMENT LTD.

British Columbia, Canada	(Exact name of registrant as specified in its charter) 6282	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))
Suite 100, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3
(416) 363-9491
(Address and Telephone Number of Registrant’s Principal Executive Office)
Brookfield Asset Management LLC
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY 10281-1023
(212) 417-7000
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Limited Voting Shares	BAM	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☒	Annual Information Form	☒	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
413,026,253 Class A Limited Voting Shares as of December 31, 2023
21,280 Class B Limited Voting Shares as of December 31, 2023

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).  ☒ Yes    ☐ No
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

FORM 40-F
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2023;

(b)	Management’s Discussion and Analysis of Financial Results of Brookfield Asset Management Ltd. for the fiscal year ended December 31, 2023; and

(c)	Consolidated Financial Statements of Brookfield Asset Management Ltd. and Brookfield Asset Management ULC for the fiscal years ended December 31, 2023 and 2022.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2023, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer.

Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)
Management’s Report on Internal Control Over Financial Reporting.

(1) Management of the registrant is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(2) Management assessed the effectiveness of the registrant’s internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and as further described under the heading "Management's Report on Internal Control Over Financial Reporting", incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

(3) Based on this assessment, management concluded that, as of December 31, 2023, the registrant’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in the registrant’s internal control over financial reporting as of December 31, 2023.

(4) Deloitte LLP, the independent registered public accounting firm that audited the registrant’s consolidated financial statements for the fiscal year ended December 31, 2023, has issued its opinion on the registrant’s internal control over financial reporting (the “Attestation Report”).

(d)
Attestation Report of the Independent Registered Public Accounting Firm. The Attestation Report is included in Exhibit 99.2 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)
Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2023, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR
None.

Audit Committee Financial Experts
The registrant’s board of directors has determined that Marcel R. Coutu, who is a member of the registrant’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in paragraph 8 of General Instruction B in Form 40-F) and is “independent” (as such term is defined in the rules of the New York Stock Exchange (the “NYSE”), in accordance with the director independence standards of the NYSE).

Code of Ethics
The registrant has adopted a “code of ethics” (as that term is defined in paragraph 9(b) of General Instruction B in Form 40-F), which it refers to as its Code of Business Conduct and Ethics, that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.
The Code of Business Conduct and Ethics, which complies with the requirements of the NYSE, is available for viewing on the registrant’s website at https://bam.brookfield.com/corporate-governance/governance-documents and is available in print to any shareholder who requests it. Requests for copies of the Code of Business Conduct and Ethics should be made by contacting: Corporate Secretary, Brookfield Asset Management Ltd., Suite 100, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: 416-363-9491. Alternatively, requests may be sent by email to inquiries@brookfield.com.
All amendments to the Code of Business Conduct and Ethics, and all waivers of the Code of Business Conduct and Ethics with respect to any of the directors, officers and employees covered by it, have been and will be posted promptly on the registrant’s website.

Principal Accountant Fees and Services
The information required about fees and services billed to the registrant by our principal accountant, Deloitte LLP (PCAOB ID No. 1208) is included under the heading “Principal Accountant Fees and Services” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2023, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures
The information required is included under the heading “Pre-Approval Policies and Procedures” in the Audit Committee Information section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2023, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

Identification of the Audit Committee
The registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are Marcel R. Coutu, Nili Gilbert, Keith Johnson and Allison Kirkby, each of whom is “independent” (as such term is defined in the rules of the NYSE).

Off-Balance Sheet Arrangement
The information required is included under the Financial Statement Note Other Information for the registrant's Consolidated Financial Statements for the fiscal years ended December 31, 2023 and 2022, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

Material Cash Requirements
The information required is included under the Part 7 Contractual Obligations of Management Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2023, incorporated by reference as Exhibit 99.2 to this Annual Report on Form 40-F.

Mine Safety Disclosure
Not applicable.

Disclosure Regarding Foreign Jurisdictions That Prevent Inspections
Not applicable.

Recovery of Erroneously Awarded Compensation
Not applicable.

DISCLOSURE PURSUANT TO THE
REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE
Independence of Directors
The registrant’s board of directors has determined that 7 of the registrant’s 12 directors, comprising a majority of the board, are “independent directors,” as that term is defined in the rules of the NYSE, and that none of these 7 directors has a material relationship with the registrant which would impair his independence from management or otherwise compromise his ability to act as an independent director.
The directors who have been determined to be independent on this basis are: Marcel R. Coutu, Olivia Garfield, Nili Gilbert, Keith Johnson, Allison Kirkby, Diana Noble, and Satish Rai.
Presiding Director at Meetings of Independent Directors
The registrant schedules regular meetings in which the registrant’s independent directors meet without the participation of management and non-independent directors. Marcel R. Coutu, the Lead Independent Director, serves as the chair at such sessions (the “Chair”).
Communication with Independent Directors
Shareholders may send communications to the registrant’s independent directors by contacting the Chair, c/o Corporate Secretary, Brookfield Asset Management Ltd., Suite 100, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: (416) 363-9491. Alternatively, communications may be sent by e-mail to inquiries@brookfield.com. Communications will be referred to the Chair for appropriate action. The status of all outstanding concerns addressed to the Chair will be reported to the board of directors as appropriate.
Corporate Governance Guidelines
The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The registrant operates under corporate governance principles that are consistent with the requirements of the NYSE rules, and which are summarized under the heading “Statement of Corporate Governance Practices” in the registrant’s latest Management Information Circular available for viewing on the registrant’s web site at https://bam.brookfield.com/corporate-governance/statement-corporate-governance-practices.
The registrant is permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE Listed Company Manual for domestic issuers. In particular, the registrant intends to follow the listing rules of the TSX in respect of private placements instead of the requirements of the NYSE to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in the registrant and certain acquisitions of the shares or assets of another company). The TSX threshold for shareholder approval of private issuances of common shares is generally 25%, subject to additional shareholder approval requirements in the case of certain issuances to insiders, and accordingly, the registrant will be permitted to rely on shareholder approval rules that may be less favorable to shareholders than for U.S. domestic companies that are subject to NYSE shareholder approval rules.
Board and Committee Charters
The charter of the registrant’s board of directors is set out in Appendix A to the registrant’s Management Information Circular dated April 28, 2023. The charter of the registrant’s audit committee is set out in Appendix C of the registrant’s Annual Information Form for the fiscal year ended December 31, 2023.
These documents are available for viewing on the registrant’s web site at https://bam.brookfield.com/corporate-governance/governance-documents.
The charters of the registrant’s board of directors, audit committee, and governance, nominating, and compensation committee are each available for viewing on the registrant’s web site at https://bam.brookfield.com/corporate-governance/governance-documents and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Corporate Secretary, Brookfield Asset Management Ltd., Suite 100, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, Telephone: (416) 363-9491. Alternatively, requests may be sent by email to inquiries@brookfield.com.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.
The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

Concurrently with this Form 40-F, the registrant is filing with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.
Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 19, 2024.

BROOKFIELD ASSET MANAGEMENT LTD.

By:	/s/ Bahir Manios
Name:	Bahir Manios
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

97.1	Compensation Recovery Policy

99.1	Annual Information Form for the fiscal year ended December 31, 2023

99.2	Management’s Discussion and Analysis of Financial Results of Brookfield Asset Management Ltd. for the fiscal year ended December 31, 2023, the Consolidated Financial Statements of Brookfield Asset Management Ltd. and Brookfield Asset Management ULC for the fiscal year ended December 31, 2023 and 2022, and the reports of the Independent Registered Public Accounting Firm

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.6	Certification of Chief Financial Officer Form pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.7	Consent of Deloitte LLP, relating to the audited consolidated financial statements of Brookfield Asset Management Ltd.

99.8	Consent of Deloitte LLP, relating to the audited consolidated and combined financial statements of Brookfield Asset Management ULC

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because the XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)